UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 16, 2014

SOUTHERN STAR CENTRAL CORP.

_____

(Exact name of registrant as specified in its charter)

Delaware	333-110979	04-3712210
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
4700 Highway 56, Owensboro, KY		42301
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (270) 852-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 C.F.R. 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 C.F.R. 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 C.F.R. 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 C.F.R. 240.13e-4(c))

Item 1.01.   **Entry into a Material Definitive Agreement**

Indenture

On June 16, 2014, Southern Star Central Corp. (the "Company") issued $450 million of 5.125% Senior Notes due 2022 (the "Senior Notes") pursuant to the indenture, dated June 16, 2014 (the "Indenture"), between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee.

The Senior Notes are unsecured obligations of the Company. The Senior Notes will rank equally in right of payment to all of the Company's future senior unsecured debt and senior in right of payment to all of the Company's future subordinated debt. The Senior Notes are effectively subordinated to any of the Company's existing and future secured indebtedness, including indebtedness under the Company's amended and restated revolving credit facility that will be amended concurrently with the issuance of the notes offered thereby, to the extent of the value of the assets securing such indebtedness. The Senior Notes will not be guaranteed by any of the Company's subsidiaries and will be structurally subordinated to the indebtedness and liabilities of the Company's subsidiaries, including borrowings under the new term loan facility of the Company's subsidiary being established concurrently with the issuance of the Senior Notes.

Interest on the Senior Notes will be payable on January 15 and July 15 of each year, beginning on January 15, 2015. Interest on the Senior Notes will accrue from June 16, 2014. The Senior Notes mature on July 15, 2022.

At any time prior to July 15, 2017, the Company may, at its option, redeem up to 35% of the aggregate principal amount of the Senior Notes issued under the Indenture at a redemption price of 105.125% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings by the Company; *provided* that at least 65.0% of the aggregate principal amount of the Senior Notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption (including Senior Notes held by the Company and its subsidiaries) and the redemption occurs within 180 days of the date of the closing of such equity offering. In addition, at any time and from time to time prior to July 15, 2017, the Company may, at its option, redeem all or a part of the Senior Notes at a redemption price equal to 100% of the principal amount thereof plus the applicable premium plus accrued and unpaid interest, if any, thereon, to the redemption date. Thereafter, the Company has the option to redeem all or a portion of the Senior Notes at any time at the redemption prices set forth in the Indenture.

In the event of certain types of change of control, each holder of the Senior Notes has the right to require the Company to repurchase all or any part of such Senior Notes pursuant to an offer by the Company of a payment in cash equal to 101% of the aggregate principal amount of the Senior Notes repurchased, plus accrued and unpaid interest, if any, for the Senior Notes repurchased to the date of repurchase.

The Indenture contains covenants limiting the Company's ability and the ability of its restricted subsidiaries to, under certain circumstances:

- pay distributions on, purchase or redeem the Company's common equity or purchase or redeem its subordinated debt;

- incur or guarantee additional indebtedness or issue preferred stock;

- make investments;

- create or incur certain liens;

- enter into agreements that restrict distributions or other payments from the Company's restricted subsidiaries to the Company;

- consolidate, merge or transfer all or substantially all of the Company's assets; and

- engage in transactions with affiliates.

The Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable.

The foregoing description of the Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Amended and Restated Revolving Credit Facility

On June 16, 2014, the Company also entered into a Third Amendment (the "Third Amendment") to that certain Revolving Credit Agreement, dated as of July 3, 2012, as amended pursuant to the First Amendment thereto dated as of August 17, 2012 and the Second Amendment thereto dated as of March 22, 2013, by and among the Company, Royal Bank of Canada, as a lender and issuing lender, Bank of America, N.A., as a lender, and Royal Bank of Canada, as administrative agent (the "Credit Agreement"). Pursuant to the Third Amendment, the Credit Agreement has been amended to (i) decrease the aggregate revolving commitments thereunder from $125,000,000 to $50,000,000, (ii) extend the maturity of the Credit Agreement to the earlier of (x) July 3, 2019 and (y) the date that is 60 days prior to the maturity date of any other indebtedness of the Company or its subsidiaries in excess of $50.0 million, (iii) add provisions and definitions related to the Company's ability to request incremental commitments, (iv) replace the maximum capitalization ratio with respect to the Company with a maximum leverage ratio and (v) revise the change of control provisions.

The foregoing description of the Third Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Third Amendment, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Central Term Loan Facility

In addition, on June 16, 2014, Southern Star Central Gas Pipeline, Inc., a wholly-owned subsidiary of the Company ("Central"), entered into an unsecured $100.0 million Credit Agreement (the "Central Credit Agreement") by and among Central, the several banks and other financial institutions or entities from time to time party thereto as lenders and Royal Bank of Canada, as administrative agent, pursuant to which the lenders agreed to make a term loan to Central.

Borrowings under the Central Credit Agreement bear interest at a rate per annum equal to, at Central's option, either (a) an alternate base rate or (b) a rate based on the rates applicable for deposits in the interbank market for U.S. Dollars or the applicable currency in which loans are made plus an applicable margin. The applicable margin for the term loan is, in the case of borrowings bearing interest in accordance with clause (a) above, 0.75% and in the case of borrowings bearing interest in accordance with clause (b) above, 1.75%.

The Central Credit Agreement includes negative covenants that, subject to significant exceptions, limit the ability of Central and its restricted subsidiaries to, among other things (i) incur liens, (ii) engage in mergers, consolidations, liquidations and dissolutions and (iii) enter into transactions with affiliates. The covenants require Central to comply on a quarterly basis with a capitalization ratio and a minimum fixed charge coverage ratio. The Central Credit Agreement contains events of default that are customary for a facility of this nature. If an event of default occurs under the Central Credit Agreement, the maturity of the amounts outstanding thereunder may be accelerated.

The foregoing description of the Central Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Central Credit Agreement, which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

Item 2.03.   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 above relating to the Indenture and the Third Amendment to the Credit Agreement is incorporated by reference therein.

Item 8.01.   Other Events.

On June 16, 2014, the Company issued a press release announcing the completion of the offering of $450 million aggregate principal amount of Senior Notes, the early tender deadline results in respect of the previously announced cash tender offers (the "Tender Offers") for any and all of the Company's outstanding 6.75% Senior Notes due 2016 (the "6.75% Senior Notes") and the redemption of all 6.75% Senior Notes that remain outstanding upon the completion of the Tender Offers. A copy of the press release is included as Exhibit 99.1 hereto and incorporated into this Item 8.01 by reference.

On June 16, 2014, the Company used a portion of the net proceeds of the Senior Notes offering to purchase all 6.75% Senior Notes tendered by the early tender deadline.

In addition, on June 16, 2014, the Company issued a redemption notice, which provides that all of the 6.75% Senior Notes issued under the indenture dated April 13, 2006 that remain outstanding upon the completion of the Tender Offers shall be redeemed on July 16, 2014 at a price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date. The Company also issued a redemption notice, which provides that all of the 6.75% Senior Notes issued under the indenture dated April 16, 2008 that remain outstanding upon the completion of the Tender Offers shall be redeemed on July 16, 2014 at

prices of 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date.

Item 9.01.   Financial Statements and Exhibits.

Exhibits:

4.1   Indenture, dated as of June 16, 2014, between Southern Star Central Corp. and The Bank of New York Mellon Trust Company, N.A., as trustee

10.1   Third Amendment, dated as of June 16, 2014, by and among the Company, Royal Bank of Canada, as a lender and issuing lender, Bank of America, N.A., as a lender, and Royal Bank of Canada, as administrative agent

10.2   Credit Agreement, dated as of June 16, 2014, by and among Central, the several banks and other financial institutions or entities from time to time party thereto and Royal Bank of Canada, as administrative agent.

99.1   Press Release of the Company, announcing the completion of the offering of $450 million 5.125% senior notes due, the early results of tender offers and consent solicitations for its 6.75% senior notes due 2016, and redemption of all remaining 6.75% senior notes due 2016 dated June 16, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN STAR CENTRAL CORP.

Date: June 18, 2014   /s/ Susanne W. Harris
                                              Susanne W. Harris
                                              Vice President, Chief Financial Officer and Treasurer

Exhibit 4.1

EXECUTION VERSION

SOUTHERN STAR CENTRAL CORP.,
As Issuer

5.125% SENIOR NOTES DUE 2022

───────────────────────

INDENTURE

Dated as of June 16, 2014

───────────────────────

───────────────────────

The Bank of New York Mellon Trust Company, N.A., a national banking association
As Trustee

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TABLE OF CONTENTS

ARTICLE 1. DEFINITIONS AND INCORPORATION BY REFERENCE............................ **1**
SECTION 1.01   DEFINITIONS   1
SECTION 1.02   OTHER DEFINITIONS   23
SECTION 1.03   INCORPORATION BY REFERENCE OF TRUST INDENTURE ACT............   24
SECTION 1.04   RULES OF CONSTRUCTION   24
ARTICLE 2. THE NOTES...   **25**
SECTION 2.01   FORM AND DATING..   25
SECTION 2.02   EXECUTION AND AUTHENTICATION...   26
SECTION 2.03   REGISTRAR AND PAYING AGENT..   27
SECTION 2.04   PAYING AGENT TO HOLD MONEY IN TRUST.......................................   28
SECTION 2.05   HOLDER LISTS..   28
SECTION 2.06   TRANSFER AND EXCHANGE...   28
SECTION 2.07   REPLACEMENT NOTES...   34
SECTION 2.08   OUTSTANDING NOTES   34
SECTION 2.09   TREASURY NOTES...   35
SECTION 2.10   TEMPORARY NOTES   35
SECTION 2.11   CANCELLATION...   35
SECTION 2.12   DEFAULTED INTERESTED...   36
SECTION 2.13   CUSIP NUMBERS   36
SECTION 2.14   ISSUANCE OF ADDITIONAL NOTES   36
ARTICLE 3. REDEMPTION AND PREPAYMENT...   **37**
SECTION 3.01   NOTICES TO TRUSTEE...   37
SECTION 3.02   SELECTION OF NOTES TO BE REDEEMED OR PURCHASED   37
SECTION 3.03   NOTICE OF REDEMPTION   37
SECTION 3.04   EFFECT OF NOTICE OF REDEMPTION   38
SECTION 3.05   DEPOSIT OF REDEMPTION OR PURCHASE PRICE   38
SECTION 3.06   NOTES REDEEMED OR PURCHASED IN PART..   39
SECTION 3.07   OPTIONAL REDEMPTION   39
SECTION 3.08   MANDATORY REDEMPTION..   40
ARTICLE 4. COVENANTS..   **40**
SECTION 4.01   PAYMENT OF NOTES...   40
SECTION 4.02   MAINTENANCE OF OFFICE OR AGENCY   40
SECTION 4.03   REPORTS   41
SECTION 4.04   COMPLIANCE CERTIFICATE...   43
SECTION 4.05   TAXES..   43
SECTION 4.06   STAY, EXTENSION AND USURY LAWS..   43
SECTION 4.07   RESTRICTED PAYMENTS...   44
SECTION 4.08   DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES   46
SECTION 4.09   INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK   48

SECTION 4.10	TRANSACTIONS WITH AFFILIATES	50
SECTION 4.11	LIENS	51
SECTION 4.12	CORPORATE EXISTENCE	52
SECTION 4.13	OFFER TO REPURCHASE UPON CHANGE OF CONTROL TRIGGERING EVENT	52
SECTION 4.14	DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES	54
SECTION 4.15	COVENANT TERMINATION	54
ARTICLE 5. SUCCESSORS		**55**
SECTION 5.01	MERGER, CONSOLIDATION OR SALE OF ASSETS	55
SECTION 5.02	SUCCESSOR CORPORATION SUBSTITUTED	56
ARTICLE 6. DEFAULTS AND REMEDIES		**56**
SECTION 6.01	EVENTS OF DEFAULT	56
SECTION 6.02	ACCELERATION	58
SECTION 6.03	OTHER REMEDIES	58
SECTION 6.04	WAIVER OF PAST DEFAULTS	58
SECTION 6.05	CONTROL BY MAJORITY	59
SECTION 6.06	LIMITATION ON SUITS	59
SECTION 6.07	RIGHTS OF HOLDERS OF NOTES TO RECEIVE PAYMENT	59
SECTION 6.08	COLLECTION SUIT BY TRUSTEE	60
SECTION 6.09	TRUSTEE MAY FILE PROOFS OF CLAIM	60
SECTION 6.10	PRIORITIES	60
SECTION 6.11	UNDERTAKING FOR COSTS	61
ARTICLE 7. TRUSTEE		**61**
SECTION 7.01	DUTIES OF TRUSTEE	61
SECTION 7.02	RIGHTS OF TRUSTEE	62
SECTION 7.03	INDIVIDUAL RIGHTS OF TRUSTEE	64
SECTION 7.04	TRUSTEE'S DISCLAIMERS	64
SECTION 7.05	NOTICE OF DEFAULTS	64
SECTION 7.06	REPORTS BY TRUSTEE TO HOLDERS OF THE NOTES	65
SECTION 7.07	COMPENSATION AND INDEMNITY	65
SECTION 7.08	REPLACEMENT OF TRUSTEE	66
SECTION 7.09	SUCCESSOR TRUSTEE BY MERGER, ETC	67
SECTION 7.10	ELIGIBILITY; DISQUALIFICATION	67
SECTION 7.11	PREFERENTIAL COLLECTION OF CLAIMS AGAINST COMPANY	67
ARTICLE 8. LEGAL DEFEASANCE AND COVENANT DEFEASANCE		**67**
SECTION 8.01	OPTION TO EFFECT LEGAL DEFEASANCE OR COVENANT DEFEASANCE	67
SECTION 8.02	LEGAL DEFEASANCE AND DISCHARGE	68
SECTION 8.03	COVENANT DEFEASANCE	68
SECTION 8.04	CONDITIONS TO LEGAL OR COVENENT DEFEASANCE	69
SECTION 8.05	DEPOSITED MONEY AND GOVERNMENT SECURITIES HELD IN TRUST; OTHER MISCELLANEOUS PROVISIONS	70
SECTION 8.06	REPAYMENT TO COMPANY	70

SECTION 8.07   REINSTATEMENT 71

ARTICLE 9. AMENDMENT, SUPPLEMENT AND WAIVER **71**

SECTION 9.01   WITHOUT CONSENT OF HOLDERS OF NOTES 71

SECTION 9.02   WITH CONSENT OF HOLDERS OF NOTES 72

SECTION 9.03   COMPLIANCE WITH TRUST INDENTURE ACT 74

SECTION 9.04   REVOCATION AND EFFECT OF CONSENTS 74

SECTION 9.05   NOTATION ON OR EXCHANGE OF NOTES 74

SECTION 9.06   TRUSTEE TO SIGN AMENDMENTS, ETC. 74

ARTICLE 10. SATISFACTION AND DISCHARGE **74**

SECTION 10.01 TRUSTEE INDENTURE ACT CONTROLS 74

SECTION 10.02 APPLICATION OF TRUST MONEY 75

ARTICLE 11. MISCELLANEOUS **76**

SECTION 11.01 SATISFACTION AND DISCHARGE 76

SECTION 11.02 NOTICES 76

SECTION 11.03 COMMUNICATIONS BY HOLDERS OF NOTES WITH OTHER HOLDERS OF NOTES 78

SECTION 11.04 CERTIFICATE AND OPINION AS TO CONDITIONS PRECEDENT 78

SECTION 11.05 STATEMENTS REQUIRED IN CERTIFICATE OR OPINION 78

SECTION 11.06 RULES BY TRUSTEE AND AGENTS 79

SECTION 11.07 NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS 79

SECTION 11.08 GOVERNING LAW; JURY TRIAL WAIVER 79

SECTION 11.09 NO ADVERSE INTERPRETATION OF OTHER AGREEMENTS 79

SECTION 11.10 SUCCESSORS 79

SECTION 11.11 SEVERABILITY 80

SECTION 11.12 COUNTERPART ORIGINALS 80

SECTION 11.13 TABLE OF CONTENTS, HEADINGS, ETC. 80

SECTION 11.14 U.S.A. PATRIOT ACT 80

EXHIBITS:

EXHIBIT A   FORM OF NOTE

Cross-Reference Table*

Trust Indenture Act Section	Indenture Section
310 (a)(1)	7.10
(a)(2)	7.10
(a)(3)	N.A.
(a)(4)	N.A.
(a)(5)	7.10
(b)	7.10
(c)	N.A.
311 (a)	7.11
(b)	7.11
(c)	N.A.
312 (a)	2.05
(b)	11.03
(c)	11.03
313 (a)	7.06
(b)(1)	N.A.
(b)(2)	7.06; 7.07
(c)	7.06; 11.02
(d)	7.06
314 (a)	4.03; 4.04; 11.02; 11.05
(b)	N.A.
(c)(1)	11.04
(c)(2)	11.04
(c)(3)	N.A.
(d)	N.A.
(e)	11.05
(f)	N.A.
315 (a)	7.01
(b)	7.05, 11.02
(c)	7.01
(d)	7.01
(e)	6.11
316 (a)(last sentence)	2.09
(a)(1)(A)	6.05
(a)(1)(B)	6.04
(a)(2)	N.A.
(b)	6.07
(c)	2.12; 9.02
317 (a)(1)	6.08

(a)(2)	....	6.09
(b)	....	2.04
318 (a)	....	11.01
(b)	....	N.A.
(c)	....	11.01

---

*This Cross-Reference Table is not part of the Indenture.

N.A. means not applicable.

*This Cross-Reference Table is not part of the Indenture.

This INDENTURE dated as of June 16, 2014 between Southern Star Central Corp., a Delaware corporation (the "*Company*"), and The Bank of New York Mellon Trust Company, N.A., a national banking association as Trustee.

The Company and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the $450.0 million aggregate principal amount of 5.125% Senior Notes due 2022 (the "*Initial Notes*").

ARTICLE 1.
DEFINITIONS AND INCORPORATION
BY REFERENCE

Section 1.01   Definitions.

"*Acquired Debt*" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

"*Additional Assets*" means (i) any property or assets, other than Capital Stock, Indebtedness or rights to receive payments over a period greater than 180 days, that are used by or useful to the Company or any of its Restricted Subsidiaries in a Permitted Business or (ii) the Capital Stock of any entity that either is already at the time a Restricted Subsidiary or becomes a Restricted Subsidiary as a result of the acquisition of that Capital Stock by the Company or another of its Restricted Subsidiaries.

"*Additional Notes*" means any notes (other than the Initial Notes), if any, issued under this Indenture in accordance with Sections 2.02, 2.14 and 4.09 hereof.

"*Adjusted Treasury Rate*" means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities" for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after July 15, 2017, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury

Price for such redemption date, in each case calculated on the third business day immediately preceding the redemption date, plus, in the case of each of clause (i) and (ii), 0.50%.

"*Affiliate*" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; *provided* that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

"*Agent*" means any Registrar, Paying Agent, Note Custodian, or co-registrar.

"*Applicable Premium*" means at any redemption date, the excess of (A) the present value at such redemption date of (1) the redemption price of such Notes on July 15, 2017 (such redemption price set forth in Section 3.07(b)) plus (2) all required remaining scheduled interest payments due on the Notes through July 15, 2017 (excluding accrued and unpaid interest), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such Notes on such redemption date.

"*Applicable Procedures*" means, with respect to any payment, tender, redemption, transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such payment, tender, redemption, transfer or exchange.

"*Attributable Debt*" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended.

"*Available Cash Flow from Operations*" means for any period of the Company, Consolidated Cash Flow of the Company for such period, *minus* the sum of the following, each determined for such period on a consolidated basis:

(i) cash taxes paid by the Company and its Restricted Subsidiaries; *plus*

(ii) cash interest expense paid by the Company and its Restricted Subsidiaries whether or not capitalized (including, without limitation, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations); *plus*

(iii) additions to property, plant and equipment and other capital expenditures of the Company and its Restricted Subsidiaries that are (or would be) set forth in a consolidated statement of cash flows of the Company and its Restricted Subsidiaries for such period prepared in accordance with GAAP (except to the extent financed by the incurrence of Indebtedness); *plus*

(iv) the aggregate principal amount of long-term Indebtedness repaid by the Company and its Restricted Subsidiaries and the repayment by the Company and any Restricted Subsidiary of any short-term Indebtedness that financed capital expenditures referred to in clause (iii) above, excluding any such repayments (x) under working capital facilities (except to the extent that such Indebtedness so repaid was incurred to finance capital expenditures as described in clause (iii) above) and (y) through a refinancing involving the incurrence of new long-term Indebtedness.

"*Bankruptcy Law*" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors.

"*Beneficial Owner*" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Sections 13(d) and 14(d) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have correlative meanings.

"*Board of Directors*" means (i) with respect to a corporation, the board of directors of the corporation, (ii) with respect to a partnership, the board of directors of the general partner of the partnership, and (iii) with respect to any other Person, the board or committee of such Person serving a similar function.

"*Business Day*" means each day that is not a Saturday, Sunday or other day on which the Trustee or banking institutions in New York, New York are authorized or required by law to close.

"*Capital Lease Obligation*" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

"*Capital Stock*" means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"*Cash Equivalents*" means:

(i)   United States dollars;

(ii)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (*provided* that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition,

(iii)   certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

(iv)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above;

(v)   commercial paper having the highest rating obtainable from Moody's or S&P and in each case maturing within six months after the date of acquisition; and

(vi)   money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (i)-(v) above.

"*Change of Control*" means the occurrence of any of the following:

(i)   prior to the occurrence of the first public offering of common stock of the Company, the Permitted Holders cease to be the Beneficial Owners, directly or indirectly, of a majority of the Voting Stock of the Company, measured by voting power rather than number of shares, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities by the Permitted Holders or otherwise (for purposes of this clause (i) the Permitted Holders shall be deemed to Beneficially Own any Voting Stock of an entity (the "specified entity") held by any other entity (the "parent entity") so long as the Permitted Holders Beneficially Own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity, measured by voting power rather than number of shares);

(ii)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related

transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act);

Notwithstanding anything in this clause (ii), the Company may reorganize into a master limited partnership or similar entity, *provided* that (x) the Permitted Holders continue to be the Beneficial Owners, directly or indirectly, of a majority of the voting power of the Voting Stock of the reorganized entity and (y) the Company shall sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company in conjunction with such reorganization and shall comply with Section 5.01 hereof.

(iii)   the adoption of a plan relating to the liquidation or dissolution of the Company; or

(iv)   the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), becomes the Beneficial Owner, directly or indirectly, of more than 35% of the Voting Stock of the Company, measured by voting power rather than number of shares; *provided* that the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the Company or such successor (for the purposes of this clause, such other person or group shall be deemed to Beneficially Own any Voting Stock of a specified entity held by a parent entity, if such other person or group beneficially owns directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity).

"*Change of Control Triggering Event*" means the occurrence of both a Change of Control and a Rating Decline with respect to the Notes.

"*Clearstream*" means Clearstream Banking, S.A., or any successor securities clearing agency.

"*Commission*" means the Securities Exchange Commission.

"*Comparable Treasury Issue*" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption

date to July 15, 2017, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to July 15, 2017.

"*Comparable Treasury Price*" means, with respect to any redemption date, if clause (ii) of the definition of Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Company, Reference Treasury Dealer Quotations for the redemption date.

"*Consolidated Cash Flow*" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period, *plus* the following to the extent deducted in calculating such Consolidated Net Income:

    (i)   an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Subsidiaries in connection with an asset sale or asset disposition, to the extent such losses were deducted in computing such Consolidated Net Income; plus

    (ii)   provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

    (iii)   Fixed Charges of such Person; plus

    (iv)   depreciation, amortization (including amortization of intangibles but excluding amortization of other prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 "Goodwill and other Intangibles" but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

    (v)   any Rate Case Consolidated Cash Flow Adjustment; plus

    (vi)   all extraordinary, unusual or non-recurring items of loss or expense; minus

    (vii)   all extraordinary, unusual or non-recurring items of gain or revenue; minus

    (viii)   non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, amounts in clauses (i), (ii), (iv) and (vi) relating to any Restricted Subsidiary will be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in

the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without any prior governmental approval (that has not been obtained) and by operation of the terms of its charter and all judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

"*Consolidated Net Income*" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; *provided* that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) any unrealized non-cash gains or losses or charges in respect of Hedging Obligations (including those resulting from the application of SFAS 133) will be excluded and (iv) the cumulative effect of a change in accounting principles after the Issue Date will be excluded.

Notwithstanding the foregoing, for the purposes of Section 4.07 of this Indenture only, there shall be excluded from Consolidated Net Income any nonrecurring charges relating to any premium or penalty paid, write off of deferred finance fees or other charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity.

"*Consolidated Net Tangible Assets*" means, with respect to any Person at any date of determination, the aggregate amount of Total Assets included in such Person's most recent quarterly or annual consolidated balance sheet prepared in accordance with GAAP less applicable reserves reflected in such balance sheet, after deducting the following amounts: (i) all current liabilities reflected in such balance sheet, and (ii) all goodwill, trademarks, patents, unamortized debt discounts and expenses and other like intangibles reflected in such balance sheet.

"*Consolidated Net Worth*" means the total of the amounts shown on a Person's consolidated balance sheet determined in accordance with GAAP, as of the end of such Person's most recent fiscal quarter for which internal financial statements are available prior to the taking of any action for the purpose of which the determination is being made, as the sum of (1) the par or stated value of all of such Person's outstanding Capital Stock, (2) paid-in capital or capital surplus relating to such Capital Stock and (3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

"*Corporate Trust Office of the Trustee*" for purposes of this Indenture will be at the address of the Trustee specified in Section 11.02 hereof or such other address as to which the Trustee may give notice to the Company.

"*Credit Facilities*" means, one or more debt facilities, commercial paper facilities or Debt Issuances, including the Senior Credit Facilities, in each case with banks, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders, financiers or to special purpose entities formed to borrow from (or sell such receivables to) such lenders or other financiers against such receivables), letters of credit, bankers' acceptances, other borrowings or Debt Issuances, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time (including through one or more Debt Issuances) and any agreements and related documents governing Indebtedness or Obligations incurred to refinance amounts then outstanding or permitted to be outstanding, whether or not with the original administrative agent, lenders, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing and whether provided under the original Credit Facility or any other credit or agreement, indenture or other documentation relating thereto.

"*Debt Issuances*" means, with respect to the Company or any Restricted Subsidiary, one or more issuances after the Issue Date of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.

"*Default*" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"*Definitive Note*" means a certificated Note registered in the name of the Holder thereof and issued in accordance with Article 2 hereof, substantially in the form of Exhibit A hereto, except that such Note will not bear the Global Note Legend and will not have the "Schedule of Exchanges of Interests in the Global Note" attached thereto.

"*Depositary*" means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, until a successor shall have been appointed and become such pursuant to the applicable provision of this Indenture, and, thereafter, "Depositary" means or include such successor.

"*Disqualified Stock*" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; *provided*, *however*, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.07 hereof.

"*Distribution Compliance Period*", with respect to any Notes, means the period of 40 consecutive days beginning on and including the later of (i) the day on which such Notes are first offered to Persons other than distributors (as defined in Regulation S) in reliance on Regulation S and (ii) the Issue Date with respect to such Notes.

"*Domestic Subsidiary*" means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia.

"*Electronic Means*" means the following communications methods: S.W.I.F.T., e-mail, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system specified by the Trustee as available for use in connection with its services hereunder.

"*Equity Interests*" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"*Equity Offering*" means any public or private sale of Capital Stock (other than Disqualified Stock) made for cash on a primary basis by the Company after the Issue Date.

"*Euroclear*" means Euroclear Bank S.A./N.V., as operator of Euroclear system, or any successor securities clearing agency.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Existing Indebtedness*" means Indebtedness of the Company and its Restricted Subsidiaries (other than Permitted Debt) in existence on the Issue Date, until such amounts are repaid.

"*Fixed Charge Coverage Ratio*" means with respect to any specified Person for any four-quarter reference period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems any Disqualified Stock or preferred stock subsequent to the commencement of the applicable four-quarter reference period and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurs (the "*Calculation Date*"), then the Fixed Charge Coverage Ratio will be calculated giving *pro forma* effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of proceeds therefrom, as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(i)   acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and

including any related financing transactions, subsequent to the commencement of the applicable four-quarter reference period and on or prior to the Calculation Date will be given *pro forma* effect as if they had occurred on the first day of such period and Consolidated Cash Flow for such reference period will be calculated on a *pro forma* basis in accordance with Regulation S-X under the Securities Act including any *pro forma* expense and cost reductions that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial officer or chief accounting officer of the Company (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the Commission related thereto);

(ii)   the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(iii)   the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

"*Fixed Charges*" means, with respect to any specified Person for any period, the sum, without duplication, of:

(i)   the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings), and net of the effect of all payments made or received pursuant to Hedging Obligations incurred with respect to Indebtedness; plus

(ii)   the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(iii)   any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon); plus

(iv)   all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company,

in each case, on a consolidated basis and in accordance with GAAP.

"*GAAP*" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which were in effect on the Issue Date.

"*Global Notes*" means, individually and collectively, each of the Rule 144A Global Notes and the Regulation S Global Notes, each of which shall bear the Private Placement Legend, substantially in the form of Exhibit A hereto issued in accordance with Article 2 hereof.

"*Global Note Legend*" means the legend set forth in Section 2.06(e)(i) to be placed on all Global Notes issued under this Indenture.

"*Government Securities*" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

"*Guarantee*" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, of all or any part of any Indebtedness in any manner including, without limitation, by way of a pledge of assets or through letters of credit and reimbursement agreements in respect thereof.

"*Hedging Obligations*" means, with respect to any specified Person, the obligations of such Person incurred under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (ii) foreign exchange contracts and currency protection agreements, (iii) any commodity futures contract, commodity option or other similar agreement or arrangement and (iv) other similar agreements or arrangements.

"*Holder*" means a Person in whose name a Note is registered.

"*Indebtedness*" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(i)   in respect of borrowed money;

(ii)   evidenced by bonds, notes, debentures or similar instruments;

(iii)   in respect of banker's acceptances or letters of credit (or reimbursement agreements in respect thereof) or similar instruments;

(iv)   representing Capital Lease Obligations;

(v)   representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(vi)   representing the net obligations of such Person under any Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of the agreement or arrangement giving rise to such obligation that would be payable by such Person at such time),

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others to the extent secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(i)   the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount and

(ii)   the principal amount of the Indebtedness, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

"*Indenture*" means this Indenture, as amended or supplemented from time to time.

"*Indirect Participant*" means a Person who holds a beneficial interest in a Global Note through a Participant.

"*Initial Notes*" means $450.0 million in aggregate principal amount of 5.125% Senior Notes due 2022 issued under this Indenture on the Issue Date.

"*Investments*" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding (x) commission, travel and similar advances to officers and employees made in the ordinary course of business and (y) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the

fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of Section 4.07 hereof.

"*Issue Date*" means June 16, 2014.

"*Legal Holiday*" means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest will accrue for the intervening period.

"*Leverage Ratio*" means, with respect to any Person as of any date of determination, the ratio of (x) the total consolidated Indebtedness of such Person and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available, which would be reflected as a liability on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared as of such date in accordance with GAAP, to (y) the aggregate amount of Consolidated Cash Flow of such Person for the then most recent four fiscal quarters for which internal financial statements are available, in each case with such pro forma adjustments to the amount of consolidated Indebtedness and Consolidated Cash Flow as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

"*Lien*" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement).

"*Measurement Date*" means April 1, 2014.

"*Moody's*" means Moody's Investors Service, Inc. or any successor rating agency.

"*Net Income*" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

"*Non-Recourse Debt*" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (A) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (B) is directly or indirectly liable (as a guarantor or otherwise) or (C) is the lender, (ii) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the Notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity and (iii) as to which the lenders or other credit providers have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

Notwithstanding the foregoing, for purposes of clauses (i) and (iii) above, Indebtedness of an Unrestricted Subsidiary secured by a pledge by the Company of the Capital Stock of such Unrestricted Subsidiary, to the extent of the value of such Capital Stock, shall be deemed to be Non-Recourse Debt.

"*Non-U.S. Person*" means a Person who is not a U.S. Person.

"*Note Custodian*" means the Trustee, as custodian for DTC with respect to the Notes in global form, or any successor entity thereto.

"*Notes*" means the Initial Notes and any Additional Notes that may be issued under a supplemental indenture. The Initial Notes and the Additional Notes shall be treated as a single class for all purposes under this Indenture, and unless the context otherwise requires, all references to the Notes shall include the Initial Notes and any Additional Notes.

"*Obligations*" means any principal, premium, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereof.

"*Offering Memorandum*" means the final offering memorandum dated June 5, 2014 in respect of the Initial Notes.

"*Officer*" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Assistant Secretary or any Vice-President of such Person.

"*Officers' Certificate*" means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements of Section 11.05 hereof.

"*Opinion of Counsel*" means an opinion from legal counsel who may be an employee of or counsel to the Company, any Subsidiary of the Company, or other counsel that is reasonably acceptable to the Trustee, that meets the requirements of Section 11.05 hereof.

"*Participant*" means, with respect to DTC, Euroclear or Clearstream, a Person who has an account with DTC, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

"*Permitted Acquisition Indebtedness*" means Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of (i) a Subsidiary prior to the date on which such Subsidiary became a Restricted Subsidiary or (ii) a Person that merged with or consolidated into

the Company or a Restricted Subsidiary; *provided* that on the date such Subsidiary became a Restricted Subsidiary or the date such Person was merged and amalgamated into the Company or a Restricted Subsidiary, as applicable, after giving pro forma effect thereto, (a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(a) of this Indenture, (b) the Fixed Charge Coverage Ratio for the Company would be greater than the Fixed Charge Coverage Ratio for the Company immediately prior to such transaction, or (c) the Consolidated Net Worth of the Company would be greater than the Consolidated Net Worth of the Company immediately prior to such transaction; *provided* that such Indebtedness was not incurred in contemplation of, or in connection with, such acquisition, merger or consolidation.

"*Permitted Business*" means the lines of business conducted by the Company and its Restricted Subsidiaries on the Issue Date and any business incidental or reasonably related thereto or which is a reasonable extension thereof as determined in good faith by the Board of Directors of the Company and set forth in an Officers' Certificate delivered to the Trustee.

"*Permitted Holders*" means each of Morgan Stanley Infrastructure Partners and its Affiliates, excluding any of its operating portfolio companies. For purposes of this definition, "control" shall have the meaning given such term in the definition of the term "Affiliate".

"*Permitted Investment*" means

(i)   any Investment in the Company or in a Restricted Subsidiary of the Company;

(ii)   any Investment in Cash Equivalents;

(iii)   any Investment by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary of the Company or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(iv)   any Investment made as a result of the receipt of non-cash consideration from an asset sale; *provided* that the value of such non-cash consideration does not exceed 25% of the fair market value of the assets sold or transferred in such asset sale;

(v)   any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(vi)   any Investments received (A) in satisfaction of judgments or in compromise or resolution of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment in default;

(vii)   any Investment consisting of a guarantee permitted under Section 4.09 hereof;

(viii)   Hedging Obligations permitted to be incurred under Section 4.09 hereof;

15

(ix)   payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(x)   loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or any of its Restricted Subsidiaries not to exceed $5.0 million at any one time outstanding;

(xi)   Investments existing on the Issue Date; and

(xii)   other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (xii) that are at the time outstanding, not to exceed the greater of (a) $50.0 million or (b) 5.0% of Consolidated Net Tangible Assets of the Company.

"*Permitted Liens*" means:

(xiii)   Liens securing Indebtedness and other obligations under any Credit Facility incurred pursuant to clause (i) of Section 4.09(b);

(xiv)   Liens securing the Initial Notes;

(xv)   Liens existing on the Issue Date;

(xvi)   Liens in favor of the Company;

(xvii)   Liens to secure Indebtedness of any Restricted Subsidiaries; *provided* that the Indebtedness is permitted by the terms of this Indenture to be incurred;

(xviii)   Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company or otherwise becomes a Restricted Subsidiary of the Company; *provided* that such Liens were in existence prior to the contemplation of such merger or consolidation or such Person becoming a Restricted Subsidiary of the Company and do not extend to any assets other than those of such Person;

(xix)   Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company; *provided* that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any assets other than such acquired property;

(xx)   Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iv) of Section 4.09(b) covering only the assets acquired with such Indebtedness;

(xxi)   Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured; *provided* that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or distributions in respect

thereof) that secured or, under the written arrangements under which the original Lien arose, could secure the Indebtedness being refinanced;

(xxii) Liens on assets or Capital Stock of Unrestricted Subsidiaries that secure Non-Recourse Debt;

(xxiii) Liens securing Hedging Obligations;

(xxiv) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(xxv) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; *provided* that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(xxvi) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

(xxvii) Liens imposed by law, including carriers', warehousemen's and mechanics' Liens, in each case for sums not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; *provided* that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(xxviii) Liens arising solely by virtue of any statutory or common law provisions relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; *provided* that (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depositary institution;

(xxix) easements, rights-of-way, minor survey exceptions, zoning and similar restrictions and other similar encumbrances or title defects incurred or imposed, which do not materially detract from the value of the property subject thereto (as such property is used by the Company or its Subsidiaries) or interfere with the ordinary conduct of its business or the business of its Subsidiaries; *provided* that any such Liens are not incurred in connection with any borrowing of money or any commitment to loan any money or to extend any credit;

(xxx) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the

review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired; and

(xxxi) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $75.0 million at any one time outstanding.

"*Permitted Refinancing Indebtedness*" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries (other than intercompany Indebtedness); *provided* that

(i)   the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(ii)   such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(iii)   if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(iv)   such Permitted Refinancing Indebtedness is incurred either by the Company or by the Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

"*Person*" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"*Private Placement Legend*" means the legend set forth in Section 2.06(e)(i) to be placed on all Notes issued under this Indenture except as otherwise permitted by the provisions of this Indenture.

"*Purchase Agreement*" means (i) with respect to the Initial Notes, the Purchase Agreement, dated as of June 5, 2014 between the Company and RBC Capital Markets, LLC, as

representative of the several initial purchasers named therein and (ii) with respect to each issuance of Additional Notes, the purchase agreement or underwriting agreement among the Company and the Persons purchasing such Additional Notes.

"*QIB*" means a "qualified institutional buyer" as defined in Rule 144A.

"*Quotation Agent*" means the Reference Treasury Dealer selected by the Company.

"*Rate Case Settlement*" means the general rate case under Federal Energy Regulatory Commission (the "FERC") Docket No. RP, effective December 1, 2013 as provided in the Stipulation and Agreement, dated as of March 7, 2014 and as approved by Order from the FERC on April 23, 2014.

"*Rate Case Consolidated Cash Flow Adjustment*" means, without duplication, for any four fiscal quarter period that (i) ends on June 30, 2014, an amount equal to $14.0 million, which is the incremental amount of Consolidated Cash Flow that would have been contributed for the period from July 1, 2013 through November 30, 2013 if the Rate Case Settlement had been in effect during such period; and (ii) ends on September 30, 2014, an amount equal to $5.6 million, which is the incremental amount of Consolidated Cash Flow that would have been contributed for the period from October 1, 2013 through November 30, 2013 if the Rate Case Settlement had been in effect during such period, in each case with such pro forma adjustments that are applied to Consolidated Cash Flow in the definition of Fixed Charge Coverage Ratio, applied to the Rate Case Consolidated Cash Flow Adjustment.

"*Rating Agency*" means each of S&P and Moody's, or if S&P or Moody's or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by resolution of the Board of Directors) which shall be substituted for S&P or Moody's, or both, as the case may be.

"*Rating Decline*" means the then current rating of the Notes by either Moody's or S&P shall be decreased by one or more gradations (including gradations within the rating categories as well as between categories) within 60 days after the earlier of: (i) the date of public notice of the occurrence of a Change of Control or (ii) public notice of the intention of the Company to effect a Change of Control (which 60-day period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by either Moody's or S&P).

"*Reference Treasury Dealer*" means any three nationally recognized investment banking firms selected by the Company that are primary dealers of Government Securities.

"*Reference Treasury Dealer Quotations*" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue, expressed as a percentage of its principal amount, quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day immediately preceding the redemption date.

"*Regulation S*" means Regulation S promulgated under the Securities Act.

"*Regulation S Global Note*" means a Global Note bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of the Depositary and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

"*Reporting Default*" means a Default described in clause (v) of Section 6.01.

"*Responsible Officer*" when used with respect to the Trustee, means any Managing Director, Director, Principal, Vice President, Assistant Vice President or any other officer within the Corporate Trust Administration of the Trustee (or any successor group of the Trustee) with direct responsibility for the administration of this Indenture or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of such person's knowledge of and familiarity with the particular subject.

"*Restricted Investment*" means an Investment other than a Permitted Investment.

"*Restricted Subsidiary*" means, with respect to any Person, any Subsidiary of such Person that is not an Unrestricted Subsidiary.

"*Rule 144*" means Rule 144 promulgated under the Securities Act.

"*Rule 144A*" means Rule 144A promulgated under the Securities Act.

"*Rule 144A Global Note*" means the global note in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with and registered in the name of the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes offered and sold to QIBs in reliance on Rule 144A.

"*Rule 903*" means Rule 903 promulgated under the Securities Act.

"*Rule 904*" means Rule 904 promulgated under the Securities Act.

"*S&P*" means Standard & Poor's Rating Services, a division of McGraw Hill Inc., a New York corporation, or any successor rating agency.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Senior Credit Facilities*" means the credit facilities provided under the Credit Agreement dated as of the Issue Date among the Company, the lenders party thereto from time to time in their capacities as lenders thereunder, and Royal Bank of Canada, as administrative agent, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any appendices, exhibits, annexes or schedules to any of the foregoing (as the same may be in effect from time to time) and any amendments, supplements, modifications, extensions, replacements, renewals, restatements, refundings or refinancings thereof (whether with the original agents and lenders or other agents or lenders or otherwise, and whether provided under the original credit agreement or other credit agreements or otherwise) and any one

or more indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that extend, replace, refund, refinance, renew or defease any part of the loans, notes, other credit facilities or commitments thereunder, including any refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (*provided* that such increase in borrowings is permitted under Section 4.09 or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders).

"*Senior Debt*" means (i) all Indebtedness of the Company or any Restricted Subsidiary outstanding under Credit Facilities and all Hedging Obligations with respect thereto, (ii) any other Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred under the terms of this Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes and (iii) all Obligations with respect to the foregoing. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include (a) any liability for federal, state, local or other taxes owed or owing by the Company, (b) any intercompany Indebtedness of the Company or any of its Subsidiaries to the Company or any of its Affiliates, (c) any trade payables, (d) any Indebtedness of the Company or any Restricted Subsidiary (and any accrued and unpaid interest in respect thereof) that is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person, or (e) any Indebtedness that is incurred in violation of this Indenture.

"*Significant Subsidiary*" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02(w) of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof; *provided* that all Unrestricted Subsidiaries will be excluded from all calculations under Rule 1-02(w) of Regulation S-X.

"*Stated Maturity*" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness (or with respect to Indebtedness outstanding on the Issue Date, the documentation in effect on the Issue Date), and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"*Subsidiary*" means, with respect to any specified Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

"*TIA*" means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date, and as amended to the extent required by law.

"*Total Assets*" means, with respect to any Person, the total assets of such Person on a consolidated basis determined in accordance with GAAP, as shown on the most recently available consolidated balance sheet of such Person.

"*Transfer Restricted Securities*" means securities that bear or are required to bear the Private Placement Legend set forth in Section 2.06(e)(i) hereof.

"*Trustee*" means the party named as such in the preamble to this Indenture until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

"*Unrestricted Subsidiary*" means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(i)   has no Indebtedness other than Non-Recourse Debt;

(ii)   is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(iii)   is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Equity Interests or (B) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(iv)   has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

Any such designation by the Board of Directors of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by Section 4.07 hereof. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under Section 4.09 hereof, the Company will be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; *provided* that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if:

(i)   such Indebtedness is permitted under Section 4.09 hereof, calculated on a *pro forma* basis as if such designation had occurred at the beginning of the four-quarter reference period; and

(ii)   no Default or Event of Default would be in existence following such designation.

"*U.S. Person*" means a U.S. person as defined in Rule 902(k) under the Securities Act.

"*Voting Stock*" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"*Weighted Average Life to Maturity*" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

Section 1.02   *Other Definitions*.

Term	Defined in Section
"Affiliate Transaction"	4.10
"Authorized Officers"	11.02
"Change of Control Offer"	4.13
"Change of Control Payment"	4.13
"Change of Control Payment Date"	4.13
"Company"	preamble
"Covenant Defeasance"	8.03
"DTC"	2.03
"Event of Default"	6.01
"incur"	4.09
"Investment Grade Date"	4.15
"Investment Grade Rating"	4.15
"Instructions"	11.02
"Legal Defeasance"	8.02
"Paying Agent"	2.03
"Payment Default"	6.01
"Permitted Debt"	4.09
"Registrar"	2.03
"Restricted Payments"	4.07

Section 1.03   Incorporation by Reference of Trust Indenture Act.

Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

The following TIA terms used in this Indenture have the following meanings:

"*indenture securities*" means the Notes;

"*indenture security Holder*" means a Holder of a Note;

"*indenture to be qualified*" means this Indenture;

"*indenture trustee*" or "*institutional trustee*" means the Trustee;

"*obligor*" on the Notes means the Company and any successor obligor on the Notes.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by Commission rule under the TIA have the meanings so assigned to them.

Section 1.04   Rules of Construction.

Unless the context otherwise requires:

(i)   a term has the meaning assigned to it;

(ii)   an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(iii)   "or" is not exclusive;

(iv)   words in the singular include the plural, and in the plural include the singular;

(v)   provisions apply to successive events and transactions; and

(vi)   references to sections of or rules under the Securities Act and the Exchange Act will be deemed to include substitute, replacement or successor sections or rules adopted by the Commission from time to time.

ARTICLE 2.
THE NOTES

Section 2.01   Form and Dating.

(a) *General*. The Notes and the Trustee's certificate of authentication will be substantially in the form of Exhibit A hereto. The Notes may be issued in the form of Definitive

Notes or Global Notes, as specified by the Company. The Notes may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Company is subject, if any, or usage (*provided* that any such notation, legend or endorsement is in a form acceptable to the Company). Each Note will be dated the date of its authentication. The Notes will be in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Notes issued in global form will be substantially in the form of Exhibit A attached hereto (including the Global Note Legend and the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Notes issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Note Legend and without the "Schedule of Exchanges of Interests in the Global Note" attached thereto). Each Global Note will represent such of the outstanding Notes as will be specified therein and each will provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by the Trustee or the Note Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture will govern and be controlling.

(b) *Initial Notes*. The Initial Notes will be offered and sold by the Company pursuant to a Purchase Agreement. The Initial Notes will be resold initially only to (i) QIBs in reliance on Rule 144A and (ii) Non-U.S. Persons in reliance on Regulation S. The Initial Notes may thereafter be transferred to, among others, QIBs and purchasers in reliance on Regulation S, subject to the restrictions on transfer set forth herein. Additional Notes offered after the Issue Date may be offered and sold by the Company from time to time in accordance with applicable law. Rule 144A Global Notes will be issued initially in the form of one or more permanent Global Notes in definitive, fully registered form, and Regulation S Global Notes will be issued initially in the form of one or more Global Notes in definitive, fully registered form, in each case without interest coupons and with the Global Note Legend and Private Placement Legend set forth in Exhibit A hereto, which will be deposited on behalf of the purchasers of the Initial Notes represented thereby with the Notes Custodian, and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Company and authenticated by the Trustee as provided in this Indenture. The aggregate principal amount of the Global Notes may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee and on the schedules thereto as hereinafter provided.

(c) *Book-Entry Provisions*. This Section 2.01(c) will apply only to a Global Note deposited with or on behalf of the Depositary.

The Company will execute and the Trustee will, in accordance with this Section 2.01 (c), authenticate and deliver initially one or more Global Notes that (a) will be registered in the name of the Depositary for such Global Note or Global Notes or the nominee of such Depositary and (b) will be delivered by the Trustee to such Depositary or pursuant to such Depositary's instructions or held by the Trustee as custodian for the Depositary.

Participants in the Depositary will have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary or by the Trustee as the custodian of the Depositary or under such Global Note, and the Company, the Trustee and any agent of the Company or the Trustee will be entitled to treat the Depositary as the absolute owner of such Global Note for all purposes whatsoever. None of the Trustee or any Agent shall have any responsibility or liability for any acts or omissions of the Depositary with respect to such Global Note, for the records of any such Depositary, including records in respect of beneficial ownership interests in respect of any such Global Note, for any transactions between the Depositary and any of its Participants or between or among the Depositary, any such Participant and/or any Holder or owner of a beneficial interest in such Global Note, or for any transfers of beneficial interests in any such Global Note.

Notwithstanding the foregoing, nothing herein will prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Participants, the operation of customary practices of such Depositary governing the exercise of the rights of a Holder of a beneficial interest in any Global Note.

(d) *Certificated Notes*. Except as provided in this Section 2.01 or Section 2.03 or Section 2.04, owners of beneficial interests in Global Notes shall not be entitled to receive physical delivery of Definitive Notes.

Section 2.02   *Execution and Authentication*.

One Officer will sign the Notes for the Company by manual or facsimile signature.

If an Officer whose signature is on a Note was an Officer at the time of such execution but no longer holds that office or position at the time a Note is authenticated, the Note will nevertheless be valid. The Trustee shall be entitled to rely on such signature as authentic and shall be under no obligation to make any investigation in relation thereto.

A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under this Indenture.

Except as otherwise provided herein, the aggregate principal amount of Notes that may be outstanding at any time under this Indenture is not limited in amount. The Trustee will authenticate and deliver: (i) on the Issue Date, an aggregate principal amount of $450.0 million 5.125% Senior Notes Due 2022 and (ii) at any time and from time to time thereafter, Additional Notes for an original issue, in each case in an aggregate principal amount specified in the written order of the Company pursuant to this Section 2.02, together with an Officers' Certificate and an Opinion of Counsel. Such order shall in each case specify the aggregate principal amount of Notes

to be authenticated, the issue price, the issue date and the CUSIP number of such Notes and in the case of any issuance of Additional Notes, shall certify that such issuance is in compliance with Section 2.02, Section 2.14 and Section 4.09 hereof.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent for service of notices and demands.

Section 2.03   Registrar and Paying Agent.

The Company will maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("*Registrar*") and an office or agency where Notes may be presented for payment ("*Paying Agent*"). The Registrar will keep a register of the Notes and of their transfer and exchange. The Company may appoint one or more co-registrars and one or more additional paying agents. The term "Registrar" includes any co-registrar and the term "Paying Agent" includes any additional paying agent. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company will notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee will act as such. The Company or any of its Subsidiaries may act as Paying Agent or Registrar.

The Company initially appoints The Depository Trust Company ("*DTC*") to act as Depositary with respect to the Global Notes.

The Company initially appoints the Trustee to act as the Registrar and Paying Agent and to act as Note Custodian with respect to the Global Notes. The Company has entered into a letter of representations with DTC in the form provided by DTC and the Trustee and each Agent are hereby authorized to act in accordance with such letter and Applicable Procedures.

Claims against the Company for payment of principal of, premium, if any, or interest on the Notes will become void unless presentment for payment is made (where so required herein) within, in the case of principal, a period of ten years or, in the case of interest or premium, a period of five years, in each case from the applicable original date of payment therefor.

The obligations of the Agents are several and not joint.

Section 2.04   Paying Agent to Hold Money in Trust.

The Company will require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal of, premium, if any, or interest on the Notes, and will notify the Trustee of any Default by the Company in making any such payment. While any such Default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to

the Trustee. Upon payment over to the Trustee pursuant to this Section 2.04, the Paying Agent (if other than the Company or a Subsidiary) will have no further liability for the money. If the Company or a Subsidiary acts as Paying Agent, it will segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee will serve as Paying Agent for the Notes.

Section 2.05   Holder Lists.

The Trustee will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and will otherwise comply with TIA § 312(a). If the Trustee is not the Registrar, the Company will furnish to the Trustee, at least five Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes, which list may be conclusively relied upon by the Trustee, and the Company will otherwise comply with TIA § 312(a).

Section 2.06   Transfer and Exchange.

(a) *Transfer and Exchange of Definitive Notes*. When Definitive Notes are presented to the Registrar or a co-registrar with a request:

(x) to register the transfer of such Definitive Notes or

(y) to exchange such Definitive Notes for an equal principal amount of Definitive Notes of other authorized denominations,

the Registrar or co-registrar will register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; *provided, however*, that the Definitive Notes surrendered for transfer or exchange:

(i)   are duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Registrar or co-registrar, duly executed by the Holder thereof or its attorney duly authorized in writing; and

(ii)   are being transferred or exchanged pursuant to clause (A), (B) or (C) below, and are accompanied by the following additional information and documents, as applicable:

(A) if such Definitive Notes are being delivered to the Registrar by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect (in substantially the form set forth on the reverse of the Note); or

(B) if such Definitive Notes are being transferred to the Company, a certification to that effect (in substantially the form set forth on the reverse of the Note); or

(C) if such Definitive Notes are being transferred pursuant to an exemption from registration in reliance upon an exemption from the registration requirements of the Securities Act: (1) a certification to that effect (in substantially the form set forth on the

reverse of the Note) and (2) if the Company so requests, an opinion of counsel or other evidence reasonably satisfactory to it as to compliance with the restrictions set forth in the Private Placement Legend set forth in Section 2.06(e)(i) hereof.

(b) *Restrictions on Transfer of a Definitive Note for a Beneficial Interest in a Global Note*. A Definitive Note may not be exchanged for a beneficial interest in a Rule 144A Global Note or a Regulation S Global Note except upon satisfaction of the requirements set forth below. Upon receipt by the Trustee of a Definitive Note, duly endorsed or accompanied by appropriate instruments of transfer, in form satisfactory to the Trustee, together with:

(i) certification, in the form set forth on the reverse of the Note, that such Definitive Note is being transferred (A) to the Company, (B) to the Registrar for registration in the name of a Holder, without transfer, (C) to a QIB in accordance with Rule 144A, (D) outside the United States in an offshore transaction within the meaning of Regulation S and in compliance with Rule 904 under the Securities Act or (E) pursuant to another available exemption from registration provided by Rule 144 under the Securities Act; and

(ii) written instructions directing the Trustee to make, or to direct the Notes Custodian to make, an adjustment on its books and records with respect to such Global Note to reflect an increase in the aggregate principal amount of the Notes represented by the Global Note, such instructions to contain information regarding the Depositary account to be credited with such increase,

then the Trustee will cancel such Definitive Note and cause, or direct the Notes Custodian to cause, in accordance with the standing instructions and procedures existing between the Depositary and the Notes Custodian, the aggregate principal amount of Notes represented by the Global Note to be increased accordingly. If no Global Notes are then outstanding, the Company will issue and the Trustee will authenticate, upon written order of the Company in the form of an Officers' Certificate, a new Global Note in the appropriate principal amount.

(c) *Transfer and Exchange of Global Notes*. (i) The transfer and exchange of Global Notes or beneficial interests therein will be effected through the Depositary, in accordance with this Indenture (including applicable restrictions on transfer set forth herein, if any) and the procedures of the Depositary therefor. A transferor of a beneficial interest in a Global Note will deliver to the Registrar a written order given in accordance with the Depositary's procedures containing information regarding the Participant account of the Depositary to be credited with a beneficial interest in the Global Note. The Registrar will, in accordance with such instructions, instruct the Depositary to credit to the account of the Person specified in such instructions a beneficial interest in the Global Note and to debit the account of the Person making the transfer by an amount equal to the beneficial interest in the Global Note being transferred. Transfers by an owner of a beneficial interest in the Rule 144A Global Note to a transferee who takes delivery of such interest through the Regulation S Global Note shall be made only upon receipt by the Trustee of a certification in the form provided on the reverse of the Initial Notes from the transferor to the effect that such transfer is being made in accordance with Regulation S or (if available) Rule 144 under the Securities Act.

(ii) If the proposed transfer is a transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, the Registrar will reflect on its books and records the date and an increase in the principal amount of the Global Note to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Registrar will reflect on its books and records the date and a corresponding decrease in the principal amount of the Global Note from which such interest is being transferred.

(iii) Notwithstanding any other provisions of this Indenture (other than the provisions set forth in Section 2.06(c)(iv) hereof), a Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(iv) A Global Note deposited with the Depositary or with the Trustee as Notes Custodian for the Depositary pursuant to Section 2.01 will be transferred to the beneficial owners thereof in the form of Definitive Notes in an aggregate principal amount equal to the principal amount of such Global Note, in exchange for such Global Note, only if such transfer complies with Section 2.06 hereof and (A) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note or if at any time such Depositary ceases to be a "clearing agency" registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 90 days of such notice, (B) an Event of Default has occurred and is continuing or (C) the Company, in its sole discretion, notifies the Trustee in writing that it elects to cause the issuance of Definitive Notes under this Indenture.

(v) Any Global Note that is transferable to the beneficial owners thereof pursuant to Section 2.06(c)(iv) will be surrendered by the Depositary to the Trustee located at its principal corporate trust office in the Borough of Manhattan, The City of New York, to be so transferred, in whole or from time to time in part, without charge, and the Trustee will authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations. Any portion of a Global Note transferred pursuant to Section 2.06(c)(iv) will be executed, authenticated and delivered only in denominations of $2,000 principal amount and integral multiples of $1,000 in excess thereof and registered in such names as the Depositary shall direct. Any Definitive Note delivered in exchange for an interest in the Transfer Restricted Security will, except as otherwise provided by Section 2.06(e) hereof, bear the restricted securities legend set forth in Exhibit A hereto.

(vi) Subject to the provisions of Section 2.06(c)(v) above, the registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action which a Holder is entitled to take under this Indenture or the Notes.

(vii) In the event of the occurrence of any of the events specified in Section 2.06(c)(iv)(A), (B) or (C) above, the Company shall promptly make available to the Trustee a reasonable supply of Definitive Notes in fully registered form without interest coupons.

(viii) Any certificate (i) evidencing a Note that has been transferred to an Affiliate of the Company within one year after the Issue Date, as evidenced by a notation on the assignment form for such transfer or in the representation letter delivered in respect thereof or (ii) evidencing a Note that has been acquired from an Affiliate (other than by an Affiliate) in a transaction or a chain of transactions not involving any public offering, shall, until one year after the last date on which either the Company or any Affiliate of the Company was an owner of such Note, in each case, be in the form of a permanent Definitive Note and bear the Private Placement Legend subject to the restrictions in Section 2.06(e). The Registrar shall retain copies of all letters, notices and other written communications received pursuant to Section 2.03 and this Section 2.06. The Company, at its sole cost and expense, shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.

(d) [reserved]

(e) *Legend*.

(i)   Except as permitted by the following paragraphs (ii), (iii) and (iv), each Note certificate evidencing the Global Notes (and all Notes issued in exchange therefor or in substitution thereof) will bear the Private Placement Legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR OTHER SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN "OFFSHORE TRANSACTION" PURSUANT TO RULE 903 OR RULE 904 OF REGULATION S, (2) AGREES THAT IT WILL NOT, PRIOR TO THE DATE THAT IS ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS SECURITY) AND THE LAST DATE ON WHICH SOUTHERN STAR CENTRAL CORP. (THE "ISSUER") OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY OR ANY PREDECESSOR OF THIS SECURITY, OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUER OR ANY OF ITS SUBSIDIARIES, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE

TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE ISSUER AND THE TRUSTEE SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (I) PURSUANT TO CLAUSE (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATION OF TRANSFER IN THE FORM APPEARING IN THE INDENTURE IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE.

Each Global Note will also bear the Global Note Legend in substantially the following form:

THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(c) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

Each Definitive Note will also bear the following additional legend:

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

(i) Upon any sale or transfer of a Transfer Restricted Security (including any Transfer Restricted Security represented by a Global Note) pursuant to Rule 144, the Registrar will permit the transferee thereof to exchange such Transfer Restricted Security for a certificated Note that does not bear the legend set forth above and rescind any restriction on the transfer of such Transfer Restricted Security, if the transferor thereof certifies in writing to the Registrar that such sale or transfer was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Note).

(f) *Cancellation or Adjustment of Global Note.* At such time as all beneficial interests in a Global Note have either been exchanged for Definitive Notes, redeemed, purchased or canceled, such Global Note will be returned to the Depositary for cancellation or retained and canceled by the Trustee. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for certificated Notes, redeemed, purchased or canceled, the principal amount of Notes represented by such Global Note will be reduced and an adjustment will be made on the books and records of the Trustee (if it is then the Notes Custodian for such Global Note) with respect to such Global Note, by the Trustee or the Notes Custodian, to reflect such reduction.

(g) *Obligations with Respect to Transfers and Exchanges of Notes.*

(i)　　To permit registrations of transfers and exchanges, the Company shall execute and the Trustee will authenticate Definitive Notes and Global Notes at the Registrar's or co‑registrar's request.

(ii)　　No service charge will be made for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 4.13 and 9.05 of this Indenture).

(iii)　　The Registrar or co‑registrar will not be required to register the transfer of or exchange of (a) any Definitive Note selected for redemption in whole or in part pursuant to Article 3 of this Indenture, except the unredeemed portion of any Definitive Note being redeemed in part, or (b) any Note for a period beginning 15 Business Days before the mailing of a notice of an offer to repurchase or redeem Notes or 15 Business Days before an interest payment date, and ending on such mailing date or interest payment date, as the case may be.

(iv)　　Prior to the due presentation for registration of transfer of any Note, the Company, the Trustee, the Paying Agent, the Registrar or any co‑registrar may deem and treat the person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Company, the Trustee, the Paying Agent, the Registrar or any co‑registrar will be affected by notice to the contrary.

(v)　　All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture will evidence the same debt and will be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

(h) *No Obligation of the Trustee or Any Agent.*

(i)　　The Trustee and each Agent will have no responsibility or obligation to any beneficial owner of a Global Note, a Participant in the Depositary or other Person with respect to the accuracy of the records of the Depositary or its nominee or of any Participant, with respect to any ownership interest in the Notes or with respect to the delivery to any Participant, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption)

or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes will be given or made only to or upon the order of the registered Holders (which will be the Depositary or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note will be exercised only through the Depositary subject to the applicable rules and procedures of the Depositary. The Trustee and each Agent may rely and will be fully protected in relying upon information furnished by the Depositary with respect to its Participants and any beneficial owners.

(ii)   The Trustee and each Agent will have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Participants or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Section 2.07   Replacement Notes.

If any mutilated Note is surrendered to the Trustee or the Company and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Company will issue and the Trustee, upon the written order of the Company signed by one Officer of the Company, will authenticate a replacement Note if the Trustee's requirements are met. If required by the Trustee or the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company and the Trustee may charge for their expenses in replacing a Note.

Every replacement Note is an additional obligation of the Company and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08   Outstanding Notes.

The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note.

If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser.

If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds, on a redemption date or maturity date, money sufficient to pay all principal, premium, if any, and interest payable on that date with respect to the Notes, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

Section 2.09   Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that a Trustee knows are so owned will be so disregarded.

Section 2.10   Temporary Notes.

Until certificates representing Notes are ready for delivery, the Company may prepare and the Trustee will authenticate temporary Notes upon a written order of the Company signed by one Officer of the Company. Temporary Notes will be substantially in the form of Definitive Notes but may have variations that the Company considers appropriate for temporary Notes and that are reasonably acceptable to the Trustee. Without unreasonable delay, the Company will prepare and the Trustee will authenticate Definitive Notes in exchange for temporary Notes.

Holders of temporary Notes shall be entitled to all of the benefits of this Indenture.

Section 2.11   Cancellation.

The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent will forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will dispose of canceled Notes in accordance with its standard procedures (subject to the record retention requirement of the Exchange Act). Certification of all canceled Notes will be delivered to the Company upon written request. The Company may not issue new Notes to replace Notes that it has redeemed, paid or delivered to the Trustee for cancellation.

Section 2.12   Defaulted Interest.

If the Company defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Company will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Company will fix or cause to be fixed each such special record date and payment date, *provided* that no such special record date will be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company (or, upon the written

request of the Company, the Trustee in the name and at the expense of the Company) will deliver or cause to be delivered to Holders a notice that states the special record date, the related payment date and the amount of defaulted interest to be paid.

Section 2.13   CUSIP Numbers.

The Company in issuing the Notes may use CUSIP numbers, ISIN numbers (if then generally in use) or other similar numbers, and, if so, the Trustee may use the CUSIP and/or ISIN numbers in notices as a convenience to Holders; *provided* that any such notice may state that no representation is made by the Trustee as to the correctness of such numbers either as printed on the Notes or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Notes, and any such notice will not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee of any change in the CUSIP numbers, ISIN numbers or other similar numbers.

Section 2.14   Issuance of Additional Notes.

The Company will be entitled, subject to its compliance with Sections 2.02 and 4.09 hereof, to issue Additional Notes under this Indenture with identical terms as the Initial Notes issued on the Issue Date, other than with respect to the date of issuance and issue price. The Initial Notes issued on the Issue Date and any Additional Notes will be treated as a single class for all purposes under this Indenture.

With respect to any Additional Notes, the Company will set forth in a resolution of the Board of Directors and an Officers' Certificate, copies of which will be delivered to the Trustee, the following information:

(i)   the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture;

(ii)   the issue price, the issue date and the CUSIP number of such Additional Notes; and

(iii)   such issuance is in compliance with Section 2.02, this Section 2.14 and Section 4.09 of this Indenture.

ARTICLE 3.
REDEMPTION AND PREPAYMENT

Section 3.01   Notices to Trustee.

If the Company elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 hereof, it will furnish to the Trustee, at least 45 days before a redemption date (unless a shorter period shall be satisfactory to the Trustee), an Officers' Certificate setting forth (i) the clause of this Indenture pursuant to which the redemption will occur, that such election has been duly authorized by all requisite corporate action on the part of the Company and complies with this Indenture, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed and

(iv) the redemption prices. If the redemption price is not known at the time such notice is to be given, the actual redemption price calculated as described in the terms of the Notes will be set forth in an Officers' Certificate delivered to the Trustee no later than two Business Days prior to the redemption date.

Section 3.02   Selection of Notes to be Redeemed or Purchased.

If less than all of the Notes are to be redeemed or purchased in an offer to purchase at any time, and the Notes are Global Notes, they will be selected for redemption in accordance with Applicable Procedures. If the Notes are not Global Notes, the Trustee will select Notes for redemption or purchase on a *pro rata* basis, by lot or by such method as the Trustee in its sole discretion deems fair and appropriate; *provided* that no Notes of $2,000 or less shall be redeemed in part.

The Trustee will promptly notify the Company in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected will be in amounts of $2,000 or whole multiples of $2,000; except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not a multiple of $2,000, will be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

Section 3.03   Notice of Redemption.

At least 30 days but not more than 60 days before a redemption date, the Company will send or cause to be sent a notice of redemption to each Holder whose Notes are to be redeemed, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Article 8 or 10 hereof. Notices of redemption may not be conditional. Notes called for redemption become due on the date fixed for redemption.

The notice will identify the Notes to be redeemed (including CUSIP Numbers, if any) and will state:

(i)   the redemption date;

(ii)   the redemption price plus accrued interest, if any, and, if such redemption is pursuant to Section 3.07(c), the manner of calculation for the Applicable Premium;

(iii)   if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note (or transferred by book-entry);

(iv)   the name and address of the Paying Agent;

(v)   that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(vi)   that, unless the Company defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(vii)   the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(viii)   that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes.

At the Company's request, the Trustee will give the notice of redemption in the Company's name and at its expense; *provided, however,* that the Company has delivered to the Trustee, at least 45 days prior to the redemption date (unless a shorter period shall be satisfactory to the Trustee), an Officers' Certificate requesting that the Trustee give such notice and setting forth the form of notice to be given as provided in the preceding paragraph as an exhibit thereto.

Section 3.04   Effect of Notice of Redemption.

Once notice of redemption is sent in accordance with Section 3.03 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may not be conditional.

Section 3.05   Deposit of Redemption or Purchase Price.

Prior to 11:00 a.m. Eastern Time on the Business Day prior to the redemption date, the Company will deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued interest on all Notes to be redeemed or purchased on that date. The Trustee or the Paying Agent will promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of, and accrued interest on, all Notes to be redeemed or purchased.

If the Company complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest will cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest will be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or purchase is not so paid upon surrender for redemption or purchase because of the failure of the Company to comply with the preceding paragraph, interest will be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06   Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Company will issue and, upon the Company's written request, the Trustee will authenticate (or deliver by book entry transaction pursuant to Applicable Procedures) for the Holder at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered.

Section 3.07   Optional Redemption.

(a) At any time prior to July 15, 2017, the Company may on any one or more occasions redeem an aggregate of up to 35% of the aggregate principal amount of Notes issued under this Indenture at a redemption price of 105.125% of the principal amount, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Equity Offerings by the Company; *provided* that:

(i)   at least 65% of the aggregate principal amount of Notes issued under this Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); and

(ii)   the redemption occurs within 180 days of the date of the closing of such Equity Offering.

(b) On and after July 15, 2017, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage
2017	103.844%
2018	102.563%
2019	101.281%
2020 and thereafter	100.000%

(c) At any time and from time to time prior to July 15, 2017 the Company may redeem all or part of the Notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium plus accrued and unpaid interest thereon, to the redemption date. The notice of such redemption shall set forth the manner of calculation for the Applicable Premium. The Company will notify the Trustee of the amount of the Applicable Premium promptly after the calculation thereof (*provided* that the Trustee will not be responsible for such calculation).

(d) Any redemption pursuant to this Section 3.07 will be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

Section 3.08   Mandatory Redemption.

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes.

ARTICLE 4.
COVENANTS

Section 4.01   Payment of Notes.

The Company will pay or cause to be paid the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, interest will be considered paid on the date due if the Paying Agent, if other than the Company or a Subsidiary thereof, holds as of 10:00 a.m. Eastern Time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due.

The Company will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate equal to 1.0% per annum in excess of the then applicable interest rate on the Notes to the extent lawful; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02   Maintenance of Office or Agency.

The Company will maintain in the continental United States an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company fails to maintain any such required office or agency or fails to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided, however,* that no such designation or rescission will in any manner relieve the Company of its obligation to maintain an office or agency in the continental United States for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.03 hereof.

Section 4.03   Reports.

(a) Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company shall furnish to the Trustee and each Holder of Notes:

(i) (a) within 90 days of the end of each fiscal year, annual audited financial statements for such fiscal year and (b) within 45 days of the end of each of the first three fiscal quarters of every fiscal year, unaudited financial statements for the interim period as of, and for the period ending on, the end of such fiscal quarter, in each case, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" with respect to the periods presented and, with respect to the annual information only, a report on the annual financial statements therein by the Company's certified independent accountants (all of the foregoing financial information to be prepared (i) on a basis substantially consistent with, and subject to exceptions substantially consistent with, the corresponding financial information included in this offering memorandum or (ii) on a basis substantially consistent with the then applicable SEC requirements); *provided* that the Company will have its annual consolidated financial statements audited by a nationally recognized firm of independent auditors and its interim consolidated financial statements reviewed by a nationally recognized firm of independent auditors in accordance with Statement on Auditing Standards No. 100 issued by the American Institute of Certified Public Accountants (or any similar replacement standard); and

(ii) within 15 days after the time period specified for filing current reports on Form 8-K by the SEC in respect of the occurrence of an event required to be therein reported, such other reports (in each case, without exhibits) containing substantially the same information required to be contained in a Current Report on Form 8-K under the Exchange Act under Item 1.01 (Entry into a Material Definitive Agreement), 1.02 (Termination of a Material Definitive Agreement), 1.03 (Bankruptcy or Receivership), 2.01 (Completion of Acquisition or Disposition of Assets), 2.02 (Results of Operations and Financial Condition), 2.03 (Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant), 2.04 (Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement), 2.05 (Costs Associated with Exit or Disposal Activities), 2.06 (Material Impairments), 4.01 (Changes in Registrant's Certifying Accountant), 4.02 (Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review), 5.01 (Changes in Control of Registrant), 5.02(a)(1)(i)-(ii), (b) and (c)(1) (Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers) and Item 9.01 (Financial Statements and Exhibits), but limited only to the financial statements of business acquisitions and pro forma financial information required to be reported pursuant to Item 2.01; *provided* that any historical information of an acquired business provided pursuant to this clause (2) need not be audited if such audits are not reasonably available on the closing date of the related transaction; *provided*, further, however, that no report in this clause (2) shall be required to be furnished if the Company determines in its good faith judgment that such event is not material to the holders or the business, assets, operations, financial position or prospects of the Company and its Restricted Subsidiaries.

(b) If the Company has designated any of its Subsidiaries as an Unrestricted Subsidiary, then the annual and quarterly information required by clause (a) of the first paragraph of this covenant shall include a reasonably detailed presentation, either on the face of the financial

statements or in the footnotes thereto or in a "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries.

(c) The Company shall (i) distribute such reports and information electronically to the Trustee and (ii) make available such reports and information to any Holder, any bona fide prospective purchaser of the Notes (a "Prospective Purchaser"), any bona fide security analyst or any bona fide market maker by posting such reports and information on Intralinks or any comparable password protected online data system or on a public website; *provided* that the Company shall only be required to make readily available any password or other login information to any such Holder, Prospective Purchaser, security analyst or market maker; *provided*, *further*, that such Holders, Prospective Purchasers, security analysts and market makers shall agree to (a) treat all such reports (and the information contained therein) and information as confidential, (b) not use such reports and the information contained therein for any purpose other than their investment or potential investment in the Notes and (c) not publicly disclose any such reports (and the information contained therein) and information.

(d) So long as any Notes are outstanding, the Company will also:

(i)   as promptly as reasonably practicable after furnishing to the Trustee the annual and quarterly reports required by Section 4.03(a)(i) or such earlier time after the completion of such reporting period, hold a conference call to discuss the results of operations for the relevant reporting period; and

(ii)   issue a press release to the appropriate nationally recognized wire services or post a notice on Intralinks or such other comparable password protected online data system used by the Company to post other reports and information prior to the date of the conference call required to be held in accordance with clause (i) of this paragraph, announcing the time and date of such conference call and either including all information necessary to access the call or informing holders, Prospective Purchasers, securities analysts and market makers how they can obtain such information.

(e) In addition, to the extent not satisfied by the foregoing, the Company shall furnish to prospective investors, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(f) The Company will be deemed to have furnished the reports referred to in clauses (a) and (b) of the first paragraph of this covenant if the Company has filed reports containing such information with the SEC.

(g) Delivery of reports, information and documents to the Trustee is for informational purposes only and its receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including our compliance with any of our covenants under the Indenture or the Notes (as to which the Trustee is entitled to rely exclusively on Officers' Certificates). The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, our compliance with the covenants or with respect

to any reports or other documents filed with the SEC or EDGAR or any website under the Indenture, or participate in any conference calls.

Section 4.04   Compliance Certificate.

(a) The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate, one signer of which shall be either the principal executive officer, the principal financial officer or the principal accounting officer of the Company that need not comply with Section 11.05, stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

(b) Reserved.

(c) The Company will, so long as any of the Notes are outstanding, deliver to the Trustee, promptly upon any Officer becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Section 4.05   Taxes.

The Company shall pay, and shall cause each of its Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

Section 4.06   Stay, Extension and Usury Laws.

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07   Restricted Payments.

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)   declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company);

(ii)   purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(iii)   make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated to the Notes, except a payment of interest or principal at Stated Maturity thereof; or

(iv)   make any Restricted Investment.

All such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "*Restricted Payments*"; unless, at the time of and after giving effect to such Restricted Payment:

(v)   no Default (except a Reporting Default) has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(vi)   if the Fixed Charge Coverage Ratio for the Company's four most recent fiscal quarters for which internal financial statements are available is not less than 1.75 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (vii), and (viii) of the next succeeding paragraph), is less than the sum, without duplication of:

(A) cumulative Available Cash Flow from Operations since the Measurement Date, *plus*

(B) 100% of the aggregate net cash proceeds received by the Company (including the fair market value of any Permitted Business or assets used or useful in a Permitted Business to the extent acquired in consideration of Equity Interests (other than Disqualified Stock) of the Company) after the Measurement Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or

convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests, or other Disqualified Stock outstanding after the Measurement Date that has been voluntarily converted to Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), *plus*

(C) to the extent that any Restricted Investment that was made after the Measurement Date is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment, including without limitation repayment of principal of any Restricted Investment constituting a loan or advance (less the cost of disposition, if any), *plus*

(D) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the Measurement Date, the fair market value of the Company's Investment in such Subsidiary as of the date of such redesignation; or

(vii)   if the Fixed Charge Coverage Ratio for the Company's four most recent fiscal quarters for which internal financial statements are available is less than 1.75 to 1.0, such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries during the period commencing on the date such internal financial statements are available and ending on the date the next quarterly internal financial statements are available (such Restricted Payments for purposes of determining under this clause (iii) the aggregate amount of all other Restricted Payments made during such period meaning only distributions on the Company's common stock), is less than $35.0 million less the aggregate amount of all Restricted Payments made by the Company pursuant to this clause (iii) during the period ending on the last day immediately preceding the date on which such internal financial statements are available and beginning on the Issue Date.

So long as no Default (except a Reporting Default) has occurred and is continuing or would be caused thereby (except with respect to clause (i) and clause (iv) below) the foregoing provisions of this Section 4.07 will not prohibit:

(viii)   the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of this Indenture;

(ix)   the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); *provided* that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (ii)(B) of the preceding paragraph;

(x)   the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Company with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(xi)   the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(xii)   the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former director, officer or employee of the Company (or any of its Restricted Subsidiaries) pursuant to any equity subscription agreement, stock option agreement or similar agreement; *provided* that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any twelve-month period (with amounts not being used in any twelve-month period being carried forward to the next twelve-month period; *provided* that such aggregate amount in any twelve-month period may not exceed $15.0 million);

(xiii)   the payment of any cash dividend on any date where the Notes are rated Ba2 or better by Moody's and BB or better by S&P (or in either case, if such entity ceases to rate such Notes for reasons outside of the control of the Company, the equivalent credit rating from any other Rating Agency), *provided* that on the date of such dividend after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the Company's most recently ended four full fiscal quarters for which internal financial statements are available, the Company's Leverage Ratio would have been equal to or less than 6.25 to 1.0;

(xiv)   other Restricted Payments in an aggregate amount since the Issue Date not to exceed $80.0 million; and

(xv)   the distribution to Holdings in the amount of $160.0 million, as described under the heading "Use of Proceeds" in the Offering Memorandum.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Section 4.08   Dividend and Other Payment Restrictions Affecting Subsidiaries.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(i)   pay dividends or make any other distributions on its Capital Stock, or with respect to any other interest or participation in, or measured by, its profits, to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(ii)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

(iii)   transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

(b) The restrictions in Section 4.08(a) above shall not apply to encumbrances or restrictions existing under or by reason of:

(i)   agreements governing Existing Indebtedness as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; *provided* that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive in any material respect, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of this Indenture, as determined by the Board of Directors of the Company in its good faith judgment;

(ii)   agreements governing Credit Facilities;

(iii)   this Indenture and the Notes;

(iv)   applicable law or any applicable rule, regulation or order of any court or governmental authority;

(v)   any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(vi)   customary non-assignment provisions in leases or contracts entered into in the ordinary course of business and consistent with past practices;

(vii)   purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in Section 4.08(a)(iii) above on the property purchased;

(viii)   any agreement for the sale or other disposition of a Restricted Subsidiary or its assets that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(ix)   Permitted Refinancing Indebtedness, *provided* that the encumbrances or restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive in any material respect, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as determined by the Board of Directors of the Company in its good faith judgment;

(x)   Liens securing Indebtedness otherwise permitted to be incurred under Section 4.11 hereof that limit the right of the debtor to dispose of the assets subject to such Liens;

(xi)   provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; and

(xii)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Section 4.09   Incurrence of Indebtedness and Issuance of Preferred Stock.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "*incur*") any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; *provided, however,* that the Company and any Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or the Company may issue Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a *pro forma* basis (including a *pro forma* application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

(b) The provisions of Section 4.09(a) shall not prohibit the incurrence of any of the following items of Indebtedness (collectively, "*Permitted Debt*"):

(i)   the incurrence by the Company and its Restricted Subsidiaries of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (i) not to exceed the greater of (a) $250.0 million and (b) 15.0% of its Consolidated Net Tangible Assets as set forth on its most recent quarterly balance sheet;

(ii)   the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;

(iii)   the incurrence by the Company of Indebtedness represented by the Notes issued on the Issue Date;

(iv)   the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred

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pursuant to this clause (iv) (after giving effect to the retirement of the Indebtedness so refunded, refinanced or replaced), not to exceed $75.0 million at any time outstanding;

(v)   the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under Section 4.09(a) hereof or clauses (ii), (iii), (v) or (xiv) of this Section 4.09(b);

(vi)   the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; *provided,* that (A) if the Company is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, and (B)(1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (2) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or a Restricted Subsidiary, as the case may be, that was not permitted by this clause (vi);

(vii)   the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the normal course of business and not for speculative purposes, designed to protect the Company or such Restricted Subsidiary against fluctuations in interest rates or currency exchange rates with respect to Indebtedness incurred or against fluctuations in the price of commodities used by that entity at the time;

(viii)   the Guarantee by the Company or any Restricted Subsidiary of Indebtedness of the Company or any Restricted Subsidiaries that was permitted to be incurred by another provision of this Section 4.09;

(ix)   the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this Section 4.09; *provided*, in each such case, that the amount thereof is included in the Fixed Charges of the Company as accrued;

(x)   the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt;

(xi)   Indebtedness incurred in respect of workers' compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by the Company or a Restricted Subsidiary in the ordinary course of business;

(xii)   Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business;

(xiii)   Indebtedness represented by agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary;

(xiv)   the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Acquisition Indebtedness; and

(xv)   the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (xv), not to exceed $75.0 million.

(c) For purposes of determining compliance with this Section 4.09, in the event that an item of Indebtedness (including Acquired Debt) at any time meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xv) of Section 4.09(b) above or is entitled to be incurred pursuant to Section 4.09(a) hereof, the Company will be permitted to classify (and later reclassify at any time) in whole or in part, in its sole discretion, such item of Indebtedness in any manner that complies with this Section 4.09. Indebtedness permitted by this Section 4.09 need not be permitted solely by reference to one clause permitting such Indebtedness but may be permitted (and classified) in part by one such clause and in part by one or more other clauses of this Section 4.09 permitting such Indebtedness.

Section 4.10   Transactions with Affiliates.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "*Affiliate Transaction*"), unless:

(i)   such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(ii)   the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an Officers' Certificate certifying that such Affiliate Transaction complies with this Section 4.10 (a).

(b) The following provisions will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 4.10(a) hereof:

(i)   any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with past practices;

(ii)   transactions between or among the Company and/or its Restricted Subsidiaries;

(iii)   transactions with a Person that is an Affiliate of the Company solely because the Company owns an Equity Interest in, or controls, such Person;

(iv)   payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company;

(v)   sales of Equity Interests (other than Disqualified Stock) to Affiliates of the Company;

(vi)   Restricted Payments and Permitted Investments (other than pursuant to clauses (iii) or (xii) of the definition of Permitted Investments) that are permitted by Section 4.07 hereof;

(vii)   any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements or stock option or stock ownership plans approved by the Board of Directors;

(viii) loans or advances to employees in the ordinary course of business and consistent with past practices;

(ix)   indemnification payments made to officers, directors and employees of the Company or any of its Restricted Subsidiaries pursuant to charter, bylaw, statutory or contractual provisions; and

(x)   any agreement in effect as of the Issue Date and described in the Offering Memorandum and any amendment thereto (so long as such amendment is not materially less favorable to the Company or any Restricted Subsidiary).

Section 4.11   Liens.

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness or trade payables of the Company upon any of their property or assets, now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, unless the Notes are secured on an equal and ratable basis (or on a senior basis to, in the case of obligations subordinated in right of payment to the Notes) with the Obligations so secured until such time as such Obligations are no longer secured by a Lien. The Company will not, and will not permit any of its Restricted Subsidiaries to create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) on the Capital Stock of Southern Star Central Gas Pipeline, Inc.

Section 4.12   Corporate Existence.

Subject to Article 5 hereof, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect (i) its corporate existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with the respective

51

organizational documents (as the same may be amended from time to time) of the Company or any such Subsidiary and (ii) the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries; *provided*, *however*, that the Company will not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Subsidiaries, if the Board of Directors determines that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Notes.

Section 4.13 *Offer to Repurchase upon Change of Control Triggering Event.*

(a) Upon the occurrence of a Change of Control Triggering Event, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "*Change of Control Offer*") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase (the "*Change of Control Payment*"). Within 30 days following any Change of Control Triggering Event, the Company will send a notice to each Holder (with a copy to the Trustee) describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase Notes on the date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent (the "*Change of Control Payment Date*").

Such notice, which will govern the terms of the Change of Control Offer, will state:

(i) that the Change of Control Offer is being made pursuant to this Section 4.13 and that all Notes tendered will be accepted for payment;

(ii) the purchase price and the purchase date;

(iii) that any Note not tendered will continue to accrue interest;

(iv) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

(v) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have the Notes purchased; and

(vii)   that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.13, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.13 by virtue of such conflict.

(b) On the Change of Control Payment Date, the Company will, to the extent lawful:

(i)   accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(ii)   deposit with the Paying Agent by 10:00 a.m., Eastern Time, an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(iii)   deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly pay to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; *provided* that each such new Note will be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(c) Prior to complying with any of the provisions of this Section 4.13, but in any event within 90 days following a Change of Control Triggering Event, if the Company is subject to any agreement evidencing Senior Debt (or commitments to extend Senior Debt) that prohibits prepayment of such Senior Debt or repurchase of the Notes pursuant to a Change of Control Offer, the Company will either repay all outstanding Senior Debt (and terminate all commitments to extend such Senior Debt) or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt or commitments to permit the repurchase of Notes required by this Section 4.13. The Company shall first comply with the covenant set forth in this clause (c) before it shall be required to make a Change of Control Offer or to repurchase Notes pursuant to this Section 4.13. The Company's failure to comply with this Section 4.13 may (with notice and lapse of time) constitute an Event of Default described in clause (iii) but shall not constitute an Event of Default described in clause (ii) as set forth in Section 6.01.

(d) Notwithstanding anything to the contrary in this Section 4.13, the Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.13 and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer or (2) a notice of redemption is outstanding pursuant to Section 3.07 hereof, unless and until there is a default in payment of the applicable redemption price. A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditional upon the occurrence of such Change of Control Triggering Event, if a definitive agreement for the Change of Control is in place at the time of the making of the Change of Control Offer.

(e) If Holders of not less than 95% in aggregate principal amount of outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Company, or any third party making a Change of Control Offer in lieu of the Company as described in this Section 4.13, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Company or such third party will have the right, upon not less than 30 nor more than 60 days' prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described in this Section 4.13, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to the Change of Control Payment *plus*, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, thereon, to the date of redemption.

Section 4.14   *Designation of Restricted and Unrestricted Subsidiaries*.

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; *provided* that in no event will any business currently operated by Southern Star Central Gas Pipeline, Inc. be transferred to or held by an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under Section 4.07 hereof or under clause (xii) of the definition of Permitted Investments, as determined by the Company. That designation will be permitted only if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Section 4.15   *Covenant Termination*.

(a) Upon the first date upon which the Notes are rated Baa3 or better by Moody's or BBB- or better by S&P (or, if either such entity ceases to rate the Notes for reasons outside of the control of the Company, the equivalent investment grade credit rating from any other "nationally recognized statistical rating organization" within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency) (the "*Investment Grade Rating*") and no Default has occurred and is then continuing under this Indenture (the "*Investment Grade Date*"), the Company and its Restricted Subsidiaries shall cease to be subject to the provisions

of Sections 4.07, 4.08, 4.09, 4.10 and 4.13, which will be deemed to be terminated as of and from such date, *provided* that the provisions of Sections 4.03, 4.11 and 5.01 will not be so terminated.

(b) The Company will deliver to the Trustee, promptly after the Investment Grade Date, (i) an Officers' Certificate to the Trustee indicating the occurrence of any Investment Grade Date. The Trustee shall have no obligation to independently determine or verify if such event has occurred or notify the holders of the occurrence of any Investment Grade Date, or any date the Notes may no longer have an investment grade rating, or such rating is suspended or withdrawn. The Trustee may provide a copy of such Officers' Certificate to any holder of Notes upon request.

ARTICLE 5.
SUCCESSORS

Section 5.01   Merger, Consolidation or Sale of Assets.

The Company shall not, directly or indirectly, (a) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation) or (b) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(i)   either (A) the Company is the surviving corporation or (B) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia; *provided*, that unless such resulting transferee or surviving Person is a corporation, a corporate co-issuer of the Notes will be added to this Indenture by a supplemental indenture;

(ii)   the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the Notes and this Indenture pursuant to a supplemental indenture reasonably satisfactory to the Trustee; and

(iii)   immediately after such transaction, no Default exists; and

(iv)   the Company shall deliver, or cause to be delivered, to the Trustee an Officers' Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger, or other transaction complies with the Indenture, and an opinion of counsel stating that the Indenture and the Notes constitute legal, valid and binding obligations of the Company or surviving corporation, as applicable, subject to customary exceptions.

Section 5.02   Successor Corporation Substituted.

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company in accordance

with Section 5.01 hereof, the successor entity formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made will succeed to, be substituted for (so that from and after the date of such consolidation, merger, sale, lease, conveyance or other disposition, the provisions of this Indenture referring to the "Company" will refer instead to the successor entity and not to the Company), and may exercise every right and power of the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; *provided, however,* that the predecessor Company will not be relieved from the obligation to pay the principal of and interest on the Notes except in the case of a sale of all of the Company's assets in a transaction that meets the requirements of Section 5.01 hereof.

ARTICLE 6.
DEFAULTS AND REMEDIES

Section 6.01   Events of Default.

An "Event of Default" occurs if:

(i)   the Company defaults in the payment when due of interest on the Notes and such default continues for a period of 30 days;

(ii)   the Company defaults in the payment when due of the principal of, or premium, if any, on the Notes;

(iii)   the Company or any of its Restricted Subsidiaries fails to comply with any of the provisions of Section 4.13 or 5.01 hereof;

(iv)   the Company or any of its Restricted Subsidiaries fails to comply with any of the provisions of Section 4.07 or 4.09 hereof for 30 days after notice of such failure to the Company from the Trustee or Holders of at least 25% in principal amount of the Notes to the Company and the Trustee;

(v)   the Company fails to comply with any of the provisions of Section 4.03 hereof for 90 days after notice of such failure to the Company from the Trustee or Holders of at least 25% in principal amount of the Notes to the Company and the Trustee;

(vi)   the Company or any of its Restricted Subsidiaries fails to comply with or perform any other agreement in this Indenture or the Notes for 60 days after notice of such failure to the Company from the Trustee or Holders of at least 25% in principal amount of the Notes to the Company and the Trustee;

(vii)   a default occurs under any mortgage, other indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default:

(A) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "*Payment Default*"); or

(B) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more;

(viii)   the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, pursuant to or within the meaning of Bankruptcy Law:

(A) commences a voluntary case,

(B) consents to the entry of an order for relief against it in an involuntary case,

(C) consents to the appointment of a custodian of it or for all or substantially all of its property,

(D) makes a general assignment for the benefit of its creditors, or

(E) generally is not paying its debts as they become due; and

(ix)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case;

(B) appoints a custodian of the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, or for all or substantially all of the property of the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or

(C) orders the liquidation of the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days.

Section 6.02   Acceleration.

In the case of an Event of Default specified in clause (viii) or (ix) of Section 6.01 hereof, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

However, a Default under clause (iv), (v) or (vi) of Section 6.01 hereof will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice.

In the case of an Event of Default specified in clause (vii) of Section 6.01 hereof, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) shall be annulled, waived and rescinded with respect to the Notes, automatically and without any action by the Trustee or the Holders, if within 60 days after such Event of Default first arose the Company delivers an Officers' Certificate to the Trustee stating that (1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (2) the holders of the Indebtedness have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (3) the default that is the basis for such Event of Default has been cured; *provided*, however, that in no event shall an acceleration of the principal amount of such series of Notes as described in this Section 6.02 be annulled, waived or rescinded upon the happening of any such events.

Section 6.03   Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default will not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04   Waiver of Past Defaults.

Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default and its consequences hereunder, except a continuing Default in the payment of the principal of, or interest or premium, if any, on the Notes including in connection with an offer to purchase; *provided, however,* that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration, if the rescission would not conflict with any judgment and decree and if all existing Events of Default have been cured or waived and all amounts owing to Trustee have been paid. Upon any such waiver, such Default will cease to exist, and any

Event of Default arising therefrom will be deemed to have been cured for every purpose of this Indenture; but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05   Control by Majority.

Holders of a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or that the Trustee determines may be unduly prejudicial to the rights of other Holders of Notes (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any such directions are unduly prejudicial to such Holders) or that may involve the Trustee in personal liability. The Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Section 6.06   Limitation on Suits.

A Holder of a Note may pursue a remedy with respect to this Indenture or the Notes only if:

(a) the Holder of a Note gives to the Trustee written notice of a continuing Event of Default;

(b) the Holders of at least 25% in principal amount of the then outstanding Notes make a written request to the Trustee to pursue the remedy;

(c) such Holder of a Note or Holders of Notes offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(d) the Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and

(e) during such 60-day period the Holders of a majority in principal amount of the then outstanding Notes do not give the Trustee a direction inconsistent with the request.

A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

Section 6.07   Rights of Holders of Notes to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal of, premium, if any, and interest on the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, will not be impaired or affected without the consent of such Holder.

Section 6.08   Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(i) or (ii) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal of, premium, if any, and interest remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as will be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09   Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes), its creditors or its property and will be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee consents to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the compensation and reasonable expenses, disbursements and advances of the Trustee, its agents and counsel and any other amounts due the Trustee under Section 7.07 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 hereof out of the estate in any such proceeding, is denied for any reason, payment of the same will be secured by a Lien on, and will be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. The Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors' committee or other similar committee. Nothing herein contained will be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10   Priorities.

Any money or property collected by the Trustee pursuant to this Article 6, and after an Event of Default any money or other property distributable in respect of the Company's or Guarantors' obligations under this Indenture, shall be paid or distributed in the following order:

First: to the Trustee (including any predecessor Trustee), its agents and attorneys for amounts due under Section 7.07 hereof, including payment of all compensation, expense and liabilities incurred, and all advances made, by the Trustee and the costs and expenses of collection;

Second: to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according

to the amounts due and payable on the Notes for principal, premium, if any, and interest, respectively; and

> *Third*: to the Company or to such party as a court of competent jurisdiction directs.

The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

Section 6.11   Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07 hereof or a suit by Holders of more than 10% in principal amount of the then outstanding Notes.

ARTICLE 7.
TRUSTEE

Section 7.01   Duties Of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's affairs.

(b) Except during the continuance of an Event of Default:

(i)   the duties of the Trustee will be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations will be read into this Indenture against the Trustee; and

(ii)   in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(i)   this paragraph does not limit the effect of Section 7.01(b) hereof;

(ii)   the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii)   the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05 hereof.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to Section 7.01(a), (b) and (c) hereof.

(e) No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability. The Trustee will be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

(f) The Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law. The Trustee shall not be required to give any bond or surety in respect of the performance of its powers or duties hereunder.

Section 7.02   Rights Of Trustee.

(a) The Trustee may conclusively rely upon any document (whether in its original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in such document.

(b) Before the Trustee acts or refrains from acting, or to establish matters, it may require and shall be entitled to receive an Officers' Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel. The Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel will be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company will be sufficient if signed by an Officer of the Company.

(f) The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders will have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction.

(g) In no event shall the Trustee be responsible or liable for special, indirect, punitive, or consequential loss or damage of any kind (including, but not limited to, loss of profit), irrespective of whether the Trustee has been advised of the likelihood of such loss or damage.

(h) The Trustee will not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice from the Company or the Holders of at least 25% of the aggregate principal amount of the Notes of any event which is in fact such a Default or Event of Default is received by the Trustee at the Corporate Trust Office of the Trustee and such notice references the Notes and this Indenture.

(i) In the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders of Notes, each representing less than a majority in aggregate principal amount of the Notes outstanding, pursuant to the provisions of this Indenture, the Trustee, in its sole discretion, may determine what action, if any, will be taken.

(j) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be compensated, reimbursed and indemnified, are extended to, and will be enforceable by, the Trustee in connection with the performance of its duties under this Indenture, and to each agent, custodian and other Person employed to act hereunder.

(k) In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(l) The Trustee shall not be responsible for performing any calculation of any Applicable Premium or any other amount hereunder, except with respect to any amount payable to the Trustee pursuant to Section 7.07.

(m) The Trustee shall not be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; interruptions; loss or malfunctions of utilities, computer (hardware or software) or communication services; accidents; labor disputes; acts of civil or military authority and governmental action.

(n) The Trustee may request that the Company deliver an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to furnish the Trustee with Officers' Certificates, Company orders or requests and any other matters or directions pursuant to this Indenture.

(o)   The Trustee will not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness, or other paper or document, or inquire as to the performance by the Company or the Guarantors of any of their covenants in this Indenture, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it will be entitled to examine the books, records, and premises of the Company, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

The permissive right of the Trustee to do things enumerated in the Indenture shall not be construed as a duty of the Trustee.

Section 7.03   *Individual Rights of Trustee.*

The Trustee or any Affiliate of the Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest as defined by the TIA, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as trustee or resign. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11 hereof.

Section 7.04   *Trustee's Disclaimers.*

The Trustee will not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it will not be accountable for the Company's use of the proceeds from the Notes or any money paid to the Company or upon the Company's direction under any provision of this Indenture, it will not be responsible for the use or application of any money received by any Paying Agent other than the Trustee and it will not be responsible for any statement or recital herein or any statement in the Notes, the Offering Memorandum or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05   *Notice of Defaults.*

If a Default or Event of Default occurs and is continuing and if it is actually known to a Responsible Officer of the Trustee, the Trustee will mail to Holders of Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

Section 7.06   *Reports by Trustee to Holders of the Notes.*

(a) Within 60 days after each May 15 beginning with the May 15 following the date hereof, and for so long as Notes remain outstanding, the Trustee will mail to the Holders of the Notes a brief report dated as of such reporting date that complies with TIA § 313(a) (but if no event described in TIA § 313(a) has occurred within the 12 months preceding the reporting date, no report need be transmitted). The Trustee also will comply with TIA § 313(b)(2). The Trustee will also transmit by mail all reports as required by TIA § 313(c).

(b) A copy of each report at the time of its mailing to the Holders of Notes will be mailed to the Company and filed with the Commission and each stock exchange on which the Notes are listed in accordance with TIA § 313(d). The Company will promptly notify the Trustee when the Notes are listed on any stock exchange.

Section 7.07   Compensation and Indemnity.

(a) The Company will pay to the Trustee from time to time such compensation as the Company and the Trustee from time to time have agreed in writing for its acceptance of this Indenture and services hereunder. The Trustee's compensation will not be limited by any law on compensation of a trustee of an express trust. The Company will reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the reasonable compensation, disbursements and expenses of the Trustee's agents and counsel.

(b) The Company will indemnify the Trustee or any predecessor Trustee, and its officers, directors, employees and agents, against any and all losses, liabilities, damages, claims, or expenses, including taxes (except for taxes based upon the income of the Trustee), incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Company (including this Section 7.07), and defending itself against any claim (whether asserted by the Company, any Holder or any other person) or liability in connection with the exercise or performance of any of its rights, powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its gross negligence or willful misconduct. The Trustee will notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company will not relieve the Company of its obligations hereunder. The Company will defend the claim and the Trustee will cooperate in the defense. The Trustee may have separate counsel and the Company will pay the reasonable fees and expenses of such counsel. The Company need not pay for any settlement made without its consent, which consent will not be unreasonably withheld.

(c) The obligations of the Company under this Section 7.07 will survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustee.

(d) To secure the Company's payment obligations in this Section 7.07, the Trustee will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien will survive the satisfaction and discharge of this Indenture.

(e) When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(ix) or (x) hereof occurs, the expenses and the compensation for such services (including the reasonable fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

(f) The Trustee will comply with the provisions of TIA § 313(b)(2) to the extent applicable.

(g) "Trustee" for the purposes of this Section 7.07 shall include any predecessor Trustee and the Trustee in each of its capacities hereunder and each agent, custodian and other person employed to act hereunder; *provided*, *however*, that the gross negligence or willful misconduct of any Trustee hereunder shall not affect the rights of any other Trustee hereunder.

Section 7.08   Replacement of Trustee.

(a) A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.08.

(b) The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing. The Company may remove the Trustee if:

(i)   the Trustee fails to comply with Section 7.10 hereof;

(ii)   the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(iii)   a custodian or public officer takes charge of the Trustee or its property; or

(iv)   the Trustee becomes incapable of acting.

(c) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

(d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee (at the Company's expense), the Company, or the Holders of at least 10% in principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(e) If the Trustee, after written request by any Holder of a Note who has been a Holder for at least six months, fails to comply with Section 7.10 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will mail a notice of its succession to Holders of the Notes. The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee, *provided* that all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Company's obligations under Section 7.07 hereof will continue for the benefit of the retiring Trustee.

Section 7.09   Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee.

Section 7.10   Eligibility; Disqualification.

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition.

This Indenture will always have a Trustee who satisfies the requirements of TIA § 310(a)(1), (2) and (5). The Trustee is subject to TIA § 310(b).

Section 7.11   Preferential Collection of Claims against Company.

The Trustee is subject to TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed will be subject to TIA § 311(a) to the extent indicated therein.

ARTICLE 8.
LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01   Option to Effect Legal Defeasance or Covenant Defeasance.

The Company may, at any time, elect to have either Section 8.02 or 8.03 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02   Legal Defeasance and Discharge.

Upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Company will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from its obligations with respect to all outstanding

Notes on the date the conditions set forth below are satisfied (hereinafter, "*Legal Defeasance*"). For this purpose, Legal Defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, which will thereafter be deemed to be "outstanding" only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in clauses (i) and (ii) below, and to have satisfied all its other obligations under such Notes and this Indenture (and the Trustee, on demand of and at the expense of the Company, will execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(i)   the rights of Holders of outstanding Notes to receive solely from the trust fund described in Section 8.04 hereof, and as more fully set forth in such Section 8.04, payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due;

(ii)   the Company's obligations with respect to such Notes under Sections 2.06, 2.07, 2.10 and 4.02 hereof;

(iii)   the rights, powers, trusts, duties and immunities of the Trustee under this Indenture and the Company's obligations in connection therewith and

(iv)   this Section 8.02.

Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof.

Section 8.03   Covenant Defeasance.

Upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Company, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, shall be released from its obligations under Sections 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.13, 4.14 and Article 5 hereof with respect to the outstanding Notes on and after the date the conditions set forth below are satisfied (hereinafter, "*Covenant Defeasance*"), and the Notes will thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Company may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes will be unaffected thereby. In addition, upon the Company's exercise under Section 8.01 hereof of the option applicable to this Section 8.03 hereof, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, Sections 6.01(iii) through 6.01(ix) hereof will not constitute Events of Default.

Section 8.04   Conditions to Legal or Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.02 or 8.03 hereof:

(i)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in United States dollars, non-callable Government Securities or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants delivered to the Trustee, to pay the principal of, or interest and premium, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(ii)   in the case of an election under Section 8.02 hereof, the Company will deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable U.S. federal income tax law; in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii)   in the case of an election under Section 8.03 hereof, the Company will deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv)   no Default has occurred and is continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the day of deposit;

(v)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(vi)   the Company will deliver to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

(vii)   the Company will deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company; and

(viii)   the Company will deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to Legal Defeasance or Covenant Defeasance have been complied with.

Section 8.05   *Deposited Money and Government Securities to be held in Trust; Other Miscellaneous Provisions*.

Subject to Section 8.06 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying Trustee, collectively for purposes of this Section 8.05, the "*Trustee*") pursuant to Section 8.04 hereof in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

The Company will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Company from time to time upon the request of the Company any money or non-callable Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(i) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06   *Repayment to Company*.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium, if any, or interest on any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable will be paid to the Company on its written request or (if then held by the Company) will be discharged from such trust; and the Holder of such Note will thereafter look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, will thereupon cease; *provided, however*, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in The New York Times and The

Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 8.07   Reinstatement.

If the Trustee or Paying Agent is unable to apply any United States dollars or non-callable Government Securities in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; *provided, however*, that, if the Company makes any payment of principal of, premium, if any, or interest on any Note following the reinstatement of its obligations, the Company will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9.
AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01   Without Consent of Holders of Notes.

Notwithstanding Section 9.02 of this Indenture, the Company and the Trustee may amend or supplement this Indenture or the Notes without the consent of any Holder of a Note:

(i)   to cure any ambiguity, defect or inconsistency;

(ii)   to provide for uncertificated Notes in addition to or in place of certificated Notes;

(iii)   to provide for the assumption of the Company's obligations to the Holders of the Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets pursuant to Article 5 hereof;

(iv)   to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights hereunder of any Holder of a Note, to secure the Notes, or to confirm and evidence the release termination or discharge of any Lien securing the Notes which release, termination or discharge is permitted by this Indenture;

(v)   to provide for the issuance of Additional Notes in accordance with the provisions set forth herein; or

(vi)   to comply with requirements of the Commission in order to effect or maintain the qualification of this Indenture under the TIA.

After an amendment under this Indenture becomes effective, the Company is to mail to Holders of the Notes a notice briefly describing such amendment. However, the failure to give

such notice to all Holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Upon (x) the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture and (y) receipt by the Trustee of the documents described in Section 7.02 (b) hereof, the Trustee will join with the Company in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee will not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02   With Consent of Holders of Notes.

Except as provided below in this Section 9.02, the Company and the Trustee may amend or supplement this Indenture (including, without limitation, Section 4.13 hereof) or the Notes with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and, subject to Sections 6.04 and 6.07 hereof, any existing Default (other than a Default in the payment of the principal of, premium, if any, or interest on the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes).

Upon (x) the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, (y) the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid and (z) receipt by the Trustee of the documents described in Section 7.02(b) hereof, the Trustee will join with the Company in the execution of such amended or supplemental indenture unless such amended or supplemental indenture affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental indenture.

The Company may, but will not be obligated to, fix a record date for the purpose of determining the Persons entitled to consent to any indenture supplemental hereto. If a record date is fixed, the Holders of Notes on such record date, or their duly designated proxies, and only such Persons, will be entitled to consent to such supplemental indenture, whether or not such Holders remain Holders after such record date; *provided*, that unless such consent will have become effective by virtue of the requisite percentage having been obtained prior to the date which is 180 days after such record date; any such consent previously given will automatically and without further action by any Holder be canceled and of no further effect.

It will not be necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment or waiver, but it will be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company will mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver. Subject to Sections 6.04 and 6.07 hereof, the Holders of a majority in aggregate principal amount of the Notes then outstanding may waive compliance in a particular instance by the Company with any provision of this Indenture or the Notes.

However, without the consent of each Holder affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):

(i)   reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(ii)   reduce the principal of or change the fixed maturity of any Note or reduce the premium payable upon the redemption of any Note on any date, except as provided above with respect to Section 4.13 hereof, *provided* that any amendment to the minimum notice requirement may be made with the consent of the holders of a majority in aggregate principal amount of the Notes then outstanding;

(iii)   reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(iv)   waive a Default in the payment of principal of, or interest or premium, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(v)   make any Note payable in currency other than that stated in the Notes;

(vi)   make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium, if any, on the Notes;

(vii)   waive a redemption payment with respect to any Note (other than a payment required by Section 4.13 hereof);

(viii) make any change in the ranking or priority of any Note that would adversely affect the Holder of a Note; or

(ix)   make any change in Section 6.04 or 6.07 hereof or in the foregoing provisions of this paragraph.

Section 9.03   Compliance with Trust Indenture Act.

Every amendment or supplement to this Indenture or the Notes will be set forth in an amended or supplemental indenture that complies with the TIA as then in effect.

Section 9.04   Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.05   Notation on or Exchange of Notes.

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee will authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06   Trustee to Sign Amendments, etc.

The Trustee will sign any amended or supplemental indenture authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Company may not sign an amendment or supplemental indenture until the Board of Directors approves it. In executing any amended or supplemental indenture, the Trustee will be entitled to receive, and (subject to Section 7.01 hereof) will be fully protected in relying upon, an Officers' Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture, and is the legal, valid and binding of the Company in accordance with its terms, subject to customary exceptions.

ARTICLE 10.
SATISFACTION AND DISCHARGE

Section 10.01 Satisfaction and Discharge.

This Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(i)   either:

(A)   all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(B) all Notes that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year by reason of the sending of a notice of redemption or otherwise and the Company has irrevocably deposited or caused to be deposited with the Trustee as funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation of principal, premium, if any, and accrued interest to the date of maturity or redemption;

(ii) no Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(iii) the Company has paid or caused to be paid all sums payable by the Company under this Indenture; and

(iv) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to Section 10.01(i)(B) hereof, the provisions of Section 10.02 and Section 8.06 will survive. In addition, nothing in this Section 10.01 will be deemed to discharge those provisions of Section 7.07 hereof, that, by their terms, survive the satisfaction and discharge of this Indenture.

Section 10.02 Application of Trust Money.

Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee pursuant to Section 10.01 will be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 10.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Notes will be revived and reinstated as though no deposit had occurred pursuant to Section 10.01 hereof; *provided* that if the Company has made any payment of principal of, premium, if any, or interest on any Notes because of the reinstatement of its obligations, the Company will be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

ARTICLE 11.
MISCELLANEOUS

Section 11.01 Trust Indenture Act Controls.

If any provision of this Indenture limits, qualifies or conflicts with the duties imposed by TIA § 318(c), the imposed duties will control.

Section 11.02 Notices.

Any notice or communication by the Company or the Trustee to the other is duly given if in writing and delivered in Person or mailed by first class mail (registered or certified, return receipt requested), telecopier or overnight air courier guaranteeing next day delivery, to the other's address:

If to the Company:

Southern Star Central Corp.
4700 Highway 56
Owensboro, Kentucky 42301
Attention: Beverly Griffith (Fax: (270) 852-5010)
With a copy to:

Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019-6142
Attention: Tara Higgins (Fax: (212) 506-5151)

If to the Trustee:

The Bank of New York Mellon Trust Company, N.A.
2 N. LaSalle Street Suite 1020
Chicago, IL 60602
Attention: Corporate Trust Administration (Fax: (312) 827-8542)

The Company or the Trustee, by notice to the others, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) will be deemed to have been duly given, at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if telecopied; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

Any notice or communication to a Holder will be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar. Any notice or communication will also be so mailed to any Person described in TIA § 313(c), to the extent required by the TIA. Failure to mail a notice or communication to a Holder or any defect in it will not affect its sufficiency with respect to other Holders. Notwithstanding any other provision of this Indenture or any Note, where this Indenture or any Note provides for notice of any event (including any notice of redemption or repurchase) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary (or its designee) pursuant to the standing instructions from the Depositary or its designee, including by electronic mail in accordance with Applicable Procedures.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Company mails a notice or communication to Holders, it will mail a copy to the Trustee and each Agent at the same time.

The Trustee shall have the right to accept and act upon instructions, including funds transfer instructions ("Instructions") given pursuant to this Indenture and delivered using Electronic Means; *provided*, however, that the Company shall provide to the Trustee an incumbency certificate listing officers with the authority to provide such Instructions ("Authorized Officers") and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by the Company whenever a person is to be added or deleted from the listing. If the Company elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee's understanding of such Instructions shall be deemed controlling. The Company understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Trustee have been sent by such Authorized Officer. The Company shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustee and that the Company and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Company. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee's reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction. The Company agrees: (i) to assume all risks

arising out of the use of Electronic Means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Company; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustee immediately upon learning of any compromise or unauthorized use of the security procedures.

Section 11.03   Communications By Holders of Notes with Other Holders of Notes.

Holders may communicate pursuant to TIA § 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Company, the Trustee, the Registrar and anyone else will have the protection of TIA § 312(c).

Section 11.04   Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company will furnish to the Trustee:

> (a)   an Officers' Certificate in form and substance reasonably satisfactory to the Trustee (which will include the statements set forth in Section 11.05 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

> (b)   an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which will include the statements set forth in Section 11.05 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants, if any, have been satisfied.

Section 11.05   Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to Section 4.04 or TIA § 314(a)(4)) will comply with the provisions of TIA § 314(e) and will include:

> (a)   a statement that the Person making such certificate or opinion has read such covenant or condition;

> (b)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)   a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(d)   a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 11.06   *Rules by Trustee and Agents*.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 11.07   *No Personal Liability of Directors, Officers, Employees and Stockholders*.

No director, officer, employee, incorporator or stockholder of the Company will have any liability for any obligations of the Company under the Notes or this Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Section 11.08   *Governing Law; Jury Trial Waiver*.

THIS INDENTURE AND THE NOTES WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. THE PARTIES HERETO AND THE HOLDERS HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS INDENTURE, THE NOTES, OR ANY TRANSACTION CONTEMPLATED THEREBY, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. THE COMPANY AND THE TRUSTEE REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS INDENTURE MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

Section 11.09   *No Adverse Interpretation of Other Agreements*.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 11.10   *Successors*.

All agreements of the Company in this Indenture and the Notes will bind its successors. All agreements of the Trustee in this Indenture will bind its successors.

Section 11.11 Severability.

In case any provision in this Indenture or in the Notes will be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 11.12 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy will be an original, but all of them together represent the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 11.13 Table of Contents, Headings, etc.

The table of contents, cross-reference table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 11.14 U.S.A. Patriot Act.

The Company acknowledges that in accordance with Section 326 of the U.S.A. PATRIOT Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. PATRIOT Act.

[Signatures on following pages]

Dated as of June 16, 2014

                             Southern Star Central Corp.

                             By: /s/ Susanne W. Harris
                                     Name: Susanne W. Harris
                                     Title: Vice President, Chief Financial Officer
                                         and Treasurer

The Bank of New York Mellon Trust Company, N.A., as Trustee

By: /s/ Michael Countryman
      Name: Michael Countryman
      Title: Vice President

EXHIBIT A
[FORM OF FACE OF NOTE]

[Global Note Legend]

THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(c) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

[Private Placement Legend]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR OTHER SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN "OFFSHORE TRANSACTION" PURSUANT TO RULE 903 OR RULE 904 OF REGULATION S, (2) AGREES THAT IT WILL NOT, PRIOR TO THE DATE THAT IS ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS SECURITY) AND THE LAST DATE ON WHICH SOUTHERN STAR CENTRAL CORP. (THE "ISSUER") OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY OR ANY PREDECESSOR OF THIS SECURITY, OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE ISSUER OR ANY OF ITS SUBSIDIARIES, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S OR (E) PURSUANT

TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED THAT THE ISSUER AND THE TRUSTEE SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (I) PURSUANT TO CLAUSE (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/ OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATION OF TRANSFER IN THE FORM APPEARING IN THE INDENTURE IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE.

[Definitive Securities Legend]

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

SOUTHERN STAR CENTRAL CORP.

CUSIP NO. [   ]
ISIN NO. [   ]

No. _____ $ _____

5.125% Senior Notes Due 2022

        Southern Star Central Corp., a Delaware corporation, promises to pay to Cede & Co., or registered assigns, the principal sum of _____ Dollars on July 15, 2022 [or such greater or lesser amount as may be indicated on Schedule A hereto][1].

Interest Payment Dates:	January 15 and July 15
Record Dates:	January 1 and July 1

        Additional provisions of this Note are set forth on the other side of this Security.

---

[1]   If this Note is a Global Note, include this provision.

Dated:

                                SOUTHERN STAR CENTRAL CORP.

                                By: _____
                                        Name:
                                        Title:

TRUSTEE'S CERTIFICATE OF
    AUTHENTICATION

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

    as Trustee, certifies that this
        is one of the [Global] Notes referred
        to in the within mentioned Indenture.

By:

_____
        Authorized Signatory

[FORM OF REVERSE SIDE OF NOTE]

5.125% Senior Notes due 2022

Capitalized terms used herein will have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. *INTEREST.* Southern Star Central Corp., a Delaware corporation (the "*Company*"), promises to pay interest on the principal amount of this Note at 5.125% per annum from June 16, 2014 until maturity. The Company will pay interest semi-annually on January 15 and July 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an "*Interest Payment Date*"), with the same force and effect as if made on the date for such payment. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of original issuance; *provided* that if there is no existing Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest will accrue from such next succeeding Interest Payment Date; *provided, further,* that the first Interest Payment Date will be January 15, 2015. The Company will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at a rate that is 1% per annum in excess of the rate then in effect; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

2. *METHOD OF PAYMENT.* The Company will pay interest on the Notes (except defaulted interest) to the Persons who are registered Holders of Notes at the close of business on the January 1 or July 1 next (whether or not a Business Day) preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes will be payable as to principal, premium, if any, and interest at the office or agency of the Company maintained for such purpose within The City and State of New York, or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; *provided* that payment by wire transfer of immediately available funds will be required with respect to principal of, and interest and premium, if any, on all Global Notes and all other Notes the Holders of which have provided wire transfer instructions to the Company or the Paying Agent if such Holders are registered Holders of at least $250,000 in principal amount of the Notes. Such payment will be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3. *PAYING AGENT AND REGISTRAR.* Initially, The Bank of New York Mellon Trust Company, N.A., the Trustee under the Indenture, will act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company or any of its Subsidiaries may act in any such capacity.

4. *INDENTURE.* The Company issued the Notes under an Indenture dated as of June 16, 2014 ("*Indenture*") between the Company and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the

Trust Indenture Act of 1939, as amended (15 U.S. Code §§ 77aaa-77bbbb). The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture will govern and be controlling.

5.   *OPTIONAL REDEMPTION.*

(a) On and after July 15, 2017, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage
2017	103.844%
2018	102.563%
2019	101.281%
2020 and thereafter	100.000%

(b)   Notwithstanding the foregoing, at any time prior to July 15, 2017, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes issued under the Indenture at a redemption price of 105.125% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by the Company; *provided* that at least 65% of the aggregate principal amount of Notes issued under the Indenture remains outstanding immediately after the occurrence of each such redemption (excluding Notes held by the Company and its Subsidiaries); and *provided, further*, that any such redemption occurs within 180 days of the date of the closing of such Equity Offering.

(c) In addition, at any time and from time to time prior to July 15, 2017, the Company may redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium plus accrued and unpaid interest, if any, thereon, to the redemption date. The Company will notify the Trustee of the amount of the Applicable Premium promptly after the calculation thereof (*provided* that the Trustee will not be responsible for such calculation).

6.   *MANDATORY REDEMPTION.*

The Company is not required to make mandatory redemption payments with respect to the Notes.

7.   *REPURCHASE AT OPTION OF HOLDER.*

If there is a Change of Control Triggering Event, the Company will be required to make an offer (a "*Change of Control Offer*") to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of each Holder's Notes at a purchase price equal to 101% of aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "*Change of Control Payment*"). Within 30 days following any Change of Control, the

Company will send a notice to each Holder and the Trustee describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent, pursuant to the procedures required by the Indenture and described in such notice.

8. *NOTICE OF REDEMPTION.* Notice of redemption will be sent at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notes in denominations larger than $2,000 may be redeemed in part but only in whole multiples of $2,000, unless all of the Notes held by a Holder are to be redeemed. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

9. *DENOMINATIONS, TRANSFER, EXCHANGE.* The Notes are in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, it need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

10. *PERSONS DEEMED OWNERS.* The registered Holder of a Note may be treated as its owner for all purposes.

11. *AMENDMENT, SUPPLEMENT AND WAIVER.* Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes, and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes. Without the consent of any Holder of a Note, the Indenture or the Notes may be amended or supplemented to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of the Notes in case of a merger or consolidation or sale of all or substantially all of the Company's assets, to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder or to provide for the issuance of Additional Notes in accordance with the provisions set forth in the Indenture or to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

12. *DEFAULTS AND REMEDIES.* An "*Event of Default*" occurs if: (i) the Company defaults in the payment when due of interest on the Notes and such default continues for a period of 30 days; (ii) the Company defaults in the payment when due of the principal of, or premium, if any, on the Notes; (iii) the Company or any of its Restricted Subsidiaries fails to comply with

any of the provisions contained in Sections 4.13 or 5.01 of the Indenture; (iv) the Company or any of its Restricted Subsidiaries fails to comply with any of the provisions contained in Sections 4.07 or 4.09 of the Indenture for 30 days after notice of such failure to the Company from the Trustee or Holders of at least 25% in principal amount of the Notes to the Company and the Trustee; (v) the Company fails to comply with any of the provisions contained in Section 4.03 of the Indenture for 90 days after notice of such failure to the Company from the Trustee or Holders of at least 25% in principal amount of the Notes to the Company and the Trustee; (vi) the Company or any of its Restricted Subsidiaries fails to comply with or perform any other agreement in the Indenture or the Notes for 60 days after notice of such failure to the Company from the Trustee or Holders of at least 25% in principal amount of the Notes to the Company and the Trustee; (vii) a default occurs under any mortgage, other indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "*Payment Default*") or results in the acceleration of such Indebtedness prior to its Stated Maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more; and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary.

If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all outstanding Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except with respect to a Default or Event of Default relating to the payment of principal of, or interest or premium, if any, on the Notes.

In the case of an Event of Default specified in clause (vii) of Section 6.01 of the Indenture, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) shall be annulled, waived and rescinded with respect to the Notes, automatically and without any action by the Trustee or the Holders, if within 60 days after such Event of Default first arose the Company delivers an Officers' Certificate to the Trustee stating that (1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (2) the holders of the Indebtedness have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (3) the default that is the basis for such Event of Default has been cured; provided, however, that in no event shall an acceleration of

the principal amount of such series of Notes as described in this paragraph 12 be annulled, waived or rescinded upon the happening of any such events.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may, on behalf of the Holders of all of the Notes, waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes including in connection with an offer to purchase; *provided, however*, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any payment default that resulted from such acceleration, if the rescission would not conflict with any judgment or decree or if all existing Events of Default have been cured or waived. Upon any such waiver, such Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured for every purpose of the Indenture; but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

13. *TRUSTEE DEALINGS WITH COMPANY*. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not the Trustee.

14. *NO RECOURSE AGAINST OTHERS*. No director, officer, employee, incorporator or stockholder of the Company will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Noted by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

15. *AUTHENTICATION*. This Note will not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

16. *ABBREVIATIONS*. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (custodian), and U/G/M/A (Uniform Gifts to Minors Act).

17. *CUSIP NUMBERS*. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

18. *GOVERNING LAW*. This Note will be governed by, and construed in accordance with, the laws of the State of New York. The Company, the Trustee and each Holder irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the Indenture, the Notes or any transaction contemplated thereby.

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Southern Star Central Corp.
4700 Highway 56
Owensboro, Kentucky 42301
Attention: Beverly Griffith (Fax: (270) 852-5010)

ASSIGNMENT FORM

To assign this Note, fill in the form below: (I) or (we) assign and transfer this Note to

_____
(Insert assignee's social security or tax identification number)

_____

_____

_____
_____
(Print or type assignee's name, address and zip code)

and irrevocably appoint
to transfer this Note on the books of the Company. The agent may substitute another to act for him.

_____

Date:_____Your Signature:
(Sign exactly as your name appears on the face of this Note)

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR REGISTRATION OF GLOBAL NOTES

This certificate relates to $\_\_\_\_\_$ principal amount of Notes held in (check applicable space) $\_\_\_\_\_$ book-entry or $\_\_\_\_\_$ definitive form by the undersigned.

The undersigned (check one box below):

☐ has requested the Trustee by written order to deliver in exchange for its beneficial interest in a Global Note held by the Depositary a Note or Notes in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above) in accordance with the Indenture; or

☐ has requested the Trustee by written order to exchange or register the transfer of a Note or Notes.

In connection with any transfer of any of the Notes evidenced by this certificate, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1) ☐ to the Company; or

(2) ☐ pursuant to an effective registration statement under the Securities Act; or

(3) ☐ inside the United States to a person seller reasonably believes is a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) that is purchasing for its own account or for the account of another qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act; or

(4) ☐ outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act in compliance with Rule 904 under the Securities Act; or

(5) ☐ pursuant to any other available exemption from the registration requirements of the Securities Act.

Unless one of the boxes is checked, the Trustee shall refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered Holder thereof; provided, however, that if box (4) or (5) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Company or the Trustee has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

_____
Signature

Signature Guarantee:

_____   _____
Signature must be guaranteed   Signature

      Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

TO BE COMPLETED BY PURCHASER IF (3) ABOVE IS CHECKED.

      The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated: _____   _____
                                  NOTICE: To be executed by
                                                 an executive officer

Option of Holder to Elect Purchase

If you want to elect to have this Note purchased by the Company pursuant to Section 4.13 of the Indenture, check the box below:

☐ Section 4.13

If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.13 of the Indenture, state the amount you elect to have purchased: $_____

Date: _____   Your Signature: _____
                                                    (Sign exactly as your name appears on the Note)

                                   Tax Identification No.:

 Signature Guarantee:

 _____
 Signature must be guaranteed

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

SCHEDULE A

Schedule of Exchanges of Interests in the Global Note

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of Decrease in Principal Amount of this Global Note	Amount of Increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such Decrease (or Increase)	Signature of Authorized Officer of Trustee or Note Custodian

EXHIBIT 10.1

EXECUTION VERSION

THIRD AMENDMENT

This Third Amendment, dated as of June 16, 2014 (this "Amendment"), among SOUTHERN STAR CENTRAL CORP. (the "Borrower"), ROYAL BANK OF CANADA, as a lender and issuing lender ("RBC"), BANK OF AMERICA, N.A. (together with RBC, the "Lenders") and ROYAL BANK OF CANADA, as administrative agent (the "Administrative Agent").

W I T N E S S E T H:

WHEREAS, the Borrower, the Lenders and the Administrative Agent are parties to that certain Revolving Credit Agreement, dated as of July 3, 2012, as amended pursuant to the First Amendment thereto dated as of August 17, 2012 and the Second Amendment thereto dated as of March 22, 2013 (as further amended from time to time, the "Credit Agreement");

WHEREAS, the Borrower has requested that the Credit Agreement be amended to, among other things, (i) decrease the aggregate Revolving Commitments thereunder from $125,000,000 to $50,000,000, (ii) extend the Revolving Termination Date to the earlier of (x) July 3, 2019 and (y) the date that is 60 days prior to the maturity date of any other indebtedness of the Borrower or its Subsidiaries in excess of $50.0 million, (iii) add provisions and definitions related to the Borrower's ability to request incremental commitments, (iv) replace the Consolidated Capitalization Ratio described in Section 7.1(a) thereof with a "consolidated total debt to consolidated EBITDA" ratio and (v) revise the definition of Change of Control thereunder; and

WHEREAS, the Borrower, the Administrative Agent and the Required Lenders are willing to agree to the requested amendments subject to the provisions of this Amendment.

NOW, THEREFORE, in consideration of the premises contained herein, the parties hereto agree as follows:

1. The Credit Agreement is, effective as of the Amendment Effective Date (as defined below), hereby amended to (i) delete the stricken text (indicated textually in the same manner as the following example: stricken text) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages of the Credit Agreement attached as Exhibit A hereto, (ii) replace Schedule 1.1A thereto with Schedule 1.1A attached as Exhibit B hereto and (iii) add Exhibits C and D hereto as Exhibits G and H thereto, respectively.

2. Representations and Warranties. The Borrower and each Loan Party hereby represent and warrant on and as of the Amendment Effective Date that (i) it is legally authorized to enter into and has duly executed and delivered this Amendment, (ii) no Default or Event of Default has occurred and is continuing and (iii) each of the representations and warranties of each Loan Party set forth in the Loan Documents are true and correct in all material respects (except to the extent any such representation or warranty is qualified by "materially", "Material Adverse Effect" or a similar term, in which case such representation and warranty is true and correct in all respects) on and as of the Amendment Effective Date, except to the extent such representations and warranties expressly relate to an earlier date (in

which case such representations and warranties were true and correct in all material respects (except to the extent any such representation or warranty is qualified by "materially", "Material Adverse Effect" or a similar term, in which case such representation and warranty is true and correct in all respects) as of such earlier date).

3.   Effectiveness of Amendment. This Amendment shall become effective upon the date on which the following conditions precedent have been satisfied or waived (such date, the "Amendment Effective Date").

(a)   The Administrative Agent shall have received counterparts to this Amendment duly executed by the Borrower and the Lenders.

(b)   At the time of and immediately after giving effect to this Amendment, no Default or Event of Default shall have occurred and be continuing.

(c)   The Administrative Agent and the Lenders shall have received payment for all expenses for which invoices have been presented at least one Business Day prior to the Amendment Effective Date (including the reasonable fees and expenses of legal counsel) required to be paid pursuant hereto and under the Credit Agreement.

(d)   (i) The Borrower shall have received at least $450,000,000 in gross proceeds from the issuance by the Borrower of the Senior Notes due 2022, (ii) the Borrower shall have commenced a tender offer in respect of the Senior Notes and (iii) OpCo shall have received at least $100,000,000 in gross proceeds from the incurrence of term loans under that certain Credit Agreement dated as of the date hereof among OpCo, the lenders from time to time party thereto and Royal Bank of Canada, as administrative agent therender, in each case on terms and subject to conditions reasonably satisfactory to the Administrative Agent.

4.   Continuing Effect; No Other Amendments or Consents. Except as expressly provided herein, all of the terms and provisions of the Credit Agreement are and shall remain in full force and effect. Each amendment provided for herein is limited to the specific subsection of the Credit Agreement specified in Exhibit A and shall not constitute a consent, waiver or amendment of, or an indication of the Administrative Agent's or the Lenders' willingness to consent to any action requiring consent under any other provisions of the Credit Agreement or the same subsection for any other date or time period.

5.   Expenses. The Borrower agrees to pay and reimburse the Administrative Agent for all its reasonable out-of-pocket costs and expenses incurred in connection with the preparation and delivery of this Amendment, including, without limitation, the reasonable fees and disbursements of counsel to the Administrative Agent.

6.   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto.

7.   Counterparts. This Amendment may be executed in any number of counterparts by the parties hereto (including by facsimile and electronic (e.g. ".pdf", or ".tif") transmission), each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument.

8.	Interpretation; Capitalized Terms. This Agreement is a Loan Document for the purposes of the Credit Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Credit Agreement.

9.	GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

SOUTHERN STAR CENTRAL CORP.

By:_____
    Name:
    Title:

ROYAL BANK OF CANADA, as
Administrative Agent

By:_____
   Name:
   Title:

ROYAL BANK OF CANADA, as an Existing
Lender and Issuing Lender

By:_____
   Name:
   Title:

BANK OF AMERICA, N.A., as a Lender

By:_____
    Name:
    Title:

Exhibit A

[ATTACHED]

$~65,000,000~50,000,000

REVOLVING CREDIT AGREEMENT

among

SOUTHERN STAR CENTRAL CORP.,

as Borrower,

The Several Lenders from Time to Time Parties Hereto,

and

ROYAL BANK OF CANADA,

as Administrative Agent

Dated as of July 3, 2012

~RBC CAPITAL MARKETS and U.S. BANK, NATIONAL ASSOCIATION,~

RBC CAPITAL MARKETS and MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED, as Joint Lead Arrangers and Joint Bookrunners

~U.S. BANK, NATIONAL ASSOCIATION~MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED, as Syndication Agent

TABLE OF CONTENTS

			Page
SECTION 1.	DEFINITIONS		1
	1.1	Defined Terms	1
	1.2	Other Definitional Provisions	~~22~~25
SECTION 2.	AMOUNT AND TERMS OF COMMITMENTS		~~23~~26
	2.1	Revolving Commitments	~~23~~26
	2.2	Procedure for Revolving Loan Borrowing	~~24~~26
	2.3	Commitment Fees, etc.	~~24~~26
	2.4	Termination or Reduction of Revolving Commitments	~~24~~27
	2.5	Optional Prepayments	~~25~~27
	2.6	Conversion and Continuation Options	~~25~~27
	2.7	Limitations on Eurodollar Tranches	~~25~~28
	2.8	Interest Rates and Payment Dates	~~26~~28
	2.9	Computation of Interest and Fees	~~26~~28
	2.10	Inability to Determine Interest Rate	~~26~~29
	2.11	Pro Rata Treatment and Payments	~~27~~29
	2.12	Requirements of Law	~~28~~30
	2.13	Taxes	~~29~~31
	2.14	Indemnity	~~33~~35
	2.15	Change of Lending Office	~~33~~35
	2.16	Replacement of Lenders	~~33~~35
	2.17	Defaulting Lenders	~~34~~36
	2.18	Incremental Commitments	~~35~~37
SECTION 3.	LETTERS OF CREDIT		~~36~~38

3.1	L/C Sublimit	~~36~~38
3.2	Procedure for Issuance of Letter of Credit	~~36~~39
3.3	Fees and Other Charges	~~37~~39
3.4	L/C Participations	~~37~~39
3.5	Reimbursement Obligation of the Borrower	~~38~~40
3.6	Obligations Absolute	~~39~~41
3.7	Letter of Credit Payments	~~39~~41
3.8	Applications	~~39~~41
SECTION 4.	REPRESENTATIONS AND WARRANTIES	~~39~~42
4.1	Financial Condition	~~39~~42
4.2	No Change	~~40~~42
4.3	Existence; Compliance with Law	~~40~~42
4.4	Power; Authorization; Enforceable Obligations	~~40~~42
4.5	No Legal Bar	~~40~~43
4.6	Litigation	~~41~~43
4.7	No Default	~~41~~43
4.8	Ownership of Property; Liens	~~41~~43
4.9	Intellectual Property	~~41~~43
4.10	Taxes	~~41~~43
4.11	Federal Regulations	~~41~~44
4.12	Labor Matters	~~41~~44
4.13	ERISA	~~42~~44
4.14	Investment Company Act; Other Regulations	~~42~~44
4.15	Subsidiaries	~~42~~44
4.16	Use of Proceeds	~~42~~44

4.17	Environmental Matters		~~42~~45
4.18	Accuracy of Information, etc		~~43~~45
4.19	Security Documents		~~43~~46
4.20	Solvency		~~43~~46
4.21	OFAC		46
~~4.21~~4.22	Senior Indebtedness		~~43~~46
SECTION 5.	CONDITIONS PRECEDENT		~~44~~46
5.1	Conditions to Initial Extension of Credit		~~44~~46
5.2	Conditions to Each Extension of Credit		~~45~~47
SECTION 6.	AFFIRMATIVE COVENANTS		~~45~~48
6.1	Financial Statements		~~45~~48
6.2	Certificates; Other Information		~~46~~49
6.3	Payment of Obligations		~~47~~50
6.4	Maintenance of Existence; Compliance		~~48~~50
6.5	Maintenance of Property; Insurance		~~48~~50
6.6	Inspection of Property; Books and Records; Discussions		~~48~~50
6.7	Notices		~~48~~51
6.8	Environmental Laws		~~49~~51
6.9	Additional Collateral, etc		~~49~~51
6.10	Maintenance of Ratings		~~49~~52
SECTION 7.	NEGATIVE COVENANTS		~~49~~52
7.1	Financial Condition Covenants		~~49~~52
7.2	Indebtedness and Issuance of Preferred Stock		~~50~~52
7.3	Liens		~~51~~53
7.4	Fundamental Changes		~~52~~55

7.5	Disposition of Property	~~53~~55
7.6	Restricted Payments	~~53~~56
7.7	Optional Payments and Modifications of Certain Debt Instruments	~~55~~58
7.8	Investments	~~55~~58
7.9	Transactions with Affiliates	~~55~~58
7.10	Sales and Leasebacks	~~55~~59
7.11	Swap Agreements	~~55~~59
7.12	Changes in Fiscal Periods	~~56~~59
7.13	Negative Pledge Clauses	~~56~~59
7.14	Clauses Restricting Subsidiary Distributions	~~56~~59
7.15	Lines of Business	~~56~~60
7.16	Designation of Restricted and Unrestricted Subsidiaries	~~56~~60
7.17	Sanctions	60
SECTION 8.	EVENTS OF DEFAULT	~~57~~61
SECTION 9.	THE AGENTS	~~59~~63
9.1	Appointment	~~59~~63
9.2	Delegation of Duties	~~59~~63
9.3	Exculpatory Provisions	~~59~~63
9.4	Reliance by Administrative Agent	~~60~~64
9.5	Notice of Default	~~60~~64
9.6	Non-Reliance on Agents and Other Lenders	~~60~~64
9.7	Indemnification	~~61~~65
9.8	Agent in Its Individual Capacity	~~61~~65
9.9	Successor Administrative Agent	~~61~~65
9.10	Arrangers and Syndication Agent	~~62~~65

SECTION 10.   MISCELLANEOUS   ~~62~~66

10.1   Amendments and Waivers   ~~62~~66

10.2   Notices   ~~63~~67

10.3   No Waiver; Cumulative Remedies   ~~63~~67

10.4   Survival of Representations and Warranties   ~~64~~67

10.5   Payment of Expenses and Taxes   ~~64~~68

10.6   Successors and Assigns; Participations and Assignments   ~~65~~69

10.7   Adjustments; Set‑off   ~~67~~71

10.8   Counterparts   ~~68~~72

10.9   Severability   ~~68~~72

10.10   Integration   ~~68~~72

10.11   **GOVERNING LAW**   ~~69~~72

10.12   Submission To Jurisdiction; Waivers   ~~69~~73

10.13   Acknowledgements   ~~69~~73

10.14   Releases of Guarantees and Liens   ~~70~~74

10.15   Confidentiality   ~~70~~74

10.16   **WAIVERS OF JURY TRIAL**   ~~71~~75

10.17   USA Patriot Act   ~~71~~75

SCHEDULES:

1.1A   Commitments

4.4   Consents, Authorizations, Filings and Notices

4.15   Subsidiaries

4.19(a) UCC Filing Jurisdictions

7.2(d) Existing Indebtedness

7.3(f) Existing Liens

7.9   Transactions with Affiliates

EXHIBITS:

A   Form of Pledge Agreement
B   Form of Compliance Certificate
C   Form of Closing Certificate
D   Form of Assignment and Assumption
E   Form of Legal Opinion of Bingham McCutchen LLP
F   Form of U.S. Tax Compliance Certificate
G   Form of New Lender Supplement
H   Form of Increased Facility Activation Notice

REVOLVING CREDIT AGREEMENT (this "Agreement"), dated as of July 3, 2012, among SOUTHERN STAR CENTRAL CORP., a Delaware corporation (the "Borrower"), the several banks and other financial institutions or entities from time to time parties to this Agreement (the "Lenders") and ROYAL BANK OF CANADA, as administrative agent.

The parties hereto hereby agree as follows:

SECTION 1. DEFINITIONS

1.1   Defined Terms. As used in this Agreement, the terms listed in this Section 1.1 shall have the respective meanings set forth in this Section 1.1.

"ABR": for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1% and (c) the Eurodollar Rate that would be calculated as of such day (or, if such day is not a Business Day, as of the next preceding Business Day) in respect of a proposed Eurodollar Loan with a one-month Interest Period plus 1.0%. Any change in the ABR due to a change in the Prime Rate, the Federal Funds Effective Rate or such Eurodollar Rate shall be effective as of the opening of business on the day of such change in the Prime Rate, the Federal Funds Effective Rate or such Eurodollar Rate, respectively.

"ABR Loans": Loans the rate of interest applicable to which is based upon the ABR.

"Administrative Agent": Royal Bank of Canada, together with its affiliates, as the arranger of the Commitments and as the administrative agent for the Lenders under this Agreement and the other Loan Documents, together with any of its successors.

"Affiliate": as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, "control" of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors (or persons performing similar functions) of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

"Agents": the collective reference to the Administrative Agent and any other agent identified on the cover page of this Agreement.

"Aggregate Exposure": with respect to any Lender at any time, an amount equal to (a) until the Closing Date, the aggregate amount of such Lender's Commitments at such time and (b) thereafter, the amount of such Lender's Revolving Commitment then in effect or, if the Revolving Commitments have been terminated, the amount of such Lender's Revolving Extensions of Credit then outstanding.

"Aggregate Exposure Percentage": with respect to any Lender at any time, the ratio (expressed as a percentage) of such Lender's Aggregate Exposure at such time to the Aggregate Exposure of all Lenders at such time.

"Agreement": as defined in the preamble hereto.

"Applicable Margin": for ABR Loans, 1.00% and for Eurodollar Loans, 2.00%, provided, that on and after the first Pricing Grid Adjustment Date occurring after the completion of the first full fiscal quarter of the Borrower after the Closing Date, the Applicable Margin with respect to Revolving Loans, will be determined pursuant to the Applicable Pricing Grid based on the ratings by Moody's and S&P assigned to the Senior Notes;

"Applicable Pricing Grid": the table set forth below:

Unsecured Debt Rating (Moody's/S&P)	Applicable Margin for Eurodollar Loans	Applicable Margin for ABR Loans
Baa2/BBB or better	1.50%	0.50%
Baa3/BBB-	1.75%	0.75%
Ba1/BB+	2.00%	1.00%
Ba2/BB	2.25%	1.25%
Less than Ba2/BB	2.75%	1.75%

For the purposes of the Applicable Pricing Grid, changes in the Applicable Margin resulting from changes in the Senior Notes' ratings shall become effective on the date (the "Pricing Grid Adjustment Date") that is one Business Day after an announcement or press release publicizing such change in the Senior Notes' ratings is made or released and shall remain in effect until the next change to be effected pursuant to this paragraph. Additionally, for purposes of determining the Applicable Margin, (i) if there is a rating differential of one level between the ratings of Moody's and S&P, the higher rating shall be deemed to be in effect and (ii) if there is a rating differential of two or more levels between the ratings of Moody's and S&P, the lower rating shall be deemed to be in effect.

"Application": an application, in such form as the Issuing Lender may specify from time to time, requesting the Issuing Lender to open a Letter of Credit.

"Approved Fund": as defined in Section 10.6(b).

"Arrangers": the Joint Lead Arrangers and Joint Bookrunners identified on the cover page of this Agreement.

"Assignee": as defined in Section 10.6(b).

"Assignment and Assumption": an Assignment and Assumption, substantially in the form of Exhibit D.

"Available Cash Flow": for any period, Consolidated EBITDA of the Borrower and its Restricted Subsidiaries minus the sum of the following, each determined for such period on a consolidated basis:

(i) cash taxes paid by the Borrower and its Restricted Subsidiaries; plus

(ii) cash interest expense paid by the Borrower and its Restricted Subsidiaries whether or not capitalized (including, without limitation, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Swap Agreements); plus

(iii) Capital Expenditures of the Borrower and its Restricted Subsidiaries (except to the extent financed by the incurrence of Indebtedness); plus

(iv) the aggregate principal amount of long-term Indebtedness repaid by the Borrower and its Restricted Subsidiaries and the repayment by the Borrower and any Restricted Subsidiary of any short-term Indebtedness that financed Capital Expenditures referred to in clause (iii) above, excluding any such repayments (x) under working capital facilities (except to the extent that such Indebtedness so repaid was incurred to finance Capital Expenditures as described in clause (iii) above) and (y) through a refinancing involving the incurrence of new long-term Indebtedness.

"Available Revolving Commitment": as to any Revolving Lender at any time, an amount equal to the excess, if any, of (a) such Lender's Revolving Commitment then in effect over (b) such Lender's Revolving Extensions of Credit then outstanding.

"Bankruptcy Event": with respect to any Person, such Person becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, provided, further, that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

"Benefitted Lender": as defined in Section 10.7(a).

"Board": the Board of Governors of the Federal Reserve System of the United States (or any successor).

"Borrower": as defined in the preamble hereto.

"Borrowing Date": any Business Day specified by the Borrower as a date on which the Borrower requests the relevant Lenders to make Revolving Loans hereunder.

"Business": as defined in Section 4.17(b).

"Business Day": a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close, provided, that with respect to notices and determinations in connection with, and payments of principal and interest on, Eurodollar Loans, such day is also a day for trading by and between banks in Dollar deposits in the interbank eurodollar market.

"Calculation Date": as defined in the definition of Fixed Charge Coverage Ratio.

"Capital Expenditures": for any period, with respect to any Person, the aggregate of all expenditures by such Person and its Restricted Subsidiaries for the acquisition or leasing (pursuant to a capital lease) of fixed or capital assets or additions to equipment (including replacements, capitalized repairs and improvements during such period) that should be capitalized under GAAP on a consolidated balance sheet of such Person and its Restricted Subsidiaries.

"Capital Lease Obligations": as to any Person, at the time any determination is to be made, the amount of the liability as lessee in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

"Capital Stock": any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing, but excluding any debt securities convertible into any of the foregoing.

"Cash Equivalents": (a) United States dollars; (b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition; (c) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500,000,000 and a Thomson Bank Watch Rating of "B" or better; (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above; (e) commercial paper having the highest rating obtainable from Moody's or S&P and in each case maturing within six months after the date of acquisition; and (f) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a)-(e) above.

"Change of Control": the occurrence of any of the following:

(i) the Permitted Investors shall cease to have the power to vote or direct the voting of securities having a majority of the ordinary voting power for the election of directors of the Borrower (determined on a fully diluted basis);

(ii) the board of directors of the Borrower shall cease to consist of a majority of Continuing Directors;

(iii) a Specified Change of Control shall occur; or

(iv) the Borrower shall cease to own and control, of record and beneficially, directly, 100% of each class of outstanding Capital Stock of OpCo free and clear of all Liens (except Liens created by the Pledge Agreement);

provided that, notwithstanding the foregoing, in no event shall any Disposition of Capital Stock (or the failure of the Borrower to own or control such Capital Stock) in connection with any Permitted Sale Transaction constitute a Change of Control (or otherwise require any consent or approval from any Lender or the Administrative Agent or otherwise be restricted hereunder).

"Change of Control Triggering Event": the occurrence of both a Change of Control and a Ratings Decline.

"Closing Date": the date on which the conditions precedent set forth in Section 5.1 shall have been satisfied, which date is July 3, 2012.

"Code": the Internal Revenue Code of 1986, as amended.

"Collateral": all property of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document.

"Commitment": as to any Lender, the Revolving Commitment of such Lender.

"Commitment Fee Grid": the table set forth below:

Revolving Facility Utilization	Commitment Fee Rate
<33.3%	0.50%
≥33.3% and <66.6%	0.375%
≥66.6%	0.250%

For the purposes of the Commitment Fee Grid, changes in the Commitment Fee Rate resulting from changes in the Revolving Facility Utilization shall become effective on the

date after such change becomes effective and shall remain in effect until the next change to be effected pursuant to this paragraph.

"Commitment Fee Rate": as determined pursuant to the Commitment Fee Grid.

"Compliance Certificate": a certificate duly executed by a Responsible Officer substantially in the form of Exhibit B.

""Connection Income Taxes"": Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

"Consolidated Capitalization Ratio": for any period, the ratio of (a) Consolidated Total Debt for such period to (b) Consolidated Total Capitalization for such period.

"Consolidated EBITDA": for any period, Consolidated Net Income for such period plus, without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the sum of

(i)   an amount equal to any extraordinary loss plus any net loss realized by the Borrower and its Restricted Subsidiaries in connection with an asset sale or asset disposition, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(ii)   provision for taxes based on income or profits of the Borrower and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(iii)   Fixed Charges of such Person; plus

(iv)   depreciation, amortization (including amortization of intangibles but excluding amortization of other prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 "Goodwill and other Intangibles" but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Borrower and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(v)   all extraordinary, unusual or non-recurring items of gain or loss, or revenue or expense; provided, that the amounts referred to in this clause (v) shall not, in the aggregate, exceed $10,000,000 for any fiscal year of the Borrower; minus

(vi)   all extraordinary, unusual or non-recurring items of gain or revenue; minus

(vii)   non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

Notwithstanding the foregoing, (a) amounts in clauses (i), (ii), (iv) and (v) relating to any Restricted Subsidiary will be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Borrower by such Restricted Subsidiary without any prior governmental approval (that has not been obtained) and by operation of the terms of its charter and all judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders and (b) Consolidated EBITDA for the Borrower and its Restricted Subsidiaries for the fiscal quarters ending June 30, 2013, September 30, 2013 and December 31, 2013 shall be $32,400,000, $32,400,000 and $32,400,000, respectively.

"Consolidated Leverage Ratio": with respect to the Borrower and its Restricted Subsidiaries for any four-quarter reference period, the ratio of Consolidated Total Debt of the Borrower and its Restricted Subsidiaries as of the last day of such period to Consolidated EBITDA of the Borrower and its Restricted Subsidiaries for such period.

"Consolidated Net Income": with respect to the Borrower and its Restricted Subsidiaries for any period, the aggregate of the Net Income of the Borrower and it Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of an Unrestricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the Borrower or a Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) any unrealized non-cash gains or losses or charges in respect of Swap Agreements (including those resulting from the application of SFAS 133) will be excluded and (iv) the cumulative effect of a change in accounting principles after the Closing Date will be excluded.

"Consolidated Net Tangible Assets": with respect to the Borrower and its Restricted Subsidiaries at any date of determination, the aggregate amount of Total Assets included in the Borrower's most recent quarterly or annual consolidated balance sheet prepared in accordance with GAAP less applicable reserves reflected in such balance sheet, after deducting the following amounts: (i) all current liabilities reflected in such balance sheet, and (ii) all goodwill, trademarks, patents, unamortized debt discounts and expenses and other like intangibles reflected in such balance sheet.

"Consolidated Net Worth": at any date, the total of the amounts shown on the consolidated balance sheet of the Borrower and it Restricted Subsidiaries determined in

accordance with GAAP, as of the end of the Borrower and it Restricted Subsidiaries' most recent fiscal quarter for which internal financial statements are available prior to the taking of any action for the purpose of which the determination is being made, as the sum of (1) the par or stated value of all of the Borrower and its Restricted Subsidiaries' outstanding Capital Stock, (2) paid-in capital or capital surplus relating to such Capital Stock and (3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

"Consolidated Total Capitalization": the sum of (i) Consolidated Total Debt and (ii) Consolidated Net Worth.

"Consolidated Total Debt": at any date, the aggregate principal amount of all Indebtedness of the Borrower and its Restricted Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP.

"Continuing Directors": the directors of the Borrower on the ~~Closing~~Third Amendment Effective Date, after giving effect to the transactions contemplated hereby, and each other director, if, in each case, such other director represents the interests of ~~at least one of~~ the Sponsor~~s~~ (or such director is nominated for election by ~~at least one of~~ the Sponsor~~s~~).

"Contractual Obligation": as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Control Investment Affiliate": as to any Person, any other Person that (a) directly or indirectly, is in control of, is controlled by, or is under common control with, such Person and (b) is organized by such Person primarily for the purpose of making equity or debt investments in one or more companies. For purposes of this definition, "control" of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

"Controlling Interest": an interest held by one or more Persons in another Person, if (a) such Persons own directly or indirectly, beneficially or of record, fifty percent (50%) or more of the outstanding Capital Stock of such other Person, and (b) either (i) such Persons hold, directly or indirectly, beneficially or of record, a majority of the outstanding Capital Stock in such other Person; or (ii) such Persons possess, directly or indirectly, the power to cause the direction of the management of such other Person, whether through voting securities, by contract, control of the board of directors (or similar governing body) or otherwise.

"Credit Party": the Administrative Agent, the Issuing Lender or any other Lender.
"Default": any of the events specified in Section 8, whether or not any requirement for the giving of notice, the lapse of time, or both, has been satisfied, including, in any event, a "Default" under and as defined in the Senior Note Indenture.

"Defaulting Lender": any Lender that (a) has failed, within two Business Days of the date required to be funded or paid, to (i) fund any portion of its Revolving Loans, (ii) fund any portion of its participations in Letters of Credit or (iii) pay over to any Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender's good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Borrower or any Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender's good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by a Credit Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Revolving Loans and participations in then outstanding Letters of Credit under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Credit Party's receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (d) has become the subject of a Bankruptcy Event.

"Designated Jurisdiction": any country or territory to the extent that such country or territory itself is the subject of any Sanction.

"Disposition": with respect to any property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms "Dispose" and "Disposed of" shall have correlative meanings.

"Disqualified Stock": any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Revolving Loans mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Borrower to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Borrower may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 7.6 hereof.

"Dollars" and "$": dollars in lawful currency of the United States.

"Environmental Laws": any and all foreign, federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority or other Requirements of Law (including common law) regulating,

relating to, or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time hereafter be in effect.

"ERISA": the Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Affiliate": any trade or business (whether or not incorporated) that, together with any Group Member, is treated as a single employer under Section 414 of the Code.

"ERISA Event": (a) the occurrence of any Reportable Event; (b) the failure of any Group Member or ERISA Affiliate to make by its due date a required installment under Section 430(j) of the Code with respect to any Pension Plan or any failure by any Pension Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Pension Plan, whether or not waived; (c) a determination that any Pension Plan is, or is reasonably expected to be, in "at risk" status (within the meaning of Section 430 of the Code or Section 303 of ERISA); (d) the filing pursuant to Section 412 of the Code or Section 302 of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan; (e) the occurrence of any event or condition which would reasonably be expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or the incurrence by any Group Member or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Pension Plan, including but not limited to the imposition of any Lien in favor of the PBGC or any Pension Plan; (f) the receipt by any Group Member or any ERISA Affiliate from the PBGC or a Pension Plan administrator of any notice relating to an intention to terminate any Pension Plan or to appoint a trustee to administer any Pension Plan under Section 4042 of ERISA; (g) the failure by any Group Member or any of its ERISA Affiliates to make any required contribution to a Multiemployer Plan pursuant to Sections 431 or 432 of the Code; (h) the incurrence by any Group Member or any ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal from any Pension Plan or Multiemployer Plan; (i) the receipt by any Group Member or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from a Group Member or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is reasonably expected to be, Insolvent, in Reorganization, in "endangered" or "critical" status (within the meaning of Section 432 of the Code or Section 305 of ERISA), or terminated (within the meaning of Section 4041A of ERISA); or (j) the failure by any Group Member or any of its ERISA Affiliates to pay when due (after expiration of any applicable grace period) any installment payment with respect to Withdrawal Liability under Section 4201 of ERISA.

"Eurocurrency Reserve Requirements": for any day as applied to a Eurodollar Loan, the aggregate (without duplication) of the maximum rates (expressed as a decimal fraction) of reserve requirements in effect on such day (including basic, supplemental, marginal and emergency reserves) under any regulations of the Board or other Governmental Authority having jurisdiction with respect thereto dealing with reserve requirements prescribed for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board) maintained by a member bank of the Federal Reserve System.

"Eurodollar Base Rate":   for any Interest Period with respect to a Eurodollar Loan, the rate per annum determined by the Administrative Agent at approximately 11:00 a.m. (London time), on the date that is two Business Days prior to the commencement of such Interest Period by reference to the rate set by ICE Benchmark Administration for deposits in Dollars (as set forth by any service selected by the Administrative Agent that has been nominated by ICE Benchmark Administration as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period; provided, however, that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the "Eurodollar Base Rate" shall be the interest rate per annum determined by the Administrative Agent to be the average of the rates per annum at which deposits in Dollars are offered for such relevant Interest Period to major banks in the London interbank market in London, England by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the beginning of such Interest Period.

"Eurodollar Base Rate":   (a) the rate of interest per annum, expressed on the basis of a year of 360 days, determined by the Administrative Agent, which is equal to the offered rate that appears on the page of the Reuters LIBOR01 screen (or any successor thereto providing comparable rate quotations as may be selected by the Administrative Agent) that displays an average British Bankers Association Interest Settlement Rate for deposits in Dollars with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, or (b) if the rates referenced in the preceding subsection (a) are not available, the rate per annum determined by the Administrative Agent as the rate of interest, expressed on a basis of 360 days at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Loan being made, continued or converted by the Administrative Agent and with a term and amount comparable to such Interest Period and principal amount of such Eurodollar Loan as would be offered by the Administrative Agent's London Branch to major banks in the offshore Dollar market at their request at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period.

"Eurodollar Loans": Revolving Loans the rate of interest applicable to which is based upon the Eurodollar Rate.

"Eurodollar Rate": with respect to each day during each Interest Period pertaining to a Eurodollar Loan, a rate per annum determined for such day in accordance with the following formula:

$$\frac{\text{Eurodollar Base Rate}}{1.00 - \text{Eurocurrency Reserve Requirements}}$$

"Eurodollar Tranche": the collective reference to Eurodollar Loans under the Revolving Facility the then current Interest Periods with respect to all of which begin on the same date and end on the same later date (whether or not such Revolving Loans shall originally have been made on the same day).

"Event of Default": any of the events specified in Section 8, provided that any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

"Excluded Taxes": any of the following Taxes imposed on or with respect to a Credit Party or required to be withheld or deducted from a payment to a Credit Party, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Credit Party being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. Federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Revolving Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Revolving Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 2.16), except to the extent that, pursuant to Section 2.13, amounts with respect to such Taxes were payable to such Lender's assignor immediately before such Lender acquired the applicable interest in the Revolving Loan or Commitment, (ii) a direct or indirect beneficial owner of Lender acquires an indirect beneficial interest in the Revolving Loan or Commitment through such Lender, except to the extent that, pursuant to Section 2.13, amounts with respect to such Taxes were payable to such Lender immediately before such beneficial owner acquired the applicable beneficial interest in the Revolving Loan or Commitment, or (iii) such Lender changes its lending office or its residence or place of organization, except to the extent that, pursuant to Section 2.13, amounts with respect to such Taxes were payable to such Lender immediately before it changed its lending office or its residence or place of organization, (c) Taxes attributable to such Credit Party's failure to comply with Section 2.13(f), (d) any U.S. Federal withholding Taxes imposed under FATCA and (e) any backup withholding Tax that is required by the Code to be withheld from amounts payable to a recipient that is a U.S. Person.

"FATCA": Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and, any current or future regulations or official interpretations thereof, and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

"Federal Funds Effective Rate": for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank on the Business Day next succeeding such day; provided, that (a), if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the immediately preceding Business Day as so published on the next succeeding Business Day and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Effective Rate for such day shall be the average rate charged to the Administrative Agent on such day on such transactions as determined by the Administrative Agent.

"Fee Payment Date": (a) the third Business Day following the last day of each March, June, September and December and (b) the last day of the Revolving Commitment Period.

"FERC": as defined in Section 1.2(c).

"Fixed Charge Coverage Ratio": with respect to the Borrower and its Restricted Subsidiaries for any four-quarter reference period, the ratio of the Consolidated EBITDA of the Borrower and its Restricted Subsidiaries for such period to the Fixed Charges of the Borrower and its Restricted Subsidiaries for such period. In the event that the Borrower or Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems any Disqualified Stock or preferred stock subsequent to the commencement of the applicable four-quarter reference period and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurs (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of proceeds therefrom, as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(i)   acquisitions that have been made by the Borrower or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, subsequent to the commencement of the applicable four quarter reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of such period and Consolidated EBITDA for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act including any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial officer or chief accounting officer of the Borrower (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act of 1933 or any other regulation or policy of the SEC related thereto);

(ii)   the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(iii)   the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the Borrower or any of its Restricted Subsidiaries following the Calculation Date.

"Fixed Charges": with respect to the Borrower and its Restricted Subsidiaries for any period, the sum, without duplication, of:

(i)   the consolidated interest expense of the Borrower and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings), and net of the effect of all payments made or received pursuant to Swap Agreements incurred with respect to Indebtedness; plus

(ii)   the consolidated interest of the Borrower and its Restricted Subsidiaries that was capitalized during such period; plus

(iii)   any interest expense on Indebtedness of another Person that is guaranteed by the Borrower or one of its Restricted Subsidiaries or secured by a Lien on assets of the Borrower or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon); plus

(iv)   all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on equity interests payable solely in Capital Stock of the Borrower (other than Disqualified Stock) or to the Borrower or a Restricted Subsidiary of the Borrower.

"Funded Status": as defined in Section 4.13.

"Funding Office": the office of the Administrative Agent specified in Section 10.2 or such other office as may be specified from time to time by the Administrative Agent as its funding office by written notice to the Borrower and the Lenders.

"GAAP": generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession.

"Governmental Authority": any nation or government or any state or other political subdivision thereof, including any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government.

"Group Members": the collective reference to the Borrower and its Subsidiaries.

"Guarantee Obligation": as to any Person (the "guaranteeing person"), any obligation, including a reimbursement, counterindemnity or similar obligation, of the guaranteeing Person that guarantees or in effect guarantees, or which is given to induce the creation of a separate obligation by another Person (including any bank under any letter of credit) that guarantees or in effect guarantees, any Indebtedness, leases, dividends or other obligations (the "primary obligations") of any other third Person (the "primary obligor") in any manner, whether directly or indirectly, including any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person's maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith.

"Increased Facility Activation Date": any Business Day on which any Lender shall execute and deliver to the Administrative Agents an Increased Facility Activation Notice pursuant to Section 2.18.

"Increased Facility Activation Notice": a notice substantially in the form of Exhibit H.

"Increased Facility Closing Date": any Business Day designated as such in an Increased Facility Activation Notice.

"Indebtedness": of any Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than current trade payables incurred in the ordinary course of such Person's business), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations of such Person, (f) all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of acceptances, letters of credit or surety bonds or

similar arrangements, (g) the liquidation value of all redeemable preferred Capital Stock of such Person, (h) all Guarantee Obligations of such Person in respect of obligations of the kind referred to in clauses (a) through (g) above, (i) all obligations of the kind referred to in clauses (a) through (h) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation, and (j) for the purposes of Section 8(e) only, all obligations of such Person in respect of Swap Agreements. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor.; provided that until the date that is sixty (60) days following the Third Amendment Effective Date, for purposes of this definition, where on or before such date such Person has made irrevocable payment or irrevocable notice of such payment for any principal or interest in respect of the Senior Registered Notes or the Senior Unregistered Notes that is owed or would be owed through the date of maturity or redemption of the Senior Registered Notes or the Senior Unregistered Notes, to the extent the aggregate amount of unrestricted cash and Cash Equivalents of such Person is at least equal to such amount, the principal amount outstanding under the Senior Registered Notes and the Senior Unregistered Notes, as applicable, shall not be considered "Indebtedness" for purposes of this definition.

"Indemnified Taxes": (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a) above, Other Taxes.

"Insolvent": with respect to any Multiemployer Plan, the condition that such plan is insolvent within the meaning of Section 4245 of ERISA.

"Intellectual Property": the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

"Interest Payment Date": (a) as to any ABR Loan, the last Business Day of each March, June, September and December (or, if an Event of Default is in existence, the last Business Day of each calendar month) to occur while such Revolving Loan is outstanding and the final maturity date of such Revolving Loan, (b) as to any Eurodollar Loan having an Interest Period of three months or less, the last day of such Interest Period, and (c) as to any Eurodollar Loan having an Interest Period longer than three months, each day that is three months, or a whole multiple thereof, after the first day of such Interest Period and the last day of such Interest Period.

"Interest Period": as to any Eurodollar Loan, (a) initially, the period commencing on the borrowing or conversion date, as the case may be, with respect to such Eurodollar Loan

and ending one, two, three or six (or, if agreed to by all Lenders under the Revolving Facility, nine or twelve) months thereafter, as selected by the Borrower in its notice of borrowing or notice of conversion, as the case may be, given with respect thereto; and (b) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such Eurodollar Loan and ending one, two, three or six (or, if agreed to by all Lenders under the Revolving Facility, nine or twelve) months thereafter, as selected by the Borrower by irrevocable notice to the Administrative Agent not later than 11:00 A.M., New York City time, on the date that is three Business Days prior to the last day of the then current Interest Period with respect thereto; provided that, all of the foregoing provisions relating to Interest Periods are subject to the following:

(i)   if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day;

(ii)   the Borrower may not select an Interest Period under the Revolving Facility that would extend beyond the Revolving Termination Date;

(iii)   any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month; and

(iv)   the Borrower shall select Interest Periods so as not to require a payment or prepayment of any Eurodollar Loan during an Interest Period for such Revolving Loan.

"Investments": with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantee Obligations or other obligations), advances or capital contributions (excluding (x) commission, travel and similar advances to officers and employees made in the ordinary course of business and (y) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender), purchases or other acquisitions for consideration of Indebtedness, Capital Stock or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Borrower or any Restricted Subsidiary of the Borrower sells or otherwise disposes of any Capital Stock of any direct or indirect Restricted Subsidiary of the Borrower such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Borrower, the Borrower will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the fair market value of the Capital Stock of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of Section 7.6 hereof.

"IRS": the United States Internal Revenue Service.

"Issuing Lender": each of Royal Bank of Canada and any other Revolving Lender approved by the Administrative Agent and the Borrower that has agreed in its sole discretion to act as an "Issuing Lender" hereunder, or any of their respective affiliates, in each case in its capacity as issuer of any Letter of Credit. Each reference herein to "the Issuing Lender" shall be deemed to be a reference to the relevant Issuing Lender.

"L/C Borrowing": an extension of credit resulting from a drawing under any Letter of Credit that has not been reimbursed by the Borrower on the date when made or refinanced.

"L/C Exposure": at any time, the total L/C Obligations. The L/C Exposure of any Revolving Lender at any time shall be its Revolving Percentage of the total L/C Exposure at such time.

"L/C Obligations": at any time, an amount equal to the sum of (a) the aggregate then undrawn and unexpired amount of the then outstanding Letters of Credit and (b) the aggregate amount of Unreimbursed Amounts (including all L/C Borrowings).

"L/C Participants": the collective reference to all the Revolving Lenders other than the Issuing Lender.

"L/C Sublimit": $10,000,000.

"Lender Parent":   with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a Subsidiary.

"Lenders": as defined in the preamble hereto.

"Letters of Credit": as defined in Section 3.1(a).

"Lien": any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

"Loan Documents": this Agreement, the Security Documents, the Notes and any amendment, waiver, supplement or other modification to any of the foregoing.

"Loan Parties": each Group Member that is a party to a Loan Document.

"Material Adverse Effect": a material adverse effect on (a) the business, property, operations or financial condition of the Borrower and its Subsidiaries taken as a whole or (b) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights or remedies of the Administrative Agent or the Lenders hereunder or thereunder.

"Materials of Environmental Concern": any gasoline, petroleum (including crude oil or any fraction thereof) or petroleum products, asbestos, polychlorinated biphenyls, urea-formaldehyde insulation, and any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under any Environmental Law.

"Measurement Date": ~~March 31~~April 1, ~~2012~~2014.

"Moody's": Moody's Investors Service, Inc.

"Multiemployer Plan": a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Net Income": with respect any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (A) any asset sale or asset disposition or (B) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (ii) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

"New Lender": as defined in Section 2.18.

"New Lender Supplement": as defined in Section 2.18.

"New Senior Notes": the 5.125% Senior Notes due 2022 issued by the Borrower pursuant to the New Senior Notes Indenture.

"New Senior Notes Indenture": the Indenture dated as of June 16, 2014 entered into by the Borrower in connection with the issuance of the New Senior Notes, together with all instruments and other agreements entered into by the Borrower in connection therewith.

"Non-Consenting Lender": as defined in Section 2.16.

"Non-Recourse Debt": Indebtedness (i) as to which neither the Borrower nor any of its Restricted Subsidiaries (A) provides credit support of any kind (including undertaking, agreement or instrument that would constitute Indebtedness), (B) is directly indirectly liable (as a guarantor or otherwise) or (C) is the lender, (ii) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) holder of any other Indebtedness (other than the Revolving Loans) of the Borrower or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to accelerated or payable prior to its stated maturity and (iii) as to which the lenders or other credit providers have been notified in writing that they will not have any recourse to the stock assets of the Borrower or any of its Restricted Subsidiaries.

"Non-U.S. Lender": (a) if the Borrower is a U.S. Person, a Lender, with respect to the Borrower, that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, a Lender, with respect to the Borrower, that is resident or organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes.

"Notes": the collective reference to any promissory note evidencing Revolving Loan.

"Obligations": the unpaid principal of and interest on (including interest accruing after the maturity of the Revolving Loans and Reimbursement Obligations and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Revolving Loans and all other obligations and liabilities of the Borrower to the Administrative Agent or to any Lender (or, in the case of Specified Swap Agreements, any affiliate of any Lender), whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Loan Document, the Letters of Credit, any Specified Swap Agreement or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to the Administrative Agent or to any Lender that are required to be paid by the Borrower pursuant hereto) or otherwise.

"OFAC": the Office of Foreign Assets Control of the United States Department of the Treasury.

"OpCo": Southern Star Central Gas Pipeline, Inc., the wholly owned direct operating Subsidiary of the Borrower.

"OpCo Capitalization Ratio": ~~for~~as at any ~~period~~date, the ratio of (a) Consolidated Total Debt attributable solely to OpCo ~~for~~on such ~~period~~date to (b) OpCo Total Capitalization ~~for~~on such ~~period~~date.

"OpCo Credit Agreement": that certain Credit Agreement dated as of June 16, 2014, among OpCo, each lender from time to time party thereto and Royal Bank of Canada, as administrative agent.

"OpCo Notes": the 6.00% Senior Notes due 2016 issued by OpCo pursuant to the OpCo Notes Indenture.

"OpCo Notes Indenture": the Indenture dated as of April 13, 2006 entered into by OpCo in connection with the issuance of the OpCo Notes, together with all instruments and other agreements entered into by OpCo in connection therewith.

"OpCo Total Capitalization": the sum of (i) Consolidated Total Debt and (ii) Consolidated Net Worth, in each case, attributable solely to OpCo .

"Other Connection Taxes": with respect to any Credit Party, Taxes imposed as a result of a present or former connection between such Credit Party and the jurisdiction imposing such Tax (other than connections arising solely from such Credit Party having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced, any Loan Document, or sold or assigned an interest in any Revolving Loan or Loan Document).

"Other Taxes": all present or future stamp, court, or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.16).

"Participant": as defined in Section 10.6(c).

"Participant Register": as defined in Section 10.6(c).

"Patriot Act": as defined in Section 10.17.

"PBGC": the Pension Benefit Guaranty Corporation established pursuant to ERISA any ~~any~~ successor entity performing similar functions.

"Pension Plan": any Plan subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

"Permitted Business": means the lines of business conducted by the Borrower and its Restricted Subsidiaries on the Measurement Date and any business incidental or reasonably related thereto or which is a reasonable extension thereof as determined in good faith by the Borrower's Board of Directors and set forth in an officer's certificate delivered to the Administrative Agent.

"Permitted Investments": any of the following:

(i) any Investment in the Borrower or in a Restricted Subsidiary of the Borrower;

(ii) any Investment in Cash Equivalents;

(iii) any Investment by the Borrower or any Subsidiary of the Borrower in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary of the Borrower or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Borrower or a Restricted Subsidiary of the Borrower;

(iv) any Investment made as a result of the receipt of non-cash consideration from an asset sale; provided that the value of such non-cash consideration does not exceed 25% of the fair market value of the assets sold or transferred in such asset sale;

(v) any acquisition of assets solely in exchange for the issuance of Capital Stock (other than Disqualified Stock) of the Borrower;

(vi) any Investments received (A) in satisfaction of judgments or in compromise or resolution of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (B) as a result of a foreclosure by the Borrower or any of its Restricted Subsidiaries with respect to any secured Investment in default;

(vii) any Investment consisting of a guarantee permitted under Section 7.2 hereof;

(viii) obligations under Swap Agreements permitted to be incurred under Section 7.2 or 7.11 hereof;

(ix) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(x) loans or advances to employees made in the ordinary course of business consistent with past practices of the Borrower or any of its Restricted Subsidiaries not to exceed $5.0 million at any one time outstanding;

(xi) Investments existing on April 16, 2008; and

(xii) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (xii) that are at the time outstanding, not to exceed the greater of (a) $~~30.0~~50.0 million or (b) 5.0% of Consolidated Net Tangible Assets of the Borrower.

"Permitted Investors": the collective reference to the Sponsor~~s~~ and their respective Control Investment Affiliates.

"Permitted Refinancing Indebtedness": any Indebtedness of the Borrower or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Borrower or any of its Subsidiaries (other than intercompany Indebtedness); provided that (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a weighted average life to maturity equal to or greater than the weighted average life to maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or

refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iv) such Permitted Refinancing Indebtedness is incurred either by the Borrower or by the Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (v) no Default or Event of Default exists on the date of issuance of such Permitted Refinancing Indebtedness and (vi) such Permitted Refinancing Indebtedness is not guaranteed by any Person that is not a guarantor of all of the Obligations.

"Permitted Sale Transaction": a sale, transfer or similar transaction pursuant to which all or substantially all of the outstanding Capital Stock in the Borrower are directly or indirectly Disposed of and transferred to a Successor Sponsor on a one-time basis, whereupon such Successor Sponsor shall become the Sponsor for purposes of this Agreement; provided that no more than one Permitted Sale Transaction shall be permitted to be consummated prior to the Revolving Termination Date; provided further that at all times following the consummation of any such sale or similar transaction (except as described in clauses (c) and (d) below), (a) for twelve (12) months following the consummation of any such sale or similar transaction, day-to-day management of the Borrower continues to be conducted by the members of management as of the date of such transaction, (b) fifty percent (50%) or more of the Capital Stock in the Successor Sponsor is held by Persons who are Qualified Owners, (c) the Administrative Agent shall have received all documentation and other information about the Successor Sponsor that have been requested by Administrative Agent (either on its behalf or on behalf of any Lender) that Administrative Agent or any Lender shall have reasonably determined is required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including the Patriot Act and (d) as of the effective date of any such sale or similar transaction, the Successor Sponsor shall certify to the Administrative Agent for the benefit of the Lenders that, the representations and warranties contained in Section 4.21 shall be true and correct in all material respects on and as of such effective date. Any failure to comply with clauses (a) through (e) above shall result in such sale or similar transaction being deemed a Change of Control.

"Person": an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

"Plan": any employee benefit plan as defined in Section 3(3) of ERISA, including (i) any employee welfare benefit plan (as defined in Section 3(1) of ERISA) in respect of which any Group Member is an "employer" as defined in Section 3(5) of ERISA, and (ii) any employee pension benefit plan (as defined in Section 3(2) of ERISA but excluding any Multiemployer Plan) in respect of which any Group Member is an "employer" as defined in Section 3(5) of ERISA and, with respect to any such plans that are Pension Plans, in respect of which any Group Member or any ERISA Affiliate is (or, if such Plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Pledge Agreement": the Pledge Agreement to be executed and delivered by the Borrower, substantially in the form of Exhibit A.

"Pricing Grid Adjustment Date": as defined in the Applicable Pricing Grid.

"Prime Rate": the rate of interest per annum publicly announced from time to time by the Royal Bank of Canada as its prime rate in effect at its principal office in New York City (the Prime Rate not being intended to be the lowest rate of interest charged by the Royal Bank of Canada in connection with extensions of credit to debtors).

"Projections": as defined in Section 6.2(c).

"Properties": as defined in Section 4.17(a).

"Qualified Owner": a transferee that is not an Affiliate of the Sponsor (a) which itself or through any one of its Affiliates either (i) has a rating of Baa2 or higher from Moody's or a rating of BBB or higher from S&P (or such other ratings approved by the Required Lenders) or (ii) has a tangible net worth (or equivalent membership or partner capital) of not less than five hundred million Dollars ($500,000,000), (b) for which the Administrative Agent shall have received all documentation and other information with respect thereto that been requested by Administrative Agent (either on its behalf or on behalf of any Lender) that the Administrative Agent or any Lender shall have reasonably determined is required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including the Patriot Act, (c) which, as of the effective date of any applicable transfer certifies to the Administrative Agent for the benefit of the Lenders that, the representations and warranties contained in Section 4.21 shall be true and correct in all material respects on and as of such effective date and (d) is in compliance with all Requirements of Law (including, for the avoidance of doubt, FERC) applicable to such Person.

"Ratings Decline": the rating of the Senior Notes by either Moody's or S&P shall be decreased by one or more gradations (including gradations within the rating categories as well as between categories) within 60 days after the earlier of: (i) the date of public notice of the occurrence of a Change of Control or (ii) public notice of the intention of the Borrower to effect a Change of Control (which 60-day period shall be extended so long as the rating of the Senior Notes is under publicly announced consideration for possible downgrade by either Moody's or S&P).

"Register": as defined in Section 10.6(b).

"Regulation U": Regulation U of the Board as in effect from time to time.

"Reimbursement Obligation": the obligation of the Borrower to reimburse the Issuing Lender pursuant to Section 3.5 for amounts drawn under Letters of Credit.

"Reorganization": with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

"Reportable Event": any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, with respect to a Pension Plan, other than those events as to which notice is waived pursuant to DOL Reg. Section 4043, or any successor thereto.

"Required Lenders": at any time, the holders of more than 50% of the Total Revolving Commitments then in effect or, if the Revolving Commitments have been terminated, the Total Revolving Extensions of Credit then outstanding; provided that any time there are two or ~~more~~fewer Lenders, the Required Lenders shall consist of ~~at least two~~such Lenders ~~which are not Affiliates~~; provided further that the Revolving Commitment of any Defaulting Lender shall be disregarded in determining Required Lenders at any time.

"Requirements of Law": as to any Person, the Certificate of Incorporation and By‑Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Responsible Officer": the chief executive officer, president or chief financial officer of the Borrower, but in any event, with respect to financial matters, the chief financial officer of the Borrower.

"Restricted Investment": any Investment other than a Permitted Investment.

"Restricted Payments": as defined in Section 7.6.

"Restricted Subsidiary": any Subsidiary of the Borrower other than any Unrestricted Subsidiary.

"Revolving Commitment": as to any Lender, the obligation of such Lender, if any, to make Revolving Loans and participate in Letters of Credit in an aggregate principal and/ or face amount not to exceed the amount set forth under the heading "Revolving Commitment" opposite such Lender's name on Schedule 1.1A or in the Assignment and Assumption pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms hereof (including any additional amounts committed under the Revolving Facility in accordance with Section 2.18). The ~~original~~ amount of the Total Revolving Commitments ~~is $65,000,000~~as of the Third Amendment Effective Date is $50,000,000.

"Revolving Commitment Period": the period from and including the Closing Date to the Revolving Termination Date.

"Revolving Extensions of Credit": as to any Revolving Lender at any time, an amount equal to the sum of (a) the aggregate principal amount of all Revolving Loans held by such Lender then outstanding and (b) such Lender's Revolving Percentage of the L/C Obligations then outstanding.

"Revolving Facility": each of the Revolving Commitments and the extensions of credit made thereunder.

"Revolving Facility Utilization": the ratio (expressed as a percentage) of the Total Revolving Extensions of Credit at such time to the Total Revolving Commitments.

"Revolving Lender": each Lender that has a Revolving Commitment or that holds Revolving Loans.

"Revolving Loans": as defined in Section 2.1(a).

"Revolving Percentage": as to any Revolving Lender at any time, the percentage which such Lender's Revolving Commitment then constitutes of the Total Revolving Commitments or, at any time after the Revolving Commitments shall have expired or terminated, the percentage which the aggregate principal amount of such Lender's Revolving Loans then outstanding constitutes of the aggregate principal amount of the Revolving Loans then outstanding, provided, that, in the event that the Revolving Loans are paid in full prior to the reduction to zero of the Total Revolving Extensions of Credit, the Revolving Percentages shall be determined in a manner designed to ensure that the other outstanding Revolving Extensions of Credit shall be held by the Revolving Lenders on a comparable basis. Notwithstanding the foregoing, in the case of Section 2.17 when a Defaulting Lender shall exist, Revolving Percentages shall be determined without regard to any Defaulting Lender's Revolving Commitment.

"Revolving Termination Date": the earlier of (a) July 3, ~~2016~~2019 and (b) the date that is ~~91~~60 days prior to the maturity date of any other Indebtedness for borrowed money of the Borrower or its Subsidiaries in excess of $50,000,000.

"S&P": Standard & Poor's Ratings Services.

"Sanction(s)": any international economic sanction administered or enforced by OFAC, Her Majesty's Treasury, the Department of Foreign Affairs and International Trade (Canada) or any other relevant similar sanctions authority.

"SEC": the Securities and Exchange Commission, any successor thereto and any analogous Governmental Authority.

"Security Documents": the collective reference to the Pledge Agreement and all other security documents hereafter delivered to the Administrative Agent granting a Lien on any property of any Person to secure the obligations and liabilities of any Loan Party under any Loan Document.

"Senior Notes": The Senior Registered Notes ~~and the~~, Senior Unregistered Notes and New Senior Notes.

"Senior Notes Indentures": The Senior Registered Notes Indenture ~~and~~, the Senior Unregistered Notes Indenture and the New Senior Notes Indenture.

"Senior Registered Notes": the 6.75% Senior Registered Notes due 2016 issued by the Borrower pursuant to the Senior Registered Notes Indenture.

"Senior Registered Notes Indenture": the Indenture dated as of April 13, 2006 entered into by the Borrower in connection with the issuance of the Senior Registered Notes, together with all instruments and other agreements entered into by the Borrower in connection therewith.

"Senior Unregistered Notes": the 6.75% Senior Unregistered Notes due 2016 issued by the Borrower pursuant to the Senior Unregistered Notes Indenture.

"Senior Unregistered Notes Indenture": the Indenture dated as of April 16, 2008 entered into by the Borrower in connection with the issuance of the Senior Unregistered Notes, together with all instruments and other agreements entered into by the Borrower in connection therewith.

"Solvent": when used with respect to any Person, means that, as of any date of determination, (a) the amount of the "present fair saleable value" of the assets of such Person will, as of such date, exceed the amount of all "liabilities of such Person, contingent or otherwise", as of such date, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (d) such Person will be able to pay its debts as they mature. For purposes of this definition, (i) "debt" means liability on a "claim", and (ii) "claim" means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

"Specified Change of Control": a "Change of Control Triggering Event" as defined in the Senior Notes Indentures (or any similar documentation related to any Permitted Refinancing Indebtedness).

"Specified Swap Agreement": any Swap Agreement in respect of interest rates, currency exchange rates or commodity prices entered into by the Borrower and any Person that is a Lender or an affiliate of a Lender at the time such Swap Agreement is entered into.

"Sponsors": Morgan Stanley Infrastructure ~~Partners and GE Energy Financial Services~~Inc.

"Subsidiary": as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary

voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

"Successor Sponsor": a transferee, the Controlling Interest in which is owned, beneficially and of record, by Qualified Owners.

"Swap Agreement": any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or any of its Subsidiaries shall be a "Swap Agreement".

"Syndication Agent": the Syndication Agent identified on the cover page of this Agreement.

"Taxes": all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Third Amendment": the Third Amendment to the Credit Agreement dated as of June 16, 2014, among the Borrower, Royal Bank of Canada and Bank of America, N.A., as lenders, and Royal Bank of Canada, as the administrative agent.

"Third Amendment Effective Date": the effective date of the Third Amendment, which date is June 16, 2014.

"Total Assets": with respect to the Borrower and its Restricted Subsidiaries for any period, the total assets of the Borrower and it Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP, as shown on the most recently available consolidated balance sheet of the Borrower and its Restricted Subsidiaries for such period.

"Total Revolving Commitments": at any time, the aggregate amount of the Revolving Commitments then in effect.

"Total Revolving Extensions of Credit": at any time, the aggregate amount of the Revolving Extensions of Credit of the Revolving Lenders outstanding at such time.

"Transferee": any Assignee or Participant.

"Type": as to any Revolving Loan, its nature as an ABR Loan or a Eurodollar Loan.

"United States": the United States of America.

"Unreimbursed Amount": as defined in Section 3.5.

"Unrestricted Subsidiary": any Subsidiary of the Borrower that is formed after the Closing Date which the Borrower designates as an Unrestricted Subsidiary in a written notice to the Administrative Agent; provided that (i) such Subsidiary has no Indebtedness other than Non-Recourse Debt; (ii) such Subsidiary is not party to any agreement, contract, arrangement or understanding with the Borrower or any Restricted Subsidiary of the Borrower unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Borrower or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Borrower; (iii) such Subsidiary is a Person with respect to which neither the Borrower nor any of its Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Capital Stock or (B) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (iv) such Subsidiary has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Borrower or any of its Restricted Subsidiaries and (iv) immediately after giving effect to such designation, the Borrower will be in compliance with Section 7.1 calculated on a pro forma basis as of the end of the quarter most recently ended prior to the date of such designation for which financial statements have been delivered pursuant to Section 6.1.

Any such designation by the Borrower of a Subsidiary of the Borrower as an Unrestricted Subsidiary shall be evidenced to the Administrative Agent by filing with the Administrative Agent a certified copy of a resolution of the board of directors giving effect to such designation and an officer's certificate certifying that such designation complied with the foregoing conditions and was permitted by Section 7.6 hereof. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Agreement and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Borrower as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under Section 7.2 hereof, the Borrower will be in default of such covenant).

"U.S. Person": a "United States person" within the meaning of Section 7701(a)(30) of the Code.

"U.S. Tax Compliance Certificate": as defined in Section 2.13(f)(ii)(B)(3).

"Wholly Owned Subsidiary": as to any Person, any other Person all of the Capital Stock of which (other than directors' qualifying shares required by law) is owned by such Person directly and/or through other Wholly Owned Subsidiaries.

"Withdrawal Liability": any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.

1.2   Other Definitional Provisions. (a)   Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents or any certificate or other document made or delivered pursuant hereto or thereto.

(b) As used herein and in the other Loan Documents, and any certificate or other document made or delivered pursuant hereto or thereto, (i) accounting terms relating to any Group Member not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP (provided that all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made without giving effect to (~~i~~x) any election under Accounting Standards Codification 825-10-25 (previously referred to as Statement of Financial Accounting Standards 159) (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or any Subsidiary at "fair value", as defined therein and (~~ii~~y) any treatment of Indebtedness in respect of convertible debt instruments under Accounting Standards Codification 470-20 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof), (ii) the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation", (iii) the word "incur" shall be construed to mean incur, create, issue, assume, become liable in respect of or suffer to exist (and the words "incurred" and "incurrence" shall have correlative meanings), (iv) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Capital Stock, securities, revenues, accounts, leasehold interests and contract rights, and (v) references to agreements or other Contractual Obligations shall, unless otherwise specified, be deemed to refer to such agreements or Contractual Obligations as amended, supplemented, restated or otherwise modified from time to time.

(c) All accounting and reporting policies contained herein conform with accounting principles generally accepted in the United States. The financial information contained herein has been prepared in accordance with rules and regulations of the SEC. The Borrower maintains its accounting records subject to GAAP, and the Borrower is not itself directly subject to the Federal Energy Regulatory Commission's ("FERC") Uniform System of Accounts ("USofA") under the Natural Gas Act, as amended (the "NGA"). OpCo is a "natural-gas company" subject to accounting regulation (among other matters) under the NGA. As with essentially all natural-gas companies, OpCo's transmission, storage, and related activities are subject to regulation by the FERC and, as such, rates and charges for the transportation of natural gas in interstate commerce, the extension, enlargement or abandonment of jurisdictional facilities, and its accounting, among other things, are subject to regulation. OpCo maintains its accounting records subject to FERC's USofA.

(d) The words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular

provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(e) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

SECTION 2.   AMOUNT AND TERMS OF COMMITMENTS

2.1   Revolving Commitments. (a)   Subject to the terms and conditions hereof, each Revolving Lender severally agrees to make revolving credit loans ("Revolving Loans") to the Borrower from time to time during the Revolving Commitment Period in an aggregate principal amount at any one time outstanding which, when added to such Lender's Revolving Percentage of the L/C Obligations then outstanding, does not exceed the amount of such Lender's Revolving Commitment. During the Revolving Commitment Period the Borrower may use the Revolving Commitments by borrowing, prepaying the Revolving Loans in whole or in part, and reborrowing, all in accordance with the terms and conditions hereof. The Revolving Loans may from time to time be Eurodollar Loans or ABR Loans, as determined by the Borrower and notified to the Administrative Agent in accordance with Sections 2.2 and 2.6.

(b) The Borrower shall repay all outstanding Revolving Loans on the Revolving Termination Date.

2.2   Procedure for Revolving Loan Borrowing.   The Borrower may borrow under the Revolving Commitments during the Revolving Commitment Period on any Business Day, provided that the Borrower shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent prior to 11:00 A.M., New York City time, (a) three Business Days prior to the requested Borrowing Date, in the case of Eurodollar Loans, or (b) one Business Day prior to the requested Borrowing Date, in the case of ABR Loans) (provided that any such notice of a borrowing of ABR Loans under the Revolving Facility to finance payments required by Section 3.5 may be given not later than 10:00 A.M., New York City time, on the date of the proposed borrowing), specifying (i) the amount and Type of Revolving Loans to be borrowed, (ii) the requested Borrowing Date and (iii) in the case of Eurodollar Loans, the respective amounts of each such Type of Revolving Loan and the respective lengths of the initial Interest Period therefor. Any Revolving Loans made on the Closing Date shall initially be ABR Loans and, unless otherwise agreed by the Administrative Agent in its sole discretion, no Revolving Loan may be made as, converted into or continued as a Eurodollar Loan having an Interest Period in excess of one month prior to the date that is thirty (30) days after the Closing Date. Each borrowing under the Revolving Commitments shall be in an amount equal to (x) in the case of ABR Loans, $1,000,000 or a whole multiple of $100,000 in excess thereof (or, if the then aggregate Available Revolving Commitments are less than $1,000,000, such lesser amount) and (y) in the case of Eurodollar Loans, $1,000,000 or a whole multiple of $100,000 in excess thereof. Upon receipt of any such notice from the Borrower, the Administrative Agent shall promptly notify each Revolving Lender thereof. Each Revolving Lender will make the amount of its pro rata share of each borrowing available to the Administrative Agent for the account of the Borrower at the Funding Office prior to 12:00 Noon,

New York City time, on the Borrowing Date requested by the Borrower in funds immediately available to the Administrative Agent. Such borrowing will then be made available to the Borrower by the Administrative Agent crediting the account of the Borrower on the books of such office with the aggregate of the amounts made available to the Administrative Agent by the Revolving Lenders and in like funds as received by the Administrative Agent.

2.3   Commitment Fees, etc. (a)   The Borrower agrees to pay to the Administrative Agent for the account of each Revolving Lender (other than a Defaulting Lender) a commitment fee for the period from and including the Closing Date to the last day of the Revolving Commitment Period, computed at the Commitment Fee Rate on the average daily amount of the Available Revolving Commitment of such Lender during the period for which payment is made, payable quarterly in arrears on each Fee Payment Date, commencing on the first such date to occur after the date hereof.

(b)   The Borrower agrees to pay to the Administrative Agent the fees in the amounts and on the dates as set forth in any fee agreements with the Administrative Agent and to perform any other obligations contained therein.

2.4   Termination or Reduction of Revolving Commitments. The Borrower shall have the right, upon not less than three Business Days' notice to the Administrative Agent, to terminate the Revolving Commitments or, from time to time, to reduce the amount of the Revolving Commitments; provided that no such termination or reduction of Revolving Commitments shall be permitted if, after giving effect thereto and to any prepayments of the Revolving Loans made on the effective date thereof, the Total Revolving Extensions of Credit would exceed the Total Revolving Commitments. Any such reduction shall be in an amount equal to $1,000,000, or a whole multiple thereof, and shall reduce permanently the Revolving Commitments then in effect.

2.5   Optional Prepayments. The Borrower may at any time and from time to time prepay the Revolving Loan, in whole or in part, without premium or penalty, upon irrevocable notice delivered to the Administrative Agent no later than 11:00 A.M., New York City time, three Business Days prior thereto, in the case of Eurodollar Loans, and no later than 11:00 A.M., New York City time, one Business Day prior thereto, in the case of ABR Loans, which notice shall specify the date and amount of prepayment and whether the prepayment is of Eurodollar Loans or ABR Loans; provided, that if a Eurodollar Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, the Borrower shall also pay any amounts owing pursuant to Section 2.14. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with (except in the case of ABR Loans) accrued interest to such date on the amount prepaid. Partial prepayments of Revolving Loans shall be in an aggregate principal amount of $1,000,000 or a whole multiple thereof.

2.6   Conversion and Continuation Options. (a)   The Borrower may elect from time to time to convert Eurodollar Loans to ABR Loans by giving the Administrative Agent prior irrevocable notice of such election no later than 11:00 A.M., New York City time, on the

Business Day preceding the proposed conversion date, <u>provided</u> that any such conversion of Eurodollar Loans may only be made on the last day of an Interest Period with respect thereto. The Borrower may elect from time to time to convert ABR Loans to Eurodollar Loans by giving the Administrative Agent prior irrevocable notice of such election no later than 11:00 A.M., New York City time, on the third Business Day preceding the proposed conversion date (which notice shall specify the length of the initial Interest Period therefor), <u>provided</u> that no ABR Loan may be converted into a Eurodollar Loan when any Event of Default has occurred and is continuing and the Required Lenders have determined in their sole discretion not to permit such conversions. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof.

(b) Any Eurodollar Loan may be continued as such upon the expiration of the then current Interest Period with respect thereto by the Borrower giving irrevocable notice to the Administrative Agent, in accordance with the applicable provisions of the term "Interest Period" set forth in Section 1.1, of the length of the next Interest Period to be applicable to such Revolving Loans, <u>provided</u> that no Eurodollar Loan may be continued as such (i) when any Event of Default has occurred and is continuing and the Required Lenders have determined in their sole discretion not to permit such continuations or (ii) if an Event of Default specified in clause (i) or (ii) of Section 8(f) with respect to the Borrower is in existence, and <u>provided</u>, <u>further</u>, that if the Borrower shall fail to give any required notice as described above in this paragraph or if such continuation is not permitted pursuant to the preceding proviso such Revolving Loans shall be automatically converted to ABR Loans on the last day of such then expiring Interest Period. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof.

2.7   Limitations on Eurodollar Tranches. Notwithstanding anything to the contrary in this Agreement, all borrowings, conversions and continuations of Eurodollar Loans and all selections of Interest Periods shall be in such amounts and be made pursuant to such elections so that, (a) after giving effect thereto, the aggregate principal amount of the Eurodollar Loans comprising each Eurodollar Tranche shall be equal to $1,000,000 or a whole multiple of $100,000 in excess thereof and (b) no more than ten Eurodollar Tranches shall be outstanding at any one time.

2.8   Interest Rates and Payment Dates. (a)   Each Eurodollar Loan shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the Eurodollar Rate determined for such day plus the Applicable Margin.

(b) Each ABR Loan shall bear interest at a rate per annum equal to the ABR plus the Applicable Margin.

(c) (i) If all or a portion of the principal amount of any Revolving Loan or Reimbursement Obligation shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), all outstanding Revolving Loans and Reimbursement Obligations (whether or not overdue) shall bear interest at a rate per annum equal to (x) in the case of the Revolving Loans, the rate that would otherwise be applicable thereto pursuant to the foregoing provisions of this Section <u>plus</u> 2% or (y) in the case of Reimbursement Obligations, the rate

applicable to ABR Loans under the Revolving Facility plus 2%, and (ii) if all or a portion of any interest payable on any Revolving Loan or Reimbursement Obligation or any commitment fee or other amount payable hereunder shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum equal to the rate then applicable to ABR Loans under the Revolving Facility plus 2%, in each case, with respect to clauses (i) and (ii) above, from the date of such non‑payment until such amount is paid in full (as well after as before judgment); provided that this clause (c) shall not apply to any Event of Default that has been waived by the Lenders pursuant to Section 10.1.

(d) Interest shall be payable in arrears on each Interest Payment Date, provided that interest accruing pursuant to paragraph (c) of this Section shall be payable from time to time on demand.

2.9   Computation of Interest and Fees. (a)   Interest and fees payable pursuant hereto shall be calculated on the basis of a 360-day year for the actual days elapsed, except that, with respect to ABR Loans the rate of interest on which is calculated on the basis of the Prime Rate, the interest thereon shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed. The Administrative Agent shall as soon as practicable notify the Borrower and the relevant Lenders of each determination of a Eurodollar Rate. Any change in the interest rate on a Revolving Loan resulting from a change in the ABR or the Eurocurrency Reserve Requirements shall become effective as of the opening of business on the day on which such change becomes effective. The Administrative Agent shall as soon as practicable notify the Borrower and the relevant Lenders of the effective date and the amount of each such change in interest rate.

(b) Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of the Borrower, deliver to the Borrower a statement showing the quotations used by the Administrative Agent in determining any interest rate pursuant to Section 2.8(a).

2.10   Inability to Determine Interest Rate. If prior to the first day of any Interest Period:

(a) the Administrative Agent shall have determined (which determination shall be conclusive and binding upon the Borrower) that, by reason of circumstances affecting the relevant market, adequate and reasonable means do not exist for ascertaining the Eurodollar Rate for such Interest Period, or

(b) the Administrative Agent shall have received notice from the Required Lenders that the Eurodollar Rate determined or to be determined for such Interest Period will not adequately and fairly reflect the cost to such Lenders (as conclusively certified by such Lenders) of making or maintaining their affected Revolving Loans during such Interest Period,

the Administrative Agent shall give telecopy or telephonic notice thereof to the Borrower and the relevant Lenders as soon as practicable thereafter. If such notice is given (x) any Eurodollar Loans under the Revolving Facility requested to be made on the first day of such Interest Period shall be made as ABR Loans, (y) any Revolving Loans under the Revolving Facility that were to have been converted on the first day of such Interest Period to Eurodollar Loans shall be continued as ABR Loans and (z) any outstanding Eurodollar Loans under the Revolving Facility shall be converted, on the last day of the then-current Interest Period, to ABR Loans. Until such notice has been withdrawn by the Administrative Agent, no further Eurodollar Loans under the Revolving Facility shall be made or continued as such, nor shall the Borrower have the right to convert Revolving Loans under the Revolving Facility to Eurodollar Loans.

2.11   Pro Rata Treatment and Payments. (a)   Each borrowing by the Borrower from the Lenders hereunder, each payment by the Borrower on account of any commitment fee and any reduction of the Commitments of the Lenders shall be made pro rata according to the respective Revolving Percentages of the relevant Lenders.

(b) Each payment (including each prepayment) by the Borrower on account of principal of and interest on the Revolving Loans shall be made pro rata according to the respective outstanding principal amounts of the Revolving Loans then held by the Revolving Lenders.

(c) All payments (including prepayments) to be made by the Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without setoff or counterclaim and shall be made prior to 2:00 P.M., New York City time, on the due date thereof to the Administrative Agent, for the account of the Lenders, at the Funding Office, in Dollars and in immediately available funds. The Administrative Agent shall distribute such payments to each relevant Lender promptly upon receipt in like funds as received, net of any amounts owing by such Lender pursuant to Section 9.7. If any payment hereunder (other than payments on the Eurodollar Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day. If any payment on a Eurodollar Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day. In the case of any extension of any payment of principal pursuant to the preceding two sentences, interest thereon shall be payable at the then applicable rate during such extension.

(d) Unless the Administrative Agent shall have been notified in writing by any Lender prior to a borrowing that such Lender will not make the amount that would constitute its share of such borrowing available to the Administrative Agent, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If such amount is not made available to the Administrative Agent by the required time on the Borrowing Date therefor, such Lender shall pay to the Administrative Agent, on demand, such amount with interest thereon, at a rate equal to the greater of (i) the Federal Funds Effective Rate and (ii) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, for the period until such Lender makes such amount immediately available to the Administrative Agent. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this paragraph shall be conclusive in the absence of manifest error. If such Lender's share of such borrowing is not made available to the Administrative Agent by such Lender within three Business Days after such Borrowing Date, the Administrative Agent shall also be entitled to recover such amount with interest thereon at the rate per annum applicable to ABR Loans under the Revolving Facility, on demand, from the Borrower.

(e) Unless the Administrative Agent shall have been notified in writing by the Borrower prior to the date of any payment due to be made by the Borrower hereunder that the Borrower will not make such payment to the Administrative Agent, the Administrative Agent may assume that the Borrower is making such payment, and the Administrative Agent may, but shall not be required to, in reliance upon such assumption, make available to the Lenders their respective pro rata shares of a corresponding amount. If such payment is not made to the Administrative Agent by the Borrower within three Business Days after such due date, the Administrative Agent shall be entitled to recover, on demand, from each Lender to which any amount which was made available pursuant to the preceding sentence, such amount with interest thereon at the rate per annum equal to the daily average Federal Funds Effective Rate. Nothing herein shall be deemed to limit the rights of the Administrative Agent or any Lender against the Borrower.

(f) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.11(d), 2.11(e), 2.13(e), 3.4(a) or 9.7, then the Administrative Agent may, in its discretion and notwithstanding any contrary provision hereof, (i) apply any amounts thereafter received by the Administrative Agent for the account of such Lender for the benefit of the Administrative Agent or the Issuing Lender to satisfy such Lender's obligations to it under such Sections until all such unsatisfied obligations are fully paid, and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender under any such Section, in the case of each of clauses (i) and (ii) above, in any order as determined by the Administrative Agent in its discretion.

2.12   Requirements of Law. (a)   If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the date hereof:

(i) shall subject any Credit Party to any Taxes (other than (A) Indemnified Taxes and (B) Taxes described in clauses (b) through (e) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

(ii) shall impose, modify or hold applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit (or participations therein) by, or any other acquisition of funds by, any office of such Lender that is not otherwise included in the determination of the Eurodollar Rate; or

(iii) shall impose on such Lender any other condition (other than Taxes);

and the result of any of the foregoing is to increase the cost to such Lender or such other Credit Party, by an amount that such Lender or other Credit Party deems to be material, of making, converting into, continuing or maintaining Revolving Loans or issuing or participating in Letters of Credit, or to reduce any amount receivable hereunder in respect thereof, then, in any such

case, the Borrower shall promptly pay such Lender or such other Credit Party, upon its demand, any additional amounts necessary to compensate such Lender or such other Credit Party for such increased cost or reduced amount receivable. If any Lender or such other Credit Party becomes entitled to claim any additional amounts pursuant to this paragraph, it shall promptly notify the Borrower (with a copy to the Administrative Agent) of the event by reason of which it has become so entitled.

(b) If any Lender shall have determined that the adoption of or any change in any Requirement of Law regarding capital or liquidity requirements or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital or liquidity requirements (whether or not having the force of law) from any Governmental Authority made subsequent to the date hereof shall have the effect of reducing the rate of return on such Lender's or such corporation's capital as a consequence of its obligations hereunder or under or in respect of any Letter of Credit to a level below that which such Lender or such corporation could have achieved but for such adoption, change or compliance (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy or liquidity) by an amount deemed by such Lender to be material, then from time to time, after submission by such Lender to the Borrower (with a copy to the Administrative Agent) of a written request therefor, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such corporation for such reduction.

(c) Notwithstanding anything herein to the contrary, (i) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or by United States or foreign regulatory authorities, in each case pursuant to Basel III, and (ii) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a change in law, regardless of the date enacted, adopted, issued or implemented.

(d) A certificate as to any additional amounts payable pursuant to this Section submitted by any Lender to the Borrower (with a copy to the Administrative Agent) shall be conclusive in the absence of manifest error. Notwithstanding anything to the contrary in this Section, the Borrower shall not be required to compensate a Lender pursuant to this Section for any amounts incurred more than nine months prior to the date that such Lender notifies the Borrower of such Lender's intention to claim compensation therefor; provided that, if the circumstances giving rise to such claim have a retroactive effect, then such nine-month period shall be extended to include the period of such retroactive effect. The obligations of the Borrower pursuant to this Section shall survive the termination of this Agreement and the payment of the Revolving Loans and all other amounts payable hereunder.

2.13   Taxes. (a) Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the

good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that, after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.13), the amounts received with respect to this agreement equal the sum which would have been received had no such deduction or withholding been made.

(b) The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for, Other Taxes.

(c) As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.13, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d) The Loan Parties shall jointly and severally indemnify each Credit Party, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Credit Party or required to be withheld or deducted from a payment to such Credit Party and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so) and (ii) any Taxes attributable to such Lender's's failure to comply with the provisions of Section 10.6(c) relating to the maintenance of a Participant Register, in either case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f) (i)   Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.13(f)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender's's reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B) any Non-U.S. Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-U.S. Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1)   in the case of a Non-U.S. Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the "“interest"” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the "“business profits"” or "“other income"” article of such tax treaty;

(2)   executed originals of IRS Form W-8ECI;

(3)   in the case of a Non-U.S. Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit F-1 to the effect that such Non-U.S. Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, a "10 percent shareholder" of the Borrower within the meaning of Section 881 (c)(3)(B) of the Code, or a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code (a "U.S. Tax Compliance Certificate") and (y) executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable; or

(4)   to the extent a Non-U.S. Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-2 or Exhibit F-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Non-U.S. Lender is a partnership and one or more direct or indirect partners of such Non-U.S. Lender are claiming the portfolio interest exemption, such Non-U.S. Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-4 on behalf of each such direct and indirect partner;

(C) any Non-U.S. Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-U.S. Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. Federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b) (3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine

that such Lender has complied with such Lender's's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), ""FATCA"" shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(iii) On or prior to the Closing Date, the Administrative Agent shall deliver to the Borrower an executed original of IRS Form W-8IMY certifying in Part I that the Administrative Agent is a U.S. branch of a foreign bank and certifying in Part IV, Line 12, that the Administrative Agent agrees to be treated as a U.S. Person with respect to any payments made to it under any Loan Document. The Administrative Agent agrees that if such IRS Form W-8IMY previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or promptly notify the Borrower in writing of its legal inability to do so.

(g) If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.13 (including by the payment of additional amounts pursuant to this Section 2.13), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(h) Each party's obligations under this Section 2.13 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under the Loan Documents.

(i) For purposes of this Section 2.13, the term "Lender" includes the Issuing Lender.

2.14   Indemnity. The Borrower agrees to indemnify each Lender for, and to hold each Lender harmless from, any loss or expense that such Lender may sustain or incur as a consequence of (a) default by the Borrower in making a borrowing of, conversion into or continuation of Eurodollar Loans after the Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (b) default by the Borrower in making any prepayment of or conversion from Eurodollar Loans after the Borrower has given a notice thereof in accordance with the provisions of this Agreement or (c) the making of a prepayment of Eurodollar Loans on a day that is not the last day of an Interest Period with respect thereto. Such indemnification may include an amount equal to the excess, if any, of (i) the amount of interest

that would have accrued on the amount so prepaid, or not so borrowed, converted or continued, for the period from the date of such prepayment or of such failure to borrow, convert or continue to the last day of such Interest Period (or, in the case of a failure to borrow, convert or continue, the Interest Period that would have commenced on the date of such failure) in each case at the applicable rate of interest for such Revolving Loans provided for herein (excluding, however, the Applicable Margin included therein, if any) over (ii) the amount of interest (as reasonably determined by such Lender) that would have accrued to such Lender on such amount by placing such amount on deposit for a comparable period with leading banks in the interbank eurodollar market. A certificate as to any amounts payable pursuant to this Section submitted to the Borrower by any Lender shall be conclusive in the absence of manifest error. This covenant shall survive the termination of this Agreement and the payment of the Revolving Loans and all other amounts payable hereunder.

2.15   Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.12 or 2.13(a) with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Revolving Loans affected by such event with the object of avoiding the consequences of such event; provided, that such designation is made on terms that, in the sole judgment of such Lender, cause such Lender and its lending offices to suffer no economic, legal or regulatory disadvantage, and provided, further, that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Section 2.12 or 2.13(a).

2.16   Replacement of Lenders. The Borrower shall be permitted to replace any Lender that (a) requests reimbursement for amounts owing pursuant to Section 2.12 or 2.13(a), (b) becomes a Defaulting Lender, or (c) does not consent to any proposed amendment, supplement, modification, consent or waiver of any provision of this Agreement or any other Loan Document that requires the consent of each of the Lenders or each of the Lenders affected thereby (so long as the consent of the Required Lenders (with the percentage in such definition being deemed to be 50% for this purpose) has been obtained) (each such Lender, a "Non-Consenting Lender"), with a replacement financial institution; provided that (i) such replacement does not conflict with any Requirement of Law, (ii) no Event of Default shall have occurred and be continuing at the time of such replacement, (iii) prior to any such replacement, such Lender shall have taken no action under Section 2.15 so as to eliminate the continued need for payment of amounts owing pursuant to Section 2.12 or 2.13(a), (iv) the replacement financial institution shall purchase, at par, all Revolving Loans and other amounts owing to such replaced Lender on or prior to the date of replacement, (v) the Borrower shall be liable to such replaced Lender under Section 2.14 if any Eurodollar Loan owing to such replaced Lender shall be purchased other than on the last day of the Interest Period relating thereto, (vi) the replacement financial institution shall be reasonably satisfactory to the Administrative Agent, (vii) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 10.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein), (viii) until such time as such replacement shall be consummated, the Borrower shall pay all additional amounts (if any) required pursuant to Section 2.12 or 2.13(a), as the case may be, (ix) in the case of any replacement resulting from a Lender becoming a Non-Consenting

Lender, the replacement financial institution shall have consented to the applicable amendment, supplement, modification, consent or waiver and (x) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender. Each party hereto agrees that an assignment required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Borrower, the Administrative Agent and the assignee and that the Lender required to make such assignment need not be a party thereto.

2.17   Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) fees shall cease to accrue on the unfunded portion of the Revolving Commitment of such Defaulting Lender pursuant to Section 2.3(a);

(b) the Revolving Commitment and Revolving Extensions of Credit of such Defaulting Lender shall not be included in determining whether the Required Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 10.1); provided, that this clause (b) shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification requiring the consent of such Lender or each Lender affected thereby;

(c) if any L/C Exposure exists at the time such Lender becomes a Defaulting Lender then:

(i) all or any part of the L/C Exposure of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Revolving Percentages but only to the extent the sum of all non-Defaulting Lenders' Revolving Extensions of Credit plus such Defaulting Lender's L/C Exposure does not exceed the total of all non-Defaulting Lenders' Revolving Commitments;

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within five (5) Business Days following notice by the Administrative Agent cash collateralize for the benefit of the Issuing Lender only the Borrower's obligations corresponding to such Defaulting Lender's L/C Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 8 for so long as such L/C Exposure is outstanding;

(iii) if the Borrower cash collateralizes any portion of such Defaulting Lender's L/C Exposure pursuant to clause (ii) above, the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 3.3(a) with respect to such Defaulting Lender's L/C Exposure

during the period such Defaulting Lender's L/C Exposure is cash collateralized;

(iv) if the L/C Exposure of the non-Defaulting Lenders is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Section 2.3(a) and Section 3.3(a) shall be adjusted in accordance with such non-Defaulting Lenders' Revolving Percentages; and

(v) if all or any portion of such Defaulting Lender's L/C Exposure is neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of the Issuing Lender or any other Lender hereunder, all fees payable under Section 3.3 (a) with respect to such Defaulting Lender's L/C Exposure shall be payable to the Issuing Lender until such L/C Exposure is reallocated and/ or cash collateralized; and

(d) so long as such Lender is a Defaulting Lender, the Issuing Lender shall not be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related exposure and the Defaulting Lender's then outstanding L/C Exposure will be 100% covered by the Revolving Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with Section 2.17(c), and participating interests in any newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.17(c)(i) (and such Defaulting Lender shall not participate therein).

(e) If a Bankruptcy Event with respect to a Lender Parent of any Lender shall occur following the date hereof and for so long as such event shall continue, the Issuing Lender shall not be required to issue, amend or increase any Letter of Credit, unless the Issuing Lender shall have entered into arrangements with the Borrower or such Lender, consistent with the arrangements described in Section 2.17(c) or otherwise reasonably satisfactory to the Issuing Lender, to defease any risk to it in respect of such Lender hereunder.

(f) In the event that the Administrative Agent, the Borrower and the Issuing Lender each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the L/C Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender's Revolving Commitment and on such date such Lender shall purchase at par such of the Revolving Loans of the other Lenders as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Revolving Percentage.

2.18   Incremental Commitments. (a)   The Borrower and any one or more Lenders (including New Lenders (as defined below)) may from time to time agree that such Lenders shall make, obtain or increase the amount of their Revolving Commitments by executing and delivering to the Administrative Agent an Increased Facility Activation Notice specifying (i) the amount of such increase and (ii) the applicable Increased Facility Closing Date. Notwithstanding the foregoing, (i) without the consent of the Required Lenders, the aggregate

amount of incremental Revolving Commitments obtained after the ~~Closing~~Third Amendment Effective Date pursuant to this paragraph shall not exceed $~~35,000,000~~50,000,000 and (ii) without the consent of the Administrative Agent, (x) each increase effected pursuant to this paragraph shall be in a minimum amount of at least $5,000,000 and (y) no more than three Increased Facility Closing Dates may be selected by the Borrower after the ~~Closing~~Third Amendment Effective Date. No Lender shall have any obligation to participate in any increase described in this paragraph unless it agrees to do so in its sole discretion.

(b) Any additional bank, financial institution or other entity which, with the consent of the Borrower and the Administrative Agent (which consent shall not be unreasonably withheld), elects to become a "Lender" under this Agreement in connection with any transaction described in Section 2.18(a) shall execute a New Lender Supplement (each, a "New Lender Supplement"), substantially in the form of Exhibit G, whereupon such bank, financial institution or other entity (a "New Lender") shall become a Lender for all purposes and to the same extent as if originally a party hereto and shall be bound by and entitled to the benefits of this Agreement.

(c) Unless otherwise agreed by the Administrative Agent, on each Increased Facility Closing Date, the Borrower shall borrow Revolving Loans under the relevant increased Revolving Commitments from each Lender participating in the relevant increase in an amount determined by reference to the amount of each Type of Loan (and, in the case of Eurodollar Loans, of each Eurodollar Tranche) which would then have been outstanding from such Lender if (i) each such Type or Eurodollar Tranche had been borrowed or effected on such Increased Facility Closing Date and (ii) the aggregate amount of each such Type or Eurodollar Tranche requested to be so borrowed or effected had been proportionately increased. The Eurodollar Base Rate applicable to any Eurodollar Loan borrowed pursuant to the preceding sentence shall equal the Eurodollar Base Rate then applicable to the Eurodollar Loans of the other Lenders in the same Eurodollar Tranche (or, until the expiration of the then-current Interest Period, such other rate as shall be agreed upon between the Borrower and the relevant Lender.

(d) Notwithstanding anything to the contrary in this Agreement, each of the parties hereto hereby agrees that, on each Increased Facility Activation Date, this Agreement shall be amended to the extent (but only to the extent) necessary to reflect the existence of the increased Revolving Commitments evidenced thereby. Any such deemed amendment may be effected in writing by the Administrative Agent with the Borrower's consent (not to be unreasonably withheld) and furnished to the other parties hereto.

SECTION 3.   LETTERS OF CREDIT

       3.1   L/C Sublimit. (a)   Subject to the terms and conditions hereof, the Issuing Lender, in reliance on the agreements of the other Revolving Lenders set forth in Section 3.4(a), agrees to issue letters of credit ("Letters of Credit") for the account of the Borrower on any Business Day during the Revolving Commitment Period in such form as may be approved from time to time by the Issuing Lender; <u>provided</u> that the Issuing Lender shall have no obligation to issue any Letter of Credit if, after giving effect to such issuance, (i) the L/C Obligations would exceed the L/C Sublimit or (ii) the aggregate amount of the Available Revolving Commitments would be less than zero. Each Letter of Credit shall (i) be denominated in Dollars and (ii) expire no later than the earlier of (x) the first anniversary of its date of issuance and (y) the date that is five Business Days prior to the Revolving Termination Date; <u>provided</u> further that any Letter of Credit with a one-year term may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (y) above); <u>provided</u> further that any Letter of Credit may expire later than the date referred to in clause (y) above if made subject to cash collateralization arrangements satisfactory to the Issuing Lender and the Administrative Agent and entered into on or before the date that is ten Business Days prior to the Revolving Termination Date.

       (b) The Issuing Lender shall not at any time be obligated to issue any Letter of Credit if such issuance would conflict with, or cause the Issuing Lender or any L/C Participant to exceed any limits imposed by, any applicable Requirement of Law.

       3.2   Procedure for Issuance of Letter of Credit. The Borrower may from time to time request that the Issuing Lender issue a Letter of Credit by delivering by 11:00 AM to the Issuing Lender at its address for notices specified herein an Application therefor, completed to the satisfaction of the Issuing Lender, and such other certificates, documents and other papers and information as the Issuing Lender may request. Upon receipt of any Application, the Issuing Lender will process such Application and the certificates, documents and other papers and information delivered to it in connection therewith in accordance with its customary procedures and shall promptly issue the Letter of Credit requested thereby (but in no event shall the Issuing Lender be required to issue any Letter of Credit earlier than three Business Days after its receipt of the Application therefor and all such other certificates, documents and other papers and information relating thereto) by issuing the original of such Letter of Credit to the beneficiary thereof or as otherwise may be agreed to by the Issuing Lender and the Borrower. The Issuing Lender shall furnish a copy of such Letter of Credit to the Borrower promptly following the issuance thereof. The Issuing Lender shall promptly furnish to the Administrative Agent, which shall in turn promptly furnish to the Lenders, notice of the issuance of each Letter of Credit (including the amount thereof).

       3.3   Fees and Other Charges. (a)   The Borrower will pay a fee on the undrawn and unexpired amount of all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans under the Revolving Facility, shared ratably among the Revolving Lenders and payable quarterly in arrears on each Fee Payment Date after the issuance date. In addition, the Borrower shall pay to the Issuing Lender

of each Letter of Credit for its own account a fronting fee of 0.20% per annum on the undrawn and unexpired amount of such Letter of Credit, payable quarterly in arrears on each Fee Payment Date after the issuance date.

(b)   In addition to the foregoing fees, the Borrower shall pay or reimburse the Issuing Lender for such normal and customary fees, costs and expenses as are incurred or charged by the Issuing Lender generally to all customers in issuing, negotiating, effecting payment under, and amending any Letter of Credit.

3.4   L/C Participations. (a)   The Issuing Lender irrevocably agrees to grant and hereby grants to each L/C Participant, and, to induce the Issuing Lender to issue Letters of Credit, each L/C Participant irrevocably agrees to accept and purchase and hereby accepts and purchases from the Issuing Lender, on the terms and conditions set forth below, for such L/C Participant's own account and risk an undivided interest equal to such L/C Participant's Revolving Percentage in the Issuing Lender's obligations and rights under and in respect of each Letter of Credit and the amount of each draft paid by the Issuing Lender thereunder. Each L/C Participant agrees with the Issuing Lender that, if a draft is paid under any Letter of Credit for which the Issuing Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement (or in the event that any reimbursement received by the Issuing Lender shall be required to be returned by it at any time), such L/C Participant shall pay to the Issuing Lender upon demand at the Issuing Lender's address for notices specified herein an amount equal to such L/C Participant's Revolving Percentage of the amount that is not so reimbursed (or is so returned). Each L/C Participant's obligation to pay such amount shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such L/C Participant may have against the Issuing Lender, the Borrower or any other Person for any reason whatsoever, (ii) the occurrence or continuance of a Default or an Event of Default or the failure to satisfy any of the other conditions specified in Section 5, (iii) any adverse change in the condition (financial or otherwise) of the Borrower, (iv) any breach of this Agreement or any other Loan Document by the Borrower, any other Loan Party or any other L/C Participant or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing

(b) If any amount required to be paid by any L/C Participant to the Issuing Lender pursuant to Section 3.4(a) in respect of any unreimbursed portion of any payment made by the Issuing Lender under any Letter of Credit is paid to the Issuing Lender within three Business Days after the date such payment is due, such L/C Participant shall pay to the Issuing Lender on demand an amount equal to the product of (i) such amount, times (ii) the daily average Federal Funds Effective Rate during the period from and including the date such payment is required to the date on which such payment is immediately available to the Issuing Lender, times (iii) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 360. If any such amount required to be paid by any L/C Participant pursuant to Section 3.4(a) is not made available to the Issuing Lender by such L/C Participant within three Business Days after the date such payment is due, the Issuing Lender shall be entitled to recover from such L/C Participant, on demand, such amount with interest thereon calculated from such due date at the rate per annum applicable to ABR Loans under the

Revolving Facility. A certificate of the Issuing Lender submitted to any L/C Participant with respect to any amounts owing under this Section shall be conclusive in the absence of manifest error.

(c) Whenever, at any time after the Issuing Lender has made payment under any Letter of Credit and has received from any L/C Participant its pro rata share of such payment in accordance with Section 3.4(a), the Issuing Lender receives any payment related to such Letter of Credit (whether directly from the Borrower or otherwise, including proceeds of collateral applied thereto by the Issuing Lender), or any payment of interest on account thereof, the Issuing Lender will distribute to such L/C Participant its pro rata share thereof; provided, however, that in the event that any such payment received by the Issuing Lender shall be required to be returned by the Issuing Lender, such L/C Participant shall return to the Issuing Lender the portion thereof previously distributed by the Issuing Lender to it.

3.5   Reimbursement Obligation of the Borrower. (a) If any draft is paid under any Letter of Credit, the Borrower shall reimburse the Issuing Lender for the amount of (a) the draft so paid and (b) any taxes, fees, charges or other costs or expenses incurred by the Issuing Lender in connection with such payment, not later than 12:00 Noon, New York City time, on the Business Day immediately following the day that the Borrower receives such notice. Each such payment shall be made to the Issuing Lender at its address for notices referred to herein in Dollars and in immediately available funds. Interest shall be payable on any such amounts from the date on which the relevant draft is paid until payment in full at the rate set forth in (x) until the Business Day next succeeding the date of the relevant notice, Section 2.8(b) and (y) thereafter, Section 2.8(c). If the Borrower fails to so reimburse such Issuing Lender by such time, the Administrative Agent shall promptly notify each Lender of such payment date, the amount of the unreimbursed drawing (the "Unreimbursed Amount") and the amount of such Lender's Revolving Percentage thereof. In such event, the Borrower shall be deemed to have requested ABR Loans to be disbursed on such payment date in an amount equal to such Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.2 for the principal amount of ABR Loans, but subject to the aggregate Available Revolving Commitment and the conditions set forth in Section 5.2. Any notice given by an Issuing Lender or the Administrative Agent pursuant to this paragraph (a) may be given by telephone if immediately confirmed in writing; provided that the lack of such confirmation shall not affect the conclusiveness or binding effect of such notice.

(b) Each Lender (including each Lender acting as an Issuing Lender) shall upon any notice pursuant to paragraph (a) of this Section make funds available for the account of the applicable Issuing Lender at the Administrative Agent's Office in an amount equal to its Revolving Percentage of the relevant Unreimbursed Amount not later than 3:00 p.m., New York City time, on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of paragraph (c) of this Section, each Lender that so makes funds available shall be deemed to have made an ABR Loan to the Borrower in such amount. The Administrative Agent shall remit the funds so received to the applicable Issuing Lender in accordance with the instructions provided to the Administrative Agent by such Issuing Lender (which instructions may include standing payment instructions, which may be updated from time

to time by such Issuing Lender, <u>provided</u> that, unless the Administrative Agent shall otherwise agree, any such update shall not take effect until the Business Day immediately following the date on which such update is provided to the Administrative Agent).

(c) With respect to any Unreimbursed Amount that is not fully refinanced by ABR Loans for any reason, the Borrower shall be deemed to have incurred from the applicable Issuing Lender an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the default rate described in Section 2.8(c). In such event, each Lender's payment to the Administrative Agent for the account of the applicable Issuing Lender pursuant to paragraph (b) of this Section shall be deemed payment in respect of its participation in such L/C Borrowing.

3.6   Obligations Absolute. The Borrower's obligations under this Section 3 shall be absolute and unconditional under any and all circumstances and irrespective of any setoff, counterclaim or defense to payment that the Borrower may have or have had against the Issuing Lender, any beneficiary of a Letter of Credit or any other Person. The Borrower also agrees with the Issuing Lender that the Issuing Lender shall not be responsible for, and the Borrower's Reimbursement Obligations under Section 3.5 shall not be affected by, among other things, the validity or genuineness of documents or of any endorsements thereon, even though such documents shall in fact prove to be invalid, fraudulent or forged, or any dispute between or among the Borrower and any beneficiary of any Letter of Credit or any other party to which such Letter of Credit may be transferred or any claims whatsoever of the Borrower against any beneficiary of such Letter of Credit or any such transferee. The Issuing Lender shall not be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Letter of Credit, except for errors or omissions found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Issuing Lender. The Borrower agrees that any action taken or omitted by the Issuing Lender under or in connection with any Letter of Credit or the related drafts or documents, if done in the absence of gross negligence, bad faith, willful misconduct or material breach of the Loan Documents, shall be binding on the Borrower and shall not result in any liability of the Issuing Lender to the Borrower.

3.7   Letter of Credit Payments. If any draft shall be presented for payment under any Letter of Credit, the Issuing Lender shall promptly notify the Borrower of the date and amount thereof. Subject to Section 3.6, the responsibility of the Issuing Lender to the Borrower in connection with any draft presented for payment under any Letter of Credit shall, in addition to any payment obligation expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment are substantially in conformity with such Letter of Credit.

3.8   Applications. To the extent that any provision of any Application related to any Letter of Credit is inconsistent with the provisions of this Section 3, the provisions of this Section 3 shall apply.

SECTION 4.   REPRESENTATIONS AND WARRANTIES

To induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Revolving Loans and issue or participate in the Letters of Credit, the Borrower hereby represents and warrants to the Administrative Agent and each Lender that:

4.1   Financial Condition. The audited consolidated balance sheets of the Borrower and its consolidated Restricted Subsidiaries as at December 31, 2009, December 31, 2010 and December 31, 2011, and the related consolidated statements of income and of cash flows for the fiscal years ended on such dates, reported on by and accompanied by an unqualified report Ernst & Young, present fairly the consolidated financial condition of the Borrower and its consolidated Restricted Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. The unaudited consolidated balance sheet of Borrower and its consolidated Restricted Subsidiaries as at March 31, 2012, and the related unaudited consolidated statements of income and cash flows for the three-month period ended on such date, present fairly the consolidated financial condition of the Borrower and its consolidated Restricted Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the three-month period then ended (subject to normal year‑end audit adjustments and the absence of footnotes). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as described above or as approved by the aforementioned firm of accountants and disclosed therein). As of the ~~Closing~~Third Amendment Effective Date, no Group Member has any material Guarantee Obligations, contingent liabilities and liabilities for taxes, or any long‑term leases or unusual forward or long‑term commitments, including any interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, that are not reflected in the most recent financial statements referred to in this paragraph. During the period from March 31, 2012 to and including the date hereof there has been no Disposition by any Group Member of any material part of its business or property.

4.2   No Change. Since March 31, 2012, there has been no development or event that has had or could reasonably be expected to have a Material Adverse Effect.

4.3   Existence; Compliance with Law. Each Group Member (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign corporation or other organization and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and (d) is in compliance with all Requirements of Law except in each case referred to in clauses (a) (other than with respect to a Loan Party), (c) and (d), to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.4   Power; Authorization; Enforceable Obligations. Each Loan Party has the power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party and, in the case of the Borrower, to obtain extensions of credit hereunder. Each Loan Party has taken all necessary organizational action to authorize the execution, delivery and performance of the Loan Documents to which it is a party and, in the case of the Borrower, to authorize the extensions of credit on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to or other act by or in respect of, any

Governmental Authority or any other Person is required in connection with the extensions of credit hereunder or with the execution, delivery, performance, validity or enforceability of this Agreement or any of the Loan Documents, except consents, authorizations, filings and notices described in Schedule 4.4, which consents, authorizations, filings and notices have been obtained or made and are in full force and effect (other than the (i) Form 8-K filing and (ii) notification to the trustee for the Senior Notes described in Schedule 4.4 which shall each be filed or delivered, as the case may be, within ten (10) Business Days after the Closing Date). Each Loan Document has been duly executed and delivered on behalf of each Loan Party party thereto. This Agreement constitutes, and each other Loan Document upon execution will constitute, a legal, valid and binding obligation of each Loan Party party thereto, enforceable against each such Loan Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

4.5   No Legal Bar. The execution, delivery and performance of this Agreement and the other Loan Documents, the issuance of Letters of Credit, the borrowings hereunder and the use of the proceeds thereof will not violate any Requirement of Law or any Contractual Obligation of any Group Member that could reasonably be expected to result in a Material Adverse Effect and will not result in, or require, the creation or imposition of any Lien on any of their respective properties or revenues pursuant to any Requirement of Law or any such Contractual Obligation (other than the Liens created by the Security Documents). No Requirement of Law or Contractual Obligation applicable to the Borrower or any of its Subsidiaries could reasonably be expected to have a Material Adverse Effect.

4.6   Litigation. No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of the Borrower, threatened by or against any Group Member or against any of their respective properties or revenues (a) with respect to any of the Loan Documents or any of the transactions contemplated hereby or thereby, or (b) that could reasonably be expected to have a Material Adverse Effect.

4.7   No Default. No Group Member is in default under or with respect to any of its Contractual Obligations in any respect that could reasonably be expected to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing.

4.8   Ownership of Property; Liens. Each Group Member has title in fee simple to, or a valid leasehold interest in, all its real property, and good title to, or a valid leasehold interest in, all its other property, except where the failure to hold a valid easement could not reasonably be expected to have a Material Adverse Effect, and none of such property is subject to any Lien except as permitted by Section 7.3.

4.9   Intellectual Property. Each Group Member owns, or is licensed to use, all Intellectual Property necessary for the conduct of its business as currently conducted. No material claim has been asserted and is pending by any Person challenging or questioning the use of any Intellectual Property or the validity or effectiveness of any Intellectual Property, nor does

the Borrower know of any valid basis for any such claim. The use of Intellectual Property by each Group Member does not infringe on the rights of any Person in any material respect.

4.10   Taxes. Each Group Member has filed or caused to be filed all federal, state and other material Tax returns that are required to be filed and has paid all Taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other Taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than any the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the relevant Group Member); no Tax Lien has been filed, and, to the knowledge of the Borrower, no claim is being asserted, with respect to any such Tax, fee or other charge.

4.11   Federal Regulations. No part of the proceeds of any Revolving Loans, and no other extensions of credit hereunder, will be used (a) for "buying" or "carrying" any "margin stock" within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect for any purpose that violates the provisions of the regulations of the Board or (b) for any purpose that violates the provisions of the regulations of the Board. No more than 25% of the assets of the Group Members consist of "margin stock" as so defined. If requested by any Lender or the Administrative Agent, the Borrower will furnish to the Administrative Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U‑1, as applicable, referred to in Regulation U.

4.12   Labor Matters. Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes against any Group Member pending or, to the knowledge of the Borrower, threatened; (b) hours worked by and payment made to employees of each Group Member have not been in violation of the Fair Labor Standards Act or any other applicable Requirement of Law dealing with such matters; and (c) all payments due from any Group Member on account of employee health and welfare insurance have been paid or accrued as a liability on the books of the relevant Group Member.

4.13   ERISA. Except as would not reasonably be expected to have a Material Adverse Effect, (a) each Plan is in compliance with the applicable provisions of ERISA and the Code relating to Plans and the regulations and published interpretations thereunder; (b) no ERISA Event has occurred or is reasonably expected to occur; and (c) all amounts required by applicable law with respect to, or by the terms of, any retiree welfare benefit arrangement maintained by any Group Member or to which any Group Member has an obligation to contribute have been accrued in accordance with Accounting Standards Codification Topic 715-60. The present value of all accumulated benefit obligations under each Pension Plan (based on the assumptions set forth in Section 430 of the Code) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Pension Plan allocable to such accrued benefits (the "Funded Status") by an amount that would, either alone or in combination with the Funded Status of any other Pension Plan, reasonably be

expected to have a Material Adverse Effect <u>after taking account of OpCo's regulatory assets that have been or will be recovered in its rates charged to customers, as permitted by FERC</u>.

4.14   Investment Company Act; Other Regulations. No Loan Party is an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended. No Loan Party is subject to regulation under any Requirement of Law (other than Regulation X of the Board) that limits its ability to incur Indebtedness.

4.15   Subsidiaries. Except as disclosed to the Administrative Agent by the Borrower in writing from time to time after the Closing Date, (a) Schedule 4.15 sets forth the name and jurisdiction of incorporation of each Subsidiary and, as to each such Subsidiary, the percentage of each class of Capital Stock owned by any Loan Party and (b) there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees or directors and directors' qualifying shares) of any nature relating to any Capital Stock of the Borrower or any Subsidiary, except as created by the Loan Documents. The Borrower has no Subsidiaries organized outside the United States.

4.16   Use of Proceeds. The proceeds of the Revolving Loans, and the Letters of Credit, shall be used to provide funding for equity investments in or intercompany loans to its Restricted Subsidiaries in support of working capital, capital expenditures and general corporate purposes but shall not be used to repurchase any Senior Notes in an aggregate amount in excess of $15,000,000.

4.17   Environmental Matters. Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect:

(a) the facilities and properties owned, leased or operated by any Group Member (the "<u>Properties</u>") do not contain, and have not previously contained, any Materials of Environmental Concern in amounts or concentrations or under circumstances that constitute or constituted a violation of, or would give rise to liability under, any Environmental Law;

(b) no Group Member has received or has knowledge of any notice of violation, alleged violation, non-compliance, liability or potential liability related to environmental matters or compliance with Environmental Laws with regard to any of the Properties or the business operated by any Group Member (the "<u>Business</u>"), nor does the Borrower have knowledge that any such notice (i) will be received or (ii) is being threatened;

(c) Materials of Environmental Concern have not been transported or disposed of from the Properties in violation of, or in a manner or to a location that would give rise to liability under, any Environmental Law, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Properties in violation of, or in a manner that would give rise to liability under, any applicable Environmental Law;

(d) no judicial proceeding or governmental or administrative action is pending or, to the knowledge of the Borrower, threatened, under any Environmental Law to which any

Group Member is or will be named as a party with respect to the Properties or the Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to the Properties or the Business;

(e) there has been no release or, to the knowledge of the Borrower, threatened release of Materials of Environmental Concern at or from the Properties, or arising from or related to the operations of any Group Member in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that would give rise to liability under Environmental Laws;

(f) the Properties and all operations at the Properties are in compliance, and have in the last five years been in compliance, with all applicable Environmental Laws, and there is no contamination at, under or about the Properties or violation of any Environmental Law with respect to the Properties or the Business; and

(g) no Group Member has assumed any liability of any other Person under Environmental Laws.

4.18   Accuracy of Information, etc. No statement or information contained in this Agreement, any other Loan Document or any other document, certificate or statement furnished by or on behalf of any Loan Party to the Administrative Agent or the Lenders, or any of them, for use in connection with the transactions contemplated by this Agreement or the other Loan Documents, when taken as a whole, contained as of the date such statement, information, document or certificate was so furnished, any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein or therein not misleading under the circumstances in which they were made; provided that any projections are based upon good faith estimates and assumptions believed by management of the Borrower to be reasonable at the time made, it being recognized by the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount. There is no fact known to any Responsible Officer of a Loan Party that could reasonably be expected to have a Material Adverse Effect that has not been expressly disclosed herein, in the other Loan Documents or in any other documents, certificates and statements furnished to the Administrative Agent and the Lenders for use in connection with the transactions contemplated hereby and by the other Loan Documents.

4.19   Security Documents. The Pledge Agreement is effective to create in favor of the Administrative Agent, for the benefit of the Lenders, a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof. In the case of the Pledged Stock described in the Pledge Agreement, when stock certificates representing such Pledged Stock are delivered to the Administrative Agent (together with a properly completed and signed stock power or endorsement), the Pledge Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in such Collateral and the proceeds thereof, as security for the Obligations, in each case prior and superior in right to any other Person.

4.20   Solvency.   As of the ~~Closing~~Third Amendment Effective Date, the Loan Parties, on a consolidated basis, are Solvent.

4.21   OFAC.   No Loan Party or any Subsidiary (a) is currently the subject of any Sanctions, (b) is located, organized or residing in any Designated Jurisdiction, or (c) is or has been (within the previous five (5) years) engaged in any transaction with any Person who is now or was then the subject of Sanctions or who is located, organized or residing in any Designated Jurisdiction. No Revolving Loan, nor the proceeds from any Revolving Loan, has been used, directly or indirectly, by any Loan Party to lend, contribute, provide or has otherwise made available to fund any activity or business in any Designated Jurisdiction or, to the knowledge of any Loan Party, to fund any activity or business of any Person located, organized or residing in any Designated Jurisdiction or who is the subject of any Sanctions, or in any other manner that will result in any violation by any Person (including any Lender, the Administrative Agent or Issuing Lender) of Sanctions.

~~4.21~~4.22   Senior Indebtedness.   The Obligations constitute "Senior Indebtedness" of the Borrower under and as defined in the Senior Note Indentures.

SECTION 5.   CONDITIONS PRECEDENT

5.1   Conditions to Initial Extension of Credit.   The agreement of each Lender to make the initial extension of credit requested to be made by it is subject to the satisfaction, prior to or concurrently with the making of such extension of credit on the Closing Date, of the following conditions precedent:

(a)   (a)   Credit Agreement; Pledge Agreement.   The Administrative Agent shall have received (i) this Agreement, executed and delivered by the Administrative Agent, the Borrower and each Lender listed on Schedule 1.1A, (ii) the Pledge Agreement, executed and delivered by the Borrower and (iii) an Acknowledgement and Consent in the form attached to the Pledge Agreement, executed and delivered by each Issuer (as defined therein), if any, that is not a Loan Party.

(b)   (b)   Financial Statements.   The Lenders shall have received (i) audited consolidated financial statements of the Borrower and its consolidated Subsidiaries for the 2009, 2010 and 2011 fiscal years ended December 31st of each such year and (ii) unaudited interim consolidated financial statements of the Borrower and its consolidated Subsidiaries for each fiscal quarter ended after the date of the latest applicable financial statements delivered pursuant to clause (i) of this paragraph as to which such interim financial statements are available, and such financial statements shall not, in the reasonable judgment of the Lenders, reflect any material adverse change in the consolidated financial condition of the Borrower and its consolidated Subsidiaries since the most recent audited financial statements.

(c)   (c)   Lien Searches.   The Administrative Agent shall have received the results of a recent Lien search with respect to each Loan Party, and such search shall reveal no Liens on any of the assets of the Loan Parties except for Liens

permitted by Section 7.3 or discharged on or prior to the Closing Date pursuant to documentation satisfactory to the Administrative Agent.

(d)   (d)   <u>Fees</u>. The Lenders and the Administrative Agent shall have received all fees required to be paid, and all expenses required to be paid and for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the Closing Date. At the option of the Borrower, all such amounts will be paid with proceeds of Revolving Loans made on the Closing Date and will be reflected in the funding instructions given by the Borrower to the Administrative Agent on or before the Closing Date.

(e)   (e)   <u>Closing Certificate; Certified Certificate of Incorporation; Good Standing Certificates</u>. The Administrative Agent shall have received (i) a certificate of the Borrower, dated the Closing Date, substantially in the form of Exhibit C, with appropriate insertions and attachments, including the certificate of incorporation of the Borrower certified by the Secretary of State of the State of Delaware, and (ii) a long form good standing certificate for the Borrower from the Secretary of State of the State of Delaware.

(f)   (f)   <u>Legal Opinions</u>. The Administrative Agent shall have received the legal opinion of Bingham McCutchen LLP, counsel to the Borrower and its Subsidiaries, substantially in the form of Exhibit E which shall cover such other matters incident to the transactions contemplated by this Agreement as the Administrative Agent may reasonably require.

(g)   (g)   <u>Pledged Stock; Stock Powers</u>. The Administrative Agent shall have received the certificates representing the shares of Capital Stock pledged pursuant to the Pledge Agreement, together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof.

For the purpose of determining compliance with the conditions specified in this Section 5.1, each Lender that has signed this Agreement shall be deemed to have accepted, and to be satisfied with, each document or other matter required under this Section 5.1 unless the Administrative Agent shall have received written notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

5.2   Conditions to Each Extension of Credit. The agreement of each Lender to make any extension of credit requested to be made by it on any date (including its initial extension of credit) is subject to the satisfaction of the following conditions precedent:

(h)   (a) <u>Representations and Warranties</u>. Each of the representations and warranties made by the Borrower in or pursuant to the Loan Documents shall be true and correct in all material respects (unless qualified by materiality, in which case such representations and warranties shall be true and correct in all respects) on and as of such date as if made on and as of such date (except to the extent that such representations and warranties refer to an earlier date, in which case they shall be true and correct in all

material respects (unless qualified by materiality, in which case such representations and warranties shall be true and correct in all respects) on and as of such earlier date).

(i)   (b) <u>No Default</u>. No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the extensions of credit requested to be made on such date.

Each borrowing by and issuance of a Letter of Credit on behalf of the Borrower hereunder shall constitute a representation and warranty by the Borrower as of the date of such extension of credit that the conditions contained in this Section 5.2 have been satisfied.

SECTION 6.   AFFIRMATIVE COVENANTS

The Borrower hereby agrees that, so long as the Commitments remain in effect, any Letter of Credit remains outstanding or any Revolving Loan or other amount is owing to any Lender or the Administrative Agent hereunder, the Borrower shall and shall cause each of its Restricted Subsidiaries to:

6.1 Financial Statements. Furnish to the Administrative Agent and each Lender:

(a) as soon as available, but in any event within (i) 90 days after the end of each fiscal year of the Borrower ended December 31st of each such year, a copy of the audited consolidated balance sheet of the Borrower and its consolidated Restricted Subsidiaries and (ii) 120 days after the end of each fiscal year of the Borrower ended December 31st of each such year, a copy of the audited balance sheet of OpCo and, if applicable, its consolidated Restricted Subsidiaries, in each case as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by Ernst & Young or other independent certified public accountants of nationally recognized standing. Notwithstanding the foregoing, the obligations in this Section 6.1(a) may be deemed satisfied upon the filing of the Borrower's Form 10-K with the SEC;

~~(b) as soon as available, but in any event within 90 days after the end of each fiscal year of the Borrower ended December 31st of each such year, a copy of the unaudited balance sheet of OpCo and, if applicable, its consolidated Restricted Subsidiaries, in each case as at the end of such year and the related unaudited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments and the absence of footnotes). Notwithstanding the foregoing, the obligations in this Section 6.1(b) may be deemed satisfied upon the filing of the Borrower's Form 10-K with the SEC.~~

(~~c~~b) as soon as available, but in any event not later than (i) 45 days after the end of each of the first three quarterly periods of each fiscal year of the Borrower, ~~(i)~~ the unaudited consolidated balance sheet of the Borrower and its consolidated Restricted Subsidiaries and (ii) 75 days after the end of each of the first three quarterly periods of each fiscal year of the Borrower, the unaudited balance sheet of OpCo and, if applicable, its consolidated Restricted Subsidiaries, in each case as at the end of such quarter and the related unaudited consolidated statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments and the absence of footnotes). Notwithstanding the foregoing, the obligations in this Section 6.1(~~c~~b) may be deemed satisfied upon the filing of the Borrower's Form 10-Q with the SEC.

All such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied (except as approved by such

accountants or officer, as the case may be, and disclosed in reasonable detail therein) consistently throughout the periods reflected therein and with prior periods.

6.2   Certificates; Other Information. Furnish to the Administrative Agent and each Lender (or, in the case of clause (h), to the relevant Lender):

(a) either (x) concurrently with the delivery of the financial statements referred to in Section 6.1(a) (or upon satisfaction of such delivery requirement upon the Borrower filing a Form 10-K with the SEC) or (y) as soon as available, but in any event within ~~90 days after the end of each fiscal year of the Borrower ended December 31st of such year~~the applicable time periods specified in Section 6.1(a) for delivery of the applicable financial statements, a certificate of the independent certified public accountants reporting on such financial statements stating that in making the examination necessary therefor no knowledge was obtained of any Default or Event of Default, except as specified in such certificate;

(b) either (x) concurrently with the delivery of any of the financial statements referred to in Section 6.1 (or upon satisfaction of such delivery requirement upon the Borrower filing a Form 10-K or 10-Q, as applicable, with the SEC) or (y) as soon as available, but in any event within the applicable time periods specified in Section 6.1 for delivery of the applicable financial statements, (i) a certificate of a Responsible Officer stating that such Responsible Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate and (ii) in the case of quarterly or annual financial statements, (A) a Compliance Certificate containing all information and calculations necessary for determining compliance by each Group Member with the provisions of Section 7.1 hereof as of the last day of the fiscal quarter or fiscal year of the Borrower, as the case may be, and (B) to the extent not previously disclosed to the Administrative Agent, (1) a description of any change in the jurisdiction of organization of any Loan Party and (2) a description of any Person that has become a Group Member, in each case since the date of the most recent report delivered pursuant to this clause (B) (or, in the case of the first such report so delivered, since the Closing Date);

(c) as soon as available, and in any event no later than 90 days after the end of each fiscal year of the Borrower, a detailed consolidated budget for the following fiscal year (including a projected consolidated balance sheet of the Borrower and its Restricted Subsidiaries as of the end of the following fiscal year, the related consolidated statements of projected cash flow and projected income and a description of the underlying assumptions applicable thereto), and, as soon as available, significant revisions, if any, of such budget and projections with respect to such fiscal year (collectively, the "Projections"), which Projections shall in each case be accompanied by a certificate of a Responsible Officer stating that such Projections are based on reasonable estimates, information and assumptions;

(d) if the Borrower is no longer a public reporting company, within 45 days after the end of each fiscal quarter of the Borrower (or 90 days, in the case of the fourth fiscal quarter of each fiscal year), a narrative discussion and analysis of the financial condition and results of operations of the Borrower and its Restricted Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of

such fiscal quarter, as compared to the ~~portion of the Projections covering such periods and to the~~ comparable periods of the previous year;

       (e) (i) as soon as practical, but in any event no later than five (5) Business Days prior to the effectiveness thereof, notice of any proposed amendment, supplement, waiver or other modification with respect to the Senior Notes Indentures ~~or,~~ the OpCo Notes Indenture or the OpCo Credit Agreement (including, once available, a summary of the material terms thereof) and (ii) no later than three (3) Business Days prior to the effectiveness thereof, copies of substantially final drafts of such proposed amendment, supplement, waiver or other modification with respect to the Senior Notes Indentures ~~or,~~ the OpCo Notes Indenture or the OpCo Credit Agreement;

       (f) if the Borrower is no longer a public reporting company, within five days after the same are sent, copies of all financial statements and reports that the Borrower sends to the holders of any class of its debt securities or public equity securities and, within five days after the same are filed, copies of all financial statements and reports that the Borrower may make to, or file with, the SEC;

       (g) promptly following receipt thereof, copies of (i) any documents described in Section 101(k) or 101(l) of ERISA that any Group Member or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided, that if the relevant Group Members or ERISA Affiliates have not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plans, then, upon reasonable request of the Administrative Agent, such Group Member or the ERISA Affiliate shall promptly make a request for such documents or notices from such administrator or sponsor and the Borrower shall provide copies of such documents and notices to the Administrative Agent promptly after receipt thereof; and

       (h) promptly, such additional financial and other information as any Lender may from time to time reasonably request.

       6.3   Payment of Obligations. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its obligations of whatever nature that, if not paid, could result in a Material Adverse Effect, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the relevant Group Member.

       6.4   Maintenance of Existence; Compliance. (a) (i) Preserve, renew and keep in full force and effect its organizational existence and (ii) take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business, except, in each case, as otherwise permitted by Section 7.4 and except, in the case of clause (ii) above, to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; and (b) comply with all Contractual Obligations and Requirements of Law except to the extent that failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.5   Maintenance of Property; Insurance. (a) Keep all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted and (b) maintain with financially sound and reputable insurance companies insurance on all its property in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are usually insured against in the same general area by companies engaged in the same or a similar business.

6.6   Inspection of Property; Books and Records; Discussions. (a) Keep proper books of records and account in which full, true and correct entries in conformity with GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities and (b) upon reasonable prior notice and at reasonable times up to two times per year provided no Event of Default has occurred and is continuing, permit representatives of the Administrative Agent or any Lender (unless an Event of Default has occurred and is continuing, at the expense of the Administrative Agent or such Lender, as applicable) to visit and inspect any of its properties and examine and make abstracts from any of its books and records, and to discuss the business, operations, properties and financial and other condition of the Group Members with officers and employees of the Group Members and with their independent certified public accountants.

6.7   Notices. Promptly give notice to the Administrative Agent and each Lender of:

(a) the occurrence of any Default or Event of Default;

(b) any (i) default or event of default under any Contractual Obligation of any Group Member or (ii) litigation, investigation or proceeding that may exist at any time between any Group Member and any Governmental Authority, that in either case, if not cured or if adversely determined, as the case may be, could reasonably be expected to have a Material Adverse Effect;

(c) any litigation or proceeding affecting any Group Member (i) in which the amount involved is $1,000,000 or more and not covered by insurance, (ii) in which injunctive or similar relief is sought or (iii) which relates to any Loan Document;

(d) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of any Group Member in an aggregate amount exceeding a material amount, as soon as possible and in any event within 10 days after the Borrower knows or has reason to know thereof; and

(e) any development or event that has had or could reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section 6.7 shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the relevant Group Member proposes to take with respect thereto.

6.8   Environmental Laws. (a) Comply in all material respects with, and use all commercially reasonable efforts to ensure compliance in all material respects by all tenants and subtenants (if any) with, all applicable Environmental Laws, and obtain and comply in all material respects with and maintain, and use all commercially reasonable efforts to ensure that all tenants and subtenants obtain and comply in all material respects with and maintain, any and all licenses, approvals, registrations or permits required under applicable Environmental Laws.

(b) Conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under applicable Environmental Laws and promptly comply in all material respects with the lawful orders and directives of Governmental Authorities regarding Environmental Laws.

6.9   Additional Collateral, etc. With respect to any Capital Stock of OpCo or any other Restricted Subsidiary issued after the Closing Date as to which the Administrative Agent, for the benefit of the Lenders, does not have a perfected Lien, the Borrower shall promptly (i) execute and deliver to the Administrative Agent such amendments to the Pledge Agreement or such other documents as the Administrative Agent deems necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a security interest in such property and (ii) take all actions necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a perfected first priority security interest in such property, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Pledge Agreement or by law or as may be requested by the Administrative Agent.

6.10   Maintenance of Ratings. The Borrower will use commercially reasonable efforts to cause the public credit ratings issued by S&P and Moody's for the Senior Notes to be maintained (but not to obtain or maintain a specific rating).

SECTION 7.   NEGATIVE COVENANTS

The Borrower hereby agrees that, so long as the Commitments remain in effect, any Letter of Credit remains outstanding or any Revolving Loan or other amount is owing to any Lender or the Administrative Agent hereunder, the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

7.1   Financial Condition Covenants.

(a) Consolidated ~~Capitalization~~Leverage Ratio. Permit the Consolidated ~~Capitalization~~Leverage Ratio as at the last day of any period of four consecutive fiscal quarters of the Borrower (~~or, if less, the number of full~~commencing with the four consecutive fiscal quarter~~s~~ ~~subsequent to the Closing Date~~period ending on June 30, 2014) to exceed ~~0.65~~7.0 to 1.0.

(b) OpCo Capitalization Ratio. Permit the OpCo Capitalization Ratio as at the last day of ~~any period of four consecutive~~each fiscal quarter~~s~~ of the Borrower ~~(or, if less, the number of full fiscal quarters subsequent to the Closing Date)~~ to exceed 0.50 to 1.0.

(c) Fixed Charge Coverage Ratio. Permit the Fixed Charge Coverage Ratio for any period of four consecutive fiscal quarters of the Borrower ~~(or, if less, the number of full fiscal quarters subsequent to the Closing Date)~~ to be less than ~~2.50~~2.0 to 1.0.

7.2   Indebtedness and Issuance of Preferred Stock. Create, issue, incur, assume, become liable in respect of or suffer to exist any Indebtedness, issue any Disqualified Stock or permit any Restricted Subsidiary to issue shares of preferred stock, except:

(a) Indebtedness of any Loan Party pursuant to any Loan Document;

(b) Indebtedness of the Borrower to any Restricted Subsidiary; provided that such Indebtedness may not be subsequently sold or transferred to any Person other than another Restricted Subsidiary;

(c) Guarantee Obligations incurred in the ordinary course of business by the Borrower or any of its Restricted Subsidiaries of obligations of the Borrower or any Restricted Subsidiary;

(d) Indebtedness outstanding on the date hereof and listed on Schedule 7.2(d) and any Permitted Refinancing Indebtedness incurred to refinance, refund, renew or extend debt incurred under this Section 7.2(d);

(e) Indebtedness (including, without limitation, Capital Lease Obligations) secured by Liens permitted by Section 7.3(g) in an aggregate principal amount not to exceed $50,000,000 at any one time outstanding;

(f) (A) Indebtedness of the Borrower in respect of the Senior Notes and Indebtedness of OpCo in respect of the OpCo Notes and the OpCo Credit Agreement and (B) Permitted Refinancing Indebtedness incurred to refinance, refund, renew or extend the Senior Notes ~~or~~, the OpCo Notes and the OpCo Credit Agreement;

(g) Swap Agreements in the normal course of business and not for speculative purposes, designed to protect the Borrower or its Restricted Subsidiary against fluctuations in interest rates or currency exchange rates with respect to Indebtedness incurred or against fluctuations in the price of commodities used by that entity at the time;

(h) guarantees of Indebtedness of the Borrower or any Restricted Subsidiaries otherwise permitted;

(i) the accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock; provided that the amount thereof is included in the Fixed Charges of the Borrower as accrued;

(j) workers' compensation claims, self-insurance obligations, surety and similar bonds and completion guarantees in the ordinary course of business;

(k) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business;

(l) agreements providing for indemnification, adjustment of purchase price or similar obligations incurred or assumed in connection with the disposition of any business, assets or capital stock of a Restricted Subsidiary;

(m) Non-Recourse Debt of the Borrower's Unrestricted Subsidiaries;

(mn) additional Indebtedness of the Borrower or any of its Restricted Subsidiaries in an aggregate principal amount (for the Borrower and all Restricted Subsidiaries) not to exceed the greater of (i) $250,000,000 and (ii) 15% of Consolidated Net Tangible Assets as set forth on the most recent quarterly balance sheet at any one time outstanding; and

(no) Indebtedness of OpCo owing to the Borrower in respect of the proceeds of the Revolving Loans made available to OpCo in support of working capital, capital expenditures and general corporate purposes of OpCo; provided that such Indebtedness may not be subsequently sold or transferred to any Person.

7.3   Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, whether now owned or hereafter acquired, except:

(a) Liens for Taxes not yet due or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Borrower or its Restricted Subsidiaries, as the case may be, in conformity with GAAP;

(b) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business that are not overdue for a period of more than 60 days or that are being contested in good faith by appropriate proceedings;

(c) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation;

(d) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(e) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Borrower or any of its Restricted Subsidiaries;

(f) Liens in existence on the date hereof listed on Schedule 7.3(f), securing Indebtedness permitted by Section 7.2(d); provided that no such Lien is spread to cover any additional property after the Closing Date (other than after-acquired property affixed thereto and proceeds and products thereof) and that the amount of Indebtedness secured thereby is not increased (except as permitted under Section 7.2(d));

(g) Liens securing Indebtedness of the Borrower or any Restricted Subsidiary incurred pursuant to Section 7.2(e) to finance the acquisition of fixed or capital assets, provided that (i) such Liens shall be created substantially simultaneously with the acquisition of such fixed or capital assets, (ii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness and (iii) the amount of Indebtedness secured thereby is not increased;

(h) Liens created pursuant to the Security Documents, including without limitation, Liens securing Obligations with respect to Specified Swap Agreements;

(i) any interest or title of a lessor under any lease entered into by the Borrower or any Restricted Subsidiary in the ordinary course of its business and covering only the assets so leased

(j) Liens in favor of the Borrower;

(k) Liens on property of Restricted Subsidiaries to secure Indebtedness of any Restricted Subsidiaries, where permitted by this Agreement to be incurred;

(l) existing Liens on property of an entity merged or consolidated with the Borrower or any Restricted Subsidiary or otherwise becomes a Restricted Subsidiary (and in existence prior to the contemplation of such merger or consolidation or such entity becoming a Restricted Subsidiary of the Borrower and do not extend to any assets other than those of such entity);

(m) existing Liens on acquired property (and in existence prior to the contemplation of such acquisition and do not extend to any assets other than such acquired property);

(n) Liens on assets or Capital Stock of Unrestricted Subsidiaries that secure Non-Recourse Debt;

(o) Liens securing Swap Agreements permitted under Section 7.11;

(p) liens arising solely by virtue of any statutory or common law provisions relating to banker's liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that (i) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Borrower in excess of those set forth by regulations promulgated by the Board and (ii) such deposit account is not intended by the Borrower or any Restricted Subsidiary to provide collateral to the depositary institution;

(q) judgment liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired; and

(r) Liens not otherwise permitted by this Section so long as (A) neither (i) the aggregate outstanding principal amount of the obligations secured thereby nor (ii) the aggregate fair market value (determined as of the date such Lien is incurred) of the assets subject thereto exceeds (as to the Borrower and all Restricted Subsidiaries) $~~25,000,000~~50,000,000 at any one time and (B) such Liens do not encumber the Collateral.

7.4   Fundamental Changes. Enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), create Subsidiaries organized outside the United States or Dispose of all or substantially all of its property or business, except that:

(a) any Restricted Subsidiary of the Borrower may be merged or consolidated with or into the Borrower or another Restricted Subsidiary of the Borrower (<u>provided</u> that the Borrower or a Loan Party shall be the continuing or surviving corporation);

(b) any Restricted Subsidiary of the Borrower may Dispose of any or all of its assets (i) to the Borrower or another Restricted Subsidiary of the Borrower (upon voluntary liquidation or otherwise) or (ii) pursuant to a Disposition permitted by Section 7.5;~~ and~~

(c) any Permitted Investment may be structured as a merger, consolidation or amalgamation~~.~~; and

(d) any Permitted Sale Transaction may be structured as a merger, consolidation or amalgamation.

7.5   Disposition of Property. Dispose of any of its property, whether now owned or hereafter acquired, or, in the case of any Restricted Subsidiary, issue or sell any shares of such Restricted Subsidiary's Capital Stock to any Person, except:

(j)   (a)   the Disposition of obsolete or worn out property or Cash Equivalents in the ordinary course of business;

(k)   (b)   the sale of inventory in the ordinary course of business;

(l)   (c)   Dispositions permitted by clause (i) of Section 7.4(b);

(m)   (d)   the sale or issuance of any Restricted Subsidiary's Capital Stock to the Borrower;

(n)   (e)   Dispositions of equipment or other property, provided such equipment or other property is promptly replaced by the Borrower or any of its Restricted Subsidiaries with suitable substitute equipment of substantially the same character and quality and at least equivalent useful life and utility to the extent that the failure to replace such equipment could reasonably be expected to have a Material Adverse Effect;

(o)   (f)   Dispositions of accounts receivable in connection with the collection of money owed to the Borrower or any of its Restricted Subsidiaries; and

(p)   (g)   the Disposition of other property having a fair market value not to exceed $50,000,000 in the aggregate.

7.6   Restricted Payments. (i) Declare or pay any dividend (other than dividends payable solely in common stock of the Person making such dividend) on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any Capital Stock of any Group Member or any Indebtedness that is subordinated to the Obligations hereunder (except a payment of interest or principal on the maturity date thereof), whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of any Group Member or (ii) make any Restricted Investment (collectively, "Restricted Payments"), except that:

(q)   (a)   any Restricted Subsidiary may make Restricted Payments to the Borrower;

(r)   (b)   if no Default (except with respect to Section 6.1 or 6.2) or Event of Default shall have occurred and be continuing at the time such Restricted Payments are made, the Borrower or any Restricted Subsidiary may make additional Restricted Payments (taken together with all other Restricted Payments permitted under this Agreement since the Third Amendment Effective Date other than those made

pursuant to Sections 7.6(c)(ii), (c)(iii), (c)(iv), (c)(viii) and (c)(~~v~~ix)) not to exceed the sum of:

(s)　(i)　the cumulative Available Cash Flow since the Measurement Date;

(t)　(ii)　100% of the aggregate net cash proceeds received by the Borrower (including the fair market value of any Permitted Business or assets used or useful in a Permitted Business to the extent acquired in consideration of Capital Stock of the Borrower (other than Disqualified Stock)) after the Measurement Date as a contribution to its common equity capital or from the issue or sale of Capital Stock of the Borrower (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Borrower that have been converted into or exchanged for such Capital Stock, or other Disqualified Stock outstanding after the Measurement Date that has been voluntarily converted to Capital Stock (other than Capital Stock (or Disqualified Stock or debt securities) sold to a Subsidiary of the Borrower),

(u)　(iii)　to the extent that any Restricted Investment was made after the Measurement Date and is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Investment, including without limitation repayment of principal of any Investment constituting a loan or advance (less the cost of disposition, if any); and

(v)　(iv)　to the extent that any Unrestricted Subsidiary of the Borrower is designated as a Restricted Subsidiary after the Measurement Date, the fair market value of the Borrower's Investment in such Subsidiary as of the date of such designation; and

(w)　(c)　if no Default (except with respect to Section 6.1 or 6.2) or Event of Default shall have occurred and ~~is~~be continuing or would be caused thereby, the Borrower may make the following Restricted Payments:

(i)　the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of this Agreement; ~~provided that (i) no Default or Event of Default shall have occurred and be continuing at the time such Restricted Payments are made;~~

(ii)　the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Borrower or of any Capital Stock of the Borrower in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Borrower) of, Capital Stock of the Borrower (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase,

retirement, defeasance or other acquisition will be excluded from clause (b)(ii) above;

(iii)   the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Borrower with the net cash proceeds from an incurrence of Indebtedness permitted pursuant to Section 7.2(d);

(iiiiv)   the payment of any dividend by a Restricted Subsidiary of the Borrower to the holders of its Capital Stock on a pro rata basis;

(ivv)   the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of the Borrower or any Restricted Subsidiary held by any current or former director, officer or employee of the Borrower (or any of its Restricted Subsidiaries) pursuant to any equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock may not exceed $5,000,000 in any twelve-month period (with amounts not being used in any twelve-month period being carried forward to the next twelve-month period; provided that such aggregate amount in any twelve-month period may not exceed $15.0 million);

(vvi)   Restricted Payments made in connection with Permitted Investments;

(vi)   the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Borrower with the net cash proceeds from an incurrence of Indebtedness permitted pursuant to Section 7.2(d); and

(vii)   the payment of any cash dividend on any date where the New Senior Notes are rated Ba2 or better by Moody's and BB or better by S&P (or in either case, if such entity ceases to rate the New Senior Notes for reasons outside of the control of the Borrower, the equivalent credit rating from any other rating agency); provided that on the date of such dividend after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the Borrower's most recently ended four full fiscal quarters for which internal financial statements are available, the Consolidated Leverage Ratio would have been equal to or less than 6.25 to 1;

(viii)   the distribution to MSIP-SSCC Holdings LLC set forth under the heading "Use of Proceeds" in the Offering Memorandum dated June 5, 2014 relating to the New Senior Notes; and

(viiix)   other Restricted Payments in an aggregate amount since the Closing Ddate of issuance of the New Senior Notes not to exceed $50,000,00080,000,000.

(x)   The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or

issued by the Borrower or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

7.7   Optional Payments and Modifications of Certain Debt Instruments. (a) Make or offer to make any optional or voluntary payment, prepayment, repurchase or redemption of or otherwise optionally or voluntarily defease or segregate funds with respect to the Senior Notes (except that the Borrower may prepay, repurchase or redeem all of a portion of the Senior Registered Notes and Senior Unregistered Notes on or prior to the date which is 45 days following the Third Amendment Effective Date); (b) amend, modify, waive or otherwise change, or consent or agree to any amendment, modification, waiver or other change to, any of the material terms of the Senior Notes or, the OpCo Notes or the OpCo Credit Agreement (other than any such amendment, modification, waiver or other change that (i) would extend the maturity or reduce the amount of any payment of principal thereof or reduce the rate or extend any date for payment of interest thereon and (ii) does not involve the payment of a consent fee); (c) amend, modify, waive or otherwise change, or consent or agree to any amendment, modification, waiver or other change to, any of the terms of any redeemable preferred stock (other than any such amendment, modification, waiver or other change that (i) would extend the scheduled redemption date or reduce the amount of any scheduled redemption payment or reduce the rate or extend any date for payment of dividends thereon and (ii) does not involve the payment of a consent fee); or (d) designate any Indebtedness (other than obligations of the Loan Parties pursuant to the Loan Documents) as "Designated Senior Indebtedness" (or any other defined term having a similar purpose) for the purposes of the Senior Note Indenture.

7.8   Investments. Make any Investments, except for (i) Permitted Investments or (ii) Restricted Investments permitted pursuant to Section 7.6.

7.9   Transactions with Affiliates. Except as set forth in Schedule 7.9, enter into any transaction, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate unless such transaction is (a) otherwise permitted under this Agreement, (b) (i) in the ordinary course of business of the relevant Group Member and (ii) upon fair and reasonable terms no less favorable to the relevant Group Member than it would obtain in a comparable arm's length transaction with a Person that is not an Affiliate, or (c) between or among the Borrower and/or its Restricted Subsidiaries.any of the following items:

(i)   any employment agreement entered into by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business and consistent with past practices;

(ii)   transactions between or among the Borrower and/or its Restricted Subsidiaries;

(iii)   transactions with a Person that is an Affiliate of the Borrower solely because the Borrower owns Capital Stock or other equity interests in, or controls, such Person;

(iv)   payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Borrower;

(v)   sales of Capital Stock or other equity interests (other than Disqualified Stock) to Affiliates of the Borrower;

(vi)   Restricted Payments and Permitted Investments (other than pursuant to clauses (iii) or (xii) of such definition) that are permitted pursuant to Section 7.6 or Section 7.8;

(vii)   any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements or stock option or stock ownership plans approved by the board of directors;

(viii)   loans or advances to employees in the ordinary course of business and consistent with past practices; and

(ix)   indemnification payments made to officers, directors and employees of the Borrower or any of its Restricted Subsidiaries pursuant to charter, bylaw, statutory or contractual provisions.

7.10   **Sales and Leasebacks.** Enter into any arrangement with any Person providing for the leasing by any Group Member of real or personal property that has been or is to be sold or transferred by such Group Member to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of such Group Member.

7.11   **Swap Agreements.** Enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which the Borrower or any Restricted Subsidiary has actual exposure (other than those in respect of Capital Stock or the Senior Notes) and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any Restricted Subsidiary.

7.12   **Changes in Fiscal Periods.** Permit the fiscal year of the Borrower to end on a day other than December 31st or change the Borrower's method of determining fiscal quarters.

7.13   **Negative Pledge Clauses.** Enter into or suffer to exist or become effective any agreement that prohibits or limits the ability of any Group Member to create, incur, assume or suffer to exist any Lien upon any of its property or revenues, whether now owned or hereafter acquired, other than (a) the Senior Notes Indentures, the OpCo Notes Indenture, the OpCo Credit Agreement and this Agreement and the other Loan Documents, (b) any agreements governing any purchase money Liens or Capital Lease Obligations otherwise permitted hereby (in which

case, any prohibition or limitation shall only be effective against the assets financed thereby) , (c) those restrictions imposed by Requirements of Law, (d) any agreements to which a Restricted Subsidiary is a party when it becomes a Restricted Subsidiary of the Borrower, (e) agreements with respect to Dispositions permitted under Section 7.5 and (f) leases with customary restrictions on assignment.

7.14   Clauses Restricting Subsidiary Distributions. Enter into or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Borrower to (a) make Restricted Payments in respect of any Capital Stock of such Restricted Subsidiary held by, or pay any Indebtedness owed to, the Borrower or any other Restricted Subsidiary of the Borrower, (b) make loans or advances to, or other Investments in, the Borrower or any other Restricted Subsidiary of the Borrower or (c) transfer any of its assets to the Borrower or any other Restricted Subsidiary of the Borrower, except for such encumbrances or restrictions existing under or by reason of (i) any restrictions existing under the Loan Documents, the Senior Notes Indentures, the OpCo Notes Indenture, the OpCo Credit Agreement or Requirements of Law and, (ii) any restrictions with respect to a Restricted Subsidiary imposed pursuant to an agreement that has been entered into in connection with the Disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary., (iii) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Borrower or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, (iv) customary non-assignment provisions in leases or contracts entered into in the ordinary course of business and consistent with past practices, (v) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (c) above, (vi) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business, and (vii) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

7.15   Lines of Business. Enter into any business, either directly or through any Restricted Subsidiary, except for those businesses in which the Borrower and its Restricted Subsidiaries are engaged on the date of this Agreement or that are reasonably related thereto.

7.16   Designation of Restricted and Unrestricted Subsidiaries. Designate any Subsidiary as an Unrestricted Subsidiary; provided that the Borrower may create a Subsidiary after the Closing Date to be designated an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default; provided further that in no event will OpCo, any Subsidiary of OpCo or any business operated by OpCo at any time be transferred to, held by or designated as an Unrestricted Subsidiary. If a Restricted Subsidiary is created after the Closing Date and designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Borrower and its Restricted Subsidiaries in such Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will

reduce the amount available for Restricted Payments under Section 7.6 hereof or under clause (xii) of the definition of Permitted Investments calculated on a pro forma basis as if such designation had occurred at the beginning of the four quarter reference period. That designation will be permitted only if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Additionally, the Borrower may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default or Event of Default hereunder; provided that any outstanding Indebtedness of such Unrestricted Subsidiary will be deemed an incurrence of Indebtedness by a Restricted Subsidiary of the Borrower and will reduce the amount available for Indebtedness under Section 7.2 hereof calculated on a pro forma basis as if such designation had occurred at the beginning of the four quarter reference period.

7.17 Sanctions. Permit, nor shall it permit any of Subsidiaries to, permit any Revolving Loan or the proceeds of any Revolving Loan, directly or indirectly, (a) to be knowingly lent, contributed or otherwise made available to fund any activity or business in any Designated Jurisdiction that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (b) to knowingly fund any activity or business of any Person located, organized or residing in any Designated Jurisdiction or who is the subject of any Sanctions that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or (c) in any other manner that, to the knowledge of such Loan Party, will result in any violation by any Person (including any Lender, Arranger, the Administrative Agent or Issuing Lender) of any Sanctions that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 8.   EVENTS OF DEFAULT

If any of the following events shall occur and be continuing:

(a) the Borrower shall fail to pay any principal of any Revolving Loan or Reimbursement Obligation when due in accordance with the terms hereof; or the Borrower shall fail to pay any interest on any Revolving Loan or Reimbursement Obligation, or any other amount payable hereunder or under any other Loan Document, within five days after any such interest or other amount becomes due in accordance with the terms hereof; or

(b) any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document or that is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with this Agreement or any such other Loan Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made; or

(c) any Loan Party shall default in the observance or performance of any agreement contained in clause (i) or (ii) of Section 6.4(a) (with respect to the Borrower only), Section 6.7(a) or Section 7 of this Agreement or Section 3.2(b) of the Pledge Agreement; or

(d) any Loan Party shall default in the observance or performance of any other agreement contained in this Agreement or any other Loan Document (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of 30 days after notice to the Borrower from the Administrative Agent or the Required Lenders; provided, that if (i) such default cannot be cured in such 30-day period, (ii) such failure is susceptible of cure, (iii) the Loan Parties are proceeding with diligence and in good faith to cure such failure, and (iv) the Administrative Agent shall have received a certificate signed by an authorized officer of the Borrower to the effect of clauses (i), (ii) and (iii) above and stating what action the Borrower is taking to cure such failure then such 30-day cure period shall be extended to such date, not to exceed a total of 60 days, as shall be necessary for the applicable Loan Party to diligently cure such failure; or

(e) any Group Member shall (i) default in making any payment of any principal of any Indebtedness (including any Guarantee Obligation, but excluding the Obligations) on the scheduled or original due date with respect thereto; or (ii) default in making any payment of any interest on any such Indebtedness beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created; or (iii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity or (in the case of any such Indebtedness constituting a Guarantee Obligation) to become payable; provided, that a default, event or condition

described in clause (i), (ii) or (iii) of this paragraph (e) shall not at any time constitute an Event of Default unless, at such time, one or more defaults, events or conditions of the type described in clauses (i), (ii) and (iii) of this paragraph (e) shall have occurred and be continuing with respect to Indebtedness the aggregate outstanding principal amount of which is $50,000,000 or more; or

(f) (i) any Group Member shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding‑up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against any Group Member any case, proceeding or other action of a nature referred to in clause (i) above that (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed or undischarged for a period of 60 days; or (iii) there shall be commenced against any Group Member any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) any Group Member shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) any Group Member shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or (vi) any Group Member shall make a general assignment for the benefit of its creditors; or

(g) an ERISA Event shall have occurred which has resulted or could reasonably be expected to result in a Material Adverse Effect; or

(h) one or more judgments or decrees shall be entered against any Group Member involving in the aggregate a liability (not paid or fully covered by insurance as to which the relevant insurance company has acknowledged coverage) of $50,000,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 30 days from the entry thereof; or

(i) any of the ~~Security~~Loan Documents shall cease, for any reason, to be in full force and effect, or any Loan Party or any Affiliate of any Loan Party shall so assert, or any Lien created by any of the Security Documents shall cease to be enforceable and of the same effect and priority purported to be created thereby (except if caused by the Administrative Agent's failure to maintain possession of the stock certificates); or

~~(j) (i) the Permitted Investors shall cease to have the power to vote or direct the voting of securities having a majority of the ordinary voting power for the election of directors of the Borrower (determined on a fully diluted basis); (ii) the board of directors~~

~~of the Borrower shall cease to consist of a majority of Continuing Directors; (iii) a Specified Change of Control shall occur or (iv) the Borrower shall cease to own and control, of record and beneficially, directly, 100% of each class of outstanding Capital Stock of OpCo free and clear of all Liens (except Liens created by the Pledge Agreement);~~

<u>(j)   a Change of Control Triggering Event shall occur.</u>

then, and in any such event, (A) if such event is an Event of Default specified in clause (i) or (ii) of paragraph (f) above with respect to the Borrower, automatically the Commitments shall immediately terminate and the Revolving Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents (including all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) shall immediately become due and payable, and (B) if such event is any other Event of Default, either or both of the following actions may be taken: (i) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower declare the Revolving Commitments to be terminated forthwith, whereupon the Revolving Commitments shall immediately terminate; and (ii) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower, declare the Revolving Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents (including all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) to be due and payable forthwith, whereupon the same shall immediately become due and payable. With respect to all Letters of Credit with respect to which presentment for honor shall not have occurred at the time of an acceleration pursuant to this paragraph, the Borrower shall at such time deposit in a cash collateral account opened by the Administrative Agent an amount equal to the aggregate then undrawn and unexpired amount of such Letters of Credit. Amounts held in such cash collateral account shall be applied by the Administrative Agent to the payment of drafts drawn under such Letters of Credit, and the unused portion thereof after all such Letters of Credit shall have expired or been fully drawn upon, if any, shall be applied to repay other obligations of the Borrower hereunder and under the other Loan Documents. After all such Letters of Credit shall have expired or been fully drawn upon, all Reimbursement Obligations shall have been satisfied and all other obligations of the Borrower hereunder and under the other Loan Documents shall have been paid in full, the balance, if any, in such cash collateral account shall be returned to the Borrower (or such other Person as may be lawfully entitled thereto). Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived by the Borrower.

SECTION 9.   THE AGENTS

9.1   Appointment. Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Loan Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto.   Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.

9.2   Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys‑in‑fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys in‑fact selected by it with reasonable care.

9.3   Exculpatory Provisions. Neither any Agent nor any of their respective officers, directors, employees, agents, advisors, attorneys‑in‑fact or affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such Person's own gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Agents under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party a party thereto to perform its obligations hereunder or thereunder. The Agents shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.

9.4   Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy or email message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to the Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any Note as

the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, all Lenders) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, all Lenders), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Revolving Loans.

9.5   Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Administrative Agent has received notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all Lenders); <u>provided</u> that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

9.6   Non-Reliance on Agents and Other Lenders. Each Lender expressly acknowledges that neither the Agents nor any of their respective officers, directors, employees, agents, advisors, attorneys‑in‑fact or affiliates have made any representations or warranties to it and that no act by any Agent hereafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by any Agent to any Lender. Each Lender represents to the Agents that it has, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates and made its own decision to make its Revolving Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness

of any Loan Party or any affiliate of a Loan Party that may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, advisors, attorneys‑in‑fact or affiliates.

9.7   Indemnification. The Lenders agree to indemnify each Agent and its officers, directors, employees, affiliates, agents, advisors and controlling persons (each, an "Agent Indemnitee") (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective Aggregate Exposure Percentages in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Revolving Loans shall have been paid in full, ratably in accordance with such Aggregate Exposure Percentages immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Revolving Loans) be imposed on, incurred by or asserted against such Agent Indemnitee in any way relating to or arising out of, the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent Indemnitee under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from such Agent Indemnitee's gross negligence or willful misconduct. The agreements in this Section shall survive the termination of this Agreement and the payment of the Revolving Loans and all other amounts payable hereunder.

9.8   Agent in Its Individual Capacity. Each Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Loan Party as though such Agent were not an Agent. With respect to its Revolving Loans made or renewed by it and with respect to any Letter of Credit issued or participated in by it, each Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not an Agent, and the terms "Lender" and "Lenders" shall include each Agent in its individual capacity.

9.9   Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent upon 10 days' notice to the Lenders and the Borrower. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default under Section 8(a) or Section 8(f) with respect to the Borrower shall have occurred and be continuing) be subject to approval by the Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated, without any other or further act

or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Revolving Loans. If no successor agent has accepted appointment as Administrative Agent by the date that is 10 days following a retiring Administrative Agent's notice of resignation, the retiring Administrative Agent's resignation shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. After any retiring Administrative Agent's resignation as Administrative Agent, the provisions of this Section 9 and of Section 10.5 shall continue to inure to its benefit.

9.10   Arrangers and Syndication Agent. Neither the Arrangers nor the Syndication Agent shall have any duties or responsibilities hereunder in their respective capacities as such.

SECTION 10. MISCELLANEOUS

10.1   Amendments and Waivers. Neither this Agreement, any other Loan Document, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section 10.1. The Required Lenders and each Loan Party party to the relevant Loan Document may, or, with the written consent of the Required Lenders, the Administrative Agent and each Loan Party party to the relevant Loan Document may, from time to time, (a) enter into written amendments, supplements or modifications hereto and to the other Loan Documents for the purpose of adding any provisions to this Agreement or the other Loan Documents or changing in any manner the rights of the Lenders or of the Loan Parties hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Loan Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall

(i) forgive the principal amount or extend the final scheduled date of maturity of any Revolving Loan, reduce the stated rate of any interest or fee payable hereunder (except in connection with the waiver of applicability of any post-default increase in interest rates (which waiver shall be effective with the consent of the Required Lenders) or extend the scheduled date of any payment thereof, or increase the amount or extend the expiration date of any Lender's Revolving Commitment, in each case without the written consent of each Lender directly adversely affected thereby;

(ii) eliminate or reduce the voting rights of any Lender under this Section 10.1 without the written consent of such Lender;

(iii) amend the definition of Required Lenders, consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement and the other Loan Documents, release all or substantially all of the Collateral, in each case without the written consent of all Lenders;

(iv) amend, modify or waive any provision of Section 9 or any other provision of any Loan Document that affects the Administrative Agent without the written consent of the Administrative Agent; ~~or~~

(v) amend, modify or waive any provision of Section 3 without the written consent of the Issuing Lender~~.~~;

(vi) amend, modify or waive any provision of Section 2.11 without the written consent of each Lender directly adversely affected thereby; or

(vii) amend, modify or waive any provision of Section 10.7 without the written consent of each Lender directly adversely affected thereby.

Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Loan Parties, the Lenders, the Administrative Agent and all future holders of the Revolving Loans. In the case of any waiver, the Loan Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the other Loan Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon.

Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share in the benefits of this Agreement and the other Loan Documents with the Revolving Extensions of Credit and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders.

Furthermore, notwithstanding the foregoing, the Administrative Agent, with the consent of the Borrower, may amend, modify or supplement any Loan Document without the consent of any Lender or the Required Lenders in order to correct, amend or cure any ambiguity, inconsistency or defect or correct any typographical error or other manifest error in any Loan Document.

10.2   Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three Business Days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, addressed as follows in the case of the Borrower and the Administrative Agent, and as set forth in an administrative questionnaire delivered to the Administrative Agent in the case of the Lenders, or to such other address as may be hereafter notified by the respective parties hereto:

Borrower:	4700 Highway 56 Owensboro, KY 42301 Attention: ~~Beverly Griffith~~Gayle Hobbs Facsimile: (270) 852-5010 Telephone: (270) 852-5000
Administrative Agent:	Royal Bank of Canada 4th Floor, 20 King Street West, Toronto, Ontario M5H 1C4 Attention: Manager, Agency Services Group Facsimile: 416-842-4023

provided that any notice, request or demand to or upon the Administrative Agent or the Lenders shall not be effective until received.

Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Section 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

10.3   No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.4   Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Loan Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Revolving Loans and other extensions of credit hereunder.

10.5   Payment of Expenses and Taxes. The Borrower agrees (a) to pay or reimburse the Administrative Agent and the Syndication Agent for all their respective reasonable and documented out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Agreement and the other Loan Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable fees and disbursements of one counsel to the Administrative Agent and the Syndication Agent and filing and recording fees and expenses, with statements with respect to the foregoing to be submitted to the Borrower prior to the Closing Date (in the case of amounts to be paid on the Closing Date) and from time to time thereafter on a quarterly basis or such other periodic basis as the Administrative Agent shall deem appropriate, (b) to pay or reimburse each Lender, the Issuing Lender and the Administrative Agent for all its reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Loan Documents and any such other documents, including the reasonable and documented fees and disbursements of one counsel to the Administrative Agent and the Lenders, one local and regulatory counsel in the jurisdiction in which the Collateral is located, and one additional counsel in the event of a conflict between the Administrative Agent and the Lenders, (c) to pay, indemnify, and hold each Lender, the Issuing Lender and the Administrative Agent harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other recording Taxes, if any, that may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Loan Documents and any such other documents, and (d) to pay, indemnify, and hold each Lender, the Issuing Lender and the Administrative Agent, their respective affiliates, and their respective officers, directors, employees, agents, advisors and controlling persons (each, an "Indemnitee") harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Loan Documents and any such other documents,

including any claim, litigation, investigation or proceeding regardless of whether any Indemnitee is a party thereto and whether or not the same are brought by the Borrower, its equity holders, affiliates or creditors or any other Person, including any of the foregoing relating to the use of proceeds of the Revolving Loans or the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of any Group Member or any of the Properties and the reasonable fees and expenses of one legal counsel in connection with claims, actions or proceedings by any Indemnitee against any Loan Party under any Loan Document (all the foregoing in this clause (d), collectively, the "Indemnified Liabilities"), provided that the Borrower shall have no obligation hereunder to any Indemnitee with respect to Indemnified Liabilities to the extent such Indemnified Liabilities are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or the material breach of the Loan Documents by such Indemnitee, and provided, further, that this Section 10.5(d) shall not apply with respect to Taxes other than any Taxes that represent losses or damages arising from any non-Tax claim. Without limiting the foregoing, and to the extent permitted by applicable law, the Borrower agrees not to assert and to cause its Subsidiaries not to assert, and hereby waives and agrees to cause its Subsidiaries to waive, all rights for contribution or any other rights of recovery with respect to all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature, under or related to Environmental Laws, that any of them might have by statute or otherwise against any Indemnitee. No Indemnitee shall be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnitee. No Indemnitee shall be liable for any indirect, special, exemplary, punitive or consequential damages in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby. All amounts due under this Section 10.5 shall be payable not later than 10 days after written demand therefor. Statements payable by the Borrower pursuant to this Section 10.5 shall be submitted to Susanne Harris (Telephone No. (270) 852-5000) (Facsimile No. (270) 852-5011), at the address of the Borrower set forth in Section 10.2, or to such other Person or address as may be hereafter designated by the Borrower in a written notice to the Administrative Agent. The agreements in this Section 10.5 shall survive the termination of this Agreement and the repayment of the Revolving Loans and all other amounts payable hereunder.

10.6   Successors and Assigns; Participations and Assignments. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any affiliate of the Issuing Lender that issues any Letter of Credit), except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees (each, an "<u>Assignee</u>"), other than a natural person or a Defaulting Lender, all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Revolving Loans at the time owing to it) with the prior written consent of:

(A) the Borrower (such consent not to be unreasonably withheld or delayed), <u>provided</u> that no consent of the Borrower shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund (as defined below) or, if an Event of Default has occurred and is continuing, any other Person; and <u>provided</u>, <u>further</u>, that (x) the Borrower shall be deemed to have consented to any such assignment unless the Borrower shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof and (y) the Borrower shall not be deemed to be unreasonable in withholding its consent to an assignment to any Persons that are engaged as principals primarily in private equity or venture capital or any of such Persons' Affiliates; and

(B) the Administrative Agent (such consent not to be unreasonably withheld or delayed) .

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender's Commitments or Revolving Loans under the Revolving Facility, the amount of the Commitments or Revolving Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrower and the Administrative Agent otherwise consent, <u>provided</u> that (1) no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its affiliates or Approved Funds, if any;

(B) (1) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 and (2) the assigning Lender shall have paid in full any amounts owing by it to the Administrative Agent; and

(C) the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities) will be made available and who may receive such information in accordance with the assignee's compliance procedures and applicable laws, including federal and state securities laws.

For the purposes of this Section 10.6, "Approved Fund" means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an affiliate of a Lender or (c) an entity or an affiliate of an entity that administers or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) below, from and after the effective date specified in each Assignment and Assumption the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.12, 2.13, 2.14 and 10.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 10.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount (and stated interest) of the Revolving Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the Issuing Lender and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an Assignee, the Assignee's completed administrative questionnaire (unless the Assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c) Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (other than a natural person or a Defaulting Lender) (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitments and the Revolving Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the

performance of such obligations, and (iii) the Borrower, the Administrative Agent, the Issuing Lender and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; <u>provided</u> that such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (i) requires the consent of each Lender directly affected thereby pursuant to the proviso to the second sentence of Section 10.1 and (ii) directly affects such Participant. Each Lender that sells a participation agrees, at the Borrower~~'s~~'s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.16 with respect to any Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.12, 2.13 and 2.14 (subject to the requirements and limitations therein, including the requirements under Section 2.13(f) (it being understood that the documentation required under Section 2.13(f) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; <u>provided</u> that such Participant (i) agrees to be subject to the provisions of Sections 2.12 and 2.13 as if it were an assignee under paragraph (b) of this Section and (ii) shall not be entitled to receive any greater payment under Sections 2.12 or 2.13, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from an adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the date hereof that occurs after the Participant acquired the applicable participation. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.7(b) as though it were a Lender, provided such Participant shall be subject to Section 10.7(a) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Revolving Loans or other obligations under the Loan Documents (the "Participant Register"); <u>provided</u> that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant's interest in any Commitments, Revolving Loans, Letters of Credit or its other obligations under any Loan Document) except to the extent that such disclosure is necessary to establish that such Commitment, Revolving Loan, Letter of Credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any

pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; <u>provided</u> that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Assignee for such Lender as a party hereto.

10.7   Adjustments; Set‑off. (a)   Except to the extent that this Agreement or a court order expressly provides for payments to be allocated to a particular Lender or to the Lenders the Revolving Facility, if any Lender (a "<u>Benefitted Lender</u>") shall receive any payment of all or part of the Obligations owing to it (other than in connection with an assignment made pursuant to Section 10.6), or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set‑off, pursuant to events or proceedings of the nature referred to in Section 8 (f), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of the Obligations owing to such other Lender, such Benefitted Lender shall purchase for cash from the other Lenders a participating interest in such portion of the Obligations owing to each such other Lender, or shall provide such other Lenders with the benefits of any such collateral, as shall be necessary to cause such Benefitted Lender to share the excess payment or benefits of such collateral ratably with each of the Lenders; <u>provided</u>, <u>however</u>, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefitted Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b) In addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law, if an Event of Default has occurred and is continuing and upon any Obligations becoming due and payable by the Borrower (whether at the stated maturity, by acceleration or otherwise), to apply to the payment of such Obligations, by setoff or otherwise, any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender, any affiliate thereof or any of their respective branches or agencies to or for the credit or the account of the Borrower; <u>provided</u> that if any Defaulting Lender shall exercise any such right of setoff, (i) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of this Agreement and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Lender and the Lenders and (ii) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the obligations owing to such Defaulting Lender as to which it exercised such right of set‑off. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such application made by such Lender, <u>provided</u> that the failure to give such notice shall not affect the validity of such application.

10.8   Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an

executed signature page of this Agreement by email or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

10.9   Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.10   Integration. This Agreement and the other Loan Documents represent the entire agreement of the Borrower, the Administrative Agent and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.

10.11   **GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.**

10.12   Submission To Jurisdiction; Waivers. The Borrower hereby irrevocably and unconditionally:

(y)   (a)   submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the courts of the State of New York, the courts of the United States for the Southern District of New York, and appellate courts from any thereof; provided, that nothing contained herein or in any other Loan Document will prevent any Lender or the Administrative Agent from bringing any action to enforce any award or judgment or exercise any right under the Security Documents or against any Collateral or any other property of any Loan Party in any other forum in which jurisdiction can be established;

(z)   (b)   consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(aa)   (c)   agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Borrower, as the case may be at its address set forth in Section 10.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;

(bb)   (d)   agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law; and

(cc)   (e)   waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any indirect, special, exemplary, punitive or consequential damages.

10.13   Acknowledgements. The Borrower hereby acknowledges and agrees that (a) no fiduciary, advisory or agency relationship between the Loan Parties and the Credit Parties is intended to be or has been created in respect of any of the transactions contemplated by this Agreement or the other Loan Documents, irrespective of whether the Credit Parties have advised or are advising the Loan Parties on other matters, and the relationship between the Credit Parties, on the one hand, and the Loan Parties, on the other hand, in connection herewith and therewith is solely that of creditor and debtor, (b) the Credit Parties, on the one hand, and the Loan Parties, on the other hand, have an ~~arm's~~arm's length business relationship that does not directly or indirectly give rise to, nor do the Loan Parties rely on, any fiduciary duty to the Loan Parties or their affiliates on the part of the Credit Parties, (c) the Loan Parties are capable of evaluating and understanding, and the Loan Parties understand and accept, the terms, risks and conditions of the transactions contemplated by this Agreement and the other Loan Documents, (d) the Loan Parties have been advised that the Credit Parties are engaged in a broad range of transactions that may involve interests that differ from the Loan Parties' interests and that the Credit Parties have no obligation to disclose such interests and transactions to the Loan Parties, (e) the Loan Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent the Loan Parties have deemed appropriate in the negotiation, execution and delivery of this Agreement and the other Loan Documents, (f) each Credit Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by it and the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Loan Parties, any of their affiliates or any other Person, (g) none of the Credit Parties has any obligation to the Loan Parties or their affiliates with respect to the transactions contemplated by this Agreement or the other Loan Documents except those obligations expressly set forth herein or therein or in any other express writing executed and delivered by such Credit Party and the Loan Parties or any such affiliate and (h) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Credit Parties or among the Loan Parties and the Credit Parties.

10.14   Releases of Guarantees and Liens. (a)   Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 10.1) to take any action requested by the Borrower having the effect of releasing any Collateral or guarantee obligations (i) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to in accordance with Section 10.1 or (ii) under the circumstances described in paragraph (b) below.

(b) At such time as the Revolving Loans, the Reimbursement Obligations and the other obligations under the Loan Documents (other than obligations under or in respect of Specified Swap Agreements and contingent indemnification obligations not then due and payable) shall have been paid in full, the Commitments have been terminated and no Letters of Credit shall be outstanding, the Collateral shall be released from the Liens created by the Security Documents, and the Security Documents and all obligations (other than those expressly stated to survive such termination) of the Administrative Agent and each Loan Party under the

Security Documents shall terminate, all without delivery of any instrument or performance of any act by any Person.

10.15   Confidentiality. Each of the Administrative Agent and each Lender agrees to keep confidential all non-public information provided to it by any Loan Party, the Administrative Agent or any Lender pursuant to or in connection with this Agreement that is designated by the provider thereof as confidential; <u>provided</u> that nothing herein shall prevent the Administrative Agent or any Lender from disclosing any such information (a) to the Administrative Agent or any other Lender or to any Affiliate thereof that needs such information in connection with the transactions contemplated by the Loan Documents (it being understood that such Persons to whom disclosure is made will be informed of the confidential nature of such information and be instructed to keep it confidential), (b) subject to an agreement to comply with the provisions of this Section, to any actual or prospective Transferee or any direct or indirect counterparty to any Swap Agreement (or any professional advisor to such counterparty), (c) to its employees, directors, agents, attorneys, accountants and other professional advisors or those of any of its Affiliates (it being understood that such Persons to whom disclosure is made will be informed of the confidential nature of such information and be instructed to keep it confidential), (d) upon the request or demand of any Governmental Authority, (e) in response to any order of any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law, (f) if required to do so in connection with any litigation or similar proceeding, (g) that has been publicly disclosed other than as a result of a breach of this Section, (h) to the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency that requires access to information about a Lender's investment portfolio in connection with ratings issued with respect to such Lender, or (i) in connection with the exercise of any remedy hereunder or under any other Loan Document, or (j) if agreed by the Borrower in its sole discretion, to any other Person.

Each Lender acknowledges that information furnished to it pursuant to this Agreement or the other Loan Documents may include material non-public information concerning the Borrower and its Affiliates and their related parties or their respective securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with those procedures and applicable law, including federal and state securities laws.

All information, including requests for waivers and amendments, furnished by the Borrower or the Administrative Agent pursuant to, or in the course of administering, this Agreement or the other Loan Documents will be syndicate-level information, which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities. Accordingly, each Lender represents to the Borrower and the Administrative Agent that it has identified in its administrative questionnaire a credit contact who may receive information that may contain material non-public information in accordance with its compliance procedures and applicable law, including federal and state securities laws.

10.16   **WAIVERS OF JURY TRIAL. THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND**

UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

10.17   USA Patriot Act. Each Lender hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Patriot Act"), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Patriot Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

SOUTHERN STAR CENTRAL CORP.

By:_____

Name:
Title:

ROYAL BANK OF CANADA, as
Administrative Agent

By:_____

   Name:
   Title:

ROYAL BANK OF CANADA, as a Lender
and Issuing ~~Bank~~Lender

By:_____

   Name:
   Title:

U.S. BANK, NATIONAL ASSOCIATION, as a Lender

By:_____

Name:
Title:

Schedule 1.1A

Commitment Amounts of the Lenders

Name and Address of Lender	Revolving Commitment
Royal Bank of Canada 2800 Post Oak Blvd., Suite 3900 Houston, TX 77056	$30,000,000
Bank of America, N.A. One Bryant Park, 20th Floor New York, NY 10036	$20,000,000
Total Revolving Commitments	**$50,000,000.00**

Exhibit C

FORM OF
NEW LENDER SUPPLEMENT

SUPPLEMENT, dated _____ (this "Supplement"), to the Revolving Credit Agreement, dated as of July 3, 2012 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among SOUTHERN STAR CENTRAL CORP., a Delaware corporation, (the "Borrower"), the Lenders party thereto and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "Administrative Agent"). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Credit Agreement.

W I T N E S S E T H:

WHEREAS, the Credit Agreement provides in Section 2.18(b) thereof that any bank, financial institution or other entity may become a party to the Credit Agreement with the consent of the Borrower and the Administrative Agent (which consent shall not be unreasonably withheld) in connection with a transaction described in Section 2.18(a) thereof by executing and delivering to the Borrower and the Administrative Agent a supplement to the Credit Agreement in substantially the form of this Supplement; and

WHEREAS, the undersigned now desires to become a party to the Credit Agreement; NOW, THEREFORE, the undersigned hereby agrees as follows:

1.   The undersigned agrees to be bound by the provisions of the Credit Agreement, and agrees that it shall, on the date this Supplement is accepted by the Borrower and the Administrative Agent, become a Lender for all purposes of the Credit Agreement to the same extent as if originally a party thereto, with a Revolving Commitment of $_____.

2.   The undersigned (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Supplement and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to become a Lender, (iii) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 6.1 thereof, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Supplement on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender and (iv) if it is a Non-U.S. Lender, attached to this Supplement is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the undersigned, and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent or any other Lender, and based on such documents

and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

3.   The undersigned's address for notices for the purposes of the Credit Agreement is as follows:

_____

_____

_____

IN WITNESS WHEREOF, the undersigned has caused this Supplement to be executed and delivered by a duly authorized officer on the date first above written.

[NAME OF LENDER]

By:
    Name:
    Title:

Accepted this ____ day of _____, 20__:

SOUTHERN STAR CENTRAL CORP.

By:
    Name:
    Title:

[NAME OF ADMINISTRATIVE AGENT],
 as Administrative Agent

By:
    Name:
    Title:

FORM OF
INCREASED FACILITY ACTIVATION NOTICE-INCREMENTAL REVOLVING COMMITMENTS

To: _____, as Administrative Agent
under the Credit Agreement referred to below

Reference is made to the Revolving Credit Agreement, dated as of July 3, 2012 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among SOUTHERN STAR CENTRAL CORP., a Delaware corporation (the "Borrower"), the Lenders party thereto and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "Administrative Agent"). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Credit Agreement.

This notice is an Increased Facility Activation Notice referred to in the Credit Agreement, and the Borrower and each of the Lenders party hereto hereby notify you that:

1.   Each Lender party hereto agrees to obtain a Revolving Commitment or increase the amount of its Revolving Commitment as set forth opposite such Lender's name on the signature pages hereof under the caption "Incremental Revolving Commitment Amount".

2.   The Increased Facility Closing Date is _____.

3.   The aggregate amount of incremental Revolving Commitments contemplated hereby is $_____.

4.   The agreement of each Lender party hereto to obtain an incremental Revolving Commitment on the Increased Facility Closing Date is subject to the satisfaction of the following conditions precedent:

(a)   The Administrative Agent shall have received this notice, executed and delivered by the Borrower and each Lender party hereto.

(b)   (i)   Each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents shall be true and correct in all material respects on and as of such date as if made on and as of such date and (ii) no Default or Event of Default shall have occurred and be continuing.

[Signature page follows]

SOUTHERN STAR CENTRAL CORP.

By:
   Name:
   Title:

Incremental Revolving Commitment Amount [NAME OF LENDER]
$

_____
   Name:
   Title:

CONSENTED TO:
[NAME OF ADMINISTRATIVE AGENT],
as Administrative Agent

By:
   Name:
   Title:

EXHIBIT 10.2

$100,000,000

CREDIT AGREEMENT

among

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.,

as Borrower,

The Several Lenders from Time to Time Parties Hereto,

and

ROYAL BANK OF CANADA,

as Administrative Agent

Dated as of June 16, 2014

RBC CAPITAL MARKETS and MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,

as Joint Lead Arrangers and Joint Bookrunners

TABLE OF CONTENTS

SECTION 1. DEFINITIONS... 1
    1.1 Defined Terms... 1
    1.2 Other Definitional Provisions 21
SECTION 2. AMOUNT AND TERMS OF LOANS.. 22
    2.1 Term Commitments 22
    2.2 Procedure for Term Loan Borrowing... 22
    2.3 Repayment of Term Loans... 23
    2.4 Fees, etc... 23
    2.5 Optional Prepayments.. 23
    2.6 Mandatory Prepayments 23
    2.7 Conversion and Continuation Options.. 23
    2.8 Limitations on Eurodollar Tranches... 24
    2.9 Interest Rates and Payment Dates 24
    2.1 Computation of Interest and Fees 24
    2.11 Inability to Determine Interest Rate... 25
    2.12 Pro Rata Treatment and Payments.. 25
    2.13 Requirements of Law... 26
    2.14 Taxes 27
    2.15 Indemnity.. 31
    2.16 Change of Lending Office 31
    2.17 Replacement of Lenders 31
SECTION 3. REPRESENTATIONS AND WARRANTIES... 32
    3.1 Financial Condition.. 32
    3.2 No Change 32
    3.3 Existence; Compliance with Law 32
    3.4 Power; Authorization; Enforceable Obligations... 33
    3.5 No Legal Bar.. 33
    3.6 Litigation... 33
    3.7 No Default.. 33
    3.8 Ownership of Property; Liens... 33
    3.9 Intellectual Property... 33
    3.1 Taxes 33
    3.11 Federal Regulations 34
    3.12 Labor Matters.. 34
    3.13 ERISA 34
    3.14 Investment Company Act; Other Regulations 34
    3.15 Subsidiaries 34
    3.16 Use of Proceeds... 35
    3.17 Environmental Matters... 35
    3.18 Accuracy of Information, etc 35
    3.19 OFAC... 36
    3.2 Solvency... 36
    3.21 Senior Indebtedness 36

SECTION 4.	CONDITIONS PRECEDENT 36
	4.1	Conditions to Initial Extension of Credit 36
SECTION 5.	AFFIRMATIVE COVENANTS.. 37
	5.1	Financial Statements 37
	5.2	Certificates; Other Information.. 38
	5.3	Payment of Obligations.. 39
	5.4	Maintenance of Existence; Compliance... 40
	5.5	Maintenance of Property; Insurance 40
	5.6	Inspection of Property; Books and Records; Discussions 40
	5.7	Notices 40
	5.8	Environmental Laws 41
	5.9	Maintenance of Ratings 41
SECTION 6.	NEGATIVE COVENANTS... 41
	6.1	Financial Condition Covenants.. 41
	6.2	[Reserved] 41
	6.3	Liens... 41
	6.4	Fundamental Changes 42
	6.5	[Reserved] 42
	6.6	[Reserved] 42
	6.7	[Reserved] 42
	6.8	[Reserved] 42
	6.9	Transactions with Affiliates... 42
	6.1	Sales and Leasebacks 43
	6.11	Swap Agreements... 43
	6.12	Changes in Fiscal Periods 43
	6.13	Lines of Business 43
	6.14	Sanctions 43
SECTION 7.	EVENTS OF DEFAULT.. 44
SECTION 8.	THE AGENTS 45
	8.1	Appointment 46
	8.2	Delegation of Duties 46
	8.3	Exculpatory Provisions 46
	8.4	Reliance by Administrative Agent.. 46
	8.5	Notice of Default.. 47
	8.6	Non-Reliance on Agents and Other Lenders 47
	8.7	Indemnification 47
	8.8	Agent in Its Individual Capacity 48
	8.9	Successor Administrative Agent... 48
	8.1	Arrangers and Syndication Agent 48
SECTION 9.	MISCELLANEOUS 48
	9.1	Amendments and Waivers 48
	9.2	Notices 49
	9.3	No Waiver; Cumulative Remedies.. 50
	9.4	Survival of Representations and Warranties... 50
	9.5	Payment of Expenses and Taxes... 50
	9.6	Successors and Assigns; Participations and Assignments 51

080599-0099-14744-15923445

9.7 Adjustments; Set‑off 54

9.8 Counterparts 54

9.9 Severability 54

9.1 Integration 55

9.11 GOVERNING LAW 55

9.12 Submission To Jurisdiction; Waivers 55

9.13 Acknowledgements 55

9.14 Confidentiality 56

9.15 WAIVERS OF JURY TRIAL 57

9.16 USA Patriot Act 57

SCHEDULES:

1.1A	Term Commitments
3.4	Consents, Authorizations, Filings and Notices
3.15	Subsidiaries
6.9	Transactions with Affiliates

EXHIBITS:

A	Form of Compliance Certificate
B	Form of Closing Certificate
C	Form of Assignment and Assumption
D	Form of Legal Opinion of Orrick, Herrington & Sutcliffe LLP
E	Form of U.S. Tax Compliance Certificate
F	Form of Notice of Borrowing
G	Form of Notice of Prepayment
H	Form of Notice of Conversion or Continuation

CREDIT AGREEMENT (this "Agreement"), dated as of June 16, 2014, among SOUTHERN STAR CENTRAL GAS PIPELINE, INC., a Delaware corporation (the "Borrower"), the several banks and other financial institutions or entities from time to time parties to this Agreement (the "Lenders") and ROYAL BANK OF CANADA, as administrative agent.

The parties hereto hereby agree as follows:

SECTION 1. DEFINITIONS

1.1   Defined Terms. As used in this Agreement, the terms listed in this Section 1.1 shall have the respective meanings set forth in this Section 1.1.

"ABR": for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1% and (c) the Eurodollar Rate that would be calculated as of such day (or, if such day is not a Business Day, as of the next preceding Business Day) in respect of a proposed Eurodollar Loan with a one-month Interest Period plus 1.0%. Any change in the ABR due to a change in the Prime Rate, the Federal Funds Effective Rate or such Eurodollar Rate shall be effective as of the opening of business on the day of such change in the Prime Rate, the Federal Funds Effective Rate or such Eurodollar Rate, respectively.

"ABR Loans": Loans the rate of interest applicable to which is based upon the ABR.

"Administrative Agent": Royal Bank of Canada, together with its affiliates, as the administrative agent for the Lenders under this Agreement and the other Loan Documents, together with any of its successors.

"Affiliate": as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, "control" of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors (or persons performing similar functions) of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

"Agents": the collective reference to the Administrative Agent and any other agent identified on the cover page of this Agreement.

"Aggregate Exposure": with respect to any Lender at any time, an amount equal to the aggregate then unpaid principal amount of such Lender's Term Loans.

"Aggregate Exposure Percentage": with respect to any Lender at any time, the ratio (expressed as a percentage) of such Lender's Aggregate Exposure at such time to the Aggregate Exposure of all Lenders at such time.

"Agreement": as defined in the preamble hereto.

"Applicable Margin": for ABR Loans, 0.75% and for Eurodollar Loans, 1.75%;

"Approved Fund": as defined in Section 9.6(b).

"Arrangers": the Joint Lead Arrangers and Joint Bookrunners identified on the cover page of this Agreement.

"Asset Sale": any Disposition of property or series of related Dispositions of property that yields gross proceeds to any Group Member (valued at the initial principal amount thereof in the case of non-cash proceeds consisting of notes or other debt securities and valued at fair market value in the case of other non-cash proceeds).

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"Assignee": as defined in Section 9.6(b).

"Assignment and Assumption": an Assignment and Assumption, substantially in the form of Exhibit C.

"Attributable Debt": in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended.

"Available Cash Flow": for any period, Consolidated EBITDA of the Borrower and its Restricted Subsidiaries minus the sum of the following, each determined for such period on a consolidated basis:

(i) cash taxes paid by the Borrower and its Restricted Subsidiaries; plus

(ii) cash interest expense paid by the Borrower and its Restricted Subsidiaries whether or not capitalized (including, without limitation, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Swap Agreements); plus

(iii) Capital Expenditures of the Borrower and its Restricted Subsidiaries (except to the extent financed by the incurrence of Indebtedness); plus

(iv) the aggregate principal amount of long-term Indebtedness repaid by the Borrower and its Restricted Subsidiaries and the repayment by the Borrower and any Restricted Subsidiary of any short-term Indebtedness that financed Capital Expenditures referred to in clause (iii) above, excluding any such repayments (x) under working capital facilities (except to the extent that such Indebtedness so repaid was incurred to finance Capital Expenditures as described in clause (iii) above) and (y) through a refinancing involving the incurrence of new long-term Indebtedness.

"Bankruptcy Event": with respect to any Person, such Person becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, provided, further, that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

"Benefitted Lender": as defined in Section 9.7(a).

"Board": the Board of Governors of the Federal Reserve System of the United States (or any successor).

"Borrower": as defined in the preamble hereto.

"Business": as defined in Section 3.17(b).

"Business Day": a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close, provided, that with respect to notices and determinations

in connection with, and payments of principal and interest on, Eurodollar Loans, such day is also a day for trading by and between banks in Dollar deposits in the interbank eurodollar market.

"Calculation Date": as defined in the definition of Fixed Charge Coverage Ratio.

"Capital Expenditures": for any period, with respect to any Person, the aggregate of all expenditures by such Person and its Restricted Subsidiaries for the acquisition or leasing (pursuant to a capital lease) of fixed or capital assets or additions to equipment (including replacements, capitalized repairs and improvements during such period) that should be capitalized under GAAP on a consolidated balance sheet of such Person and its Restricted Subsidiaries.

"Capital Lease Obligations": as to any Person, at the time any determination is to be made, the amount of the liability as lessee in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

"Capital Stock": any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing, but excluding any debt securities convertible into any of the foregoing.

"Cash Equivalents": (a) United States dollars; (b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition; (c) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500,000,000 and a Thomson Bank Watch Rating of "B" or better; (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above; (e) commercial paper having the highest rating obtainable from Moody's or S&P and in each case maturing within six months after the date of acquisition; and (f) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a)-(e) above.

"Change of Control": the occurrence of any of the following:

(i) the Permitted Investors shall cease to have the power to vote or direct the voting of securities having a majority of the ordinary voting power for the election of directors of the Borrower (determined on a fully diluted basis);

(ii) the board of directors of the Borrower shall cease to consist of a majority of Continuing Directors;

(iii) a Specified Change of Control shall occur; or

(iv) Parent shall cease to own and control, of record and beneficially, directly, 100% of each class of outstanding Capital Stock of the Borrower free and clear of all Liens;

provided that, notwithstanding the foregoing, in no event shall any Disposition of Capital Stock (or the failure of the Borrower to own or control such Capital Stock) in connection with any Permitted Sale Transaction constitute a Change of Control (or otherwise require any consent or approval from any Lender or the Administrative Agent or otherwise be restricted hereunder).

"Change of Control Triggering Event": the occurrence of both a Change of Control and a Ratings Decline.

"Closing Date": the date on which the conditions precedent set forth in Section 4.1 shall have been satisfied, which date is June 16, 2014.

"Code": the Internal Revenue Code of 1986, as amended.

"Compliance Certificate": a certificate duly executed by a Responsible Officer substantially in the form of Exhibit A.

"Connection Income Taxes": Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

"Consolidated Capitalization Ratio": as at any date, the ratio of (a) Consolidated Total Debt on such date to (b) Consolidated Total Capitalization on such date.

"Consolidated EBITDA": for any period, Consolidated Net Income for such period plus, without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the sum of

(i)   an amount equal to any extraordinary loss plus any net loss realized by the Borrower and its Restricted Subsidiaries in connection with an asset sale or asset disposition, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(ii)   provision for taxes based on income or profits of the Borrower and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(iii)   Fixed Charges of such Person; plus

(iv)   depreciation, amortization (including amortization of intangibles but excluding amortization of other prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 "Goodwill and other Intangibles" but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Borrower and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(v)   all extraordinary, unusual or non-recurring items of loss or expense; minus

(vi)   all extraordinary, unusual or non-recurring items of gain or revenue; minus

(vii)   non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

Notwithstanding the foregoing, (a) amounts in clauses (i), (ii), (iv) and (v) relating to any Restricted Subsidiary will be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Borrower by such Restricted Subsidiary without any prior governmental approval (that has not been obtained) and by operation of the terms of its charter and all judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders and (b) Consolidated EBITDA for the Borrower and its Restricted Subsidiaries for the fiscal quarters ending June 30, 2013, September 30, 2013 and December 31, 2013 shall be $33,500,000, $33,500,000 and $33,500,000, respectively.

"Consolidated Net Income": with respect to the Borrower and its Restricted Subsidiaries for any period, the aggregate of the Net Income of the Borrower and it Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of an Unrestricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the Borrower or a Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) any unrealized non-cash gains or losses or charges in respect of Swap Agreements (including those resulting from the application of SFAS 133) will be excluded and (iv) the cumulative effect of a change in accounting principles after the Closing Date will be excluded.

"Consolidated Net Tangible Assets": with respect to the Borrower and its Restricted Subsidiaries at any date of determination, the aggregate amount of Total Assets included in the Borrower's most recent quarterly or annual consolidated balance sheet prepared in accordance with GAAP less applicable reserves reflected in such balance sheet, after deducting the following amounts: (i) all current liabilities reflected in such balance sheet, and (ii) all goodwill, trademarks, patents, unamortized debt discounts and expenses and other like intangibles reflected in such balance sheet.

"Consolidated Net Worth": at any date, the total of the amounts shown on the consolidated balance sheet of the Borrower and it Restricted Subsidiaries determined in accordance with GAAP, as of the end of the Borrower and it Restricted Subsidiaries' most recent fiscal quarter for which internal financial statements are available prior to the taking of any action for the purpose of which the determination is being made, as the sum of (1) the par or stated value of all of the Borrower and its Restricted Subsidiaries' outstanding Capital Stock, (2) paid-in capital or capital surplus relating to such Capital Stock and (3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

"Consolidated Total Capitalization": the sum of (i) Consolidated Total Debt and (ii) Consolidated Net Worth.

"Consolidated Total Debt": at any date, the aggregate principal amount of all Indebtedness of the Borrower and its Restricted Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP.

 "Continuing Directors": the directors of the Borrower on the Closing Date, after giving effect to the transactions contemplated hereby, and each other director, if, in each case, such other director represents the interests of the Sponsor (or such director is nominated for election by the Sponsor).

"Contractual Obligation": as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Control Investment Affiliate": as to any Person, any other Person that (a) directly or indirectly, is in control of, is controlled by, or is under common control with, such Person and (b) is organized by such Person primarily for the purpose of making equity or debt investments in one or more companies. For purposes of this definition, "control" of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

"Controlling Interest": an interest held by one or more Persons in another Person, if (a) such Persons own directly or indirectly, beneficially or of record, fifty percent (50%) or more of the outstanding Capital Stock of such other Person, and (b) either (i) such Persons hold, directly or indirectly, beneficially or of record, a majority of the outstanding Capital Stock in such other Person; or (ii) such Persons possess, directly or indirectly,

the power to cause the direction of the management of such other Person, whether through voting securities, by contract, control of the board of directors (or similar governing body) or otherwise.

"Credit Party": the Administrative Agent or any other Lender.

"Default": any of the events specified in Section 7, whether or not any requirement for the giving of notice, the lapse of time, or both, has been satisfied, including, in any event, a "Default" under and as defined in the OpCo Note Indenture, the Senior Notes Indentures, the New Senior Notes or the Revolving Credit Agreement.

"Designated Jurisdiction": any country or territory to the extent that such country or territory itself is the subject of any Sanction.

"Disposition": with respect to any property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms "Dispose" and "Disposed of" shall have correlative meanings.

"Disqualified Stock": any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Loans mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Borrower to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Borrower may not repurchase or redeem any such Capital Stock pursuant to such provisions.

"Dollars" and "$": dollars in lawful currency of the United States.

"Environmental Laws": any and all foreign, federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority or other Requirements of Law (including common law) regulating, relating to, or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time hereafter be in effect.

"ERISA": the Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Affiliate": any trade or business (whether or not incorporated) that, together with any Group Member, is treated as a single employer under Section 414 of the Code.

"ERISA Event": (a) the occurrence of any Reportable Event; (b) the failure of any Group Member or ERISA Affiliate to make by its due date a required installment under Section 430(j) of the Code with respect to any Pension Plan or any failure by any Pension Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Pension Plan, whether or not waived; (c) a determination that any Pension Plan is, or is reasonably expected to be, in "at risk" status (within the meaning of Section 430 of the Code or Section 303 of ERISA); (d) the filing pursuant to Section 412 of the Code or Section 302 of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan; (e) the occurrence of any event or condition which would reasonably be expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or the incurrence by any Group Member or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Pension Plan, including but not limited to the imposition of any Lien in favor of the PBGC or any Pension Plan; (f) the receipt by any Group Member or any ERISA Affiliate from the PBGC or a Pension Plan administrator of any notice relating to an intention to terminate any Pension Plan or to appoint a trustee to administer any Pension Plan under Section 4042 of ERISA; (g) the failure by any Group Member or any of its ERISA Affiliates to make any required contribution to a Multiemployer Plan pursuant to Sections 431 or 432 of the Code; (h) the incurrence by any Group Member or any ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal from any Pension Plan or Multiemployer Plan; (i) the receipt by any Group Member or any ERISA Affiliate of any

notice, or the receipt by any Multiemployer Plan from a Group Member or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is reasonably expected to be, Insolvent, in Reorganization, in "endangered" or "critical" status (within the meaning of Section 432 of the Code or Section 305 of ERISA), or terminated (within the meaning of Section 4041A of ERISA); or (j) the failure by any Group Member or any of its ERISA Affiliates to pay when due (after expiration of any applicable grace period) any installment payment with respect to Withdrawal Liability under Section 4201 of ERISA.

"Eurocurrency Reserve Requirements": for any day as applied to a Eurodollar Loan, the aggregate (without duplication) of the maximum rates (expressed as a decimal fraction) of reserve requirements in effect on such day (including basic, supplemental, marginal and emergency reserves) under any regulations of the Board or other Governmental Authority having jurisdiction with respect thereto dealing with reserve requirements prescribed for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board) maintained by a member bank of the Federal Reserve System.

"Eurodollar Base Rate":   for any Interest Period with respect to a Eurodollar Loan, the rate per annum determined by the Administrative Agent at approximately 11:00 a.m. (London time), on the date that is two Business Days prior to the commencement of such Interest Period by reference to the rate set by ICE Benchmark Administration for deposits in Dollars (as set forth by any service selected by the Administrative Agent that has been nominated by ICE Benchmark Administration as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period; provided, however, that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the "Eurodollar Base Rate" shall be the interest rate per annum determined by the Administrative Agent to be the average of the rates per annum at which deposits in Dollars are offered for such relevant Interest Period to major banks in the London interbank market in London, England by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the beginning of such Interest Period.

"Eurodollar Loans": Loans the rate of interest applicable to which is based upon the Eurodollar Rate.

"Eurodollar Rate": with respect to each day during each Interest Period pertaining to a Eurodollar Loan, a rate per annum determined for such day in accordance with the following formula:

$$\frac{\text{Eurodollar Base Rate}}{1.00 - \text{Eurocurrency Reserve Requirements}}$$

"Eurodollar Tranche": the collective reference to Eurodollar Loans under the Term Facility the then current Interest Periods with respect to all of which begin on the same date and end on the same later date (whether or not such Term Loans shall originally have been made on the same day).

"Event of Default": any of the events specified in Section 7, provided that any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

"Excluded Taxes": any of the following Taxes imposed on or with respect to a Credit Party or required to be withheld or deducted from a payment to a Credit Party, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Credit Party being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. Federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan (other than pursuant to an assignment request by the Borrower under Section 2.17), except to the extent that, pursuant to Section 2.14, amounts with respect to such Taxes were payable to such Lender's assignor immediately before such Lender acquired the applicable interest in the Loan, (ii) a direct or indirect beneficial owner of Lender acquires an indirect beneficial interest in the Loan through such Lender, except to the extent that, pursuant to Section 2.14, amounts with respect to

such Taxes were payable to such Lender immediately before such beneficial owner acquired the applicable beneficial interest in the Loan, or (iii) such Lender changes its lending office or its residence or place of organization, except to the extent that, pursuant to Section 2.14, amounts with respect to such Taxes were payable to such Lender immediately before it changed its lending office or its residence or place of organization, (c) Taxes attributable to such Credit Party's failure to comply with Section 2.14(f), (d) any U.S. Federal withholding Taxes imposed under FATCA and (e) any backup withholding Tax that is required by the Code to be withheld from amounts payable to a recipient that is a U.S. Person.

"FATCA": Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

"Federal Funds Effective Rate": for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank on the Business Day next succeeding such day; provided, that (a), if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the immediately preceding Business Day as so published on the next succeeding Business Day and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Effective Rate for such day shall be the average rate charged to the Administrative Agent on such day on such transactions as determined by the Administrative Agent.

"FERC": as defined in Section 1.2(c).

"Fixed Charge Coverage Ratio": with respect to the Borrower and its Restricted Subsidiaries for any four-quarter reference period, the ratio of the Consolidated EBITDA of the Borrower and its Restricted Subsidiaries for such period to the Fixed Charges of the Borrower and its Restricted Subsidiaries for such period. In the event that the Borrower or Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems any Disqualified Stock or preferred stock subsequent to the commencement of the applicable four-quarter reference period and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurs (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of proceeds therefrom, as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(i)   acquisitions that have been made by the Borrower or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, subsequent to the commencement of the applicable four quarter reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of such period and Consolidated EBITDA for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act including any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial officer or chief accounting officer of the Borrower (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act of 1933 or any other regulation or policy of the SEC related thereto);

(ii)   the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(iii)   the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the Borrower or any of its Restricted Subsidiaries following the Calculation Date.

"Fixed Charges": with respect to the Borrower and its Restricted Subsidiaries for any period, the sum, without duplication, of:

(i)   the consolidated interest expense of the Borrower and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings), and net of the effect of all payments made or received pursuant to Swap Agreements incurred with respect to Indebtedness; plus

(ii)   the consolidated interest of the Borrower and its Restricted Subsidiaries that was capitalized during such period; plus

(iii)   any interest expense on Indebtedness of another Person that is guaranteed by the Borrower or one of its Restricted Subsidiaries or secured by a Lien on assets of the Borrower or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon); plus

(iv)   all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on equity interests payable solely in Capital Stock of the Borrower (other than Disqualified Stock) or to the Borrower or a Restricted Subsidiary of the Borrower.

"Funded Status": as defined in Section 3.13.

"Funding Office": the office of the Administrative Agent specified in Section 9.2 or such other office as may be specified from time to time by the Administrative Agent as its funding office by written notice to the Borrower and the Lenders.

"GAAP": generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession.

"Governmental Authority": any nation or government or any state or other political subdivision thereof, including any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government.

"Group Members": the collective reference to the Borrower and its Subsidiaries.

"Guarantee Obligation": as to any Person (the "guaranteeing person"), any obligation, including a reimbursement, counterindemnity or similar obligation, of the guaranteeing Person that guarantees or in effect guarantees, or which is given to induce the creation of a separate obligation by another Person (including any bank under any letter of credit) that guarantees or in effect guarantees, any Indebtedness, leases, dividends or other obligations (the "primary obligations") of any other third Person (the "primary obligor") in any manner, whether directly or indirectly, including any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or

equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person's maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith.

"Indebtedness": of any Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than current trade payables incurred in the ordinary course of such Person's business), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations of such Person, (f) all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of acceptances, letters of credit or surety bonds or similar arrangements, (g) the liquidation value of all redeemable preferred Capital Stock of such Person, (h) all Guarantee Obligations of such Person in respect of obligations of the kind referred to in clauses (a) through (g) above, (i) all obligations of the kind referred to in clauses (a) through (h) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation, and (j) for the purposes of Section 7(e) only, all obligations of such Person in respect of Swap Agreements. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor; provided that until the date that is sixty (60) days following the Closing Date, for purposes of this definition, where on or before such date such Person has made irrevocable payment or irrevocable notice of such payment for any principal or interest in respect of the Senior Registered Notes or the Senior Unregistered Notes that is owed or would be owed through the date of maturity or redemption of the Senior Registered Notes or the Senior Unregistered Notes, to the extent the aggregate amount of unrestricted cash and Cash Equivalents of such Person is at least equal to such amount, the principal amount outstanding under the Senior Registered Notes and the Senior Unregistered Notes, as applicable, shall not be considered "Indebtedness" for purposes of this definition.

"Indemnified Taxes": (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a) above, Other Taxes.

"Insolvent": with respect to any Multiemployer Plan, the condition that such plan is insolvent within the meaning of Section 4245 of ERISA.

"Intellectual Property": the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

"Interest Payment Date": (a) as to any ABR Loan, the last Business Day of each March, June, September and December (or, if an Event of Default is in existence, the last Business Day of each calendar month)

to occur while such Loan is outstanding and the final maturity date of such Loan, (b) as to any Eurodollar Loan having an Interest Period of three months or less, the last day of such Interest Period, and (c) as to any Eurodollar Loan having an Interest Period longer than three months, each day that is three months, or a whole multiple thereof, after the first day of such Interest Period and the last day of such Interest Period.

"Interest Period": as to any Eurodollar Loan, (a) initially, the period commencing on the borrowing or conversion date, as the case may be, with respect to such Eurodollar Loan and ending one, two, three or six (or, if agreed to by all Lenders under the Term Facility, nine or twelve) months thereafter, as selected by the Borrower in its notice of borrowing or notice of conversion, as the case may be, given with respect thereto; and (b) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such Eurodollar Loan and ending one, two, three or six (or, if agreed to by all Lenders under the Term Facility, nine or twelve) months thereafter, as selected by the Borrower by irrevocable notice to the Administrative Agent not later than 11:00 A.M., New York City time, on the date that is three Business Days prior to the last day of the then current Interest Period with respect thereto; provided that, all of the foregoing provisions relating to Interest Periods are subject to the following:

(i)   if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day;

(ii)   the Borrower may not select an Interest Period for any Loan that would extend beyond the Term Loan Maturity Date.

(iii)   any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month; and

(iv)   the Borrower shall select Interest Periods so as not to require a payment or prepayment of any Eurodollar Loan during an Interest Period for such Loan.

"Investments": with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantee Obligations or other obligations), advances or capital contributions (excluding (x) commission, travel and similar advances to officers and employees made in the ordinary course of business and (y) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender), purchases or other acquisitions for consideration of Indebtedness, Capital Stock or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Borrower or any Restricted Subsidiary of the Borrower sells or otherwise disposes of any Capital Stock of any direct or indirect Restricted Subsidiary of the Borrower such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Borrower, the Borrower will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the fair market value of the Capital Stock of such Restricted Subsidiary not sold or disposed of.

"IRS": the United States Internal Revenue Service.

"Lender Parent":   with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a Subsidiary.

"Lenders": as defined in the preamble hereto.

"Lien": any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or

preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

"Loan": any loan made by any Lender pursuant to this Agreement.

"Loan Documents": this Agreement, the Notes and any amendment, waiver, supplement or other modification to any of the foregoing.

"Loan Parties": each Group Member that is a party to a Loan Document.

"Material Adverse Effect": a material adverse effect on (a) the business, property, operations or financial condition of the Borrower and its Subsidiaries taken as a whole or (b) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights or remedies of the Administrative Agent or the Lenders hereunder or thereunder.

"Materials of Environmental Concern": any gasoline, petroleum (including crude oil or any fraction thereof) or petroleum products, asbestos, polychlorinated biphenyls, urea-formaldehyde insulation, and any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under any Environmental Law.

"Moody's": Moody's Investors Service, Inc.

"Multiemployer Plan": a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Net Cash Proceeds": (a) in connection with any Asset Sale or any Recovery Event, the proceeds thereof in the form of cash and Cash Equivalents (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received), net of attorneys' fees, accountants' fees, investment banking fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted hereunder on any asset that is the subject of such Asset Sale or Recovery Event and other customary fees and expenses actually incurred in connection therewith and net of taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements); provided that notwithstanding the foregoing, proceeds from any Asset Sale or Recovery Event shall be deemed to be "Net Cash Proceeds" solely to the extent in excess of, when taken together with the proceeds received from all other Asset Sale or Recovery Events since the Closing Date, $100,000,000 and (b) in connection with any incurrence of Indebtedness, the cash proceeds received from such incurrence, net of attorneys' fees, investment banking fees, accountants' fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection therewith; provided that notwithstanding the foregoing, proceeds from any incurrence of Indebtedness shall be deemed to be "Net Cash Proceeds" solely to the extent in excess of, when taken together with the proceeds received from all other incurrence of Indebtedness since the Closing Date, $100,000,000.

"Net Income": with respect any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (A) any asset sale or asset disposition or (B) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (ii) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

"New Senior Notes": the 5.125% Senior Notes due 2022 issued by the Parent pursuant to the New Senior Notes Indenture.

"New Senior Notes Indenture": the Indenture dated as of June 16, 2014 entered into by the Parent in connection with the issuance of the New Senior Notes, together with all instruments and other agreements entered into by the Parent in connection therewith.

"Non-Consenting Lender": as defined in Section 2.17.

"Non-Recourse Debt": Indebtedness (i) as to which neither the Borrower nor any of its Restricted Subsidiaries (A) provides credit support of any kind (including undertaking, agreement or instrument that would constitute Indebtedness), (B) is directly indirectly liable (as a guarantor or otherwise) or (C) is the lender, (ii) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) holder of any other Indebtedness of the Borrower or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to accelerated or payable prior to its stated maturity and (iii) as to which the lenders or other credit providers have been notified in writing that they will not have any recourse to the stock assets of the Borrower or any of its Restricted Subsidiaries.

"Non-U.S. Lender": (a) if the Borrower is a U.S. Person, a Lender, with respect to the Borrower, that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, a Lender, with respect to the Borrower, that is resident or organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes.

"Notes": the collective reference to any promissory note evidencing a Loan.

"Obligations": the unpaid principal of and interest on (including interest accruing after the maturity of the Loans and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Loans and all other obligations and liabilities of the Borrower to the Administrative Agent or to any Lender whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Loan Document or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to the Administrative Agent or to any Lender that are required to be paid by the Borrower pursuant hereto) or otherwise.

"OFAC": the Office of Foreign Assets Control of the United States Department of the Treasury.

"OpCo Capitalization Ratio": for any period, the ratio of (a) Consolidated Total Debt attributable solely to the Borrower for such period to (b) OpCo Total Capitalization for such period.

"OpCo Notes": the 6.00% Senior Notes due 2016 issued by the Borrower pursuant to the OpCo Notes Indenture.

"OpCo Notes Indenture": the Indenture dated as of April 13, 2006 entered into by the Borrower in connection with the issuance of the OpCo Notes, together with all instruments and other agreements entered into by the Borrower in connection therewith.

"OpCo Total Capitalization": the sum of (i) Consolidated Total Debt and (ii) Consolidated Net Worth, in each case, attributable solely to the Borrower.

"Other Connection Taxes": with respect to any Credit Party, Taxes imposed as a result of a present or former connection between such Credit Party and the jurisdiction imposing such Tax (other than connections arising solely from such Credit Party having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced, any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

"Other Taxes": all present or future stamp, court, or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan

Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.17).

"Parent": Southern Star Central Corp., a Delaware corporation, the direct parent company of the Borrower.

"Participant": as defined in Section 9.6(c).

"Participant Register": as defined in Section 9.6(c).

"Patriot Act": as defined in Section 9.16.

"PBGC": the Pension Benefit Guaranty Corporation established pursuant to ERISA any successor entity performing similar functions.

"Pension Plan": any Plan subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

"Permitted Investors": the collective reference to the Sponsor and their respective Control Investment Affiliates.

"Permitted Refinancing Indebtedness": any Indebtedness of the Borrower or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Borrower or any of its Subsidiaries (other than intercompany Indebtedness); provided that (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a weighted average life to maturity equal to or greater than the weighted average life to maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iv) such Permitted Refinancing Indebtedness is incurred either by the Borrower or by the Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (v) no Default or Event of Default exists on the date of issuance of such Permitted Refinancing Indebtedness and (vi) such Permitted Refinancing Indebtedness is not guaranteed by any Person that is not a guarantor of all of the Obligations.

"Permitted Sale Transaction": a sale, transfer or similar transaction pursuant to which all or substantially all of the outstanding Capital Stock in the Borrower are directly or indirectly Disposed of and transferred to a Successor Sponsor on a one-time basis, whereupon such Successor Sponsor shall become the Sponsor for purposes of this Agreement; provided that no more than one Permitted Sale Transaction shall be permitted to be consummated prior to the Term Loan Maturity Date; provided further that at all times following the consummation of any such sale or similar transaction (except as described in clauses (c) and (d) below), (a) for twelve (12) months following the consummation of any such sale or similar transaction, day-to-day management of the Borrower continues to be conducted by the members of management as of the date of such transaction, (b) fifty percent (50%) or more of the Capital Stock in the Successor Sponsor is held by Persons who are Qualified Owners, (c) the Administrative Agent shall have received all documentation and other information about the Successor Sponsor that have been requested by Administrative Agent (either on its behalf or on behalf of any Lender) that Administrative Agent or any Lender shall have reasonably determined is required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including the Patriot Act and (d) as of the effective date of any such sale or similar transaction, the Successor Sponsor shall certify to the Administrative Agent for the benefit of the Lenders that, the representations and warranties contained in Section

3.19 shall be true and correct in all material respects on and as of such effective date. Any failure to comply with clauses (a) through (d) above shall result in such sale or similar transaction being deemed a Change of Control.

"Person": an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

"Plan": any employee benefit plan as defined in Section 3(3) of ERISA, including (i) any employee welfare benefit plan (as defined in Section 3(1) of ERISA) in respect of which any Group Member is an "employer" as defined in Section 3(5) of ERISA, and (ii) any employee pension benefit plan (as defined in Section 3(2) of ERISA but excluding any Multiemployer Plan) in respect of which any Group Member is an "employer" as defined in Section 3(5) of ERISA and, with respect to any such plans that are Pension Plans, in respect of which any Group Member or any ERISA Affiliate is (or, if such Plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Prime Rate": the rate of interest per annum publicly announced from time to time by the Royal Bank of Canada as its prime rate in effect at its principal office in New York City (the Prime Rate not being intended to be the lowest rate of interest charged by the Royal Bank of Canada in connection with extensions of credit to debtors).

"Principal Property": any natural gas pipeline property located in the United States, except any such property that in the opinion of the Borrower's board of directors is not of material importance to the total business conducted by the Borrower and any consolidated Subsidiaries.

"Projections": as defined in Section 5.2(c).

"Properties": as defined in Section 3.17(a).

"Qualified Owner": a transferee that is not an Affiliate of the Sponsor (a) which itself or through any one of its Affiliates either (i) has a rating of Baa2 or higher from Moody's or a rating of BBB or higher from S&P (or such other ratings approved by the Required Lenders) or (ii) has a tangible net worth (or equivalent membership or partner capital) of not less than five hundred million Dollars ($500,000,000), (b) for which the Administrative Agent shall have received all documentation and other information with respect thereto that been requested by Administrative Agent (either on its behalf or on behalf of any Lender) that the Administrative Agent or any Lender shall have reasonably determined is required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including the Patriot Act, (c) which, as of the effective date of any applicable transfer certifies to the Administrative Agent for the benefit of the Lenders that, the representations and warranties contained in Section 3.19 shall be true and correct in all material respects on and as of such effective date and (d) is in compliance with all Requirements of Law (including, for the avoidance of doubt, FERC) applicable to such Person.

"Ratings Decline": the rating of the OpCo Notes by either Moody's or S&P shall be decreased by one or more gradations (including gradations within the rating categories as well as between categories) within 60 days after the earlier of: (i) the date of public notice of the occurrence of a Change of Control or (ii) public notice of the intention of the Borrower to effect a Change of Control (which 60-day period shall be extended so long as the rating of the OpCo Notes is under publicly announced consideration for possible downgrade by either Moody's or S&P).

"Recovery Event": any settlement of or payment in respect of any property or casualty insurance claim or any condemnation proceeding relating to any asset of any Group Member.

"Register": as defined in Section 9.6(b).

"Regulation U": Regulation U of the Board as in effect from time to time.

"Reinvestment Deferred Amount": with respect to any Reinvestment Event, the aggregate Net Cash Proceeds received by any Group Member in connection therewith that are not applied to prepay the Term Loans pursuant to Section 2.6(a) as a result of the delivery of a Reinvestment Notice.

"Reinvestment Event": any Asset Sale or Recovery Event in respect of which the Borrower has delivered a Reinvestment Notice.

"Reinvestment Notice": a written notice executed by a Responsible Officer stating that no Event of Default has occurred and is continuing and that the Borrower (directly or indirectly through a Subsidiary) intends and expects to use all or a specified portion of the Net Cash Proceeds of an Asset Sale or Recovery Event to acquire or repair assets useful in its business.

"Reinvestment Prepayment Amount": with respect to any Reinvestment Event, the Reinvestment Deferred Amount relating thereto less any amount expended prior to the relevant Reinvestment Prepayment Date to acquire or repair assets useful in the Borrower's business.

"Reinvestment Prepayment Date": with respect to any Reinvestment Event, the earlier of (a) the date occurring twelve months after such Reinvestment Event, provided that prior to such date the Borrower has not entered into an agreement with any other Person to acquire, repair or invest in assets useful in the Borrower's business (provided that upon such agreement, the Borrower shall have an additional six months to consummate such agreement) and (b) the date on which the Borrower shall have determined not to, or shall have otherwise ceased to, acquire, repair or invest in assets useful in the Borrower's business with all or any portion of the relevant Reinvestment Deferred Amount.

"Reorganization": with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

"Reportable Event": any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, with respect to a Pension Plan, other than those events as to which notice is waived pursuant to DOL Reg. Section 4043, or any successor thereto.

"Required Lenders": at any time, the holders of more than 50% of the aggregate unpaid principal amount of the Term Loans then outstanding; provided that any time there are two or fewer Lenders, the Required Lenders shall consist of such Lenders.

"Requirements of Law": as to any Person, the Certificate of Incorporation and By‑Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Responsible Officer": the chief executive officer, president or chief financial officer of the Borrower, but in any event, with respect to financial matters, the chief financial officer of the Borrower.

"Restricted Subsidiary": any Subsidiary of the Borrower other than any Unrestricted Subsidiary.

"Revolving Credit Agreement": the Revolving Credit Agreement, dated as of July 3, 2012, among Southern Star Central Corp., as borrower, the several banks and other financial institutions or entities from time to time parties thereto and Royal Bank of Canada, as administrative agent.

"S&P": Standard & Poor's Ratings Services.

"Sanction(s)": any international economic sanction administered or enforced by OFAC, Her Majesty's Treasury, the Department of Foreign Affairs and International Trade (Canada) or any other relevant similar sanctions authority.

"SEC": the Securities and Exchange Commission, any successor thereto and any analogous Governmental Authority.

"Senior Notes": The Senior Registered Notes and the Senior Unregistered Notes.

"Senior Notes Indentures": The Senior Registered Notes Indenture and the Senior Unregistered Notes Indenture.

"Senior Registered Notes": the 6.75% Senior Registered Notes due 2016 issued by the Parent pursuant to the Senior Registered Notes Indenture.

"Senior Registered Notes Indenture": the Indenture dated as of April 13, 2006 entered into by the Parent in connection with the issuance of the Senior Registered Notes, together with all instruments and other agreements entered into by the Parent in connection therewith.

"Senior Unregistered Notes": the 6.75% Senior Unregistered Notes due 2016 issued by the Parent pursuant to the Senior Unregistered Notes Indenture.

"Senior Unregistered Notes Indenture": the Indenture dated as of April 16, 2008 entered into by the Parent in connection with the issuance of the Senior Unregistered Notes, together with all instruments and other agreements entered into by the Parent in connection therewith.

"Solvent": when used with respect to any Person, means that, as of any date of determination, (a) the amount of the "present fair saleable value" of the assets of such Person will, as of such date, exceed the amount of all "liabilities of such Person, contingent or otherwise", as of such date, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (d) such Person will be able to pay its debts as they mature. For purposes of this definition, (i) "debt" means liability on a "claim", and (ii) "claim" means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

"Specified Change of Control": a "Change of Control Triggering Event" as defined in the OpCo Notes Indenture, the Senior Notes Indentures or the New Senior Notes Indenture (or any similar documentation related to any Permitted Refinancing Indebtedness).

"Specified Swap Agreement": any Swap Agreement in respect of interest rates, currency exchange rates or commodity prices entered into by the Borrower and any Person that is a Lender or an affiliate of a Lender at the time such Swap Agreement is entered into.

"Sponsor": Morgan Stanley Infrastructure Inc.

"Subsidiary": as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

"Successor Sponsor": a transferee, the Controlling Interest in which is owned, beneficially and of record, by Qualified Owners.

"Swap Agreement": any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or any of its Subsidiaries shall be a "Swap Agreement".

"Syndication Agent": the Syndication Agent identified on the cover page of this Agreement.

"Taxes": all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Term Commitment": as to any Lender, the obligation of such Lender to make a Term Loan to the Borrower in a principal amount not to exceed the amount set forth under the heading "Term Commitment" opposite such Lender's name on Schedule 1.1A. The original aggregate amount of the Term Commitments is $100,000,000.

"Term Facility": each of the Term Commitments and the extensions of credit made thereunder.

"Term Loans": as defined in Section 2.1.

"Term Loan Maturity Date": June 1, 2016.

"Total Assets": with respect to the Borrower and its Restricted Subsidiaries for any period, the total assets of the Borrower and it Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP, as shown on the most recently available consolidated balance sheet of the Borrower and its Restricted Subsidiaries for such period.

"Transferee": any Assignee or Participant.

"Type": as to any Loan, its nature as an ABR Loan or a Eurodollar Loan.

"United States": the United States of America.

"Unrestricted Subsidiary": any Subsidiary of the Borrower that is formed after the Closing Date which the Borrower designates as an Unrestricted Subsidiary in a written notice to the Administrative Agent; provided that (i) such Subsidiary has no Indebtedness other than Non-Recourse Debt; (ii) such Subsidiary is not party to any agreement, contract, arrangement or understanding with the Borrower or any Restricted Subsidiary of the Borrower unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Borrower or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Borrower; (iii) such Subsidiary is a Person with respect to which neither the Borrower nor any of its Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Capital Stock or (B) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (iv) such Subsidiary has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Borrower or any of its Restricted Subsidiaries and (iv) immediately after giving effect to such designation, the Borrower will be in compliance with Section 6.1 calculated on a pro forma basis as of the end of the quarter most recently ended prior to the date of such designation for which financial statements have been delivered pursuant to Section 5.1.

Any such designation by the Borrower of a Subsidiary of the Borrower as an Unrestricted Subsidiary shall be evidenced to the Administrative Agent by filing with the Administrative Agent a certified copy of a resolution of the board of directors giving effect to such designation and an officer's certificate certifying that such designation complied with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Agreement and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Borrower as of such date.

"U.S. Person": a "United States person" within the meaning of Section 7701(a)(30) of the Code.

"U.S. Tax Compliance Certificate": as defined in Section 2.14(f)(ii)(B)(3).

"Wholly Owned Subsidiary": as to any Person, any other Person all of the Capital Stock of which (other than directors' qualifying shares required by law) is owned by such Person directly and/or through other Wholly Owned Subsidiaries.

"Withdrawal Liability": any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.

1.2   Other Definitional Provisions. (a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents or any certificate or other document made or delivered pursuant hereto or thereto.

(b)   As used herein and in the other Loan Documents, and any certificate or other document made or delivered pursuant hereto or thereto, (i) accounting terms relating to any Group Member not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP (provided that all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made without giving effect to (x) any election under Accounting Standards Codification 825-10-25 (previously referred to as Statement of Financial Accounting Standards 159) (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or any Subsidiary at "fair value", as defined therein and (y) any treatment of Indebtedness in respect of convertible debt instruments under Accounting Standards Codification 470-20 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof), (ii) the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation", (iii) the word "incur" shall be construed to mean incur, create, issue, assume, become liable in respect of or suffer to exist (and the words "incurred" and "incurrence" shall have correlative meanings), (iv) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Capital Stock, securities, revenues, accounts, leasehold interests and contract rights, and (v) references to agreements or other Contractual Obligations shall, unless otherwise specified, be deemed to refer to such agreements or Contractual Obligations as amended, supplemented, restated or otherwise modified from time to time.

(c)   All accounting and reporting policies contained herein conform with accounting principles generally accepted in the United States. The financial information contained herein has been prepared in accordance with rules and regulations of the SEC. The Parent maintains its accounting records subject to GAAP, and the Parent is not itself directly subject to the Federal Energy Regulatory Commission's ("FERC") Uniform System of Accounts ("USofA") under the Natural Gas Act, as amended (the "NGA"). The Borrower is a "natural-gas company" subject to accounting regulation (among other matters) under the NGA. As with essentially all natural-gas companies, the Borrower's transmission, storage, and related activities are subject to regulation by the FERC and, as such, rates and charges for the transportation of natural gas in interstate commerce, the extension, enlargement or abandonment of jurisdictional facilities, and its accounting, among other things, are subject to regulation. The Borrower maintains its accounting records subject to FERC's USofA.

(d)	The words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(e)	The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

SECTION 2. AMOUNT AND TERMS OF LOANS

2.1	Term Commitments. Subject to the terms and conditions hereof, (a) each Lender severally agrees to make a term loan (a "Term Loan") to the Borrower on the Closing Date in an amount not to exceed the amount of the Term Commitment of such Lender. The Term Loans may from time to time be Eurodollar Loans or ABR Loans, as determined by the Borrower and notified to the Administrative Agent in accordance with Sections 2.2 and 2.7.

2.2	Procedure for Term Loan Borrowing. The Borrower shall give the Administrative Agent irrevocable notice substantially in the form of Exhibit F (which notice must be received by the Administrative Agent prior to 10:00 A.M., New York City time, one Business Day prior to the anticipated Closing Date) requesting that the Lenders make the Term Loans on the Closing Date and specifying the amount to be borrowed. Upon receipt of such notice the Administrative Agent shall promptly notify each Lender thereof. Not later than 12:00 Noon, New York City time, on the Closing Date each Lender shall make available to the Administrative Agent at the Funding Office an amount in immediately available funds equal to the Term Loan or Term Loans to be made by such Lender. The Administrative Agent shall credit the account of the Borrower on the books of such office of the Administrative Agent with the aggregate of the amounts made available to the Administrative Agent by the Lenders in immediately available funds.

2.3	Repayment of Term Loans. The Term Loan of each Lender shall be repaid in full as of the Term Loan Maturity Date.

2.4	Fees, etc. The Borrower agrees to pay to the Administrative Agent the fees in the amounts and on the dates as set forth in any fee agreements with the Administrative Agent and to perform any other obligations contained therein.

2.5	Optional Prepayments. The Borrower may at any time and from time to time prepay the Loans, in whole or in part, without premium or penalty, upon irrevocable notice substantially in the form of Exhibit G delivered to the Administrative Agent no later than 11:00 A.M., New York City time, three Business Days prior thereto, in the case of Eurodollar Loans, and no later than 11:00 A.M., New York City time, one Business Day prior thereto, in the case of ABR Loans, which notice shall specify the date and amount of prepayment and whether the prepayment is of Eurodollar Loans or ABR Loans; provided, that if a Eurodollar Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, the Borrower shall also pay any amounts owing pursuant to Section 2.15. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with (except in the case of ABR Loans) accrued interest to such date on the amount prepaid.

2.6	Mandatory Prepayments. (a)	If any Indebtedness shall be incurred by any Group Member, an amount equal to 100% of the Net Cash Proceeds thereof shall be applied on the date of such incurrence toward the prepayment of the Term Loans. If on any date any Group Member shall receive Net Cash Proceeds from any Asset Sale or Recovery Event then, unless a Reinvestment Notice shall be delivered in respect thereof, such Net Cash Proceeds shall be applied on such date toward the prepayment of the Term Loans; provided that, notwithstanding the foregoing, (i) the aggregate Net Cash Proceeds of Asset Sales and Recovery Events that may be excluded from the foregoing requirement pursuant to a Reinvestment Notice shall not exceed $25,000,000 in any fiscal year of the Borrower and (ii) on each Reinvestment Prepayment Date, an amount equal to the Reinvestment Prepayment Amount with respect to the relevant Reinvestment Event shall be applied toward the prepayment of the

Term Loans.

(b)   Amounts to be applied in connection with prepayments made pursuant to Section 2.6(a) shall be applied to the prepayment of the Term Loans in accordance with Section 2.12(b). The application of any prepayment pursuant to Section 2.6(a) shall be made, <u>first</u>, to ABR Loans and, <u>second</u>, to Eurodollar Loans. Each prepayment of the Loans under Section 2.6(a) shall be accompanied by accrued interest to the date of such prepayment on the amount prepaid.

2.7   <u>Conversion and Continuation Options</u>. (a) The Borrower may elect from time to time to convert Eurodollar Loans to ABR Loans by giving the Administrative Agent prior irrevocable notice of such election substantially in the form of Exhibit H no later than 11:00 A.M., New York City time, on the Business Day preceding the proposed conversion date, <u>provided</u> that any such conversion of Eurodollar Loans may only be made on the last day of an Interest Period with respect thereto. The Borrower may elect from time to time to convert ABR Loans to Eurodollar Loans by giving the Administrative Agent prior irrevocable notice of such election no later than 11:00 A.M., New York City time, on the third Business Day preceding the proposed conversion date (which notice shall specify the length of the initial Interest Period therefor), <u>provided</u> that no ABR Loan may be converted into a Eurodollar Loan when any Event of Default has occurred and is continuing and the Required Lenders have determined in their sole discretion not to permit such conversions. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof.

(b)   Any Eurodollar Loan may be continued as such upon the expiration of the then current Interest Period with respect thereto by the Borrower giving irrevocable notice substantially in the form of Exhibit H to the Administrative Agent, in accordance with the applicable provisions of the term "Interest Period" set forth in Section 1.1, of the length of the next Interest Period to be applicable to such Loans, <u>provided</u> that no Eurodollar Loan may be continued as such (i) when any Event of Default has occurred and is continuing and the Required Lenders have determined in their sole discretion not to permit such continuations or (ii) if an Event of Default specified in clause (i) or (ii) of Section 7(f) with respect to the Borrower is in existence, and <u>provided</u>, <u>further</u>, that if the Borrower shall fail to give any required notice as described above in this paragraph or if such continuation is not permitted pursuant to the preceding proviso such Loans shall be automatically converted to ABR Loans on the last day of such then expiring Interest Period. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof.

2.8   <u>Limitations on Eurodollar Tranches</u>. Notwithstanding anything to the contrary in this Agreement, all borrowings, conversions and continuations of Eurodollar Loans and all selections of Interest Periods shall be in such amounts and be made pursuant to such elections so that, (a) after giving effect thereto, the aggregate principal amount of the Eurodollar Loans comprising each Eurodollar Tranche shall be equal to $5,000,000 or a whole multiple of $1,000,000 in excess thereof and (b) no more than ten Eurodollar Tranches shall be outstanding at any one time.

2.9   <u>Interest Rates and Payment Dates</u> (a) Each Eurodollar Loan shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the Eurodollar Rate determined for such day plus the Applicable Margin.

(b) Each ABR Loan shall bear interest at a rate per annum equal to the ABR plus the Applicable Margin.

(c) (i) If all or a portion of the principal amount of any Loan shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), all outstanding Loans (whether or not overdue) shall bear interest at a rate per annum equal to the rate that would otherwise be applicable thereto pursuant to the foregoing provisions of this Section <u>plus</u> 2% from the date of such non‑payment until such amount is paid in full (as well after as before judgment); <u>provided</u> that this clause (c) shall not apply to any Event of Default that has been waived by the Lenders pursuant to Section 9.1.

(d) Interest shall be payable in arrears on each Interest Payment Date, provided that interest accruing pursuant to paragraph (c) of this Section shall be payable from time to time on demand.

2.10   Computation of Interest and Fees. (a) Interest and fees payable pursuant hereto shall be calculated on the basis of a 360-day year for the actual days elapsed, except that, with respect to ABR Loans the rate of interest on which is calculated on the basis of the Prime Rate, the interest thereon shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed. The Administrative Agent shall as soon as practicable notify the Borrower and the relevant Lenders of each determination of a Eurodollar Rate. Any change in the interest rate on a Loan resulting from a change in the ABR or the Eurocurrency Reserve Requirements shall become effective as of the opening of business on the day on which such change becomes effective. The Administrative Agent shall as soon as practicable notify the Borrower and the relevant Lenders of the effective date and the amount of each such change in interest rate.

(b)   Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of the Borrower, deliver to the Borrower a statement showing the quotations used by the Administrative Agent in determining any interest rate pursuant to Section 2.9(a).

2.11   Inability to Determine Interest Rate. If prior to the first day of any Interest Period:

(a) the Administrative Agent shall have determined (which determination shall be conclusive and binding upon the Borrower) that, by reason of circumstances affecting the relevant market, adequate and reasonable means do not exist for ascertaining the Eurodollar Rate for such Interest Period, or

(b) the Administrative Agent shall have received notice from the Required Lenders that the Eurodollar Rate determined or to be determined for such Interest Period will not adequately and fairly reflect the cost to such Lenders (as conclusively certified by such Lenders) of making or maintaining their affected Loans during such Interest Period,

the Administrative Agent shall give telecopy or telephonic notice thereof to the Borrower and the relevant Lenders as soon as practicable thereafter. If such notice is given (x) any Eurodollar Loans under the Term Facility requested to be made on the first day of such Interest Period shall be made as ABR Loans, (y) any Loans under the Term Facility that were to have been converted on the first day of such Interest Period to Eurodollar Loans shall be continued as ABR Loans and (z) any outstanding Eurodollar Loans under the Term Facility shall be converted, on the last day of the then-current Interest Period, to ABR Loans. Until such notice has been withdrawn by the Administrative Agent, no further Eurodollar Loans under the Term Facility shall be made or continued as such, nor shall the Borrower have the right to convert Loans under the Term Facility to Eurodollar Loans.

2.12   Pro Rata Treatment and Payments. (a) Each payment (including each prepayment) by the Borrower on account of principal of and interest on the Term Loans shall be made pro rata according to the respective outstanding principal amounts of the Term Loans then held by the Lenders. Amounts prepaid on account of the Term Loans may not be reborrowed.

(b)   All payments (including prepayments) to be made by the Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without setoff or counterclaim and shall be made prior to 2:00 P.M., New York City time, on the due date thereof to the Administrative Agent, for the account of the Lenders, at the Funding Office, in Dollars and in immediately available funds. The Administrative Agent shall distribute such payments to each relevant Lender promptly upon receipt in like funds as received, net of any amounts owing by such Lender pursuant to Section 8.7. If any payment hereunder (other than payments on the Eurodollar Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day. If any payment on a Eurodollar Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day. In the case of any extension of any payment of principal

pursuant to the preceding two sentences, interest thereon shall be payable at the then applicable rate during such extension.

(c)   Unless the Administrative Agent shall have been notified in writing by any Lender prior to a borrowing that such Lender will not make the amount that would constitute its share of such borrowing available to the Administrative Agent, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If such amount is not made available to the Administrative Agent by the required time on the Closing Date therefor, such Lender shall pay to the Administrative Agent, on demand, such amount with interest thereon, at a rate equal to the greater of (i) the Federal Funds Effective Rate and (ii) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, for the period until such Lender makes such amount immediately available to the Administrative Agent. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this paragraph shall be conclusive in the absence of manifest error. If such Lender's share of such borrowing is not made available to the Administrative Agent by such Lender within three Business Days after such Closing Date, the Administrative Agent shall also be entitled to recover such amount with interest thereon at the rate per annum applicable to ABR Loans under the Term Facility, on demand, from the Borrower.

(d)   Unless the Administrative Agent shall have been notified in writing by the Borrower prior to the date of any payment due to be made by the Borrower hereunder that the Borrower will not make such payment to the Administrative Agent, the Administrative Agent may assume that the Borrower is making such payment, and the Administrative Agent may, but shall not be required to, in reliance upon such assumption, make available to the Lenders their respective pro rata shares of a corresponding amount. If such payment is not made to the Administrative Agent by the Borrower within three Business Days after such due date, the Administrative Agent shall be entitled to recover, on demand, from each Lender to which any amount which was made available pursuant to the preceding sentence, such amount with interest thereon at the rate per annum equal to the daily average Federal Funds Effective Rate. Nothing herein shall be deemed to limit the rights of the Administrative Agent or any Lender against the Borrower.

(e)   If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.12(c), 2.12(d), 2.14(e) or 8.7, then the Administrative Agent may, in its discretion and notwithstanding any contrary provision hereof, (i) apply any amounts thereafter received by the Administrative Agent for the account of such Lender for the benefit of the Administrative Agent to satisfy such Lender's obligations to it under such Sections until all such unsatisfied obligations are fully paid, and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender under any such Section, in the case of each of clauses (i) and (ii) above, in any order as determined by the Administrative Agent in its discretion.

2.13   Requirements of Law. (a) If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the date hereof:

(i)   shall subject any Credit Party to any Taxes (other than (A) Indemnified Taxes and (B) Taxes described in clauses (b) through (e) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

(ii)   shall impose, modify or hold applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit (or participations therein) by, or any other acquisition of funds by, any office of such Lender that is not otherwise included in the determination of the Eurodollar Rate; or

(iii)   shall impose on such Lender any other condition (other than Taxes);

and the result of any of the foregoing is to increase the cost to such Lender or such other Credit Party, by an amount that such Lender or other Credit Party deems to be material, of making, converting into, continuing or maintaining Loans, or to reduce any amount receivable hereunder in respect thereof, then, in any such case, the Borrower shall promptly pay such Lender or such other Credit Party, upon its demand, any additional amounts necessary to compensate such Lender or such other Credit Party for such increased cost or reduced amount receivable. If any Lender or such other Credit Party becomes entitled to claim any additional amounts pursuant to this paragraph, it shall promptly notify the Borrower (with a copy to the Administrative Agent) of the event by reason of which it has become so entitled.

(b) If any Lender shall have determined that the adoption of or any change in any Requirement of Law regarding capital or liquidity requirements or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital or liquidity requirements (whether or not having the force of law) from any Governmental Authority made subsequent to the date hereof shall have the effect of reducing the rate of return on such Lender's or such corporation's capital as a consequence of its obligations hereunder by an amount deemed by such Lender to be material, then from time to time, after submission by such Lender to the Borrower (with a copy to the Administrative Agent) of a written request therefor, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such corporation for such reduction.

(c) Notwithstanding anything herein to the contrary, (i) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or by United States or foreign regulatory authorities, in each case pursuant to Basel III, and (ii) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a change in law, regardless of the date enacted, adopted, issued or implemented.

(d) A certificate as to any additional amounts payable pursuant to this Section submitted by any Lender to the Borrower (with a copy to the Administrative Agent) shall be conclusive in the absence of manifest error. Notwithstanding anything to the contrary in this Section, the Borrower shall not be required to compensate a Lender pursuant to this Section for any amounts incurred more than nine months prior to the date that such Lender notifies the Borrower of such Lender's intention to claim compensation therefor; provided that, if the circumstances giving rise to such claim have a retroactive effect, then such nine-month period shall be extended to include the period of such retroactive effect. The obligations of the Borrower pursuant to this Section shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

2.14   Taxes. (a) Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that, after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.14), the amounts received with respect to this agreement equal the sum which would have been received had no such deduction or withholding been made.

(b) The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for, Other Taxes.

(c) As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.14, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d) The Loan Parties shall jointly and severally indemnify each Credit Party, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Credit Party or required to be withheld or deducted from a payment to such Credit Party and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so) and (ii) any Taxes attributable to such Lender's failure to comply with the provisions of Section 9.6 (c) relating to the maintenance of a Participant Register, in either case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(a) (ii) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.14(f)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender's reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

(A)   any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B)   any Non-U.S. Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-U.S. Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1)   in the case of a Non-U.S. Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN or IRS Form

W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the "interest" article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the "business profits" or "other income" article of such tax treaty;

(2)   executed originals of IRS Form W-8ECI;

(3)   in the case of a Non-U.S. Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit E-1 to the effect that such Non-U.S. Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, a "10 percent shareholder" of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code (a "U.S. Tax Compliance Certificate") and (y) executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable; or

(4)   to the extent a Non-U.S. Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-2 or Exhibit E-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Non-U.S. Lender is a partnership and one or more direct or indirect partners of such Non-U.S. Lender are claiming the portfolio interest exemption, such Non-U.S. Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-4 on behalf of each such direct and indirect partner;

(C)   any Non-U.S. Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-U.S. Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. Federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D)   if a payment made to a Lender under any Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(iii) On or prior to the Closing Date, the Administrative Agent shall deliver to the Borrower an executed original of IRS Form W-8IMY certifying in Part I that the Administrative Agent is a U.S. branch of a foreign bank and certifying in Part IV, Line 12, that the Administrative Agent agrees to be treated as a U.S. Person with respect to any payments made to it under any Loan Document. The Administrative Agent agrees that if such IRS Form W-8IMY previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or promptly notify the Borrower in writing of its legal inability to do so.

(b)   If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.14 (including by the payment of additional amounts pursuant to this Section 2.14), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(c)   Each party's obligations under this Section 2.14 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender and the repayment, satisfaction or discharge of all obligations under the Loan Documents.

Indemnity

2.15   Indemnity. The Borrower agrees to indemnify each Lender for, and to hold each Lender harmless from, any loss or expense that such Lender may sustain or incur as a consequence of (a) default by the Borrower in making a borrowing of, conversion into or continuation of Eurodollar Loans after the Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (b) default by the Borrower in making any prepayment of or conversion from Eurodollar Loans after the Borrower has given a notice thereof in accordance with the provisions of this Agreement or (c) the making of a prepayment of Eurodollar Loans on a day that is not the last day of an Interest Period with respect thereto. Such indemnification may include an amount equal to the excess, if any, of (i) the amount of interest that would have accrued on the amount so prepaid, or not so borrowed, converted or continued, for the period from the date of such prepayment or of such failure to borrow, convert or continue to the last day of such Interest Period (or, in the case of a failure to borrow, convert or continue, the Interest Period that would have commenced on the date of such failure) in each case at the applicable rate of interest for such Loans provided for herein (excluding, however, the Applicable Margin included therein, if any) over (ii) the amount of interest (as reasonably determined by such Lender) that would have accrued to such Lender on such amount by placing such amount on deposit for a comparable period with leading banks in the interbank eurodollar market. A certificate as to any amounts payable pursuant to this Section submitted to the Borrower by any Lender shall be conclusive in the absence of manifest error. This covenant shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

2.16   Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.13 or 2.14(a) with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another

lending office for any Loans affected by such event with the object of avoiding the consequences of such event; provided, that such designation is made on terms that, in the sole judgment of such Lender, cause such Lender and its lending offices to suffer no economic, legal or regulatory disadvantage, and provided, further, that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Section 2.13 or 2.14(a).

2.17   Replacement of Lenders. The Borrower shall be permitted to replace any Lender that (a) requests reimbursement for amounts owing pursuant to Section 2.13 or 2.14(a) or (b) does not consent to any proposed amendment, supplement, modification, consent or waiver of any provision of this Agreement or any other Loan Document that requires the consent of each of the Lenders or each of the Lenders affected thereby (so long as the consent of the Required Lenders (with the percentage in such definition being deemed to be 50% for this purpose) has been obtained) (each such Lender, a "Non-Consenting Lender"), with a replacement financial institution; provided that (i) such replacement does not conflict with any Requirement of Law, (ii) no Event of Default shall have occurred and be continuing at the time of such replacement, (iii) prior to any such replacement, such Lender shall have taken no action under Section 2.16 so as to eliminate the continued need for payment of amounts owing pursuant to Section 2.13 or 2.14(a), (iv) the replacement financial institution shall purchase, at par, all Loans and other amounts owing to such replaced Lender on or prior to the date of replacement, (v) the Borrower shall be liable to such replaced Lender under Section 2.15 if any Eurodollar Loan owing to such replaced Lender shall be purchased other than on the last day of the Interest Period relating thereto, (vi) the replacement financial institution shall be reasonably satisfactory to the Administrative Agent, (vii) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 10.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein), (viii) until such time as such replacement shall be consummated, the Borrower shall pay all additional amounts (if any) required pursuant to Section 2.13 or 2.14(a), as the case may be, (ix) in the case of any replacement resulting from a Lender becoming a Non-Consenting Lender, the replacement financial institution shall have consented to the applicable amendment, supplement, modification, consent or waiver and (x) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender. Each party hereto agrees that an assignment required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Borrower, the Administrative Agent and the assignee and that the Lender required to make such assignment need not be a party thereto.

SECTION 3. REPRESENTATIONS AND WARRANTIES

To induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Loans, the Borrower hereby represents and warrants to the Administrative Agent and each Lender that:

3.1   Financial Condition. The audited consolidated balance sheets of the Borrower and its consolidated Restricted Subsidiaries as at December 31, 2011, December 31, 2012 and December 31, 2013, and the related consolidated statements of income and of cash flows for the fiscal years ended on such dates, reported on by and accompanied by an unqualified report Ernst & Young, present fairly the consolidated financial condition of the Borrower and its consolidated Restricted Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. The unaudited consolidated balance sheet of Borrower and its consolidated Restricted Subsidiaries as at March 31, 2014, and the related unaudited consolidated statements of income and cash flows for the three-month period ended on such date, present fairly the consolidated financial condition of the Borrower and its consolidated Restricted Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the three-month period then ended (subject to normal year‑end audit adjustments and the absence of footnotes). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as described above or as approved by the aforementioned firm of accountants and disclosed therein). As of the Closing Date, no Group Member has any material Guarantee Obligations, contingent liabilities and liabilities for taxes, or any long‑term leases or unusual forward or long‑term commitments, including any interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, that are not reflected in the most recent financial statements referred to in this paragraph.

During the period from March 31, 2014 to and including the date hereof there has been no Disposition by any Group Member of any material part of its business or property.

3.2   No Change. Since March 31, 2014, there has been no development or event that has had or could reasonably be expected to have a Material Adverse Effect.

3.3   Existence; Compliance with Law. Each Group Member (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign corporation or other organization and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and (d) is in compliance with all Requirements of Law except in each case referred to in clauses (a) (other than with respect to a Loan Party), (c) and (d), to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.4   Power; Authorization; Enforceable Obligations. Each Loan Party has the power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party and, in the case of the Borrower, to obtain extensions of credit hereunder. Each Loan Party has taken all necessary organizational action to authorize the execution, delivery and performance of the Loan Documents to which it is a party and, in the case of the Borrower, to authorize the extensions of credit on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the extensions of credit hereunder or with the execution, delivery, performance, validity or enforceability of this Agreement or any of the Loan Documents, except consents, authorizations, filings and notices described in Schedule 3.4, which consents, authorizations, filings and notices have been obtained or made and are in full force and effect. Each Loan Document has been duly executed and delivered on behalf of each Loan Party party thereto. This Agreement constitutes, and each other Loan Document upon execution will constitute, a legal, valid and binding obligation of each Loan Party party thereto, enforceable against each such Loan Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

3.5   No Legal Bar. The execution, delivery and performance of this Agreement and the other Loan Documents, the borrowings hereunder and the use of the proceeds thereof will not violate any Requirement of Law or any Contractual Obligation of any Group Member that could reasonably be expected to result in a Material Adverse Effect and will not result in, or require, the creation or imposition of any Lien on any of their respective properties or revenues pursuant to any Requirement of Law or any such Contractual Obligation. No Requirement of Law or Contractual Obligation applicable to the Borrower or any of its Subsidiaries could reasonably be expected to have a Material Adverse Effect.

3.6   Litigation. No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of the Borrower, threatened by or against any Group Member or against any of their respective properties or revenues (a) with respect to any of the Loan Documents or any of the transactions contemplated hereby or thereby, or (b) that could reasonably be expected to have a Material Adverse Effect.

3.7   No Default. No Group Member is in default under or with respect to any of its Contractual Obligations in any respect that could reasonably be expected to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing.

3.8   Ownership of Property; Liens. Each Group Member has title in fee simple to, or a valid leasehold interest in, all its real property, and good title to, or a valid leasehold interest in, all its other property, except where the failure to hold a valid easement could not reasonably be expected to have a Material Adverse

Effect, and none of such property is subject to any Lien except as permitted by Section 6.3.

3.9   Intellectual Property. Each Group Member owns, or is licensed to use, all Intellectual Property necessary for the conduct of its business as currently conducted. No material claim has been asserted and is pending by any Person challenging or questioning the use of any Intellectual Property or the validity or effectiveness of any Intellectual Property, nor does the Borrower know of any valid basis for any such claim. The use of Intellectual Property by each Group Member does not infringe on the rights of any Person in any material respect.

3.10   Taxes. Each Group Member has filed or caused to be filed all federal, state and other material Tax returns that are required to be filed and has paid all Taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other Taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than any the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the relevant Group Member); no Tax Lien has been filed, and, to the knowledge of the Borrower, no claim is being asserted, with respect to any such Tax, fee or other charge.

3.11   Federal Regulations. No part of the proceeds of any Loans, and no other extensions of credit hereunder, will be used (a) for "buying" or "carrying" any "margin stock" within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect for any purpose that violates the provisions of the regulations of the Board or (b) for any purpose that violates the provisions of the regulations of the Board. No more than 25% of the assets of the Group Members consist of "margin stock" as so defined. If requested by any Lender or the Administrative Agent, the Borrower will furnish to the Administrative Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G‑3 or FR Form U‑1, as applicable, referred to in Regulation U.

3.12   Labor Matters. Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes against any Group Member pending or, to the knowledge of the Borrower, threatened; (b) hours worked by and payment made to employees of each Group Member have not been in violation of the Fair Labor Standards Act or any other applicable Requirement of Law dealing with such matters; and (c) all payments due from any Group Member on account of employee health and welfare insurance have been paid or accrued as a liability on the books of the relevant Group Member.

3.13   ERISA. Except as would not reasonably be expected to have a Material Adverse Effect, (a) each Plan is in compliance with the applicable provisions of ERISA and the Code relating to Plans and the regulations and published interpretations thereunder; (b) no ERISA Event has occurred or is reasonably expected to occur; and (c) all amounts required by applicable law with respect to, or by the terms of, any retiree welfare benefit arrangement maintained by any Group Member or to which any Group Member has an obligation to contribute have been accrued in accordance with Accounting Standards Codification Topic 715-60. The present value of all accumulated benefit obligations under each Pension Plan (based on the assumptions set forth in Section 430 of the Code) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Pension Plan allocable to such accrued benefits (the "Funded Status") by an amount that would, either alone or in combination with the Funded Status of any other Pension Plan, reasonably be expected to have a Material Adverse Effect after taking account of the Borrower's regulatory assets that have been or will be recovered in its rates charged to customers, as permitted by FERC.

3.14   Investment Company Act; Other Regulations. No Loan Party is an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended. No Loan Party is subject to regulation under any Requirement of Law (other than Regulation X of the Board) that limits its ability to incur Indebtedness.

3.15   Subsidiaries. Except as disclosed to the Administrative Agent by the Borrower in writing from time to time after the Closing Date, (a) Schedule 3.15 sets forth the name and jurisdiction of incorporation of

each Subsidiary and, as to each such Subsidiary, the percentage of each class of Capital Stock owned by any Loan Party and (b) there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees or directors and directors' qualifying shares) of any nature relating to any Capital Stock of the Borrower or any Subsidiary, except as created by the Loan Documents. The Borrower has no Subsidiaries organized outside the United States.

3.16   <u>Use of Proceeds</u>. The proceeds of the Term Loans shall be used to fund (i) the repayment of a portion of the revolving loans under the Revolving Credit Agreement and (ii) general corporate purposes.

3.17   <u>Environmental Matters</u>. Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect:

(a)   the facilities and properties owned, leased or operated by any Group Member (the "<u>Properties</u>") do not contain, and have not previously contained, any Materials of Environmental Concern in amounts or concentrations or under circumstances that constitute or constituted a violation of, or would give rise to liability under, any Environmental Law;

(b)   no Group Member has received or has knowledge of any notice of violation, alleged violation, non-compliance, liability or potential liability related to environmental matters or compliance with Environmental Laws with regard to any of the Properties or the business operated by any Group Member (the "Business"), nor does the Borrower have knowledge that any such notice (i) will be received or (ii) is being threatened;

(c)   Materials of Environmental Concern have not been transported or disposed of from the Properties in violation of, or in a manner or to a location that would give rise to liability under, any Environmental Law, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Properties in violation of, or in a manner that would give rise to liability under, any applicable Environmental Law;

(d)   no judicial proceeding or governmental or administrative action is pending or, to the knowledge of the Borrower, threatened, under any Environmental Law to which any Group Member is or will be named as a party with respect to the Properties or the Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to the Properties or the Business;

(e)   there has been no release or, to the knowledge of the Borrower, threatened release of Materials of Environmental Concern at or from the Properties, or arising from or related to the operations of any Group Member in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that would give rise to liability under Environmental Laws;

(f)   the Properties and all operations at the Properties are in compliance, and have in the last five years been in compliance, with all applicable Environmental Laws, and there is no contamination at, under or about the Properties or violation of any Environmental Law with respect to the Properties or the Business; and

(g)   no Group Member has assumed any liability of any other Person under Environmental Laws.

3.18   <u>Accuracy of Information, etc</u>. No statement or information contained in this Agreement, any other Loan Document or any other document, certificate or statement furnished by or on behalf of any Loan Party to the Administrative Agent or the Lenders, or any of them, for use in connection with the transactions contemplated by this Agreement or the other Loan Documents, when taken as a whole, contained as of the date such statement, information, document or certificate was so furnished, any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein or therein not misleading under the

circumstances in which they were made; provided that any projections are based upon good faith estimates and assumptions believed by management of the Borrower to be reasonable at the time made, it being recognized by the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount. There is no fact known to any Responsible Officer of a Loan Party that could reasonably be expected to have a Material Adverse Effect that has not been expressly disclosed herein, in the other Loan Documents or in any other documents, certificates and statements furnished to the Administrative Agent and the Lenders for use in connection with the transactions contemplated hereby and by the other Loan Documents.

3.19   OFAC. No Loan Party or any Subsidiary (a) is currently the subject of any Sanctions, (b) is located, organized or residing in any Designated Jurisdiction, or (c) is or has been (within the previous five (5) years) engaged in any transaction with any Person who is now or was then the subject of Sanctions or who is located, organized or residing in any Designated Jurisdiction. No Loan, nor the proceeds from any Loan, has been used, directly or indirectly, by any Loan Party to lend, contribute, provide or has otherwise made available to fund any activity or business in any Designated Jurisdiction or, to the knowledge of any Loan Party, to fund any activity or business of any Person located, organized or residing in any Designated Jurisdiction or who is the subject of any Sanctions, or in any other manner that will result in any violation by any Person (including any Lender or the Administrative Agent) of Sanctions.

3.20   Solvency. As of the Closing Date, the Loan Parties, on a consolidated basis, are Solvent.

3.21   Senior Indebtedness. The Obligations constitute "Senior Indebtedness" of the Borrower under and as defined in the OpCo Notes Indenture.

SECTION 4. CONDITIONS PRECEDENT

4.1   Conditions to Initial Extension of Credit. The agreement of each Lender to make the initial extension of credit requested to be made by it is subject to the satisfaction, prior to or concurrently with the making of such extension of credit on the Closing Date, of the following conditions precedent:

(a)   Credit Agreement. The Administrative Agent shall have received this Agreement, executed and delivered by the Administrative Agent, the Borrower and each Lender listed on Schedule 1.1A.

(b)   Financial Statements. The Lenders shall have received (i) audited consolidated financial statements of the Borrower and its consolidated Subsidiaries for the 2011, 2012 and 2013 fiscal years ended December 31st of each such year and (ii) unaudited interim consolidated financial statements of the Borrower and its consolidated Subsidiaries for each fiscal quarter ended after the date of the latest applicable financial statements delivered pursuant to clause (i) of this paragraph as to which such interim financial statements are available, and such financial statements shall not, in the reasonable judgment of the Lenders, reflect any material adverse change in the consolidated financial condition of the Borrower and its consolidated Subsidiaries since the most recent audited financial statements.

(c)   Lien Searches. The Administrative Agent shall have received the results of a recent Lien search with respect to each Loan Party, and such search shall reveal no Liens on any of the assets of the Loan Parties except for Liens permitted by Section 6.3 or discharged on or prior to the Closing Date pursuant to documentation satisfactory to the Administrative Agent.

(d)   Fees. The Lenders and the Administrative Agent shall have received all fees required to be paid, and all expenses required to be paid and for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the Closing Date. At the option of the Borrower, all such amounts will be paid with proceeds of Loans made on the Closing Date and will be reflected in the funding instructions given by the Borrower to the Administrative Agent on or before the Closing Date.

(e)   Closing Certificate; Certified Certificate of Incorporation; Good Standing Certificates. The Administrative Agent shall have received (i) a certificate of the Borrower, dated the Closing Date, substantially in the form of Exhibit B, with appropriate insertions and attachments, including the certificate of incorporation of the Borrower certified by the Secretary of State of the State of Delaware, and (ii) a long form good standing certificate for the Borrower from the Secretary of State of the State of Delaware.

(f)   Legal Opinions. The Administrative Agent shall have received the legal opinion of Orrick Herrington & Sutcliffe LLP, counsel to the Borrower and its Subsidiaries, substantially in the form of Exhibit D which shall cover such other matters incident to the transactions contemplated by this Agreement as the Administrative Agent may reasonably require.

(g)   Representations and Warranties. Each of the representations and warranties made by the Borrower in or pursuant to the Loan Documents shall be true and correct in all material respects (unless qualified by materiality, in which case such representations and warranties shall be true and correct in all respects) on and as of such date as if made on and as of such date (except to the extent that such representations and warranties refer to an earlier date, in which case they shall be true and correct in all material respects (unless qualified by materiality, in which case such representations and warranties shall be true and correct in all respects) on and as of such earlier date).

(h)   No Default. No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the extensions of credit requested to be made on such date.

For the purpose of determining compliance with the conditions specified in this Section 4.1, each Lender that has signed this Agreement shall be deemed to have accepted, and to be satisfied with, each document or other matter required under this Section 4.1 unless the Administrative Agent shall have received written notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

SECTION 5. AFFIRMATIVE COVENANTS

The Borrower hereby agrees that, so long as any Loan or other amount is owing to any Lender or the Administrative Agent hereunder, the Borrower shall and shall cause each of its Restricted Subsidiaries to:

5.1   Financial Statements. Furnish to the Administrative Agent and each Lender:

(a)   as soon as available, but in any event within (i) 120 days after the end of each fiscal year of the Borrower ended December 31st of each such year, a copy of the audited consolidated balance sheet of the Borrower and its consolidated Restricted Subsidiaries and (ii) 120 days after the end of each fiscal year of the Borrower ended December 31st of each such year, a copy of the audited balance sheet of the Borrower and, if applicable, its consolidated Restricted Subsidiaries, in each case as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by Ernst & Young or other independent certified public accountants of nationally recognized standing. Notwithstanding the foregoing, the obligations in this Section 5.1(a) may be deemed satisfied upon the filing of the Borrower's or Parent's Form 10-K with the SEC;

(b)   as soon as available, but in any event not later than 75 days after the end of each of the first three quarterly periods of each fiscal year of the Borrower, (i) the unaudited consolidated balance sheet of the Borrower and its consolidated Restricted Subsidiaries and (ii) the unaudited balance sheet of the Borrower and, if applicable, its consolidated Restricted Subsidiaries, in each case as at the end of such quarter and the related unaudited consolidated statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form

the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments and the absence of footnotes). Notwithstanding the foregoing, the obligations in this Section 5.1(c) may be deemed satisfied upon the filing of the Borrower's or Parent's Form 10-Q with the SEC.

All such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied (except as approved by such accountants or officer, as the case may be, and disclosed in reasonable detail therein) consistently throughout the periods reflected therein and with prior periods.

5.2   Certificates; Other Information. Furnish to the Administrative Agent and each Lender (or, in the case of clause (h), to the relevant Lender):

(a)   either (x) concurrently with the delivery of the financial statements referred to in Section 5.1(a) (or upon satisfaction of such delivery requirement upon the Borrower or Parent filing a Form 10-K with the SEC) or (y) as soon as available, but in any event within 120 days after the end of each fiscal year of the Borrower ended December 31st of such year, a certificate of the independent certified public accountants reporting on such financial statements stating that in making the examination necessary therefor no knowledge was obtained of any Default or Event of Default, except as specified in such certificate;

(b)   either (x) concurrently with the delivery of any of the financial statements referred to in Section 5.1 (or upon satisfaction of such delivery requirement upon the Borrower or Parent filing a Form 10-K or 10-Q, as applicable, with the SEC) or (y) as soon as available, but in any event within the applicable time periods specified in Section 5.1 for delivery of the applicable financial statements, (i) a certificate of a Responsible Officer stating that such Responsible Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate and (ii) in the case of quarterly or annual financial statements, (A) a Compliance Certificate containing all information and calculations necessary for determining compliance by each Group Member with the provisions of Section 6.1 hereof as of the last day of the fiscal quarter or fiscal year of the Borrower, as the case may be, and (B) to the extent not previously disclosed to the Administrative Agent, (1) a description of any change in the jurisdiction of organization of any Loan Party and (2) a description of any Person that has become a Group Member, in each case since the date of the most recent report delivered pursuant to this clause (B) (or, in the case of the first such report so delivered, since the Closing Date);

(c)   as soon as available, and in any event no later than 90 days after the end of each fiscal year of the Borrower, a detailed consolidated budget for the following fiscal year (including a projected consolidated balance sheet of the Borrower and its Restricted Subsidiaries as of the end of the following fiscal year, the related consolidated statements of projected cash flow and projected income and a description of the underlying assumptions applicable thereto), and, as soon as available, significant revisions, if any, of such budget and projections with respect to such fiscal year (collectively, the "Projections"), which Projections shall in each case be accompanied by a certificate of a Responsible Officer stating that such Projections are based on reasonable estimates, information and assumptions;

(d)   if the Borrower is no longer a public reporting company, within 75 days after the end of each fiscal quarter of the Borrower (or 120 days, in the case of the fourth fiscal quarter of each fiscal year), a narrative discussion and analysis of the financial condition and results of operations of the Borrower and its Restricted Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, as compared to the comparable periods of the previous year;

(e) (i) as soon as practical, but in any event no later than five (5) Business Days prior to the effectiveness thereof, notice of any proposed amendment, supplement, waiver or other modification with respect to the OpCo Notes Indenture (including, once available, a summary of the material terms thereof) and (ii) no later than three (3) Business Days prior to the effectiveness thereof, copies of substantially final

drafts of such proposed amendment, supplement, waiver or other modification with respect to the OpCo Notes Indenture;

(f) if the Borrower is no longer a public reporting company, within five days after the same are sent, copies of all financial statements and reports that the Borrower sends to the holders of any class of its debt securities or public equity securities and, within five days after the same are filed, copies of all financial statements and reports that the Borrower may make to, or file with, the SEC;

(g) promptly following receipt thereof, copies of (i) any documents described in Section 101(k) or 101(l) of ERISA that any Group Member or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided, that if the relevant Group Members or ERISA Affiliates have not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plans, then, upon reasonable request of the Administrative Agent, such Group Member or the ERISA Affiliate shall promptly make a request for such documents or notices from such administrator or sponsor and the Borrower shall provide copies of such documents and notices to the Administrative Agent promptly after receipt thereof; and

(h) promptly, such additional financial and other information as any Lender may from time to time reasonably request.

5.3   Payment of Obligations. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its obligations of whatever nature that, if not paid, could result in a Material Adverse Effect, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the relevant Group Member.

5.4   Maintenance of Existence; Compliance. (a) (i) Preserve, renew and keep in full force and effect its organizational existence and (ii) take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business, except, in each case, as otherwise permitted by Section 6.4 and except, in the case of clause (ii) above, to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; and (b) comply with all Contractual Obligations and Requirements of Law except to the extent that failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.5   Maintenance of Property; Insurance. (a) Keep all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted and (b) maintain with financially sound and reputable insurance companies insurance on all its property in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are usually insured against in the same general area by companies engaged in the same or a similar business.

5.6   Inspection of Property; Books and Records; Discussions. (a) Keep proper books of records and account in which full, true and correct entries in conformity with GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities and (b) upon reasonable prior notice and at reasonable times up to two times per year provided no Event of Default has occurred and is continuing, permit representatives of the Administrative Agent or any Lender (unless an Event of Default has occurred and is continuing, at the expense of the Administrative Agent or such Lender, as applicable) to visit and inspect any of its properties and examine and make abstracts from any of its books and records, and to discuss the business, operations, properties and financial and other condition of the Group Members with officers and employees of the Group Members and with their independent certified public accountants.

5.7   Notices. Promptly give notice to the Administrative Agent and each Lender of:

(a)   the occurrence of any Default or Event of Default;

(b)   any (i) default or event of default under any Contractual Obligation of any Group Member or (ii) litigation, investigation or proceeding that may exist at any time between any Group Member and any Governmental Authority, that in either case, if not cured or if adversely determined, as the case may be, could reasonably be expected to have a Material Adverse Effect;

(c)   any litigation or proceeding affecting any Group Member (i) in which the amount involved is $1,000,000 or more and not covered by insurance, (ii) in which injunctive or similar relief is sought or (iii) which relates to any Loan Document;

(d)   the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of any Group Member in an aggregate amount exceeding a material amount, as soon as possible and in any event within 10 days after the Borrower knows or has reason to know thereof; and

(e)   any development or event that has had or could reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section 5.7 shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the relevant Group Member proposes to take with respect thereto.

5.8   Environmental Laws. (a) Comply in all material respects with, and use all commercially reasonable efforts to ensure compliance in all material respects by all tenants and subtenants (if any) with, all applicable Environmental Laws, and obtain and comply in all material respects with and maintain, and use all commercially reasonable efforts to ensure that all tenants and subtenants obtain and comply in all material respects with and maintain, any and all licenses, approvals, registrations or permits required under applicable Environmental Laws.

(b) Conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under applicable Environmental Laws and promptly comply in all material respects with the lawful orders and directives of Governmental Authorities regarding Environmental Laws.

5.9   Maintenance of Ratings. The Borrower will use commercially reasonable efforts to cause the public credit ratings issued by S&P and Moody's for the OpCo Notes to be maintained (but not to obtain or maintain a specific rating).

SECTION 6. NEGATIVE COVENANTS

The Borrower hereby agrees that, so long as any Loan or other amount is owing to any Lender or the Administrative Agent hereunder, the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

6.1   Financial Condition Covenants.

(a)   Consolidated Capitalization Ratio. Permit the Consolidated Capitalization Ratio as at the last day of any fiscal quarter of the Borrower to exceed 0.50 to 1.0.

(b)   Fixed Charge Coverage Ratio. Permit the Fixed Charge Coverage Ratio for any period of four consecutive fiscal quarters of the Borrower to be less than 2.50 to 1.0.

6.2   [Reserved].

6.3   Liens. Issue, assume, or guarantee any Indebtedness secured by a Lien, upon any property of the Borrower or any of its Restricted Subsidiaries without effectively providing that the Loans shall be equally

and ratably secured with such Indebtedness, except that the foregoing shall not prevent the Borrower or any of its Restricted Subsidiaries from issuing, assuming or guaranteeing Indebtedness secured by the following types of Liens:

(a)   purchase money Liens;

(b)   preexisting Liens on any property acquired or constructed by the Borrower or any Restricted Subsidiary and Liens created within one year after completion of such acquisition or construction;

(c)   Liens created on any contract for the sale of products or services related to the operation or use of any property acquired or constructed within one year after completion of such acquisition or construction;

(d)   Liens on property of a Restricted Subsidiary existing at the time it became a Restricted Subsidiary of the Borrower or existing on property at the time acquired by the Borrower;

(e)   Liens on oil or gas properties owned by the Borrower or any Restricted Subsidiary;

(f)   Liens that extend, or renew or replace in whole or in part a Lien permitted hereunder; and

(g)   other Liens securing a principal amount of Indebtedness in an aggregate amount which, at the time of incurrence and together with the Attributable Debt in respect of sale and lease-back transactions permitted by the proviso of Section 6.10, do not exceed 10% of Consolidated Net Tangible Assets.

6.4   Fundamental Changes. Enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), create Subsidiaries organized outside the United States or Dispose of all or substantially all of its property or business, except that:

(a)   any Restricted Subsidiary of the Borrower may be merged or consolidated with or into the Borrower or another Restricted Subsidiary of the Borrower (provided that the Borrower or a Loan Party shall be the continuing or surviving corporation);

(b)   any Restricted Subsidiary of the Borrower may Dispose of any or all of its assets to the Borrower or another Restricted Subsidiary of the Borrower (upon voluntary liquidation or otherwise);

(c)   any Investment may be structured as a merger, consolidation or amalgamation; and

(d)   any Permitted Sale Transaction may be structured as a merger, consolidation or amalgamation.

6.5   [Reserved].

6.6   [Reserved].

6.7   [Reserved].

6.8   [Reserved].

6.9   Transactions with Affiliates. Except as set forth in Schedule 6.9, enter into any transaction, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate unless such transaction is (a) otherwise permitted under this Agreement, (b) (i) in the ordinary course of business of the relevant Group Member and (ii) upon fair and reasonable terms no less favorable to the relevant Group Member than it would obtain in a comparable arm's length transaction with a Person that is not an Affiliate, or (c) any of the following items:

(i) any employment agreement entered into by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business and consistent with past practices;

(ii) transactions between or among the Borrower and/or its Restricted Subsidiaries;

(iii) transactions with a Person that is an Affiliate of the Borrower solely because the Borrower owns Capital Stock or other equity interests in, or controls, such Person;

(iv) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Borrower;

(v) sales of Capital Stock or other equity interests (other than Disqualified Stock) to Affiliates of the Borrower;

(vi) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements or stock option or stock ownership plans approved by the board of directors;

(vii) loans or advances to employees in the ordinary course of business and consistent with past practices; and

(viii) indemnification payments made to officers, directors and employees of the Borrower or any of its Restricted Subsidiaries pursuant to charter, bylaw, statutory or contractual provisions.

6.10 <u>Sales and Leasebacks</u>. Sell and lease back for more than three years any Principal Property acquired or placed into service more than 180 days before such lease arrangement; <u>provided</u> that notwithstanding the foregoing, the Borrower and any of its Subsidiaries may enter into such transactions so long as, at the time of such transactions, the sum of (x) the principal amount of Indebtedness secured by Liens permitted by Section 6.3(g) and (y) the aggregate Attributable Debt in respect of such transactions does not exceed 10% of Consolidated Net Tangible Assets.

6.11 <u>Swap Agreements</u>. Enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which the Borrower or any Restricted Subsidiary has actual exposure (other than those in respect of Capital Stock, the Senior Notes or the New Senior Notes) and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any Restricted Subsidiary.

6.12 <u>Changes in Fiscal Periods</u>. Permit the fiscal year of the Borrower to end on a day other than December 31st or change the Borrower's method of determining fiscal quarters.

6.13 <u>Lines of Business</u>. Enter into any business, either directly or through any Restricted Subsidiary, except for those businesses in which the Borrower and its Restricted Subsidiaries are engaged on the date of this Agreement or that are reasonably related thereto.

6.14 <u>Sanctions</u>. Permit, nor shall it permit any of Subsidiaries to, permit any Loan or the proceeds of any Loan, directly or indirectly, (a) to be knowingly lent, contributed or otherwise made available to fund any activity or business in any Designated Jurisdiction that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (b) to knowingly fund any activity or business of any Person located, organized or residing in any Designated Jurisdiction or who is the subject of any Sanctions that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or (c) in any other manner that, to the knowledge of such Loan Party, will result in any violation by any Person (including any Lender, Arranger or the Administrative Agent) of any Sanctions that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 7. EVENTS OF DEFAULT

If any of the following events shall occur and be continuing:

(a)   the Borrower shall fail to pay any principal of any Loan when due in accordance with the terms hereof; or the Borrower shall fail to pay any interest on any Loan, or any other amount payable hereunder or under any other Loan Document, within five days after any such interest or other amount becomes due in accordance with the terms hereof; or

(b)   any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document or that is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with this Agreement or any such other Loan Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made; or

(c)   any Loan Party shall default in the observance or performance of any agreement contained in clause (i) or (ii) of Section 5.4(a) (with respect to the Borrower only), Section 5.7(a) or Section 6 of this Agreement; or

(d)   any Loan Party shall default in the observance or performance of any other agreement contained in this Agreement or any other Loan Document (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of 30 days after notice to the Borrower from the Administrative Agent or the Required Lenders; provided, that if (i) such default cannot be cured in such 30-day period, (ii) such failure is susceptible of cure, (iii) the Loan Parties are proceeding with diligence and in good faith to cure such failure, and (iv) the Administrative Agent shall have received a certificate signed by an authorized officer of the Borrower to the effect of clauses (i), (ii) and (iii) above and stating what action the Borrower is taking to cure such failure then such 30-day cure period shall be extended to such date, not to exceed a total of 60 days, as shall be necessary for the applicable Loan Party to diligently cure such failure; or

(e)   any Group Member shall (i) default in making any payment of any principal of any Indebtedness (including any Guarantee Obligation, but excluding the Obligations) on the scheduled or original due date with respect thereto; or (ii) default in making any payment of any interest on any such Indebtedness beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created; or (iii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity or (in the case of any such Indebtedness constituting a Guarantee Obligation) to become payable; provided, that a default, event or condition described in clause (i), (ii) or (iii) of this paragraph (e) shall not at any time constitute an Event of Default unless, at such time, one or more defaults, events or conditions of the type described in clauses (i), (ii) and (iii) of this paragraph (e) shall have occurred and be continuing with respect to Indebtedness the aggregate outstanding principal amount of which is $50,000,000 or more; or

(f)   (i) any Group Member shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any

substantial part of its assets; or (ii) there shall be commenced against any Group Member any case, proceeding or other action of a nature referred to in clause (i) above that (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed or undischarged for a period of 60 days; or (iii) there shall be commenced against any Group Member any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) any Group Member shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) any Group Member shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or (vi) any Group Member shall make a general assignment for the benefit of its creditors; or

(g)   an ERISA Event shall have occurred which has resulted or could reasonably be expected to result in a Material Adverse Effect; or

(h)   one or more judgments or decrees shall be entered against any Group Member involving in the aggregate a liability (not paid or fully covered by insurance as to which the relevant insurance company has acknowledged coverage) of $50,000,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 30 days from the entry thereof; or

(i)   [Reserved];

(j)   a Change of Control Triggering Event shall occur; or

(k)   any of the Loan Documents shall cease, for any reason, to be in full force and effect, or any Loan Party or any Affiliate of any Loan Party shall so assert;

then, and in any such event, (A) if such event is an Event of Default specified in clause (i) or (ii) of paragraph (f) above with respect to the Borrower, automatically the Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents shall immediately become due and payable, and (B) if such event is any other Event of Default, with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower, declare the Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents to be due and payable forthwith, whereupon the same shall immediately become due and payable. Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived by the Borrower.

SECTION 8. THE AGENTS

8.1   Appointment. Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Loan Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.

8.2   Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys‑in‑fact and shall be entitled to advice

of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys in‑fact selected by it with reasonable care.

8.3   Exculpatory Provisions. Neither any Agent nor any of their respective officers, directors, employees, agents, advisors, attorneys‑in‑fact or affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such Person's own gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Agents under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party a party thereto to perform its obligations hereunder or thereunder. The Agents shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.

8.4   Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy or email message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to the Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, all Lenders) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, all Lenders), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.

8.5   Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Administrative Agent has received notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all Lenders); provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

8.6   Non-Reliance on Agents and Other Lenders. Each Lender expressly acknowledges that neither the Agents nor any of their respective officers, directors, employees, agents, advisors, attorneys‑in‑fact or affiliates have made any representations or warranties to it and that no act by any Agent hereafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by any Agent to any Lender. Each Lender represents to the Agents that it has, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations,

property, financial and other condition and creditworthiness of the Loan Parties and their affiliates and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of any Loan Party or any affiliate of a Loan Party that may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, advisors, attorneys-in-fact or affiliates.

8.7   Indemnification. The Lenders agree to indemnify each Agent and its officers, directors, employees, affiliates, agents, advisors and controlling persons (each, an "Agent Indemnitee") (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective Aggregate Exposure Percentages in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Loans shall have been paid in full, ratably in accordance with such Aggregate Exposure Percentages immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against such Agent Indemnitee in any way relating to or arising out of, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent Indemnitee under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from such Agent Indemnitee's gross negligence or willful misconduct. The agreements in this Section shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

8.8   Agent in Its Individual Capacity. Each Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Loan Party as though such Agent were not an Agent. With respect to its Loans made or renewed by it, each Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not an Agent, and the terms "Lender" and "Lenders" shall include each Agent in its individual capacity.

8.9   Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent upon 10 days' notice to the Lenders and the Borrower. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default under Section 7(a) or Section 7(f) with respect to the Borrower shall have occurred and be continuing) be subject to approval by the Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans. If no successor agent has accepted appointment as Administrative Agent by the date that is 10 days following a retiring Administrative Agent's notice of resignation, the retiring Administrative Agent's resignation shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. After any retiring Administrative Agent's resignation as Administrative Agent, the provisions of this Section 8 and of Section 9.5 shall continue to inure to its benefit.

8.10   Arrangers and Syndication Agent. Neither the Arrangers nor the Syndication Agent shall have any duties or responsibilities hereunder in their respective capacities as such.

SECTION 9. MISCELLANEOUS

9.1   Amendments and Waivers. Neither this Agreement, any other Loan Document, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section 9.1. The Required Lenders and each Loan Party party to the relevant Loan Document may, or, with the written consent of the Required Lenders, the Administrative Agent and each Loan Party party to the relevant Loan Document may, from time to time, (a) enter into written amendments, supplements or modifications hereto and to the other Loan Documents for the purpose of adding any provisions to this Agreement or the other Loan Documents or changing in any manner the rights of the Lenders or of the Loan Parties hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Loan Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall

(i) forgive the principal amount or extend the final scheduled date of maturity of any Loan, reduce the stated rate of any interest or fee payable hereunder (except in connection with the waiver of applicability of any post-default increase in interest rates (which waiver shall be effective with the consent of the Required Lenders) or extend the scheduled date of any payment thereof, or increase the amount or extend the expiration date of any Lender's Term Commitment, without the written consent of each Lender directly adversely affected thereby;

(ii) eliminate or reduce the voting rights of any Lender under this Section 9.1 without the written consent of such Lender;

(iii) amend the definition of Required Lenders, consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement and the other Loan Documents, in each case without the written consent of all Lenders;

(iv) amend, modify or waive any provision of Section 8 or any other provision of any Loan Document that affects the Administrative Agent without the written consent of the Administrative Agent;

(v) amend, modify or waive any provision of Section 2.12 without the written consent of each Lender affected thereby; or

(vi) amend, modify or waive any provision of Section 9.7 without the written consent of each Lender affected thereby.

Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Loan Parties, the Lenders, the Administrative Agent and all future holders of the Loans. In the case of any waiver, the Loan Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the other Loan Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon.

Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share in the benefits of this Agreement and the other Loan Documents with the Loans and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders.

Furthermore, notwithstanding the foregoing, the Administrative Agent, with the consent of the Borrower, may amend, modify or supplement any Loan Document without the consent of any Lender or the Required Lenders in order to correct, amend or cure any ambiguity, inconsistency or defect or correct any typographical error or other manifest error in any Loan Document.

9.2   Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three Business Days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, addressed as follows in the case of the Borrower and the Administrative Agent, and as set forth in an administrative questionnaire delivered to the Administrative Agent in the case of the Lenders, or to such other address as may be hereafter notified by the respective parties hereto:

Borrower:	4700 Highway 56 Owensboro, KY 42301
	Attention: Gayle Hobbs
	Facsimile: (270) 852-5010
	Telephone: (270) 852-5000

Administrative Agent:	Royal Bank of Canada 4th Floor, 20 King Street West, Toronto, Ontario M5H 1C4
	Attention: Manager, Agency Services Group
	Facsimile: 416-842-4023

provided that any notice, request or demand to or upon the Administrative Agent or the Lenders shall not be effective until received.

Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Section 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

9.3   No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

9.4   Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Loan Documents and in any document, certificate or statement delivered pursuant hereto or

in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans and other extensions of credit hereunder.

9.5   Payment of Expenses and Taxes. The Borrower agrees (a) to pay or reimburse the Administrative Agent and the Syndication Agent for all their respective reasonable and documented out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Agreement and the other Loan Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable fees and disbursements of one counsel to the Administrative Agent and the Syndication Agent and filing and recording fees and expenses, with statements with respect to the foregoing to be submitted to the Borrower prior to the Closing Date (in the case of amounts to be paid on the Closing Date) and from time to time thereafter on a quarterly basis or such other periodic basis as the Administrative Agent shall deem appropriate, (b) to pay or reimburse each Lender and the Administrative Agent for all its reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Loan Documents and any such other documents, including the reasonable and documented fees and disbursements of one counsel to the Administrative Agent and the Lenders, and one additional counsel in the event of a conflict between the Administrative Agent and the Lenders, (c) to pay, indemnify, and hold each Lender and the Administrative Agent harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other recording Taxes, if any, that may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Loan Documents and any such other documents, and (d) to pay, indemnify, and hold each Lender and the Administrative Agent, their respective affiliates, and their respective officers, directors, employees, agents, advisors and controlling persons (each, an "Indemnitee") harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Loan Documents and any such other documents, including any claim, litigation, investigation or proceeding regardless of whether any Indemnitee is a party thereto and whether or not the same are brought by the Borrower, its equity holders, affiliates or creditors or any other Person, including any of the foregoing relating to the use of proceeds of the Loans or the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of any Group Member or any of the Properties and the reasonable fees and expenses of one legal counsel in connection with claims, actions or proceedings by any Indemnitee against any Loan Party under any Loan Document (all the foregoing in this clause (d), collectively, the "Indemnified Liabilities"), provided that the Borrower shall have no obligation hereunder to any Indemnitee with respect to Indemnified Liabilities to the extent such Indemnified Liabilities are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or the material breach of the Loan Documents by such Indemnitee, and provided, further, that this Section 9.5(d) shall not apply with respect to Taxes other than any Taxes that represent losses or damages arising from any non-Tax claim. Without limiting the foregoing, and to the extent permitted by applicable law, the Borrower agrees not to assert and to cause its Subsidiaries not to assert, and hereby waives and agrees to cause its Subsidiaries to waive, all rights for contribution or any other rights of recovery with respect to all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature, under or related to Environmental Laws, that any of them might have by statute or otherwise against any Indemnitee. No Indemnitee shall be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnitee. No Indemnitee shall be liable for any indirect, special, exemplary, punitive or consequential damages in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby. All amounts due under this Section 9.5 shall be payable not later than 10 days after written demand therefor. Statements payable by the Borrower pursuant to this Section 9.5 shall be submitted to Susanne Harris (Telephone No. (270) 852-5000) (Facsimile No. (270) 852-5011), at the address of the Borrower set forth in Section 9.2, or to such other Person or address as may be hereafter designated by the Borrower in a

written notice to the Administrative Agent. The agreements in this Section 9.5 shall survive the termination of this Agreement and the repayment of the Loans and all other amounts payable hereunder.

9.6   Successors and Assigns; Participations and Assignments. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees (each, an "Assignee"), other than a natural person, all or a portion of its rights and obligations under this Agreement with the prior written consent of:

(A) the Borrower (such consent not to be unreasonably withheld or delayed), provided that no consent of the Borrower shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund (as defined below) or, if an Event of Default has occurred and is continuing, any other Person; and provided, further, that (x) the Borrower shall be deemed to have consented to any such assignment unless the Borrower shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof and (y) the Borrower shall not be deemed to be unreasonable in withholding its consent to an assignment to any Persons that are engaged as principals primarily in private equity or venture capital or any of such Persons' Affiliates; and

(B) the Administrative Agent (such consent not to be unreasonably withheld or delayed).

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender's Loans under the Term Facility, the amount of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrower and the Administrative Agent otherwise consent, provided that (1) no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its affiliates or Approved Funds, if any;

(B) (1) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 and (2) the assigning Lender shall have paid in full any amounts owing by it to the Administrative Agent; and

(C) the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities) will be made available and who may receive such information in accordance with the assignee's compliance procedures and applicable laws, including federal and state securities laws.

For the purposes of this Section 9.6, "Approved Fund" means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an affiliate of a Lender or (c) an entity or an affiliate of an entity that administers or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) below, from and after the effective date specified in each Assignment and Assumption the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.13, 2.14, 2.15 and 9.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the principal amount (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an Assignee, the Assignee's completed administrative questionnaire (unless the Assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c) Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (other than a natural person) (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (i) requires the consent of each Lender directly affected thereby pursuant to the proviso to the second sentence of Section 9.1 and (ii) directly affects such Participant. Each Lender that sells a participation agrees, at the Borrower's request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.17 with respect to any Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.13, 2.14 and 2.15 (subject to the requirements and limitations therein, including the requirements under Section 2.14(f) (it being understood that the documentation required under Section 2.14(f) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such Participant (i) agrees to be subject to the provisions of Sections 2.13 and 2.14 as if it were an assignee under paragraph (b) of this Section and (ii) shall not be entitled to receive any greater payment under Sections 2.13 or 2.14, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from an adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the date hereof that occurs after the Participant acquired the applicable participation. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.7(b) as though it were a Lender, provided such Participant shall be subject to

Section 9.7(a) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Loans or other obligations under the Loan Documents (the "Participant Register"); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant's interest in any obligations under any Loan Document) except to the extent that such disclosure is necessary to establish that such Loan or other obligation is in registered form under Section 5f.103-1 (c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Assignee for such Lender as a party hereto.

9.7   Adjustments; Set‑off. (a) Except to the extent that this Agreement or a court order expressly provides for payments to be allocated to a particular Lender or to the Lenders the Term Facility, if any Lender (a "Benefitted Lender") shall receive any payment of all or part of the Obligations owing to it (other than in connection with an assignment made pursuant to Section 9.6), or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set‑off, pursuant to events or proceedings of the nature referred to in Section 7(f), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of the Obligations owing to such other Lender, such Benefitted Lender shall purchase for cash from the other Lenders a participating interest in such portion of the Obligations owing to each such other Lender, or shall provide such other Lenders with the benefits of any such collateral, as shall be necessary to cause such Benefitted Lender to share the excess payment or benefits of such collateral ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefitted Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b) In addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law, if an Event of Default has occurred and is continuing and upon any Obligations becoming due and payable by the Borrower (whether at the stated maturity, by acceleration or otherwise), to apply to the payment of such Obligations, by setoff or otherwise, any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender, any affiliate thereof or any of their respective branches or agencies to or for the credit or the account of the Borrower.

9.8   Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

9.9   Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9.10   Integration. This Agreement and the other Loan Documents represent the entire agreement of the Borrower, the Administrative Agent and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.

9.11   **GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.**

9.12   Submission To Jurisdiction; Waivers. The Borrower hereby irrevocably and unconditionally:

(a)   submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the courts of the State of New York, the courts of the United States for the Southern District of New York, and appellate courts from any thereof; provided, that nothing contained herein or in any other Loan Document will prevent any Lender or the Administrative Agent from bringing any action to enforce any award or judgment or exercise any right against any property of any Loan Party in any other forum in which jurisdiction can be established;

(b)   consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c)   agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Borrower, as the case may be at its address set forth in Section 10.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;

(d)   agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law; and

(e)   waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any indirect, special, exemplary, punitive or consequential damages.

9.13   Acknowledgements. The Borrower hereby acknowledges and agrees that (a) no fiduciary, advisory or agency relationship between the Loan Parties and the Credit Parties is intended to be or has been created in respect of any of the transactions contemplated by this Agreement or the other Loan Documents, irrespective of whether the Credit Parties have advised or are advising the Loan Parties on other matters, and the relationship between the Credit Parties, on the one hand, and the Loan Parties, on the other hand, in connection herewith and therewith is solely that of creditor and debtor, (b) the Credit Parties, on the one hand, and the Loan Parties, on the other hand, have an arm's length business relationship that does not directly or indirectly give rise to, nor do the Loan Parties rely on, any fiduciary duty to the Loan Parties or their affiliates on the part of the Credit Parties, (c) the Loan Parties are capable of evaluating and understanding, and the Loan Parties understand and accept, the terms, risks and conditions of the transactions contemplated by this Agreement and the other Loan Documents, (d) the Loan Parties have been advised that the Credit Parties are engaged in a broad range of transactions that may involve interests that differ from the Loan Parties' interests and that the Credit Parties have no obligation to disclose such interests and transactions to the Loan Parties, (e) the Loan Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent the Loan Parties have deemed appropriate in the negotiation, execution and delivery of this Agreement and the other Loan Documents, (f) each Credit Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by it and the

relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Loan Parties, any of their affiliates or any other Person, (g) none of the Credit Parties has any obligation to the Loan Parties or their affiliates with respect to the transactions contemplated by this Agreement or the other Loan Documents except those obligations expressly set forth herein or therein or in any other express writing executed and delivered by such Credit Party and the Loan Parties or any such affiliate and (h) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Credit Parties or among the Loan Parties and the Credit Parties.

9.14   Confidentiality. Each of the Administrative Agent and each Lender agrees to keep confidential all non-public information provided to it by any Loan Party, the Administrative Agent or any Lender pursuant to or in connection with this Agreement that is designated by the provider thereof as confidential; provided that nothing herein shall prevent the Administrative Agent or any Lender from disclosing any such information (a) to the Administrative Agent or any other Lender or to any Affiliate thereof that needs such information in connection with the transactions contemplated by the Loan Documents (it being understood that such Persons to whom disclosure is made will be informed of the confidential nature of such information and be instructed to keep it confidential), (b) subject to an agreement to comply with the provisions of this Section, to any actual or prospective Transferee or any direct or indirect counterparty to any Swap Agreement (or any professional advisor to such counterparty), (c) to its employees, directors, agents, attorneys, accountants and other professional advisors or those of any of its Affiliates (it being understood that such Persons to whom disclosure is made will be informed of the confidential nature of such information and be instructed to keep it confidential), (d) upon the request or demand of any Governmental Authority, (e) in response to any order of any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law, (f) if required to do so in connection with any litigation or similar proceeding, (g) that has been publicly disclosed other than as a result of a breach of this Section, (h) to the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency that requires access to information about a Lender's investment portfolio in connection with ratings issued with respect to such Lender, or (i) in connection with the exercise of any remedy hereunder or under any other Loan Document, or (j) if agreed by the Borrower in its sole discretion, to any other Person.

Each Lender acknowledges that information furnished to it pursuant to this Agreement or the other Loan Documents may include material non-public information concerning the Borrower and its Affiliates and their related parties or their respective securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with those procedures and applicable law, including federal and state securities laws.

All information, including requests for waivers and amendments, furnished by the Borrower or the Administrative Agent pursuant to, or in the course of administering, this Agreement or the other Loan Documents will be syndicate-level information, which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities. Accordingly, each Lender represents to the Borrower and the Administrative Agent that it has identified in its administrative questionnaire a credit contact who may receive information that may contain material non-public information in accordance with its compliance procedures and applicable law, including federal and state securities laws.

9.15   **WAIVERS OF JURY TRIAL. THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.**

9.16   USA Patriot Act. Each Lender hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Patriot Act"), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Patriot Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

SOUTHERN STAR GAS PIPELINE, INC.

By:_____--
    Name:
    Title:

ROYAL BANK OF CANADA, as Administrative Agent

By:_____--
    Name:
    Title:

ROYAL BANK OF CANADA, as a Lender

By:_____--
    Name:
    Title:

BANK OF AMERICA, N.A., as a Lender

By:_____--
    Name:
    Title:

<u>Schedule 1.1A</u>

Term Commitment Amounts of the Lenders

Name and Address of Lender	Revolving Commitment
RBC Capital Markets 3 World Financial Center 200 Vesey Street, 9th Floor New York, New York 10281	$60,000,000
Bank of America Merrill Lynch One Bryant Park, 20th Floor New York, New York 10036	$40,000,000
Aggregate Commitments	**$100,000,000.00**

<u>Schedule 3.4</u>

Consents, Authorizations, Filings and Notices

MSIP-SSCC Holdings, LLC, Action by Consent of the Board of Directors in Lieu of Meeting, dated June 12, 2014

Southern Star Central Corp. Action by Consent of the Board of Directors in Lieu of Meeting, dated May 20, 2014

Southern Star Central Corp. Action by Consent of the Board of Directors in Lieu of Meeting, dated June 12, 2014

Southern Star Central Gas Pipeline, Inc. Action by Consent of the Board of Directors in Lieu of Meeting, dated June 12, 2014

<u>Schedule 3.15</u>

Subsidiaries

None.

Schedule 6.9

Transactions with Affiliates

MSIP-SSCC Holdings, LLC, Southern Star Central Corp., and Southern Star Central Gas Pipeline, Inc. Federal and State Income Tax Policy dated September 24, 2012.

Cash Management Program for Southern Star Central Corp. and Southern Star Central Gas Pipeline, Inc. dated June 16, 2006.

Administrative Services Agreement between Southern Star Central Corp., EFS-SSCC Holdings, L.L.C. and MSIP Southern Star L.L.C. dated January 23, 2012.

FORM OF

COMPLIANCE CERTIFICATE

This Compliance Certificate is delivered pursuant to Section 5.2(b) of the Credit Agreement, dated as of June 16, 2014 (as amended, supplemented or otherwise modified from time to time (the "Credit Agreement"), among SOUTHERN STAR CENTRAL GAS PIPELINE, INC., a Delaware corporation, (the "Borrower"), the Lenders party thereto and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "Administrative Agent"). Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

I am the duly elected, qualified and acting [Chief Financial Officer] of the Borrower.

I have reviewed and am familiar with the contents of this Certificate.

I have reviewed the terms of the Credit Agreement and the Loan Documents and have made or caused to be made under my supervision, a review in reasonable detail of the transactions and condition of the Borrower during the accounting period covered by the financial statements attached hereto as Attachment 1 (the "Financial Statements"). Such review did not disclose the existence during or at the end of the accounting period covered by the Financial Statements, and I have no knowledge of the existence, as of the date of this Certificate, of any condition or event which constitutes a Default or Event of Default[, except as set forth below].

Attached hereto as Attachment 2 are the computations showing compliance with the covenants set forth in Section 6.1 of the Credit Agreement.

IN WITNESS WHEREOF, I have executed this Certificate this _____ day of _____, 20__.

_____
Name:
Title:

Attachment 1
to Compliance Certificate

[Attach Financial Statements]

The information described herein is as of _____, _____, and pertains to the period from _____, _____ to _____, _____.

[Set forth Covenant Calculations]

FORM OF

CLOSING CERTIFICATE

Pursuant to Section 4.1(e) of the Credit Agreement, dated as of June 16, 2014 (as amended, supplemented or otherwise modified from time to time (the "Credit Agreement"; terms defined therein being used herein as therein defined), among SOUTHERN STAR CENTRAL GAS PIPELINE, INC., a Delaware corporation, (the "Borrower"), the Lenders party thereto and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "Administrative Agent"), the undersigned [INSERT TITLE OF OFFICER] of [INSERT NAME OF LOAN PARTY] (the "Certifying Loan Party") hereby certifies as follows:

The representations and warranties of the Certifying Loan Party set forth in each of the Loan Documents to which it is a party or which are contained in any certificate furnished by or on behalf of the Certifying Loan Party pursuant to any of the Loan Documents to which it is a party are true and correct in all material respects on and as of the date hereof with the same effect as if made on the date hereof, except for representations and warranties expressly stated to relate to a specific earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date.

_____ is the duly elected and qualified Corporate Secretary of the Certifying Loan Party and the signature set forth for such officer below is such officer's true and genuine signature.

No Default or Event of Default has occurred and is continuing as of the date hereof or after giving effect to the Loans to be made on the date hereof and the use of proceeds thereof.

The conditions precedent set forth in Section 4.1 of the Credit Agreement were satisfied as of the Closing Date.

The undersigned Corporate Secretary of the Certifying Loan Party certifies as follows:

There are no liquidation or dissolution proceedings pending or to my knowledge threatened against the Certifying Loan Party, nor has any other event occurred adversely affecting or threatening the continued corporate existence of the Certifying Loan Party.

The Certifying Loan Party is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its organization.

Attached hereto as Annex 1 is a true and complete copy of resolutions duly adopted by the Board of Directors of the Certifying Loan Party on _____; such resolutions have not in any way been amended, modified, revoked or rescinded, have been in full force and effect since their adoption to and including the date hereof and are now in full force and effect and are the only corporate proceedings of the Certifying Loan Party now in force relating to or affecting the matters referred to therein.

Attached hereto as Annex 2 is a true and complete copy of the By-Laws of the Certifying Loan Party as in effect on the date hereof.

Attached hereto as Annex 3 is a true and complete copy of the Certificate of Incorporation of the Certifying Loan Party as in effect on the date hereof.

The following persons are now duly elected and qualified officers of the Certifying Loan Party holding the offices indicated next to their respective names below, and the signatures appearing opposite their respective names below are the true and genuine signatures of such officers, and each of such officers is duly authorized to execute and

deliver on behalf of the Certifying Loan Party each of the Loan Documents to which it is a party and any certificate or other document to be delivered by the Certifying Loan Party pursuant to the Loan Documents to which it is a party:

Name	Office	Signature
		_____
		_____
		_____

IN WITNESS WHEREOF, the undersigned have hereunto set our names as of the date set forth below.

_____

Name:

Title:

_____

Name:

Title: Corporate Secretary

Date: _____, 2014

EXHIBIT C

FORM OF

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into between the Assignor named below (the "Assignor") and the Assignee named below (the "Assignee"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent below (i) all of the Assignor's rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as the "Assigned Interest"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1. Assignor: _____

2. Assignee: _____
   [and is an Affiliate/Approved Fund of [*identify Lender*][1]]

3. Borrower(s): _____

4. Administrative Agent: _____, as administrative agent under the Credit Agreement

5. Credit Agreement: The Credit Agreement dated as of June 16, 2014 (as amended, supplemented or otherwise modified from time to time (the "Credit Agreement"), among SOUTHERN STAR CENTRAL GAS PIPELINE, INC., a Delaware corporation, (the "Borrower"), the Lenders party thereto and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "Administrative Agent").

---

[1] Select as applicable.

6.   Assigned Interest:

Term Commitment	Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/ Loans Assigned	Percentage Assigned of Commitment/Loans.[2]
	$	$	%
	$	$	%
	$	$	%

Effective Date: _____, 20__ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The Assignee agrees to deliver to the Administrative Agent a completed administrative questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower, the Loan Parties and their Affiliates or their respective securities) will be made available and who may receive such information in accordance with the Assignee's compliance procedures and applicable laws, including Federal and state securities laws.

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR

_____
NAME OF ASSIGNOR

By:_____
   Title:

ASSIGNEE

_____
NAME OF ASSIGNEE

By:_____
   Title:

_____
[2] Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders.

[Consented to and][3] Accepted:

[NAME OF ADMINISTRATIVE AGENT], as
  Administrative Agent

By_____
  Title:

[Consented to:][4]

[NAME OF BORROWER]

By_____
  Title:

[NAME OF ANY OTHER RELEVANT PARTY]

By_____
  Title:

---

[3] To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

[4] To be added only if the consent of the Borrower [and/or other parties] is required by the terms of the Credit Agreement.

Credit Agreement, dated as of June 16, 2014 (as amended, supplemented or otherwise modified from time to time (the "Credit Agreement"), among SOUTHERN STAR CENTRAL GAS PIPELINE, INC., a Delaware corporation, (the "Borrower"), the Lenders party thereto and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "Administrative Agent").

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section [6.1] thereof, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender and (v) if it is a Non-U.S. Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

---

[5] Reference the affirmative covenant requiring delivery of financial statements.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by email or telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

080599-0099-14744-15923445

FORM OF

LEGAL OPINION OF ORRICK HERRINGTON & SUTCLIFFE LLP

[SEE ATTACHED]

FORM OF

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement (the "Credit Agreement"), dated as of June 16, 2014, among SOUTHERN STAR CENTRAL GAS PIPELINE, INC., a Delaware corporation (the "Borrower"), the several banks and other financial institutions or entities from time to time parties to this Credit Agreement (the "Lenders") and ROYAL BANK OF CANADA, as administrative agent. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 2.14 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

ARTICLE I[NAME OF LENDER]

By:

    Name:
    Title:

Date: _____ __, 20__

FORM OF

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement (the "Credit Agreement"), dated as of June 16, 2014, among SOUTHERN STAR CENTRAL GAS PIPELINE, INC., a Delaware corporation (the "Borrower"), the several banks and other financial institutions or entities from time to time parties to this Credit Agreement (the "Lenders") and ROYAL BANK OF CANADA, as administrative agent. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 2.14 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing, and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

ARTICLE II[NAME OF PARTICIPANT]

By:

    Name:

    Title:

Date: _____ __, 20__

080599-0099-14744-15923445

FORM OF

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement (the "Credit Agreement"), dated as of June 16, 2014, among SOUTHERN STAR CENTRAL GAS PIPELINE, INC., a Delaware corporation (the "Borrower"), the several banks and other financial institutions or entities from time to time parties to this Credit Agreement (the "Lenders") and ROYAL BANK OF CANADA, as administrative agent. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 2.14 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/ members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of such partner's/member's beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

ARTICLE III[NAME OF PARTICIPANT]

By:_____

    Name:

    Title:

Date: _____ __, 20__

FORM OF

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement (the "Credit Agreement"), dated as of June 16, 2014, among SOUTHERN STAR CENTRAL GAS PIPELINE, INC., a Delaware corporation (the "Borrower"), the several banks and other financial institutions or entities from time to time parties to this Credit Agreement (the "Lenders") and ROYAL BANK OF CANADA, as administrative agent. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 2.14 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any Note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Loan Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/ members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrower with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of such partner's/member's beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF LENDER]

By: _____

    Name:
    Title:

Date: _____ __, 20__

FORM OF NOTICE OF BORROWING

Royal Bank of Canada
4th Floor, 20 King Street
West,
Toronto, Ontario M5H 1C4
Attention: Manager, Agency
Services Group
Facsimile: 416-842-4023

[Date]

Dear Sirs:

Reference is made to the Credit Agreement (the "Credit Agreement") dated as of June 16, 2014, among Southern Star Central Gas Pipeline, Inc., a Delaware corporation (the "Borrower"), the several lenders from time to time parties to the Credit Agreement and Royal Bank of Canada, as administrative agent. Terms defined in the Credit Agreement are used herein with the same meanings. This notice constitutes a borrowing request as described in Section 2.2 of the Credit Agreement pursuant to which the Borrower hereby requests Term Loans under the Credit Agreement, and the Borrower specifies the following information with respect to the borrowing of Term Loans requested hereby:

Principal amount of Term Loan[6]:_____

Date of the Term Loan borrowing (which is a Business Day):_____

Interest rate basis[7]:_____

Interest Period[8]:_____

Location and number of Borrower's account at Administrative Agent to which proceeds of borrowing are to be disbursed:_____

[*SIGNATURE PAGE FOLLOWS*]

_____

[6] For each Eurodollar Tranche, must be equal to $5,000,000 or a whole multiple of $1,000,000 in excess thereof.

[7] Eurodollar Loan or ABR Loan.

[8] Which must comply with the definition of "Interest Period" and end not later than the Term Loan Maturity Date.

Very truly yours,

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By:

_____
Name:
Title:

FORM OF NOTICE OF PREPAYMENT

Royal Bank of Canada
4th Floor, 20 King Street
West,
Toronto, Ontario M5H 1C4
Attention: Manager, Agency
Services Group
Facsimile: 416-842-4023

[Date]

Dear Sirs:

Reference is made to the Credit Agreement (the "Credit Agreement") dated as of June 16, 2014, among Southern Star Central Gas Pipeline, Inc., a Delaware corporation (the "Borrower"), the several lenders from time to time parties to the Credit Agreement and Royal Bank of Canada, as administrative agent. Terms defined in the Credit Agreement are used herein with the same meanings.

The Borrower hereby provides you notice, irrevocably, pursuant to Section 2.5 of the Credit Agreement that on _____ __, ____, the Borrower intends to prepay $_____ in principal amount of the presently outstanding Term Loans under the Credit Agreement, which Term Loans are [ABR Loans] [Eurodollar Loans having an Interest Period ending on _____ __, ____]9.

[*SIGNATURE PAGE FOLLOWS*]

---

9 For any Eurodollar Loan prepaid on any day other than the last day of the Interest Period applicable thereto, Borrower shall also pay any amounts owed pursuant to Section 2.15.

Sincerely,

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By:_____
Name:
Title:

FORM OF NOTICE OF CONVERSION OR CONTINUATION

Royal Bank of Canada
4th Floor, 20 King Street
West,
Toronto, Ontario M5H 1C4
Attention: Manager, Agency
Services Group
Facsimile: 416-842-4023

[Date]

Dear Sirs:

Reference is made to the Credit Agreement (the "Credit Agreement") dated as of June 16, 2014, among Southern Star Central Gas Pipeline, Inc., a Delaware corporation (the "Borrower"), the several lenders from time to time parties to the Credit Agreement and Royal Bank of Canada, as administrative agent. Terms defined in the Credit Agreement are used herein with the same meanings.

The Borrower hereby gives you notice, irrevocably, pursuant to Section 2.7 of the Credit Agreement that the undersigned hereby requests a [conversion] [continuation] on _____ __, ____ of $_____ in principal amount of presently outstanding Term Loans that are [ABR Loans] [Eurodollar Loans having an Interest Period ending on _____ __, ____] [to] [as] [ABR][Eurodollar] Loans. [The Interest Period for such amount requested to be converted to or continued as Eurodollar Loans is [one] [two] [three] [six] [nine][10] [twelve][11] month[s].]

[*SIGNATURE PAGE FOLLOWS*]

---

[10] Requires consent of all Lenders under the Term Facility.

[11] Requires consent of all Lenders under the Term Facility.

Very truly yours,

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By:_____
Name:
Title:

Exhibit 99.1



News Release

Southern Star Central Corp.

Date: June 16, 2014

Contact:	Susanne Harris	Gayle Hobbs	Rob Carlton
	Southern Star (financial)	Southern Star (media relations)	Southern Star (media relations)
	(270) 852-4600	(270) 852-4503	(270) 852-4500
	susanne.w.harris@sscgp.com	gayle.b.hobbs@sscgp.com	robert.w.carlton@sscgp.com

Owensboro, KY –

Southern Star Central Corp. Completes Offering of Senior Notes, Announces Early Results of Tender Offers and Consent Solicitations for Its 6.75% Senior Notes Due 2016 and Announces Redemption of Remaining 6.75% Senior Notes Due 2016

Southern Star Central Corp. (the "Company") announced today that it has completed its offering of $450 million aggregate principal amount of 5.125% Senior Notes due 2022.

The Company also announced that as of 5:00 p.m., New York City Time, on June 13, 2014 (the "Early Tender Deadline"), the Company received valid tenders and consents from (i) holders of $146,588,000 in aggregate principal amount of its 6.75% Senior Notes due 2016 (CUSIP No. 843830 AD2) (the "2006 Notes") as part of its previously announced tender offer and consent solicitation for the 2006 Notes, which represents 73.29% of the outstanding aggregate principal amount of 2006 Notes, (ii) holders of $39,170,000 in aggregate principal amount of its 6.75% Senior Notes due 2016 (CUSIP No. 843830 AE0) (the "2008 144A Notes") as part of its previously announced tender offer and consent solicitation for the 2008 144A Notes, which represents 78.34% of the outstanding aggregate principal amount of 2008 144A Notes, and (iii) holders of $0 in aggregate principal amount of its 6.75% Senior Notes due 2016 (CUSIP No. U84416 AC7) (the "2008 Reg. S Notes" and, together with the 2006 Notes and 2008 144A Notes, the "Notes") as part of its previously announced tender offer and consent solicitation for the 2008 Notes, which represents 0% of the outstanding aggregate principal amount of 2008 Reg. S Notes.

The Company expects to accept for purchase all Notes validly tendered and not validly withdrawn prior to the Early Tender Deadline (and all related consents) on June 16, 2014 (the "Early Payment Date"). Holders

of such Notes accepted for purchase will receive total consideration of $1,003.30 per $1,000 principal amount of Notes, plus accrued and unpaid interest, which amount includes the early tender payment of $30.00 per $1,000 principal amount of Notes.

The consents received from holders of Notes exceed the amount needed to adopt the proposed amendments to (i) the indenture dated April 13, 2006 governing the 2006 Notes (the "2006 Indenture") and (ii) the indenture dated April 16, 2008 governing the 2008 Notes (the "2008 Indenture" and, together with the 2006 Indenture, the "Indentures"). Accordingly, the Company has executed supplemental indentures to the Indentures (the "Supplemental Indentures") that will, among other modifications, eliminate substantially all of the restrictive covenants and certain events of default contained in the Indentures with respect to the Notes. The Supplemental Indentures will become effective on the Early Payment Date.

The tender offers remain open and are scheduled to expire at 12:00 midnight, New York City time, at the end of the day on June 27, 2014, unless extended or earlier terminated (the "Expiration Date"). As described in more detail in the Company's Offer to Purchase and Consent Solicitation Statement (the "Offer to Purchase") and related Letter of Transmittal and Consent (the "Letter of Transmittal"), each dated June 2, 2014, Holders who validly tender their Notes and deliver their consents after the Early Tender Deadline but by the Expiration Date will receive the tender offer consideration of $973.30 per $1,000 principal amount of Notes, plus accrued and unpaid interest, if such Notes are accepted for purchase, but will not receive the early tender payment of $30.00 per $1,000 principal amount of Notes.

Withdrawal rights for the tender offers and consent solicitations expired at 5:00 p.m., New York City Time, on June 13, 2014 (the "Withdrawal Deadline"). Tenders of Notes (and deliveries of consents) may not be withdrawn or revoked after the Withdrawal Deadline, unless required by applicable law.

The tender offers are subject to the satisfaction or waiver of certain conditions. The complete terms and conditions of the tender offers and consent solicitations are described in the Offer to Purchase and the Letter of Transmittal. Requests for documents may be directed to D.F. King & Co., Inc., as information agent and tender agent (the "Information Agent"), by phone at (800) 578-5378 (U.S. toll-free) or (212) 269-5550 (banks and brokers), or in writing at 48 Wall Street, 22nd Floor, New York, New York 10005. The Offer to Purchase and the Letter of Transmittal also address certain U.S. federal income tax consequences. Holders should seek their own advice based on their particular circumstances from an independent tax advisor.

The Company has retained RBC Capital Markets, LLC as the dealer manager and solicitation agent (the "Dealer Manager") for the tender offers and consent solicitations. Persons with questions regarding either of the tender offers and consent solicitations should contact RBC Capital Markets, LLC at (877) 381-2099

(toll free) or (212) 618-7822 (collect), and may also contact a broker, dealer, commercial bank or trust company or other nominee for assistance.

None of the Company, the Dealer Manager, the Information Agent, the trustee for the Notes or their respective affiliates makes any recommendation as to whether holders of the Notes should tender all or any portion of their Notes pursuant to the tender offers or consent to the proposed amendments to the Indentures, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender Notes and deliver consents, and, if so, the principal amount of Notes to tender.

On June 16, 2014, the trustee for the Notes issued notices at the direction of the Company to holders of the Notes that remained outstanding as of the Early Payment Date that the Company had elected to redeem all Notes that will remain outstanding as of the Expiration Date. The redemption will take place on July 16, 2014 and the redemption price of the Notes will be 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell the Notes or any other security or a solicitation of consents with respect to any of the Notes. The tender offers and consent solicitations are being made solely by the Offer to Purchase and the Letter of Transmittal. In any jurisdiction where the laws require the tender offers and consent solicitations to be made by a licensed broker or dealer, they will be deemed made on behalf of the Company by RBC Capital Markets, LLC or by one or more registered brokers or dealers under the laws of such jurisdiction. The tender offers and consent solicitations are not being made directly or indirectly to any resident or person located in any jurisdiction in which the making and acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Southern Star Central Corp.

Southern Star Central Corp., headquartered in Owensboro, Kentucky, owns Southern Star Central Gas Pipeline, Inc. ("Central"), an interstate natural gas transportation company in the Midwest and Mid-continent regions of the United States. Southern Star's pipeline system is composed of approximately 6,000 miles of mainline and branch transmission and storage pipelines located in Colorado, Kansas, Missouri, Nebraska, Oklahoma, Texas and Wyoming. The system serves customers in these seven states, including major metropolitan areas in Kansas and Missouri, which are its main market areas.

Forward-Looking Statements

The information in this release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan" and "objective" and other similar expressions identify some of the statements that are forward-looking. These statements are based on management's beliefs and assumptions and on information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements. In addition to any

assumptions and other factors referred to specifically in connection with such statements, factors that could cause actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following: future utilization of pipeline capacity, which can depend on energy prices and the prices for natural gas available on Central's system, competition from other pipelines and alternative fuels, the general level of natural gas demand, decisions by customers not to renew expiring natural gas transportation contracts, adequate supplies of natural gas, the construction or abandonment of gas customer facilities, weather conditions and other factors beyond Central's control; operational risks and limitations of Central's pipeline system and of interconnected pipeline systems; our ability to raise capital and fund capital expenditures in a cost-effective manner; changes in federal, state or local laws and regulations to which Central is subject, including allowed rates of return and related regulatory matters, regulatory disclosure obligations, the regulation of financial dealings between us and our affiliates, and tax, environmental, safety and employment laws and regulations; our ability to manage costs; the ability of Central's customers to pay for its services; environmental liabilities that are not covered by an indemnity or insurance; our ability to expand into new markets as well as our ability to maintain existing markets; our ability to obtain governmental and regulatory approval of various expansion projects as well as our ability to maintain and comply with such approvals; the cost and effects of legal and administrative proceedings; the effect of accounting interpretations and changes in accounting policies; restrictive covenants contained in various debt instruments applicable to us and our subsidiaries which may restrict our ability to pursue our business strategies; changes in general economic, market or business conditions; and economic repercussions from terrorist activities and the government's response to such terrorist activities.

Other factors and assumptions not identified above may also impact these forward-looking statements. The failure of those other assumptions to be realized, as well as other factors, which may or may not occur, may also cause actual results to differ materially from those projected. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements.